5/13


05007869

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Fairborne Energy Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

FILE NO. 82- 34863 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/16/05

File # 82-34863

12-31-04
AR/S

FAIRBORNE ENERGY LTD.

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2004

March 21, 2005

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"**ABCA**" means *Business Corporations Act* (Alberta);

"**CBM**" means coal bed methane;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd.;

"**GLJ Report**" means the report of GLJ dated January 15, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation (other than those evaluated in the Sproule Report) as at December 31, 2004;

"**Gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Net**" means:

(a) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(c) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the report of Sproule dated January 21, 2005, evaluating the natural gas reserves of the Corporation attributable to its coal bed methane property of the Corporation in the Clive area of Alberta as at December 31, 2004;

"**West Pembina Acquisition**" means the acquisition of crude oil, natural gas and natural gas liquids assets from BP Canada Energy Company.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial year, being December 31, 2004.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward looking statements. These forward looking statements are made as of the date hereof and the Corporation assumes no obligation to update or review them to reflect new events or circumstances.

Forward looking statements and other information contained herein concerning the oil and gas industry and the Corporation's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Corporation is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

BACKGROUND

Fairborne Energy Ltd. was incorporated as Fairborne Oil & Gas Ltd. under the ABCA on January 9, 2002. On February 8, 2002, the Corporation changed its name to Fairborne Energy Ltd. On May 30, 2002, the Articles of Fairborne were amended to (i) change the rights, privileges, restrictions and conditions attaching to the common shares of Fairborne, (ii) create a class of shares designated as Class A voting common shares, (iii) create a class of shares designated as preferred shares, (iv) increase the minimum number of directors from one to three, and (v) remove restrictions on the transferability of its shares.

Effective July 2, 2003, pursuant to a plan of arrangement (the "Pivotal Arrangement") under the ABCA, Fairborne acquired all of the issued and outstanding common shares of Pivotal Energy Ltd. ("Pivotal"). See "General Development of the Business". In conjunction with the Pivotal Arrangement, the Articles of Fairborne were amended and restated, as of July 2, 2003, such that the current authorized share capital of Fairborne consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series.

Pursuant to the Pivotal Arrangement, Pivotal became a wholly-owned subsidiary of Fairborne. At the time of the acquisition of Pivotal, Pivotal also had one wholly-owned subsidiary, North American Explorers Inc., incorporated under the laws of Wyoming, which is now an indirect wholly-owned subsidiary of Fairborne. Fairborne is the managing partner of the Fairborne Production Partnership (an Alberta general partnership), the partners of which are Fairborne and its wholly-owned subsidiary, 988191 Alberta Ltd. Fairborne is also the managing partner of Fairborne Pivotal Production Partnership (an Alberta general partnership), which owns substantially all of Fairborne's producing oil and gas properties, the partners of which are Fairborne, Case Resources Inc. ("Case"), Pivotal and the Fairborne Production Partnership.

On March 31, 2004, Fairborne completed the West Pembina Acquisition and on July 27, 2004, Fairborne completed the acquisition of all of the issued and outstanding common shares of Case. At the time of the acquisition of Case, Case also had one wholly-owned subsidiary, Case Sub Ltd (incorporated under the laws of Alberta), which is now an indirect wholly-owned subsidiary of Fairborne. See "General Development of the Business".

Unless the context otherwise requires, reference herein to "Fairborne" the “Company" or the "Corporation" means Fairborne Energy Ltd. together with its wholly-owned subsidiaries, Pivotal, North American Explorer Inc., 988191 Alberta Ltd., Case Resources Inc., Case Sub Ltd., the Fairborne Production Partnership and the Fairborne Pivotal Production Partnership.

Fairborne's principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Common Shares of Fairborne trade on the Toronto Stock Exchange (the "TSX") under the symbol "FEL".

GENERAL DEVELOPMENT OF THE BUSINESS

Fairborne has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne completed two private placements pursuant to which an aggregate of (i) 4,600,000 common shares were issued to the founders of Fairborne at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "Clive/Wood River Acquisition") for a total consideration of $36,395,000.

The Pivotal Arrangement closed effective July 2, 2003. Pursuant to the Pivotal Arrangement, (i) each issued and outstanding common share of Fairborne, as such common shares then existed, was transferred to Fairborne in exchange for one Common Share; (ii) each issued and outstanding Class A voting common share of

Fairborne, as such shares then existed, was transferred to Fairborne in exchange for one (1) Common Share; (iii) each issued and outstanding common share of Pivotal and any rights associated therewith were transferred to Fairborne in exchange for 0.485 Common Shares (the "Exchange Ratio"); and (iv) all options to purchase common shares of Pivotal were amended to represent options to acquire Common Shares of Fairborne (in lieu of common shares of Pivotal) based upon the Exchange Ratio. Pursuant to the Pivotal Arrangement, Fairborne issued an aggregate of 10,576,688 Common Shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne had approximately 30.3 million Common Shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne, as they existed immediately prior to completion of the transaction, held the remaining 65%.

On December 9, 2003 Fairborne completed a private placement of 1,500,000 flow-through Common Shares at a price of $6.75 per share for total gross proceeds of $10,125,000.

On February 27, 2004, the Corporation completed a private placement of 6,178,000 subscription receipts ("Subscription Receipts"), at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one Common Share, without the payment of any additional consideration, upon closing of the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, the Corporation entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the West Pembina Acquisition and the remainder of the purchase price was funded from the Corporation's available bank facility which was increased to $85 million.

On May 24, 2004, Fairborne entered into an arrangement agreement with Case, pursuant to which Fairborne acquired all of the issued and outstanding common shares of Case on the basis of 0.0909 Common Shares for each issued and outstanding common share of Case pursuant to a plan of arrangement under the ABCA (the "Case Arrangement"). In connection with the Case Arrangement, Fairborne assumed approximately $12 million in debt and working capital deficit including transaction costs. The Case Arrangement was effective July 27, 2004. Fairborne filed a business acquisition report dated October 7, 2004 in respect of its acquisition of Case, which business acquisition report is incorporated herein by reference and a copy of which is available on SEDAR at www.sedar.com.

Case's principal property was located at Haynes, Alberta immediately south of Fairborne's Clive producing property and has resulted in operational enhancement and cost saving benefits as a result of the consolidation of the properties. Further, the majority of Case's undeveloped lands are located within Fairborne's West Pembina/Brazeau operating area and the relative proximity of these assets has permitted immediate integration into Fairborne's operating structure and expanded Fairborne's inventory of opportunities.

On August 10, 2004 Fairborne completed the public offering of 1,600,000 Common Shares, issued on a "flow-through" basis, at an issue price of $12.50 per share for gross proceeds of $20 million.

On December 23, 2004 Fairborne completed a public offering of 2,725,000 Common Shares at an issue price of $11.50 per share and 322,000 Common Shares, issued on a "flow-through" basis, at an issue price of $14.50 per share, for gross proceeds of $36,006,500.

On March 9, 2005, Fairborne announced that its board of directors had unanimously approved a proposal to reorganize Fairborne to create a new oil and gas trust, Fairborne Energy Trust (the "Trust") and a public exploration-focused junior producer, Fairquest Energy Ltd. ("Fairquest") by way of a plan of arrangement (the "Arrangement"). Pursuant to the Arrangement, Fairborne shareholders would receive, for each outstanding common share of Fairborne, 0.333 of a common share of Fairquest and at their election, either one unit of the Trust (which receive monthly cash distributions), or one exchangeable share (the exchange ratio of which will be adjusted on a monthly basis in lieu of cash distributions to unitholders) of an affiliated entity, such shares being exchangeable into trust units of the Trust subject to a maximum number of exchangeable shares to be issued. The Arrangement is subject to approval of the shareholders and optionholders of Fairborne, the approval of the majority of shareholders excluding management, the approval of the Queen's Bench of Alberta and of certain regulatory agencies. It is anticipated that the closing of the Arrangement will occur on or about the end of May, 2005.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

The business plan of Fairborne is to create sustainable and profitable growth in the oil and gas industry in Western Canada. To accomplish this, Fairborne will pursue an integrated growth strategy including development and exploration drilling together with focused acquisitions in selected areas.

Fairborne plans to pursue the internal and external generation of exploration plays that have low to medium risk and multi-zone potential. Fairborne plans to maintain a balance between exploration, exploitation and development drilling largely targeting natural gas reserves over the course of the next several years. Management of Fairborne will consider asset and corporate acquisition opportunities that meet Fairborne's business parameters.

Principal Properties

The following is a description of Fairborne's principal oil and natural gas properties as at December 31, 2004. Unless otherwise indicated, production stated is average production for 2004 received by Fairborne in respect of its working interest share before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004.

Brazeau

The Brazeau operating area was acquired as part of the West Pembina Acquisition, which included an operated 57.633923% working interest in the Brazeau Belly River Unit #6. This Unit produces hydrocarbons from sandstone reservoirs within both the Basal and Lower intervals of the Cretaceous age Belly River formation . Following the acquisition, Fairborne performed 11 well recompletions (7.8 net) targeting low risk bypassed pay opportunities. Of these recompletions, eight were successful. Production from Brazeau was included in Fairborne's operating results beginning April 1, 2004, resulting in average production for Fairborne in 2004 of 384 Bbls/d oil and NGLs and 1,274 Mcf/d natural gas representing 597 BOE/d, which is produced through operated pipeline infrastructure to operated gas processing facilities. The Company plans to continue with a development program through 2005 with 3 recompletions and 2 drills planned.

West Pembina

Acquired in the West Pembina Acquisition, Fairborne's West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. With production included from April 1, 2004, Fairborne's average daily production from West Pembina in 2004 was 7,152 Mcf/d of natural gas with 211 Bbls/d of crude oil and NGLs for an equivalent of 1,403 BOE/d. The majority of production in the Nisku comes from single well pools with between 10% and 40% hydrogen sulphide and initial estimated recoverable reserves ranging from 5 to 25 Bcf. Utilizing an extensive three dimensional seismic database, Fairborne proceeded to drill one successful well in the final quarter of 2004, which will be brought on stream in 2005. Also in 2004, the Company performed several remedial drilling and completion operations to optimize production as well as extensive modeling of the gas gathering infrastructure to ensure increased operational efficiency. In addition to the current wells, infrastructure, and production, Fairborne holds a working interest in 69,440 gross (48,999 net) acres of undeveloped land. The Company has a large inventory of Nisku prospects and as part of the overall exploration drilling strategy will drill three Nisku wells in 2005. In addition to this, a compression project will be completed in the second quarter of 2005 that will increase the hydraulic efficiency of the eastern portion of the West Pembina gathering system.

Columbia/Harlech

The Columbia/Harlech area is located in west-central Alberta in Fairborne's West Pembina core operating area, approximately 180 kilometers southwest of Edmonton. Included in the West Pembina Acquisition, the lands in Columbia/Harlech were non-productive at the time of acquisition. In August 2004, Fairborne initiated a seven gross well (4.9 net) exploratory drilling program targeting sweet gas from multiple reservoirs within Cretaceous aged strata, with a 90% success rate. In addition to the new drilling, Fairborne recompleted two pre-existing, non-producing wells, both of which successfully tested natural gas. As of December 31, 2004, six gross (4.9 net) wells were on production with daily production to Fairborne of 4,200 Mcf/d and 75 Bbls/d in oil and natural gas liquids. Fairborne holds a working interest in 49,280 gross (36,547 net) acres of land in Columbia Harlech, 90% of which is undeveloped. The Company plans to drill 19 wells at Columbia/Harlech in 2005. These will be a mix of deeper exploration wells targeting seismically defined features in the lower Cretaceous as well as 10 development wells targeting the Belly River and Viking.

Clive

Fairborne's Clive core operating area is located in central Alberta, approximately 50 kilometers northeast of Red Deer. Fairborne currently produces oil from two units which produce oil and gas from Devonian aged reservoirs, as well as conventional oil and natural gas from non-unitized lands in the area. In addition to the conventional oil and gas production, Fairborne has developed an extensive project targeting coal bed methane gas from coals within the Horseshoe Canyon formation of the Cretaceous. During 2004, average daily production to Fairborne's interests from the Clive property was 1,115 Bbls/d of crude oil and NGLs and 5,371 Mcf/d of natural gas resulting in 2,011 BOE/d. In addition to the current production, Fairborne holds 46,011 gross (32,180 net) acres of land in the Clive area, 31% of which is currently undeveloped.

Clive (Units and Non-Unit Wells)

Fairborne's net working interest production in Clive includes two Clive units (the Clive Leduc (D3) Unit #1 and the Clive Nisku (D2) Unit #1) as well as non-unitized wells, which contributed 1,115 Bbls/d of oil and NGLs and 4,931 Mcf/d of natural gas for a total of 1,938 BOE/d to 2004 average production. Fairborne operates both units at 93.9% and 98.9% working interest respectively, with all oil and gas processed at an operated facility in the immediate vicinity. All oil from the units is ultimately delivered to a Koch operated pipeline system then transported to Edmonton, while the gas is transported to the Nevis Gas plant (operated by Duke) for further processing and natural gas liquids recovery. Three development wells are planned for the Leduc/Nisku units in 2005.

Clive Coal Bed Methane (CBM)

Following positive results from initial testing and production in 2003, Fairborne drilled 49 wells (48 net) for CBM in 2004 for a total of 51 wells that have been drilled to date. The majority of the producing wells commenced production during the fourth quarter and at year end 2004, 36 of these (35.2 net) were producing 4,200 Mcf/d to Fairborne's interest (average annual production was 440 Mcf/d). The Corporation is proceeding with submission of holding applications to the regulatory agencies, which allows for additional CBM wells to be drilled in each section of land. As of December 31, 2004 a total of 21,760 gross (19,036 net) acres had been approved for additional downspaced drilling with a further 11,520 gross (7,267 net) acres requiring approval. During 2004, Fairborne installed a large diameter gas pipeline to exclusively service the new CBM production. Plans for 2005 include drilling 25 new wells and adding facilities infrastructure to redirect coal bed methane gas directly to sales rather than to a third party processing facility where the gas is currently processed.

Valhalla/Rycroft

Fairborne's Valhalla/Rycroft core operating area is located approximately 35 kilometers north of the city of Grande Prairie in northwest Alberta, and is located approximately 40 kilometers south and east of Fairborne's Gordondale property. Due to the multi-zone characteristic of this area, production in Valhalla/Rycroft comes from numerous different reservoirs. Fairborne's share of production in this area averaged 5,718 Mcf/d natural gas and 36 Bbls/d oil and NGLs (989 BOE/d) for 2004, with seven gross (3.8 net) wells on production by year end. During 2004, the company drilled six gross (4.0 net) wells with an overall success rate of 67%, resulting in four gas wells and the discovery of three new pools.

During the summer of 2004, a major expansion of the Fairborne operated Rycroft gas processing facility was completed. This expansion was required to adequately service new gas production from several wells drilled by Fairborne in the first quarter of 2004. In addition to the production, Fairborne holds 44,160 gross acres (19,197 net) of land in the area, 62% of which remains undeveloped. Plans for 2005 include drilling six wells in the area including one deep exploration well targeting the Wabamun formation.

Wild River/Deep Basin

The Wild River/Deep Basin area is located in west central Alberta, approximately 250 kilometers west of Edmonton. This area contains higher reward/higher risk drilling prospects of which Fairborne drilled three wells (1.3 net) in 2004, resulting in a significant gas discovery in the Nisku formation in Wild River, a currently suspended gas well in Gold Creek and a potential gas well in Chambers. During the first quarter of 2004, the Wild River exploration well was tested at up to 14,000 Mcf/d (2,333 BOE/d) of raw sour gas. In order to bring this production on stream, Fairborne completed the construction of an operated pipeline and gas processing facility that ultimately delivers gas to a third party operated gathering system. With the new infrastructure in place, first production commenced in late September and, to date, the well has produced almost two Bcf of sales gas (1.0 Bcf Fairborne). As of December 31, 2004, Fairborne held a working interest in 44,160 gross (21,205 net) acres of land in the Wild River/Deep Basin area, 98% of which is undeveloped. During 2005 the Company will drill a follow up well to the Wild River discovery and two more wells targeting Devonian reefs at Pedley and Marsh.

Wood River

The Wood River property is located approximately 25 kilometers north of the Company's Clive property, about 55 kilometers northeast of the city of Red Deer in Central Alberta. The property consists of four units where Fairborne holds between 10% to 64% working interest as well as certain non-unit wells. Average 2004 production from Wood River included 213 Bbls/d crude oil and NGLs and 1,262 Mcf/d natural gas for a total of 424 BOE/d in production to Fairborne's interest. During 2004, Fairborne drilled two wells, resulting in one gas well and one dry hole. In addition to the productive wells, Fairborne holds between 3% and 100% in 6,455 gross (3,075 net) acres of land. All oil produced from the Wood River units is produced through Fairborne operated production facilities.

Pigeon Lake/Westerose

The core Pigeon Lake/Westerose property is located approximately 40 kilometers south and west of the city of Edmonton in Fairborne's Central Alberta operations area. At present, Fairborne holds an interest in four gross (2.5 net) wells in the area, with three gross (1.5 net) wells on production, all of which were added during 2004, with the majority of production beginning in November 2004. Fairborne's average production for 2004 from these producing wells was 472 Mcf/d natural gas and 19 Bbls/d in associated natural gas liquids for a total of 98 BOE/d. In 2004, the Company drilled four wells (2.5 net), targeting sweet gas from the Ellerslie and Glauconite formations of the Cretaceous. Of these new wells three gross (1.5 net) were successfully completed for production. Fairborne undertook the installation of a thirteen kilometer pipeline in the area to better service new gas discoveries that will follow approval from surface rights owners to facilitate further drilling. Fairborne's total land holdings in the area consist of 15,321 gross (12,797 net acres) of which 11,184 net acres (87%) are undeveloped. The 2005 program includes drilling four wells for the Ellerslie and Glauconite and to drill an exploratory well targeting the Wabamun formation.

Haynes

The Haynes property, acquired as part of the Case Acquisition, is located in central Alberta immediately south of Fairborne's Clive property approximately 25 kilometers east of the city of Red Deer. The Corporation's working interest production in Haynes comes from reservoirs in the Devonian aged Nisku and Leduc formations. Production from Haynes is included in Fairborne's operating results beginning July 27, 2004 resulting in average 2004 production of 347 Bbls/d oil and NGLs and 548 Mcf/d natural gas (438 BOE/d). In 2004, Fairborne drilled two successful 100% interest wells, with one completed for oil in what is interpreted to be a new accumulation in the Leduc formation. In addition to the production, Fairborne holds an interest in a total of 12,196 gross (10,963 net) acres of land, 53% of which is currently undeveloped, and operates the central oil battery that services the Haynes property. Plans for 2005 include three workovers and one development well.

Gordondale

Fairborne's Gordondale property is located approximately 75 kilometers northwest of the city of Grande Prairie in northwestern Alberta. The Corporation produces a combination of sweet and sour natural gas from reservoirs in Cretaceous and Triassic aged strata. In 2004, Fairborne drilled six gross (6.0 net) wells in the Gordondale area with all six wells cased and completed for production. Five of these new wells were drilled to develop a new pool in the Braeburn formation that was discovered by Fairborne in June, 2004. The wells drilled into this new pool should be brought on stream in late 2005, once regulatory requirements are met. The average daily production from Gordondale to Fairborne's interests was 2,229 Mcf/d natural gas and 7 Bbls/d of natural gas liquids for an equivalent of 378 BOE/d. In the area, the Company holds a total of 27,680 gross (20,212 net) acres of land, of which 58% remains undeveloped.

Basset Lake

The Basset Lake area is located approximately 50 kilometers southwest of Rainbow Lake in northern Alberta, and as such is only accessible during the winter operating season. During the 2003/2004 winter season, Fairborne drilled 20 wells (10 net) with 90% of the wells successfully encountering the target reservoir unit in the Cretaceous Bluesky formation. In order to better manage the produced water and to reduce operating costs, one well was converted to a water disposal well. One new well (0.5 net) was dry and abandoned. In addition to the new drilling, Fairborne brought 22 wells (11.0 net) on stream to operated gas gathering infrastructure and completed the installation of further compression and water disposal facilities. Full production from the new wells to the upgraded facilities commenced in May, 2004.

As of December 31, 2004, the Basset Lake property consisted of 25 gross (12.5 net) wells, with 2004 working interest average daily gas production of 2,091 Mcf/d and oil and NGL production of 6 Bbls/d (354 BOE/d). In addition to the production, Fairborne holds 27,520 gross (21,120 net) acres of land, 68% of which falls into the undeveloped category.

Marlboro

Fairborne's Marlboro property, acquired as part of the West Pembina Acquisition is located in west central Alberta, approximately 200 kilometers west of Edmonton. In Marlboro, the Company holds 8,160 gross (4,309 net) acres of land, of which 4,160 gross (1,735 net) is undeveloped. With production included from April 1, 2004, Fairborne recorded average daily production of 601 Mcf/d natural gas and 1 Bbl/d NGLs from four gross (2.3 net) wells in 2004

Weyburn

Fairborne's Weyburn property is located 70 miles southeast of Regina, Saskatchewan, consisting of 4,907 gross acres (4,732 net) of operated lands, from which Fairborne recorded 2004 average production of 286 Bbls/d of 28°API oil from the Midale/Marly formation.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 21, 2005. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is January 15, 2005.

Disclosure of Reserves Data and Other Information

The reserves data set forth below (the "Reserves Data") is based upon evaluations by GLJ and Sproule with an effective date of December 31, 2004 contained in the GLJ Report and the Sproule Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report and the Sproule Report have been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged GLJ and Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. The Sproule Report evaluates the natural gas reserves of the Corporation attributable to its coal bed methane property in the Clive area of Alberta. The GLJ Report evaluates the balance of the properties of the Corporation.

All of the Corporation's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

The Report of Management and Directors on Oil and Gas Disclosure and the Report on Reserves Data by an independent qualified reserves evaluators are attached as Schedule "A" and Schedule "B" respectively, hereto.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

RESERVES

RESERVES CATEGORY	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	4,411	3,718	79	71	63,191	48,831	950	656
Developed Non-Producing	523	465	270	242	17,455	13,770	390	278
Undeveloped	1,090	904	41	32	24,042	18,860	29	204
TOTAL PROVED	6,024	5,086	389	345	104,689	81,460	1,633	1,138
PROBABLE	2,343	2,003	297	263	59,105	47,531	773	538
TOTAL PROVED PLUS PROBABLE	8,367	7,089	686	608	163,794	128,992	2,405	1,677

NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	383,591	321,349	279,091	248,195	224,490	327,439	271,575	234,266	207,310	186,811
Developed Non-Producing	92,680	74,382	61,902	52,912	46,159	62,066	48,946	40,158	33,905	29,248
Undeveloped	97,315	75,737	60,339	48,913	40,165	63,339	47,480	36,240	27,954	21,654
TOTAL PROVED	573,586	471,468	401,332	350,020	310,813	452,844	368,001	310,664	269,169	237,713
PROBABLE	305,797	203,497	146,808	111,631	88,115	204,718	133,997	95,217	71,268	55,297
TOTAL PROVED PLUS PROBABLE	879,383	674,966	548,141	461,650	398,928	657,562	501,998	405,881	340,437	293,010

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2004 CONSTANT PRICES AND COSTS ($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	1,060,325	202,339	219,921	56,043	8,436	573,586	120,742	452,844
Proved Plus Probable Reserves	1,600,527	298,026	328,655	83,938	10,526	879,383	221,831	657,562

FUTURE NET REVENUE BY PRODUCTION GROUP as of December 31, 2004 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	115,919
	Heavy Crude Oil	121
	Coal Bed Methane	43,808
	Natural Gas (including by-products but excluding solution gas from oil wells)	237,402
	Other company revenue/costs	4,082
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	145,271
	Heavy Crude Oil	205
	Coal Bed Methane	84,228
	Natural Gas (including by-products but excluding solution gas from oil wells)	313,778
	Other company revenue/costs	4,659

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS

RESERVES

	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	4,332	3,652	94	83	62,631	48,335	940	651
Developed Non-Producing	523	465	295	264	17,351	13,680	389	278
Undeveloped	1,089	906	44	34	24,044	18,865	291	204
TOTAL PROVED	5,944	5,022	433	381	104,025	80,879	1,621	1,133
PROBABLE	2,308	1,978	321	282	58,931	47,381	772	540
TOTAL PROVED PLUS PROBABLE	8,252	7,001	754	663	162,956	128,260	2,393	1,673

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	338,572	288,975	254,585	228,968	209,003	294,763	248,749	217,318	194,186	176,334
Developed Non-Producing	79,359	64,682	54,463	46,991	41,314	54,176	43,105	35,592	30,210	26,184
Undeveloped	81,621	63,713	50,788	41,111	33,647	53,162	39,640	29,988	22,833	17,367
TOTAL PROVED	499,552	417,369	359,835	317,070	283,964	402,101	331,494	282,899	247,229	219,885
PROBABLE	260,409	174,350	126,154	96,107	75,969	175,914	135,227	81,763	61,080	47,291
TOTAL PROVED PLUS PROBABLE	759,962	591,719	485,989	413,177	359,933	578,015	446,721	364,662	308,309	267,176

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	994,243	188,882	239,397	56,344	10,067	499,552	97,451	402,101
Proved Plus Probable Reserves	1,512,937	277,989	376,756	84,642	13,588	759,962	181,947	578,015

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	108,881
	Heavy Crude Oil	1,425
	Coal Bed Methane	38,926
	Natural Gas (including by-products but excluding solution gas from oil wells)	206,594
	Other company revenue/costs	4,010
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	133,727
	Heavy Crude Oil	2,402
	Coal Bed Methane	75,446
	Natural Gas (including by-products but excluding solution gas from oil wells)	269,759
	Other company revenue/costs	4,654

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

   Reserve Categories

   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

  (i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

  (ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ in the GLJ Report and by Sproule in the Sproule Report were GLJ's forecasts as at January 1, 2005, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL							
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	INFLATION RATES(1) %/Year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast								
2005	42.00	50.25	27.50	43.75	6.60	40.18	2.0	0.820
2006	40.00	47.75	28.50	41.50	6.35	37.57	2.0	0.820
2007	38.00	45.50	28.75	39.50	6.15	35.68	2.0	0.820
2008	36.00	43.25	27.25	37.75	6.00	33.83	2.0	0.820
2009	34.00	40.75	25.50	35.50	6.00	31.69	2.0	0.820
2010	33.00	39.50	24.75	34.25	6.00	30.58	2.0	0.820
2011	33.00	39.50	24.75	34.25	6.00	30.43	2.0	0.820
2012	33.00	39.50	24.75	34.25	6.00	30.09	2.0	0.820
2013	33.50	40.00	24.75	34.75	6.10	30.05	2.0	0.820
2014	34.00	40.75	25.50	35.50	6.20	30.57	2.0	0.820
2015	34.50	41.25	25.75	36.00	6.30	30.95	2.0	0.820
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.820

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2004, were $6.68/Mcf for natural gas, $46.40/Bbl for crude oil and $44.23/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

Constant prices and costs are:

(a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report and the Sproule Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL						
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	LLB at Hardisty ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	EXCHANGE RATE[1] ($US/$Cdn)
Historical 2004 [2]	43.45	46.54	24.33	32.12	6.79	37.88	0.8308

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31, 2004.

5. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

6. Estimated future abandonment costs related to a property have been taken into account by GLJ and Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8. The extent and character of all factual data supplied to GLJ and Sproule were accepted by GLJ and Sproule as represented. No field inspection was conducted.

Reconciliation of Changes in Reserves

The following table sets out the reconciliation of Fairborne's net reserves as at December 31, 2003 compared to December 31, 2004 based on forecast prices and costs by principal product type:

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31, 2003	3,756	928	4,684	0	0	0	24,877	12,359	37,236	330	97	427
Extensions	211	175	387	0	0	0	29,567	25,545	55,112	319	263	581
Improved Recovery	30	4	34	0	0	0	0	0	0	1	0	2
Technical Revisions	(35)	(109)	(143)	0	0	0	890	(600)	290	(61)	4	(57)
Discoveries	0	0	0	0	0	0	20,866	5,941	26,807	238	48	286
Acquisitions	2,360	1,119	3,479	398	282	680	15,251	4,912	20,163	396	130	526
Dispositions	(515)	(139)	(654)	0	0	0	(1,897)	(776)	(2,673)	(11)	(2)	(13)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(786)	0	(786)	(17)	0	(17)	(8,675)	0	(8,675)	(79)	-	(79)
December 31, 2004	5,022	1,979	7,001	381	282	663	80,879	47,381	128,260	1,133	540	1,673

Net Revenue Reconciliation

The following table sets out a reconciliation of Fairborne's net revenue as at January 1, 2004 compared to December 31, 2004 based on constant prices and costs and proved reserves:

FUTURE NET REVENUE AFTER INCOME TAXES (discounted at 10%/year) PERIOD AND FACTOR	2004 ($000s)
Estimated Future Net Revenue at Beginning of Year	108,921
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[1]	(75,522)
Net Change in Prices, Production Costs and Royalties Related to Future Production[2]	22,579
Changes in Previously Estimated Development Costs Incurred During the Period[3]	92,694
Changes in Estimated Future Development Costs[4]	(92,694)
Extensions and Improved Recovery[5]	110,054
Discoveries	74,506
Acquisitions of Reserves[5]	114,185
Dispositions of Reserves[5]	(16,882)
Net Change Resulting from Revisions in Quantity Estimates	14,575
Accretion of Discount[6]	(53,842)
Net Change in Income Taxes[7]	1,063
All other changes[8]	11,027
Estimated Future Net Revenue at End of Year	310,664

Notes:

(1) Corporation actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.
(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2004 versus forecast.

Additional Information Relating to Reserves Data

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they are scheduled into Fairborne's development plans. Normally, the Corporation plans to develop its proved and probable undeveloped reserves within two years. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);
- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

The Corporation does not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond the Corporation's control (see "Risk Factors").

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below ($000s):

	Undiscounted Forecast Prices and Costs		Undiscounted Constant Prices and Costs
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2005	45,955	68,452	45,955
2006	8,808	10,881	8,635
2007	635	2,583	610
2008	501	501	473
2009	5	503	5
Thereafter	440	1,722	365
Total Undiscounted	56,344	84,642	56,043
Total Discounted at 10%	52,488	78,081	52,270

The Corporation expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2004.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	274	191.9	49	34.5	188	116.3	66	40.8
British Columbia	1	0.2	-	-	-	-	-	-
Saskatchewan	50	26.6	8	4.0	-	-	-	-
Total	325	218.7	57	38.5	188	116.3	66	40.8

Properties with no Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	151,115	84,725	334,765	226,646	485,880	311,371
British Columbia	1,362	338	4,962	1,205	6,324	1,543
Saskatchewan	3,578	2,727	3,625	2,571	7,203	5,298
United States	-	-	54,595	30,592	54,595	30,592
Total	156,055	87,790	397,947	261,014	554,002	348,804

The Corporation expects that rights to explore, develop and exploit 61,969 net acres of its undeveloped land holdings will expire by December 31, 2005. Fairborne plans to drill or submit application to continue selected portions of the above acreage.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. The Corporation has 475.8 net wells for which it expects to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $10.1 million (undiscounted) and $4.7 million (discounted at 10%). 100% of such amounts were deducted as abandonment and reclamation costs in estimating future net revenue of the Corporation in respect of proved reserves as disclosed above.

The following table sets forth abandonment costs deducted in the estimation of the Corporation's future net revenue:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2005	484
2006	716
2007	263
Thereafter	8,599
Total Undiscounted	10,062
Total Discounted @ 10%	4,692

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2005	475
2006	714
2007	278
Thereafter	6,969
Total Undiscounted	8,436
Total Discounted @ 10%	4,054

Tax Horizon

The Corporation does not expect to be required to pay income taxes for the 2005 financial year. Depending mainly on commodity prices, production levels and capital spending, the Corporation estimates that income taxes may become payable in 2006. Income taxes are not expected to be paid in 2006 if the corporate re-organization and formation of a trust is completed in 2005 (See "General Development of the Business" for further explanation of the proposed re-organization).

Capital Expenditures

The following table summarizes capital expenditures related to the Corporation's activities for the year ended December 31, 2004 ($000s):

Property acquisition costs	
Proved properties	111,535
Undeveloped properties	6,873
Exploration costs	35,172
Development costs	92,694
Dispositions	(10,668)
Corporate Assets	435
Total	236,041

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2004:

	Gross	Net
Light and Medium Oil	3	3.0
Natural Gas	100	77.2
Service	-	-
Dry	6	5.0
Total:	109	85.2

See "Principal Properties" for a description of the Corporation's exploration and development plans.

Production Estimates

The following table sets out the volume of the Corporation's production estimated for the year ended December 31, 2005 which is reflected in the estimate of future net revenue for proved plus probable net reserves disclosed in the tables contained under "Disclosure of Reserves Data and Other Information":

FORECAST PRICES AND COSTS

	Light and Medium Oil (Bbls/d)	Heavy Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
2005 Production	2,243	144	46,629	692	10,851

CONSTANT PRICES AND COSTS

	Light and Medium Oil (Bbls/d)	Heavy Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
2005 Production	2,243	146	46,594	693	10,847

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2004			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[(1)]				
Light and Medium Crude Oil (Bbls/d)	2,768	2,934	2,492	1,956
Heavy Oil (Bbls/d)	124	104	-	-
Gas (Mcf/d)	43,480	32,569	30,410	17,853
NGLs (Bbls/d)	495	348	241	139
Combined (BOE/d)	10,633	8,814	7,801	5,071
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	49.93	49.60	44.54	39.92
Heavy Oil ($/Bbls)	33.44	36.65	-	-
Gas ($/Mcf)	6.67	6.66	6.78	6.58
NGLs ($/Bbls)	44.59	47.75	41.03	43.35
Combined ($/BOE)	42.73	43.44	41.91	39.75

	Quarter Ended			
	2004			
	Dec. 31	Sept. 30	June 30	Mar. 31
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	9.13	8.86	8.36	10.43
Heavy Oil ($/Bbls)	6.39	3.98	-	-
Gas ($/Mcf)	1.39	1.55	1.62	1.40
NGLs ($/Bbls)	9.68	9.92	5.04	7.32
Combined ($/BOE)	8.59	9.13	9.15	9.15
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	9.15	8.13	8.71	7.17
Heavy Oil ($/Bbls)	18.88	23.22	-	-
Gas ($/Mcf)	1.44	1.16	1.34	0.99
NGLs ($/Bbls)	7.98	5.92	7.18	5.94
Combined ($/BOE)	8.86	7.51	8.21	6.42
Netback Received ($/BOE)(2)				
Light and Medium Crude Oil ($/Bbls)	31.65	32.61	27.47	22.32
Heavy Oil ($/Bbls)	8.17	9.45	-	-
Gas ($/Mcf)	3.84	3.95	3.82	4.19
NGLs ($/Bbls)	26.93	31.91	28.81	30.09
Combined ($/BOE)	25.28	26.80	24.55	24.18

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates the Corporation's average daily production from its important fields for the year ended December 31, 2004:

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Brazeau	323	-	1,274	61	597
West Pembina	172	-	7,152	39	1,403
Columbia/Harlech	5	-	483	5	90
Clive	1,001	-	5,371	114	2,011
Valhalla/Rycroft	32	-	5,718	4	989
Wild River/Deep Basin	-	-	2,034	-	339
Wood River	185	-	1,262	28	424
Pigeon Lake/Westerose	2	-	472	17	98
Haynes	319	-	548	28	438
Gordondale	4	-	2,229	3	378
Basset Lake	6	-	2,091	-	354
Marlboro	-	-	601	1	101
Miscellaneous	201	-	1,881	9	524
Total Alberta	2,250	-	31,116	309	7,746
Weyburn	286	-	-	-	286
Miscellaneous	-	57	-	-	57
Total Saskatchewan	286	57	-	-	343
Total	2,536	57	31,116	309	8,089

Fairborne's crude oil production for the year ended December 31, 2004 was 97.8% light and medium quality crude oil (25° API or greater) and 2.2% heavy crude oil (less than 15° API).

For the twelve months ended December 31, 2004, approximately 33% of Fairborne's gross revenue was derived from crude oil production and 67% was derived from natural gas production.

Forward Contracts and Marketing

Fairborne's crude oil and natural gas production is sold directly to credit-worthy counterparties, with the exception of small quantities of non-operated properties which are marketed by the operator.

Fairborne periodically hedges the price on a portion of its crude oil and natural gas production. During 2004, Fairborne's average realized price for crude oil and NGLs was reduced by $2.27 per barrel in the first quarter, $3.21 per barrel in the second quarter, $1.53 per barrel in the third quarter and $3.12 per barrel in the fourth quarter as Fairborne hedged an average of 13 percent of total crude oil production during the twelve months ended December 31, 2004.

The average price received for natural gas was reduced by $0.07 per Mcf in the first quarter, and there was no reduction in the second, third and fourth quarters as Fairborne hedged an average of 3.5 percent of total natural gas production during the twelve months ended December 31, 2004.

The Corporation sold forward US$1.6 million of foreign exchange exposure from January 27, 2004 to June 30, 2004 at a rate of Cdn $1.323 to U.S. $1.00 (U.S. $0.7559 to Cdn $1.00) and US$1.0 million of foreign exchange exposure from July 1 to September 30, 2004 at a rate of Cdn $1.3468 to U.S. $1.00 (U.S. $0.7425 to Cdn $1.00). The Company recognized a nominal gain from the exchange hedges, with no additional exchange hedges outstanding for 2005.

The following table summarizes the hedges outstanding at December 31, 2004:

Commodity	Period	Volume	Price
Natural Gas	February 1 to March 31, 2005	10,000 GJ/day	CDN$6.50/GJ plus 50% of the AECO C Monthly Index over $6.50 (Floor of CDN$6.50/GJ)
Crude Oil	January 1 to March 31, 2005	1,000 bbls/day	WTI US$34.70

DIVIDEND POLICY

Fairborne has not paid any dividends on the outstanding Common Shares. The Board of Directors of Fairborne will determine the actual timing, payment and amount of dividends, if any, that may be paid by Fairborne from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Fairborne, the needs for funds to finance ongoing operations and other business considerations as the board of directors of Fairborne considers relevant. Payment of dividends is subject to the consent of the Corporation's lenders.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. The following is a description of the rights, privileges, restrictions and conditions attaching to the share capital of the Corporation.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation.

Subject to the rights of the holders of preferred shares and any other shares having priority over the Common Shares, holders of Common Shares are entitled to dividends if, as and when declared by the board of directors and upon liquidation, dissolution or winding-up to receive, the remaining property of the Corporation.

Preferred Shares

The preferred shares are issuable in one or more series and the Board of Directors of the Corporation may fix, prior to their issue, the number of shares of each series and the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares. The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of the Corporation rank on a parity with the preferred shares of every other series and are entitled to a preference over the Common Shares and any other shares of the Corporation ranking junior to the preferred shares.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX and trade under the symbol "FEL". The following sets forth the price range and trading volume of the Common Shares on the TSX (as reported by the TSX) for the periods indicated.

	Price Range		
	High ($/share)	Low ($/share)	Volume (000s)
2004			
January	7.10	5.60	5,772
February	7.74	6.50	2,229
March	9.40	7.40	3,531
April	10.79	9.00	5,339
May	10.50	9.35	2,975
June	10.60	9.45	4,459
July	10.34	9.10	4,394
August	10.15	8.40	5,181
September	10.00	8.60	7,536
October	11.20	9.35	12,922
November	13.20	10.27	5,564
December	13.00	10.90	6,772
2005			
January	14.30	11.61	5,409
February	14.74	13.60	7,129
March (1-21)	15.24	13.65	14,141

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Richard A. Walls Calgary, Alberta	President, Chief Executive Officer and a Director	President and Chief Executive Officer of Fairborne since May 2002 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd.	January 9, 2002

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
		("CMSL") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).	
Gary F. Aitken(1)(2)(3)(4) Calgary, Alberta	Director	President of Whitemountain Resource Properties Ltd., a private investment and resource company and Financial and Land Consultant to Sentry Select Capital Corp. and Petrofund Energy Trust, both since 2002. Prior thereto, President and founder of Judelle Resources Inc. and Chowade Energy Inc., both private oil and gas companies.	May 31, 2002
Donald J. Nelson(2)(4) Calgary, Alberta	Director	President, Fairway Resources Inc. (a private consulting company) since June, 2002 (Fairway Resources Inc. was retained as a consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005. During that time Mr. Nelson was acting Senior Vice President and Chief Operating Officer of Hawker Resources Inc.); from September 1998 to June 2002, President and Chief Executive Officer of Summit Resources Limited (a public oil and natural gas company) and from February, 1996 to September 1998, Vice President, Operations of Summit Resources Limited.	April 5, 2004
Michael E.J. Phelps(1)(3)(4) Vancouver, B.C.	Chairman and Director	Chairman, Dornoch Capital Inc. (a private investment company) and Chair of the "Wise Persons Committee" – WPC – Committee to Review the Structure of Securities Regulation in Canada. Previously, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its acquisition by Duke Energy in 2002.	July 19, 2002
David L. Summers Calgary, Alberta	Vice-President, Operations, Chief Operating Officer and a Director	Vice-President, Operations and Chief Operating Officer of Fairborne since May 2002; prior thereto, Senior Vice-President of Commercial and Operations of Duke Energy from May 2001 until May 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Operations of PanEast from October 1997 to November 1998 and Chief Operating Officer of PanEast from June 1998 to November 1998.	May 31, 2002
Rodney D. Wimer(1)(2)(3)(4) Bend, Oregon	Director	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.	May 31, 2002
Robert A. Maitland(5) Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Fairborne since May 2002; prior thereto, Vice-President, Finance of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Finance and Chief Financial Officer of PanEast from December 1997 until November 1998.	N/A
Steven R. VanSickle Calgary, Alberta	Senior Vice-President, Exploration	Senior Vice-President, Exploration of Fairborne from May 2002; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.	N/A

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
James E. Young Calgary, Alberta	Vice-President, Exploration	Vice-President, Exploration of Fairborne since July 2003; prior thereto, Vice-President Exploration of Pivotal from January 2003 and prior thereto, Vice-President Exploration of Cigar Oil & Gas Ltd., a predecessor to Pivotal, from February 2001; prior thereto from October 2000, President and Chief Executive Officer of Winstar Resources Ltd. (a public oil and natural gas company); prior thereto from May 2000, President of Sunrunner Petroleum Corp. (a private oil and natural gas company); prior thereto from April 1999, Executive Vice President of Backer Petroleum Corp. (a public oil and natural gas company); and prior thereto from May 1994, Vice President Exploration and Director of Backer Petroleum Corp.	N/A
David E.T. Pyke Calgary, Alberta	Vice-President, Land	Vice-President, Land of Fairborne since July 2003; prior thereto, Vice-President Land of Pivotal since January 2003 and prior thereto Vice-President, Land and Contracts of Cigar Oil & Gas Ltd., a predecessor of Pivotal from January 1999; prior thereto and from October 1998, businessman; prior thereto and from August 1997, Vice President Land and Contracts of Barrington Petroleum Ltd. (a public oil and natural gas company); prior thereto and from April 1996, Vice President Business Development of AEC Oil & Gas Ltd. (a public oil and natural gas company).	N/A
Gary M. Poirer Calgary, Alberta	Vice-President, Production	Vice-President, Operations of the Corporation since August 2004; prior thereto, Manager of Operations and Engineering of Fairborne since May 2002; prior thereto and from August 2000, Operations Manager at Dominion Energy Canada Ltd.; prior thereto and from March 1997, Business Unit Manager for the Yellowhead and Eastern business units of Mobil Oil Canada.	N/A
David S. Cymbalisty Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of the Corporation since August, 2004; prior thereto Manager of Drilling and Completions of Fairborne since October 2003; prior thereto and since August 2002, Vice-President, Engineering and Chief Environmental Safety Officer of Pivotal; prior thereto and since September 2001, President of Pan Ridge Oil Corp., a private oil and gas company; prior thereto and since December 1998, Vice-President, Operations at Ionic Energy Inc.	N.A
Shaun E. Alspach Calgary, Alberta	Vice-President, Business Development	Vice-President, Business Development of the Corporation since February 2005; prior thereto, co-founder and Vice-President of Enermarket Solutions Ltd since October 2000; prior thereto and since September 1999, Staff Geologist with Canadian Natural Resources Ltd.	N/A
F. Tom Park Calgary, Alberta	Vice-President, Marketing	Vice-President, Marketing of the Corporation since March 2005; prior thereto Director, Producer Origination & Financial Products of BP Canada Energy Company since March 2001; prior thereto and since December 1998, Supervisor, Gas Supply & Operations, Berkley Petroleum Corp.	N/A
C. Steven Cohen Calgary, Alberta	Secretary	Partner with Burnet, Duckworth & Palmer LLP (barristers and solicitors)	N/A

Notes:

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.

(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Nominating Committee.
(5) Robert Maitland was a director of Military International Limited which was cease-traded on December 11, 2002 for failure to file financial statements.
(6) Fairborne does not have an executive committee of its board of directors.

All of the directors and officers of Fairborne have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at March 21, 2005, the directors and officers of Fairborne and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 5,926,732 Common Shares or approximately 12% of the issued and outstanding Common Shares.

PROMOTERS

Mr. Richard A. Walls, Mr. David L. Summers, Mr. Robert A. Maitland and Mr. Steven R. VanSickle may be considered to be the promoters of the Corporation by reason of their initiative in organizing the business and affairs of the Corporation. The following table sets forth the number of securities owned, directly or indirectly, or over which control or direction is exercised, by Messrs. Walls, Summers, Maitland and VanSickle and their associates.

Name and Municipality of Residence of Promoter	Number of Common Shares Owned	Percentage of Common Shares
Richard A. Walls(1) Calgary, Alberta	2,748,513	5.6%
David L. Summers(2) Calgary, Alberta	580,674	1.2%
Robert A. Maitland(3) Calgary, Alberta	1,073,000	2.2%
Steven R. VanSickle(4) Calgary, Alberta	552,500	1.1%

Note:

(1) In addition, Mr. Walls holds options for 194,942 Common Shares, exercisable at a price of $2.40 per share until May 31, 2007 and options to purchase 120,000 Common Shares exercisable at a price of $9.20 per share until April 6, 2009 and holds 490,000 common share purchase warrants, each of which entitles the holder to acquire one Common Share at an exercise price of $3.50 per share exercisable until May 30, 2006.

(2) In addition, Mr. Summers holds options for 194,000 Common Shares, exercisable at a price of $2.40 per share until May 31, 2007 and options to purchase 96,000 Common Shares exercisable at a price of $9.20 per share until April 6, 2009 and holds 490,000 common share purchase warrants, each of which entitles the holder to acquire one Common Share at an exercise price of $3.50 per share exercisable until May 30, 2006.

(3) In addition, Mr. Maitland holds options for 194,000 Common Shares, exercisable at a price of $2.40 per share until May 31, 2007 and options to purchase 96,000 Common Shares exercisable at a price of $9.20 per share until April 6, 2009 and holds 490,000 common share purchase warrants, each of which entitles the holder to acquire one Common Share at an exercise price of $3.50 per share exercisable until May 30, 2006.

(4) In addition, Mr. VanSickle holds options for 194,000 Common Shares, exercisable at a price of $2.40 per share until May 31, 2007 and options to purchase 96,000 Common Shares exercisable at a price of $9.20 per share until April 6,

2009 and holds 490,000 common share purchase warrants, each of which entitles the holder to acquire one Common Share at an exercise price of $3.50 per share exercisable until May 30, 2006.

Each of Messrs. Walls, Summers, Maitland and VanSickle are executive officers of the Corporation and receive compensation in such capacities.

HUMAN RESOURCES

Fairborne currently employs 79 full-time employees, of which 49 are located in the head office and 30 are field employees, and 11 part-time consultants. Fairborne intends to add additional professional and administrative staff as the need arises.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares.

LEGAL PROCEEDINGS

To the knowledge of the Corporation, there are no legal proceedings material to the Corporation to which the Corporation or its subsidiaries is a party or of which any of their respective properties is the subject matter nor are there any such proceedings known to the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of the Corporation, or any known associate or affiliate of such persons in any transactions within the three most recently completed financial years of the Corporation or during the current financial year which has materially affected, or would materially affect, the Corporation or its subsidiaries.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts within the most recently completed financial year, or before the most recently completed financial year which are still in effect.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or related to, the Corporation's most recently completed financial year other than GLJ and Sproule, the Corporation's independent engineering evaluators. None of the principals of GLJ or Sproule had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of the Corporation's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for C. Steven

Cohen, a director and the Corporate Secretary of the Corporation, is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Corporation.

INDUSTRY CONDITIONS

Introduction

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. All current legislation is a matter of public record and Fairborne is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of crude oil other than heavy crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between natural gas producers, marketers and purchasers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of 2 years or less or for a term of between 2 and 20 years (in quantities of not more than 30,000 m^3/d) may be made pursuant to an NEB order, or, in the case of exports for a longer duration (to a maximum of 25 years) or a larger quantity, pursuant to an NEB export license and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the availability of sufficient pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the prorationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, sulphur, natural gas and natural gas liquids production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. These royalties are not eligible for incentive programs sponsored by various governments as discussed below. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.

From time to time the governments of Canada and western Canadian provinces have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

In Alberta, effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas from Crown lands is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic meter and 25% for prices above $210 per cubic meter. In general, the ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the applicable government department for the previous quarterly period. On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the

Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

In Saskatchewan, for Crown royalty and freehold production tax purposes, crude oil is considered either "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

Natural gas is considered either "non-associated gas" or "associated gas". The royalty and production tax classifications of gas production ("fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas") are applicable to each of the two gas types. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/ tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

- A modified system of incentive volumes and maximum royalty/ tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re-entry and short section horizontal oil well royalty/ tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for the Province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to $10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

The current structure for federal taxation of resource income contains the following initiatives applicable to the oil and gas industry which are being phased in over a five year period commencing in 2003:

(i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%; and

(ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. Also, the percentage of the ARTC that will be required to include in federal taxable income will be increased (also on a phased-in basis) to 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce, during the period between 2008 and 2012, its greenhouse gas emissions to a level that is 6% below the 1990 level of such emissions in Canada. The Protocol has become legally binding as 55 countries have ratified it, covering at least 55% of the emissions addressed by the Protocol. When the Government of Canada implements the Protocol, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of implementation of this Protocol have yet to be announced, the affect on our operations cannot be determined at this time.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas

reserves. An investor should consider carefully the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions." The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule, the independent reserves evaluators, have used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the GLJ Report and the Sproule Report and such variations could be material. Such reports are based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in such reports will be reduced to the extent that such activities do not achieve the level of success assumed in the reports. The reports are effective as of a specific effective date and have not been updated and thus do not reflect changes in the Corporation's resources since that date.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans is contained in the Corporation's information circular for the Corporation's most recent annual meeting of securityholders that involved the election of directors. Additional financial information is contained in the Corporation's consolidated financial statements and the related management's discussion and analysis for the Corporation's most recently completed financial year.

The Corporation will provide to any person or corporation, upon request to the secretary of the Corporation:

(a) when the securities of the Corporation are in the course of distribution under preliminary short form prospectus or a short form prospectus,

   (i) one copy of the Corporation's annual information form, together with one copy of any document, or pertinent pages of any document, incorporated therein by reference,

   (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and any one of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after its most recently completed financial year,

   (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii), or

(b) at any other time, one copy of any documents referred to in clauses (a) (i) (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional copies of this Annual Information Form and the materials listed in the preceding paragraph and any other document incorporated herein by reference are available on the foregoing basis and upon request by contacting the Corporation at its offices at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5, by phone at (403) 290-7750, fax at (403) 290-7751 or email at rmaitland@fairborne-energy.com.

SCHEDULE "A"
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Fairborne Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(i) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(i) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 21st day of March, 2005.

(signed) "*Richard A. Walls*"
Richard A. Walls
President and Chief Executive Officer

(signed) "*Robert A. Maitland*"
Robert A. Maitland
Vice-President, Finance and Chief Financial Officer

(signed) "*Gary F. Aitken*"
Gary F. Aitken
Director

(signed) "*Rodney D. Wimer*"
Rodney D. Wimer
Director

SCHEDULE "B"
FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Ltd. (the "Company"):

9. We have evaluated the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (i) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (i) the related estimated future net revenue.

10. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

    We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

11. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

12. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($000, before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd.	January 15, 2005	Canada	-	$409,548	-	$409,548
Sproule Associates Limited	January 21, 2005	Canada	-	$76,441	-	$76,441
Totals			-	$485,989	-	$485,989

13. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

14. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

15. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

    EXECUTED as to our report referred to above.

    DATED at Calgary, Alberta this 21st day of March, 2005.

Gilbert Laustsen Jung Associates Ltd.

Per: (signed) *"Doug Sutton"*
Doug Sutton, P.Eng.

DATED at Calgary, Alberta this 21st day of March, 2005.

Sproule Associates Limited

Per: (signed) *"Ken H. Crowther"*
Ken H. Crowther, P.Eng.

File # 82-34863


FAIRBORNE
ENERGY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS

to be held May 26, 2005

and

NOTICE OF PETITION

TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

FAIRBORNE ENERGY LTD.

FAIRBORNE ENERGY TRUST

FAIRQUEST ENERGY LIMITED

FAIRBORNE ACQUISITION CORP.

FAIRBORNE EXCHANGECO LTD.

and

FAIRBORNE SECURITYHOLDERS

April 27, 2005

TABLE OF CONTENTS

APPENDICES



April 27, 2005

Dear shareholders and optionholders:

You are invited to attend an annual and special meeting of holders of common shares and options of Fairborne Energy Ltd. ("Fairborne") to be held in the Penthouse Room of the Fairmont Palliser Hotel at 133 - 9th Avenue S.W., Calgary, Alberta on May 26, 2005 at 3:00 p.m. (Calgary time). At the meeting, you will be asked to consider, among other matters, a proposed plan of arrangement (the "Arrangement") involving Fairborne, Fairborne Energy Trust (the "Trust") and Fairquest Energy Limited ("Fairquest") and a number of related matters. In addition, annual meeting business will also be conducted at the Meeting, including the election of directors of Fairborne and the appointment of auditors.

The proposed Arrangement will result in the creation of Fairborne Energy Trust, a new oil and natural gas energy trust that will own approximately 90% of Fairborne's existing producing assets and which will make regular monthly distributions of cash to unitholders, and the creation of Fairquest Energy Limited, a junior oil and natural gas exploration and development company, which will own the balance of Fairborne's oil and natural gas assets and certain undeveloped lands. The assets of the Trust will be predominantly mature, lower-risk development assets and the assets of Fairquest will be predominantly higher potential growth assets with significant exploration and development upside. Fairborne believes that this structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective. The structure affords all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas growth company or the combined future potential of both entities. The Trust and Fairquest will have access to the same team of qualified professionals who have demonstrated their ability to deliver on the exploration, exploitation, acquisition and financial management objectives of Fairborne.

The Trust's mandate will be to generate stable and monthly distributions. The Trust is expected to have initial production of approximately 11,000 BOE/d, comprised of 48 MMcf/d of natural gas and 3,000 bbls/d of crude oil and liquids. As operator of over 95% of its properties, the Trust should be able to ensure that all planned future activity will be pursued. Through farm-out arrangements, on standard industry terms, with Fairquest (in respect of certain former Fairborne lands), the Trust will also have the opportunity to participate in the development of high risk prospects on its lands without deploying additional capital.

Under the Arrangement, Fairquest will acquire working interests in certain of Fairborne's producing assets and undeveloped lands in the Columbia/Harlech, West Pembina/Brazeau, Valhalla/Rycroft, Marlboro/Pine Creek, Wild River and Pigeon Lake/Westerose properties. These interests currently produce approximately 1,000 BOE/d, comprised of 5.8 MMcf/d of natural gas and 70 bbls/d of natural gas liquids. Fairquest will also have approximately 68,000 net acres of undeveloped land in these core areas. In addition, Fairquest will also have an option to farm-in on 83,000 net acres of Fairborne exploratory lands retained by the Trust, on standard industry terms, thereby providing Fairquest with an additional portfolio of opportunities.

Pursuant to the Arrangement, shareholders, other than non-resident and tax-exempt shareholders, will receive in exchange for each of their Fairborne common shares either:

1. one trust unit of the Trust and 0.333 of a common share of Fairquest; or

2. one exchangeable share (which is exchangeable for a trust unit of the Trust, subject to adjustment), together with certain rights ancillary thereto, and 0.333 of a common share of Fairquest.

Non-resident and tax exempt shareholders will receive one trust unit of the Trust and 0.333 of a common share of Fairquest.

The maximum number of exchangeable shares issuable pursuant to the Agreement (not to exceed 8,000,000 Exchangeable Shares) will be determined by the board of directors of Fairborne prior to the effective time of the Arrangement based on various factors including the requirement that Fairborne Energy Trust maintain its status as a mutual fund trust. In the event that more exchangeable shares are requested than are available, the exchangeable shares will be pro-rated and shareholders will receive trust units in lieu of exchangeable shares. Each exchangeable share will be exchangeable for one trust unit, subject to adjustment for monthly cash distributions. Non-resident shareholders and tax-exempt shareholders will only be eligible to receive, in exchange for each of their Fairborne common shares, one trust unit of the Trust and 0.333 of a common share of Fairquest.

Shareholders who do not deposit with Computershare Trust Company of Canada at either of their offices at 100 University Avenue, Toronto, Ontario, M5J 2Y1 or 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with the accompanying Information Circular, on or before 4:30 p.m. (Calgary time) on May 20, 2005 or, if the meeting is adjourned, the third Business Day prior to the adjourned meeting, and who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein, will be deemed to have elected to receive one trust unit and 0.333 of a common share of Fairquest for each of their Fairborne common shares.

Fairborne optionholders may choose to participate in the Arrangement by exercising their options and receiving the same consideration as Fairborne shareholders. Fairborne Options which are not exercised prior to the effective time of the Arrangement (whether vested or unvested) will become options to acquire one trust unit for each common share of Fairborne which the holder was previously entitled to acquire under the options at price per trust unit adjusted to give effect to the value of Fairquest.

The resolution approving the Arrangement and the other matters to be considered in connection therewith must be approved by 66⅔% of the votes cast by Fairborne shareholders and optionholders, voting together as a single class, voting in person or by proxy at the meeting. The Arrangement is also subject to the approval of the majority of the votes cast by the shareholders of Fairborne, excluding the votes attached to common shares held by directors and officers of Fairborne, the Court of Queen's Bench of Alberta and all regulatory approvals.

In conjunction with the consideration of the Arrangement, shareholders and optionholders of Fairborne will also be considering and voting upon approval of a restricted unit and performance incentive plan for Fairborne Energy Trust and a stock option plan for Fairquest, all as described in the Information Circular. Shareholders and optionholders will also be considering and voting upon an initial private placement of Fairquest common shares and warrants and the issuance of performance shares of Fairquest. This private placement is proposed in order to further align the interests of directors, officers and employees of Fairquest with the interests of its shareholders.

CIBC World Markets Inc. has provided our board with an opinion that the consideration to be received under the Arrangement is fair, from a financial point of view, to shareholders. **Our board, based upon its own investigations, including its consideration of the fairness opinion of CIBC World Markets Inc., has unanimously concluded that the Arrangement is in the best interests of our shareholders and optionholders and recommends that shareholders and optionholders vote in favour of the Arrangement.** Our management, directors and their associates who own in the aggregate approximately 19% of the outstanding fully diluted common shares of Fairborne have indicated that they intend to vote in favour of the Arrangement.

This information circular contains a detailed description of the Arrangement, as well as detailed information regarding Fairborne, the Trust and Fairquest. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the meeting.

On behalf of the directors of Fairborne, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed reorganization forward. We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the proposed reorganization. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Fairborne in the past will continue in respect of the Trust and Fairquest should a favourable vote be obtained. We look forward to seeing you at the meeting.

Yours truly,

(signed) "*Richard A. Walls* "
Richard A. Walls
President and Chief Executive Officer

FAIRBORNE ENERGY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING
to be held May 26, 2005

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated April 26, 2005, an annual and special meeting (the "Meeting") of the holders of common shares ("Fairborne Common Shares") and the holders of options to purchase Fairborne Common Shares ("Fairborne Options") (collectively "Securityholders") of Fairborne Energy Ltd. ("Fairborne") will be held in the Penthouse Room of the Fairmont Palliser Hotel at 133 - 9th Avenue S.W., Calgary, Alberta on May 26, 2005, at 3:00 p.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Fairborne Reorganization Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated April 27, 2005 (the "Information Circular") to approve:

(i) a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular;

(ii) a restricted unit and performance unit incentive plan for Fairborne Energy Trust (the "Trust"), all as more particularly described in the Information Circular;

(iii) a stock option plan for Fairquest Energy Limited ("Fairquest"), all as more particularly described in the Information Circular;

(iv) an initial private placement by Fairquest of up to 4,740,000 units ("Fairquest Units") (each of which Fairquest Units will be comprised of one common share of Fairquest and one common share purchase warrant of Fairquest) at an issue price equal to $2.11 per Fairquest Unit and up to 1,000,000 performance shares of Fairquest for nominal consideration, primarily to management, directors, employees and other service providers of Fairquest, all as more particularly described in the Information Circular; and

(b) to receive and consider the consolidated financial statements of Fairborne for the year ended December 31, 2004, the auditors report thereon and the report of the board of directors;

(c) to fix the number of directors of Fairborne to be elected at the Meeting at six;

(d) to elect directors of Fairborne;

(e) to appoint auditors of Fairborne and to authorize the directors to fix their remuneration as such; and

(f) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Holders of Fairborne Options will only be entitled to vote upon matter (a) above. Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is April 20, 2005. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Fairborne Common Shares or Fairborne Options (collectively "Fairborne Securities") issued by Fairborne after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Fairborne Common Shares transfers the ownership of any Fairborne Common Shares after the record date and the transferee of those Fairborne Common

Shares establishes ownership of such Fairborne Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Fairborne Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Fairborne Common Shares at the Meeting. The terms of the Fairborne Options provide that they are not transferable. Holders of Fairborne Options are only entitled to vote on the Fairborne Reorganization Resolution and not the other matters to be considered at the Meeting, being Annual General Meeting business.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Fairborne Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent. A dissenting Securityholder must send to Fairborne a written objection to the Fairborne Reorganization Resolution, which written objection must be received by Fairborne, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the business day immediately preceding the date of the Meeting. Persons who are beneficial owners of Fairborne Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Fairborne Common Shares are entitled to dissent. Accordingly, a beneficial owner of Fairborne Common Shares who desires to exercise the right of dissent must make arrangements for the Fairborne Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time the resolution approving the Arrangement is required to be received by Fairborne or, alternatively, make arrangements for the registered holder of such Fairborne Common Shares to dissent on the holder's behalf.**

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (WHITE for holders of Fairborne Common Shares and YELLOW for holders of Fairborne Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada, at 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Calgary, in the Province of Alberta, this 27th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF FAIRBORNE ENERGY LTD.

(signed) "*Richard A. Walls*"
Richard A. Walls, President and Chief Executive Officer
Fairborne Energy Ltd.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FAIRBORNE ENERGY LTD., FAIRBORNE ENERGY TRUST, FAIRQUEST ENERGY LIMITED, FAIRBORNE ACQUISITION CORP., FAIRBORNE EXCHANGECO LTD. AND THE SECURITYHOLDERS OF FAIRBORNE ENERGY LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Fairborne Energy Ltd. ("Fairborne") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Fairborne, Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and the holders of common shares ("Fairborne Common Shares") and options to acquire Fairborne Common Shares ("Fairborne Options") of Fairborne (collectively, the "Securityholders"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Fairborne dated April 27, 2005, accompanying this Notice of Petition. At the hearing of the Petition, Fairborne intends to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) an order declaring that the registered Securityholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated April 26, 2005;

(d) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(e) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 27th day of May, 2005 at 1:00 p.m. (Calgary time), or as soon hereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of the hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Fairborne, on or before noon on May 23, 2005, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Fairborne is to be effected by delivery to the solicitors for Fairborne at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Fairborne and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated April 26, 2005, has given directions as to the calling of a meeting of Securityholders for the purpose of such holders voting upon a resolution to approve the Arrangement and has directed that for registered holders of Fairborne Common Shares the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Fairborne Options.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Fairborne upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Daniel J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 27th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF FAIRBORNE ENERGY LTD.

(signed) "*Richard A. Walls*"
Richard A. Walls
President and Chief Executive Officer
Fairborne Energy Ltd.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Fairborne for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "*Glossary of Terms*". Information contained in this Information Circular is given as of April 27, 2005 unless otherwise specifically stated.

Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On April 26, 2005, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8023.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Fairborne, the Trust, Fairquest, ExchangeCo or AmalgamationCo. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by AmalgamationCo for growth capital expenditures; the amount and timing of the payment of the distributions by the Trust; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Fairborne believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Fairborne, Fairquest, ExchangeCo, AmalgamationCo and the Trust. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Fairborne undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure - Non GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry. Funds generated from operations, distributable cash available for distribution and cash-on-cash yield are not defined by Canadian generally accepted accounting principles ("GAAP") and are referred to as non-GAAP measures. Funds generated from operations is a useful measure as it demonstrates the amount available to make distributions, repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows as detailed in Fairborne's consolidated financial statements included or incorporated by reference in this Information Circular. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that funds generated from operations, distributable cash, income available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian GAAP and may not be comparable to similar measures disclosed for other issuers. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* the investor's initial investment and a return *on* the investor's initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Information for U.S. Shareholders

The Trust Units and Fairquest Common Shares to be issued to U.S. Shareholders under the Arrangement have not been registered under the 1933 Act, and are being issued to U.S. Shareholders in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. The Trust Units and Fairquest Common Shares will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Fairborne, Fairquest, AcquisitionCo, AmalgamationCo and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited pro forma and audited historical consolidated financial statements of the Trust, the unaudited pro forma and audited historical financial statements of Fairquest, and the unaudited pro forma and audited and unaudited historical consolidated financial statements of Fairborne (and in respect of assets acquired by Fairborne) included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and auditing and auditor independent standards in certain material respects, and thus may not be comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

Tax considerations applicable to U.S. Shareholders have not been included in this Information Circular. There may be material United States tax consequences for U.S. Shareholders as a result of the Arrangement, which may include, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes, and the possibility that one or more of Fairborne, the Trust or Fairquest may be classified as a passive foreign investment company, which classification would subject holders to special, generally adverse tax consequences.

U.S. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Fairborne, the Trust, Fairquest, AcquisitionCo and ExchangeCo are organized or settled, as applicable, under the laws of Alberta, Canada, that their officers and the directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Fairborne, the Trust, Fairquest, AcquisitionCo and ExchangeCo and such persons are, or will be, located outside the United States.

THE TRUST UNITS AND FAIRQUEST COMMON SHARES TO BE ISSUED TO U.S. SHAREHOLDERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof, and Appendices H and I.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"**AcquisitionCo Exchangeable Shares**" means the exchangeable shares of AcquisitionCo with the rights, privileges, restrictions and conditions substantially in the form set forth in Appendix D to this Information Circular;

"**Administration Agreement**" means the administration agreement to be entered into between the Trustee and Fairborne pursuant to which Fairborne will agree to provide certain administrative and advisory services in connection with the Trust;

"**AEPEA**" means the *Alberta Environmental Protection and Enhancement Act*;

"**Affiliate**" or "**Associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to the Plan of Arrangement;

"**AmalgamationCo Assets**" means the assets held, directly or indirectly, by AmalgamationCo after giving effect to the Arrangement, which assets include, without limitation, the oil and natural gas properties, undeveloped land and related assets more fully described in Appendix I;

"**Ancillary Rights**" means: (i) the optional exchange rights granted to the Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause ExchangeCo to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event or upon a Call Right being exercisable and the Trust and AmalgamationCo electing not to exercise such Call Right; (ii) the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement); and (iii) the Special Voting Unit (as defined in the Trust Indenture);

"**Annual Meeting Business**" means the annual meeting business of Fairborne to be conducted at the Meeting, all as more particularly described in the Information Circular;

"**Applicable Laws**" means applicable corporate and securities laws and rules of applicable stock exchanges;

"**Appraised Redemption Price**" means the price per Trust Unit equal to 95% of the fair market value of a Trust Unit as determined by AmalgamationCo for the purposes of effecting a redemption of Trust Units;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of April 25, 2005 among Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust pursuant to which Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, including any amendments thereto;

"**ARTC**" means the Alberta Royalty Tax Credit;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**Board**" or "**Board of Directors**" means the board of directors of Fairborne;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"**Cashless Exercise Basis**" means the exercise of Fairborne Options or Fairborne Warrants, as the case may be, on a cashless exercise basis, based on the weighted average trading price of the Fairborne Shares for the five trading days prior to the exercise thereof;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

"**Class B Preferred Share Note**" means the unsecured, subordinated promissory note issued by Fairborne to Fairquest in satisfaction of the redemption of all of the Class B Preferred Shares under the Plan;

"**Class B Preferred Share Stated Capital**" shall have the meaning ascribed thereto in Section 3.1(c)(ii) of the Plan;

"**Class B Preferred Shares**" means the Class B Preferred Shares of Fairborne created and issued pursuant to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Current Market Price of a Trust Unit**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AmalgamationCo for such purpose; provided, however, that if in the opinion of the board of directors of AmalgamationCo the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of AmalgamationCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"**Depositary**" means Computershare Trust Company of Canada at its offices referred to in the Letter of Transmittal and Election Form;

"**Dissent Rights**" means the right of a Shareholder and an Optionholder pursuant to section 191 of the ABCA, as modified by the Interim Order, to dissent to the Fairborne Reorganization Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA, as modified by the Interim Order;

"**Dissenting Optionholders**" means registered Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Dissenting Securityholders**" means Dissenting Optionholders and Dissenting Shareholders, collectively;

"**Dissenting Shareholders**" means registered Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the board of directors of AmalgamationCo, except that December 31 shall in all cases be a Distribution Record Date commencing in 2005;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Election Deadline**" means 4:30 p.m. (Calgary time) on May 20, 2005 or, if the Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned meeting;

"**Eligible Holder**" means a Fairborne Shareholder that is not a Non-Resident Shareholder or a Tax-Exempt Shareholder;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each dividend record date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date;

"**Exchangeable Share Maximum**" means the maximum number of Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 Exchangeable Shares, as determined by the Board of Directors prior to the Effective Time;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set forth in Appendix D to this Information Circular;

"Exchangeable Shares" means the exchangeable shares in the capital of AmalgamationCo which have the rights, privileges, restrictions and conditions substantially in the form set forth in Appendix D of this Information Circular;

"ExchangeCo" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"Fairborne" means Fairborne Energy Ltd., a corporation incorporated pursuant to the ABCA;

"Fairborne Common Shares" means common shares of Fairborne;

"Fairborne New Common Share" means a class A common share of Fairborne created and issued pursuant to the Arrangement;

"Fairborne Option" means an option, or **"Fairborne Options"** means, collectively, all outstanding options, whether or not vested, to acquire Fairborne Common Shares;

"Fairborne Reorganization Resolution" means the special resolution in respect of the Arrangement, the Fairquest Initial Private Placement, the Trust Incentive Plan, the Fairquest Stock Option Plan and other related matters to be considered at the Meeting, in substantially the form attached as Appendix A to this Information Circular, to be voted upon by Shareholders and Optionholders at the Meeting;

"Fairborne Securities" means the Fairborne Common Shares and the Fairborne Options;

"Fairborne Warrants" means the currently outstanding common share purchase warrants of Fairborne, each of which entitles the holder to acquire one Fairborne Common Share at an exercise price of $3.50 per share exercisable until May 30, 2006;

"Fairness Opinion" means the opinion of CIBC World Markets Inc. dated March 8, 2005, a copy of which is attached as Appendix G to this Information Circular;

"Fairquest" means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

"Fairquest Assets" means the assets transferred, directly or indirectly, by Fairborne to Fairquest pursuant to the Arrangement, which assets include, without limitation, certain oil and natural gas properties, undeveloped land and related assets in Alberta as more fully described in Appendix H to this Information Circular;

"Fairquest Common Shares" means the common shares in the capital of Fairquest as presently constituted;

"Fairquest Conveyance" means the transactions whereby Fairborne and other entities under Fairborne's control will convey the Fairquest Assets to Fairquest in consideration of the Fairquest Note;

"Fairquest Engineering Report" means the independent engineering evaluation prepared by GLJ of the crude oil, NGL and natural gas reserves attributable to the Fairquest Assets extracted from the GLJ Fairborne Report;

"Fairquest Farm-In Agreements" means the farm-in agreements to be entered into between AmalgamationCo and Fairquest, pursuant to which Fairquest will have the option to farm-in on exploratory lands retained by the Trust;

"Fairquest NAV" means the net asset value of the Fairquest Common Shares as described under the heading "*Other Matters to be Brought Before the Meeting — Approval of the Fairquest Initial Private Placement*";

"Fairquest Initial Private Placement" means the proposed sale by a private placement of (i) up to 4,740,000 Fairquest Units with an issue price equal to the Fairquest NAV, and (ii) up to 1,000,000 Fairquest Performance

Shares for nominal consideration, to be completed prior to the completion of the Arrangement as described under the heading "*Other Matters Considered in the Fairborne Reorganization Resolution — Approval of the Fairquest Initial Private Placement*";

"**Fairquest Note**" means the unsecured, subordinated promissory note issued by Fairquest to Fairborne in satisfaction of the purchase price under the Fairquest Conveyance;

"**Fairquest Performance Shares**" means the performance shares of Fairquest to be issued pursuant to the Fairquest Initial Private Placement as described under the heading "*Other Matters Considered in the Fairborne Reorganization Resolution - Approval of the Fairquest Initial Private Placement*";

"**Fairquest Service Providers**" means management, directors, employees and other service providers to Fairquest;

"**Fairquest Stock Option Plan**" means the stock option plan of Fairquest to be approved at the Meeting, a copy of which is attached as Appendix J to this Information Circular;

"**Fairquest Units**" means the units to be issued under the Fairquest Initial Private Placement, each Fairquest Unit comprised of one Fairquest Common Share and one Fairquest Warrant;

"**Fairquest Warrants**" means the Fairquest common share purchase warrants to be issued under the Fairquest Initial Private Placement, each Fairquest Warrant entitling the holder to acquire one Fairquest Common Share at an exercise price of 150% of Fairquest NAV and exercisable as to one third on each of the first, second and third anniversaries of the closing date of the Fairquest Initial Private Placement;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd.;

"**GLJ Fairborne Report**" means the independent engineering evaluation prepared by GLJ evaluating the crude oil, NGLs and natural gas reserves of Fairborne (other than those evaluated in the Sproule Report) dated February 14, 2005 and effective December 31, 2004;

"**GLJ Trust Report**" means the independent engineering evaluation of the crude oil, NGL and natural gas reserves attributable to the properties of Fairborne, other than those attributable to the Fairquest Assets and other than those evaluated in the Sproule Report, extracted from the GLJ Fairborne Report;

"**Gross**" means:

(a) in relation to a company's interest in production and reserves, its "company gross reserves", which are the company's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the company;

(b) in relation to wells, the total number of wells in which the company has an interest; and

(c) in relation to properties, the total area of properties in which the company has an interest.

"**Holder**" means a registered holder of Fairborne Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Fairborne Securities duly endorsed for transfer to such person;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this information circular and proxy statement of Fairborne dated April 27, 2005, together with all appendices hereto, distributed to Securityholders by Fairborne in connection with the Meeting;

"**Insolvency Event**" has the meaning set forth in the Voting and Exchange Trust Agreement;

"**Interim Order**" means the Interim Order of the Court dated April 26, 2005 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Fairborne therefor, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Fairborne Common Shares and make certain elections, if desired;

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of (i) 95% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units are so tendered for redemption;

"**Meeting**" means the annual and special meeting of Shareholders and Optionholders to be held on May 26, 2005, and any adjournment(s) thereof, to consider and to vote on the Fairborne Reorganization Resolution, the Annual Meeting Business and the other matters referred to in the Notice of Meeting;

"**Net**" means:

(a) in relation to a company's interest in production and reserves, the company's interest (operating and non-operating) share after deduction of royalties obligations, plus the company's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating a company's working interest in each of its gross wells; and

(c) in relation to a company's interest in a property, the total area in which the company has an interest multiplied by the working interest owned by the company.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Non-Resident**", "**Non-Resident Holder**" or "**Non-Resident Shareholder**" means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Note**" or "**Notes**" means the unsecured, subordinated promissory notes issuable by AcquisitionCo under the Arrangement;

"**Notice of Meeting**" means the Notice of Annual and Special meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Fairborne to the Court for the Final Order which accompanies this Information Circular;

"**Optionholders**" means the holders of Fairborne Options;

"**Other Notes**" has the meaning ascribed thereto in Appendix I, *"Information Concerning Fairborne Energy Trust"* under "*Additional Information Respecting the Trust – Redemption Right*";

"**Permitted Investments**" means: (i) loan advances to AmalgamationCo or to any other Affiliate of the Trust; (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks or other financial institutions (including the Trustee and any Affiliate of the Trustee); (iii) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation or the equivalent by Moody Investor Services, Inc. or Dominion Bond Rating Service Limited; or (v) commercial paper rated at least A by Standard & Poor's Corporation, or the equivalent by Moody Investor Services, Inc. or Dominion Bond Rating Service Limited; provided that any investment which is "foreign property" under the provisions of the Tax Act if the said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act, shall not be a Permitted Investment;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Exhibit 1 to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Record Date**" means the close of business on April 20, 2005;

"**Redemption Notes**" has the meaning ascribed thereto in Appendix I, *"Information Concerning Fairborne Energy Trust"* under *"Additional Information Respecting the Trust – Redemption Right"*;

"**Registrar**" means the Registrar of Corporations appointed under section 263 of the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Securityholder**" means the Shareholders and Optionholders;

"**Shareholder**" means a holder of Fairborne Common Shares;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units (including the Special Voting Units) represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units in respect of which such holders have a direction to vote;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the independent engineering evaluation prepared by Sproule evaluating the natural gas reserves attributable to Fairborne's coal bed methane property in the Clive area of Alberta dated January 21, 2005 and effective as at December 31, 2004;

"**Subsequent Investment**" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form attached as Appendix E to this Information Circular;

"**Tax-Exempt Shareholder**" means a holder of Fairborne Common Shares that is exempt from tax under Part I of the Tax Act;

"**Technical Services Agreement**" means the agreement to be entered into prior to the completion of the Arrangement between Fairquest and Fairborne, pursuant to which Fairborne will provide services to Fairquest;

"**Trust**" means Fairborne Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trustee**" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**Trust Engineering Report**" means, collectively, the GLJ Trust Report and the Sproule Report;

"**Trust Incentive Plan**" means the Restricted Unit and Performance Unit Incentive Plan of the Trust to be approved at the Meeting, a copy of which is attached as Appendix K to this Information Circular;

"**Trust Indenture**" means the trust indenture dated as of April 20, 2005 between Computershare Trust Company of Canada and Fairborne, as amended from time to time;

"**Trust Unit**" or "**Unit**" means a unit of the Trust;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Shareholder**" means any Shareholder who is, at the Effective Time, in the United States;

"**Voting and Exchange Agreement Trustee**" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form attached as Appendix F to this Information Circular;

"**Warrantholders**" means holders of Fairborne Warrants;

"**West Pembina Acquisition**" means the acquisition by Fairborne of various crude oil, natural gas and natural gas liquids assets from BP Canada Energy Company, which acquisition was completed on March 31, 2004;

"**1933 Act**" or the "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended.

CONVENTIONS

Certain terms used herein are defined in the "*Glossary of Terms*". Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	stock tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held in the Penthouse Room of the Fairmont Palliser Hotel at 133 - 9th Avenue S.W., Calgary, Alberta on May 26, 2005, at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (i) to consider and vote upon the Fairborne Reorganization Resolution; and (ii) to consider and vote upon the Annual Meeting Business. See "*The Arrangement*", "*Other Matters Considered in the Fairborne Reorganization Resolution*" and "*Fairborne Annual Meeting Business*".

The Arrangement

General

The Arrangement will result in the creation of Fairborne Energy Trust, a new oil and natural gas energy trust that will own approximately 90% of Fairborne's existing producing assets and which will make regular monthly distributions of cash to Unitholders, and the creation of Fairquest Energy Limited, a junior oil and natural gas exploration and development company which will own certain of Fairborne's oil and natural gas assets and undeveloped lands.

Under the Arrangement, Shareholders will receive, at their election, either one Trust Unit or one Exchangeable Share, subject to a maximum number of Exchangeable Shares being issued equal to the Exchangeable Share Maximum (which will be determined by the Board of Directors prior to the Effective Time but will not exceed 8,000,000 Exchangeable Shares), and 0.333 of a Fairquest Common Share, for each outstanding Fairborne Common Share held. Only Eligible Shareholders will be eligible to receive Exchangeable Shares pursuant to the Arrangement.

Pre-Arrangement Steps

Prior to the Arrangement becoming effective, Fairquest will complete the Fairquest Initial Private Placement and Fairborne and Fairquest will enter into the Technical Services Agreement.

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Fairborne Common Shares and Fairborne Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Fairborne other than the right to be paid the fair value of their Fairborne Common Shares and Fairborne Options by AcquisitionCo;

(b) the Fairborne New Common Shares and the Class B Preferred Shares shall be created as new classes of shares of Fairborne and each Fairborne Common Share will be exchanged and cancelled pursuant to a reorganization of the capital of Fairborne for one (1) Fairborne New Common Share and one (1) Class B Preferred Share and the stated capital of each:

(i) Fairborne New Common Share shall be set at the paid-up capital of each Fairborne Common Share exchanged less the Class B Preferred Share Stated Capital;

(ii) Class B Preferred Share shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Capital");

(c) subject to Sections 3.2 and 3.3 of the Plan, each Fairborne New Common Share held by Eligible Holders will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Fairborne New Common Shares and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit or one (1.0) AcquisitionCo Exchangeable Share (together with the Ancillary Rights);

(d) each Fairborne New Common Share held by Shareholders that are not Eligible Holders will be transferred to AcquisitionCo and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit;

(e) AcquisitionCo will issue one (1) Note to the Trust for each Trust Unit issued pursuant to Sections 3.1(c) and (d) of the Plan;

(f) each Class B Preferred Share will be transferred to Fairquest in exchange for 0.333 of a Fairquest Common Share;

(g) the Fairquest Conveyance shall become effective and Fairquest shall deliver the Fairquest Note to Fairborne in satisfaction of the purchase price;

(h) Fairborne shall redeem all of the Class B Preferred Shares held by Fairquest in consideration of the Class B Preferred Share Note;

(i) Fairborne shall transfer the Fairquest Note to Fairquest and Fairquest shall transfer the Class B Preferred Share Note to Fairborne and the Fairquest Note and Class B Preferred Share Note shall set-off against each other and be cancelled;

(j) Fairborne and AcquisitionCo shall be amalgamated and continued as one corporation;

(k) each Fairborne Option (whether vested or unvested) shall cease to represent the right to acquire Fairborne Common Shares (or other securities pursuant to the terms thereof) and each Fairborne Option shall only entitle the holder to acquire one (1.0) Trust Unit for each Fairborne Common Share which the holder was previously entitled to acquire under the Fairborne Option at a price per Trust Unit equal to the existing exercise price less an amount equal to the Class B Preferred Share Stated Capital; and

(l) the stated capital account of the Fairquest Common Shares shall be reduced, without payment, by the amount of the deficit as shown on the balance sheet of Fairquest as at the Effective Date.

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement will be equal to the Exchangeable Share Maximum, which will be a number of Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 Exchangeable Shares, as determined by the Board of Directors prior to the Effective Time. In making the determination of the Exchangeable Share Maximum, the Board of Directors will consider various matters including the requirement that the Trust continue to satisfy the requirements of the Tax Act to be a "mutual fund trust" thereunder. The determination of the Exchangeable Share Maximum by the Board of Directors could result in no Exchangeable Shares being issued. No Exchangeable Shares will be issued to Non-Resident Shareholders or Tax-Exempt Shareholders. To the extent that holders of Fairborne Common Shares elect to receive an aggregate number of Exchangeable Shares in excess of the Exchangeable Share Maximum, the available Exchangeable Shares will be allocated on a pro-rated basis to all holders of Fairborne Common Shares electing to receive Exchangeable Shares and such holders will be deemed to have elected to receive Trust Units for the balance of Exchangeable Shares that they would have otherwise received. No fractional Exchangeable Shares, Trust Units or Fairquest Common Shares will be issued pursuant to the Arrangement and to the extent that a fractional Exchangeable Share, Trust Unit or Fairquest Common Share would otherwise be issued, such Exchangeable Share, Trust Unit or Fairquest Common Share will be rounded to the nearest whole number, as the case may be.

Post Arrangement Steps

Immediately after the Arrangement becomes effective, the parties will enter into the Fairquest Farm-In Agreements.

Post Arrangement Structure

Following the Effective Date of the Arrangement:

(a) Shareholders will own all of the Exchangeable Shares of AmalgamationCo and all the issued and outstanding Trust Units of the Trust;

(b) the Trust will own all of the issued and outstanding common shares of AmalgamationCo;

(c) the Trust will be the holder of all of the issued and outstanding Notes of AmalgamationCo; and

(d) Shareholders and placees under the Fairquest Initial Private Placement will own all of the issued and outstanding Fairquest Common Shares and placees in the Initial Private Placement will own all of the issued and outstanding Fairquest Warrants and Fairquest Performance Shares.

The following diagram illustrates the organizational structure of the Trust and Fairquest following completion of the Arrangement.


Fairborne Shareholders
Placees under Fairquest Initial Private Placement
Trust Units
100% Common Shares
100% Fairquest Warrants and Performance Shares
Exchange Rights
Exchangeable Shares
Trust
Fairquest
ExchangeCo
100% Common Shares
Notes + 100% Common Shares
AmalgamationCo
Fairquest Assets
AmalgamationCo Assets

Upon the completion of the Arrangement, an aggregate of approximately 44.0 million Trust Units and 22.1 million Fairquest Common Shares will be issued and outstanding, assuming that (i) no Securityholders exercise their Dissent Rights, (ii) 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement, (iii) 1,684,000 of the outstanding Fairborne Options are exercised on a Cashless Exercise Basis for 1,345,000 Fairborne Common Shares prior to the Effective Date and the balance of the Fairborne Options are repurchased and terminated for cash; (iv) all of the outstanding Fairborne Warrants are exercised on a Cashless Exercise Basis into 1,487,000 Fairborne Common Shares prior to the Effective Date; and (v) the Fairquest Initial Private Placement is closed for the maximum amount. In addition, Fairquest will have 4,740,000 Fairquest Warrants and 1,000,000 Fairquest Performance Shares issued and outstanding. See "*The Arrangement - Effect of the Arrangement*", Appendix H, "*Information Concerning Fairquest Energy Limited*" and Appendix I, "*Information Concerning Fairborne Energy Trust*".

Exchangeable Share Election

Eligible Holders will be required to make an election whether to receive, on completion of the Arrangement, in addition to the Fairquest Common Shares, either Trust Units, Exchangeable Shares or a combination of Trust Units and Exchangeable Shares. Only Eligible Holders may elect to receive Exchangeable Shares. Non-Residents are not eligible to receive Exchangeable Shares under the Arrangement. If a holder of Exchangeable Shares is believed to be located in the United States, the transfer agent will not deliver Trust Units to the holder in exchange for the Exchangeable Shares; rather, the transfer agent shall sell such Trust Units on the Canadian stock exchange that would have been delivered and distribute the net proceeds of sale (net of applicable taxes) to such holder.

Shareholders who do not deposit with the Depositary, at either of the addresses noted in the relevant form, a duly completed Letter of Transmittal and Election Form by 4:30 p.m. (Calgary time) on May 20, 2005 or, if the Meeting is adjourned, the third Business Day prior to the date of the adjourned Meeting or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive, in addition to the Fairquest Common Shares, only Trust Units for their Fairborne Common Shares. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular. See "*The Arrangement - Exchangeable Share Election*".

Background to and Reasons for the Arrangement

Fairborne's management continuously reviews all options available to it to ensure that Fairborne's capital structure is efficient and that shareholder value is being maximized. The strategy contemplated under the Arrangement was initially considered and selected for greater scrutiny, modeling and evaluation as a result of this pursuit of ongoing maximization of value for Shareholders.

On March 8, 2005, the Board of Directors approved proceeding with the reorganization of Fairborne into an income trust and a junior exploration company, and an announcement to this effect was made by Fairborne on March 9, 2005.

Fairborne's management and the Board of Directors have concluded that shareholder value could be realized and delivered more efficiently, in a more sustainable and tax effective manner, and with reduced risk, through the reorganized structure than otherwise possible through the existing entity on a go forward basis. The reorganization of Fairborne's assets into its mature and growth components was viewed as a way to better align the growth potential of the assets with investors' expectations, and as a result of this realignment, the units and shares of these two separate entities should, over time, be expected to be valued higher than Fairborne Common Shares on a stand alone basis. The reorganization also provides Shareholders with greater liquidity and flexibility to participate either separately, or on a combined basis, in the growth potential and the mature qualities of Fairborne's assets.

The proposed structure will provide for a complete production and technical team to manage the assets of both the Trust and Fairquest. The structure will differentiate the Trust from many other trusts as it will enable the Trust to leverage the technical skill of the staff responsible for finding and developing Fairborne's existing assets and to realize the full potential of those assets through continued development. Through farmout arrangements on standard industry terms with Fairquest (on certain former Fairborne lands), the Trust will also have the opportunity to participate in the development of higher risk prospects on its lands without exposing additional risk capital.

Management and the Board of Directors, in recommending the Arrangement to Securityholders, believe the Arrangement provides the following strategic benefits:

- The Trust and Fairquest will operate on the same fundamentals that contributed to Fairborne's success, the efficient development and exploitation of oil and natural gas assets.
- The separation of Fairborne's long life, producing growth assets from its higher risk, exploratory high growth assets better aligns the risks and returns from each asset class and provides Shareholders the opportunity to determine their participation in each asset class.
- The Trust will provide a natural gas oriented vehicle to deliver cash flow from its diverse portfolio of assets to Unitholders in a tax efficient manner.
- The Trust will have a coal bed methane project with an additional 150 locations to be drilled in addition to the 48 wells that are currently producing approximately 7.4 MMcf (6.9 MMcf to Fairborne's share) per day.
- With estimated initial production of approximately 11,000 BOE per day, the Trust will have the critical mass and access to relatively low cost capital required to exploit its lower risk development opportunities and compete effectively for acquisitions.
- Fairquest provides Shareholders with a ground floor investment in a growth oriented exploration focused producer.
- Shareholders will retain exposure to a substantial portfolio of over 300 identified exploration and development drilling opportunities.
- It is expected that many Securityholders and future Unitholders are "tax-exempt" financial institutions such as pension plans or individuals that will hold Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of distributions on a tax-exempt or tax-deferred basis.
- It is anticipated that the tax effectiveness of the trust structure will facilitate business acquisitions and the expansion of Fairborne's business, relative to Fairborne continuing as a corporate entity.
- Cash distributions to Unitholders are anticipated to provide an attractive return while allowing the Trust to continue to invest in its existing assets and finance capital expenditures.
- It is anticipated that the combined future value of distributions plus the market value of the Trust Units and the Fairquest Common Shares, will be greater on both a pre-tax and after-tax basis than the combined value of the market value of the Fairborne Common Shares plus any dividends that might otherwise be paid on the Fairborne Common Shares, and that the reorganized structure will have greater access to capital to fund the growth of the business of both Fairquest and the Trust.
- It is anticipated that the reorganized structure of Fairborne as an income trust and a junior exploration and development company will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units and Fairquest Common Shares than currently exists for Fairborne Common Shares.
- Both the Trust and Fairquest will have access to the same experienced team of professionals that have demonstrated their ability to deliver on exploration, exploitation, acquisition and financial management objectives.

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Fairborne Reorganization Resolution shall be not less than two thirds of the votes cast by Shareholders and Optionholders, voting together as a single class, either in person or by proxy, at the Meeting. In addition, the Fairborne Reorganization Resolution must be approved by a majority of the votes cast by the Shareholders, after excluding the votes cast in respect of Fairborne Common Shares beneficially owned, or over which control or direction is exercised, by directors and officers of Fairborne and their affiliated entities and joint actors. See "*General Proxy Matters – Procedure and Votes Required*".

Fairness Opinion

The Board of Directors retained CIBC World Markets Inc. as its independent financial advisor, to address the fairness, from a financial point of view, of the consideration under the Arrangement to Shareholders. In connection with this mandate, CIBC World Markets Inc. has prepared the Fairness Opinion. The Fairness Opinion states that in the opinion of CIBC World Markets as of March 8, 2005, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "*The Arrangement - Fairness Opinion*" and Appendix G, "*Fairness Opinion*".

Recommendation of the Board of Directors

The Board of Directors has unanimously determined that the Arrangement is in the best interests of Fairborne and the Securityholders and recommends that Securityholders vote in favour of the Fairborne Reorganization Resolution.

The directors and senior officers of Fairborne and their associates, who beneficially own or exercise control or direction over, an aggregate of approximately 8.55 million Fairborne Securities, representing approximately 16.1% of the outstanding Fairborne Securities, (comprised of approximately 6.0 million Fairborne Common Shares and 2.55 million Fairborne Options), have indicated they intend to vote in favour of the Fairborne Reorganization Resolution. In addition, certain senior officers of Fairborne hold 1.96 million Fairborne Warrants.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "*The Arrangement - Procedure for the Arrangement Becoming Effective*". An application for the Final Order approving the Arrangement is expected to be made on May 27, 2005 at 1:00 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, registered holders of Fairborne Common Shares and Fairborne Options have the right to dissent with respect to the Fairborne Reorganization Resolution if Fairborne, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: D.J. McDonald, Q.C., receives by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting, a written objection and such holder complies with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Fairborne Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices B and L for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Fairborne Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder of such Fairborne Common Shares is entitled to dissent.** Accordingly, a beneficial owner of Fairborne Common Shares desiring to exercise the right to dissent must make arrangements for such Fairborne Common Shares beneficially owned to be registered in such holder's name prior to the time the written objection to the resolution approving the Arrangement is required to be received by Fairborne, or alternatively, make arrangements for the registered holder to dissent on such holder's behalf. Pursuant to the Interim Order, a Securityholder may not exercise the right to dissent in respect of only a portion of such holder's Fairborne Securities. See "*The Arrangement - Rights of Dissent*".

It is a condition to the Arrangement that Securityholders holding not more than 5% of the Fairborne Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See "*The Arrangement - Procedure for the Arrangement Becoming Effective – Conditions Precedent to the Arrangement*".

Fairborne Energy Trust

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture.

The activities of the Trust following completion of the Arrangement will be managed by AmalgamationCo which will be led by existing senior management and technical teams of Fairborne. The executive team of the Trust, through AmalgamationCo, will be led by Steven VanSickle, President and Chief Executive Officer, David Summers, Chief Operating Officer, Gary Poirier, Vice President, Operations, David Pyke, Vice President, Land, James Young, Vice President, Exploration, David Cymbalisty, Vice President, Engineering, Shaun Alspach, Vice President, Business Development and Tom Park, Vice President, Marketing. The board of directors of AmalgamationCo will include Mr. Walls as Chairman and Mr. VanSickle, two other current Fairborne directors, being Michael E.J. Phelps and Rodney D. Wimer, as well as Johannes J. Nieuwenburg and one additional independent director to be named at a later date. The majority of the directors of AmalgamationCo will be independent of the Trust, AmalgamationCo and Fairquest.

The Trust's mandate will be to generate stable monthly distributions. The Trust is expected to have initial production of approximately 11,000 BOE/d, comprised of 48 MMcf/d of natural gas and 3,000 Bbls/d of crude oil and liquids. As operator of over 95% of its properties, the Trust should be able to ensure that all planned future activity will be pursued. The Trust Engineering Report effective December 31, 2004, indicates that the Trust would have proved plus probable reserves of 35.6 MMBOE resulting in a reserve life index of approximately 10.0 years based on 2004 fourth quarter average production to Fairborne. See Appendix I, "*Information Concerning Fairborne Energy Trust*".

The Trust Unitholders will be the sole beneficiaries of the Trust. As holders of Trust Units after the Arrangement, Unitholders will receive monthly distributions of the cash flow generated by AmalgamationCo and distributed to Unitholders through the Trust. The Trust will employ a strategy: (a) to provide Unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions to such Unitholders; (b) to provide that Fairborne's existing assets (not including the Fairquest Assets transferred to Fairquest coincident with the Arrangement becoming effective) are maintained at a level with more predictability; and (c) that enables the Trust to continue to expand the business through development and acquisition opportunities that will provide long-term stable cash flows and be accretive to Unitholders. See Appendix I, "*Information Concerning Fairborne Energy Trust – Risk Factors*".

It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AmalgamationCo, net of administrative expenses. In addition, Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes and dividends on common shares of AmalgamationCo. Cash distributions will be payable on a monthly basis to Unitholders of record on the last Business Day of each month, with the first such payment to occur in July, 2005 which is expected to be made on July 15, 2005 in the amount of $0.11 per Trust Unit to Unitholders of record as of June 30, 2005. If the Effective Date is after June 1, 2005 and prior to June 30, 2005, the amount of the distribution will be pro-rated based on the number of days in June following the Effective Date. The board of directors of AmalgamationCo will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of AmalgamationCo.

The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders assuming 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement. If fewer Exchangeable Shares are issued, the percentage of cash distributed may increase. Depending upon various factors including commodity prices and the size of AmalgamationCo's capital budget, it is expected, based on the foregoing, that approximately 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions. See *"The Arrangement"* and *"Effect of the Arrangement"*.

Holders of Exchangeable Shares will not receive Distributable Cash from the Trust. Rather, on each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution. See Appendix I, *"Information Concerning Fairborne Energy Trust - AmalgamationCo Share Capital - Exchangeable Shares"*.

Fairquest Energy Limited

Fairquest is a Canadian controlled private corporation incorporated pursuant to the provisions of the ABCA for the purpose of participating in the Arrangement. Fairquest is the corporate vehicle through which Shareholders will be able to continue to participate in a junior oil and natural gas exploration and development company focused on high levels of growth through an aggressive capital program.

Under the Arrangement, Fairquest will acquire working interests in certain of Fairborne's producing assets and undeveloped lands in the Columbia/Harlech, West Pembina/Brazeau, Valhalla/Rycroft, Marlboro/Pine Creek, Wild River and Pigeon Lake/Westerose properties. These interests currently produce approximately 1,000 BOE/d, comprised of 5.8 MMcf/d of natural gas and 70 Bbls/d of natural gas liquids and are expected to exit 2005 producing 1,500 BOE/d. Fairquest will also have approximately 68,000 net acres of undeveloped lands in these core areas. In addition, Fairquest will have an option to farmin on 83,000 net acres of exploratory lands, on standard industry terms, thereby providing Fairquest with an additional portfolio of opportunities.

Management of Fairquest will be led by Richard Walls, President and Chief Executive Officer, and Robert Maitland, Vice President, Finance and Chief Financial Officer. Fairquest will have access to all of the employees of AmalgamationCo pursuant to the Technical Services Agreement. The Board of Directors of Fairquest will be comprised of Richard Walls, Robert Maitland, Donald J. Nelson, Gary F. Aitken, Brian A. Felesky and David M. Fitzpatrick. The majority of directors of Fairquest will be independent of Fairquest, the Trust and AmalgamationCo.

Upon closing of the Arrangement, Fairquest will assume approximately $10 million of Fairborne's existing debt (which will be repaid from the proceeds of the Fairquest Initial Private Placement) and plans to have an initial capital expenditure program between $15 and $30 million for the remainder of 2005. Following completion of the Fairquest Initial Private Placement, there will be approximately 22.1 million Fairquest Common Shares, 1,000,000 Fairquest Performance Shares and 4,740,000 million Fairquest Warrants issued and outstanding.

See Appendix H, *"Information Concerning Fairquest Energy Limited"*.

Stock Exchange Listing Approvals

The TSX has conditionally approved the listing of the Trust Units, the Exchangeable Shares and the Fairquest Common Shares, subject to the Trust and Fairquest fulfilling the requirements of such exchange.

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of that portion of the Fairborne Common Shares which are ultimately exchanged for Trust Units and any reasonable costs of disposition. The portion of the Fairborne Common Shares which are ultimately exchanged for Fairquest Common Shares should benefit from the tax deferral provisions of the

Tax Act. There is a limited opportunity for certain Eligible Holders to achieve partial or complete tax-deferred treatment by acquiring AcquisitionCo Exchangeable Shares in lieu of Trust Units and making a special election under section 85 of the Tax Act. A Non-Resident Shareholder should generally not be subject to any Canadian tax on capital gains realized in respect of a disposition of Fairborne Common Shares, Fairborne New Common Shares, Class B Preferred Shares or Trust Units unless such property is "taxable Canadian property" for purposes of the Tax Act and no relief is provided in an income tax convention between Canada and the holder's jurisdiction of residence.

Holders of Trust Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the Trust, to the extent the income is paid or made payable to them. Generally, any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units. A disposition of a Trust Unit will generally result in the holder realizing a capital gain (or capital loss) to the extent the proceeds of disposition exceed (or is exceeded by) the aggregate of the holder's adjusted cost base of the Trust Unit and reasonable costs of the disposition.

A Non-Resident holder of a Trust Unit will be subject to a Canadian withholding tax of 25% (subject to reduction by any applicable tax treaty) on the amount of the Trust's income and certain taxable capital gains paid or credited to such Non-Resident holder. In addition, a Non-Resident holder of a Trust Unit may in certain circumstances be subject to a 15% withholding tax on distributions paid after 2004 in excess of the Non-Resident's proportionate share of the Trust's income and certain taxable capital gains under proposed amendments to the Tax Act.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and Non-Residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See *"Certain Canadian Federal Income Tax Considerations"*.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units and Fairquest Common Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units, Exchangeable Shares and Fairquest Common Shares.

Selected Pro Forma Financial and Operational Information for the Trust

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by the Trust following the completion of the Arrangement, for the periods indicated. See Appendix I, "*Information Concerning Fairborne Energy Trust*".

	Pro Forma Year Ended December 31, 2004
	(unaudited) ($000s)
Petroleum and natural gas revenue	139,632
Royalties	29,349
Production expenses	26,612
Net operating revenue	83,671
General and administrative expenses[1]	15,502
Interest	3,059
Depletion, depreciation and accretion	49,960
Capital taxes	674
Future income taxes (reduction)	(5,642)
Net earnings before non-controlling interest	20,118
Non-controlling interest	3,018
Net income	17,100

Note:

(1) Includes $4.2 million recorded by Case Resources Inc. prior to the acquisition of Case Resources Inc. by Fairborne, $3.0 million of stock based compensation expenses for outstanding Fairborne Options, and $3.0 million in transaction costs.

		Pro Forma Year Ended December 31, 2004
Average Daily Production[1]		
Light/medium crude oil (Bbls/d)		2,505
Heavy oil (Bbls/d)		57
Natural gas (Mcf/d)		28,067
NGLs (Bbls/d)		289
Combined (BOE/d)		7,530
	Gross	**Net**
Proved Reserves [2]		
Light/medium crude oil (Mbbls)	5,944	5,022
Heavy oil (Mbbls)	433	381
Natural gas (MMcf)	92,947	72,586
NGLs (Bbls/d)	1,415	990
Combined (MBOE)	23,283	18,490
Proved Plus Probable Reserves [2]		
Light/medium crude oil & NGL (Mbbls)	8,252	7,001
Heavy oil (Mbbls)	754	663
Natural gas (MMcf)	146,694	115,977
NGLs (Bbls/d)	2,079	1,454
Combined (MBOE)	35,534	28,447
Undeveloped Land Holdings (acres) (as at December 31, 2004)	328,827	199,153

Notes:

(1) Does not include information in respect of assets prior to the acquisition of such assets by Fairborne.
(2) Reserve information taken from the Trust Engineering Report is at December 31, 2004 based on forecast prices and costs.

Selected Pro Forma Financial and Operational Information for Fairquest

The following is a summary of selected pro forma financial and operational information for the natural gas assets owned, directly or indirectly, by Fairquest following the completion of the Arrangement for the year ended December 31, 2004, and includes information in respect of the assets acquired by Fairborne pursuant to the West Pembina Acquisition as though such assets were acquired on January 1, 2004. See Appendix H, "*Information Concerning Fairquest Energy Limited*".

	Pro Forma Year Ended December 31, 2004
	($000s)
Petroleum and natural gas revenue	9,944
Royalties	2,242
Production expenses	1,916
Net operating revenue	5,786
General and administrative expenses	1,578
Depletion, depreciation and accretion	3,333
Current income taxes	-
Future income taxes	472
Net income	403

	Pro forma Year Ended December 31,2004
Average Daily Production	
Natural gas (Mcf/d)	3,609
NGLs (Bbls/d)	68
Combined (BOE/d)	670

	Gross	**Net**
Proved Reserves [(1)]		
Natural gas (MMcf)	11,078	8,293
NGLs (Mbbls)	206	144
Combined (MBOE)	2,052	1,526
Proved Plus Probable Reserves [(1)]		
Natural gas (MMcf)	16,262	12,283
NGLs (Mbbls)	314	219
Combined (MBOE)	3,024	2,266
Undeveloped Land Holdings (acres) (as at December 31, 2004)	226,628	61,862

Note:

(1) Reserve information taken from the Fairquest Engineering Report is at December 31, 2004 based on forecast prices and costs.

Risk Factors

An investment in the Trust and Fairquest should be considered highly speculative due to the nature of the Trust's and Fairquest's activities and the present stage of their development. The following is a list of certain risk factors described elsewhere in this Information Circular relating to the activities of the Trust and Fairquest and the ownership of Trust Units, Exchangeable Shares and Fairquest Common Shares which prospective investors should carefully consider before making an investment decision relating to Trust Units, Exchangeable Shares or Fairquest Common Shares.

- the nature of an investment in the Trust Units;
- the lack of assurance that income tax laws and government incentive programs relating to the oil and gas industry will not be changed or interpreted in a manner that affects Unitholders adversely;
- the possibility that the Trust could fail to qualify as a mutual fund trust;
- the lack of assurances that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Notes or to challenge the tax attributes of the Trust;
- actual production and ultimate reserves could be greater or lesser than the production forecasts and recoverable reserve estimates contained in the Trust Engineering Report or the Fairquest Engineering Report;
- exploration, development and production risks;
- future reserves and production depend on success in exploiting the current reserves bases and acquiring or discovering additional reserves;
- volatility of oil and natural gas prices;
- availability of debt or equity financing to fund future acquisitions, exploration and development plans for either the Trust or Fairquest;
- operational hazards and other uncertainties;
- industry competition;
- environmental risks;
- assumption of liabilities of Fairborne; and
- reliance on key personnel.

The risk factors above are an abbreviated list only of risk factors contained elsewhere in this Information Circular under the section entitled "Risk Factors" and in Appendix I, "*Information Concerning Fairborne Energy Trust – Risk Factors*". Securityholders should carefully consider all such risk factors.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Fairborne's management continuously reviews all options available to it to ensure that Fairborne's capital structure is efficient and that shareholder value is being maximized. The strategy contemplated under the Arrangement was initially considered and selected for greater scrutiny, modeling and evaluation as a result of this pursuit of ongoing maximization of value for Shareholders.

On March 8, 2005, the Board of Directors approved proceeding with the reorganization of Fairborne into an income trust and a junior exploration company, and an announcement to this effect was made by Fairborne on March 9, 2005.

Fairborne's management and the Board of Directors have concluded that shareholder value could be realized and delivered more efficiently, in a more sustainable and tax effective manner, and with reduced risk, through the reorganized structure than otherwise possible through the existing entity on a go forward basis. The reorganization of Fairborne's assets into its mature and growth components was viewed as a way to better align the growth potential of the assets with investors' expectations, and as a result of this realignment, the units and shares of these two separate entities should, over time, be expected to be valued higher than Fairborne Common Shares on a stand alone basis. The reorganization also provides Shareholders with greater liquidity and flexibility to participate either separately, or on a combined basis, in the growth potential and the mature qualities of Fairborne's assets.

The proposed structure will provide for a complete production and technical team to manage the assets of both the Trust and Fairquest. The structure will differentiate the Trust from many other trusts as it will enable the Trust to leverage the technical skill of the staff responsible for finding and developing Fairborne's existing assets and to realize the full potential of those assets through continued development. Through farmout arrangements on standard industry terms with Fairquest (on certain former Fairborne lands), the Trust will also have the opportunity to participate in the development of higher risk prospects on its lands without exposing additional risk capital.

Management and the Board of Directors, in recommending the Arrangement to Securityholders, believe the Arrangement provides the following strategic benefits:

- The Trust and Fairquest will operate on the same fundamentals that contributed to Fairborne's success, the efficient development and exploitation of oil and natural gas assets.

- The separation of Fairborne's long life, producing growth assets from its higher risk, exploratory high growth assets better aligns the risks and returns from each asset class and provides Shareholders the opportunity to determine their participation in each asset class.

- The Trust will provide a natural gas oriented vehicle to deliver cash flow from its diverse portfolio of assets to Unitholders in a tax efficient manner.

- The Trust will have a coal bed methane project with an additional 150 locations to be drilled in addition to the 48 wells that are currently producing approximately 7.4 MMcf (6.9 MMcf to Fairborne's share) per day.

- With estimated initial production of approximately 11,000 BOE per day, the Trust will have the critical mass and access to relatively low cost capital required to exploit its lower risk development opportunities and compete effectively for acquisitions.

- Fairquest provides Shareholders with a ground floor investment in a growth oriented exploration focused producer.

- Shareholders will retain exposure to a substantial portfolio of over 300 identified exploration and development drilling opportunities.

- It is expected that many Securityholders and future Unitholders are "tax-exempt" financial institutions such as pension plans or individuals that will hold Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of distributions on a tax-exempt or tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate business acquisitions and the expansion of Fairborne's business, relative to Fairborne continuing as a corporate entity.

- Cash distributions to Unitholders are anticipated to provide an attractive return while allowing the Trust to continue to invest in its existing assets and finance capital expenditures.

- It is anticipated that the combined future value of distributions plus the market value of the Trust Units and the Fairquest Common Shares, will be greater on both a pre-tax and after-tax basis than the combined value of the market value of the Fairborne Common Shares plus any dividends that might otherwise be paid on the Fairborne Common Shares, and that the reorganized structure will have greater access to capital to fund the growth of the business of both Fairquest and the Trust.

- It is anticipated that the reorganized structure of Fairborne as an income trust and a junior exploration and development company will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units and Fairquest Common Shares than currently exists for Fairborne Common Shares.

- Both the Trust and Fairquest will have access to the same experienced team of professionals that have demonstrated their ability to deliver on exploration, exploitation, acquisition and financial management objectives.

Effect of the Arrangement

The Arrangement will result in Shareholders (excluding Dissenting Shareholders) ultimately receiving for each one of their Fairborne Common Shares held on the Effective Date: (i) in the case of Shareholders who are Eligible Holders, one Trust Unit or one Exchangeable Share (together with Ancillary Rights), or a combination thereof, and in the case of Shareholders who are not Eligible Holders, one Trust Unit, and (ii) 0.333 of a Fairquest Common Share.

On April 26, 2005 there were 49,212,508 Fairborne Common Shares outstanding. In addition, Fairborne currently has 3,771,250 Fairborne Common Shares reserved for issuance pursuant to outstanding Fairborne Options and 1,960,000 Fairborne Common Shares reserved for issuance pursuant to outstanding Fairborne Warrants.

After giving effect to the Arrangement, Shareholders will effectively have exchanged their Fairborne Common Shares for: (i) Trust Units or Exchangeable Shares (together with Ancillary Rights), or a combination thereof, and (ii) Fairquest Common Shares. In addition, Fairborne will have amalgamated with AcquisitionCo to form AmalgamationCo, all the common shares and Notes of which will be owned by the Trust. The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units. The maximum number of Exchangeable Shares issuable pursuant to the Arrangement will be equal to the Exchangeable Share Maximum, which will be a number of Exchangeable Shares, not to exceed 8,000,000 Exchangeable Shares, as determined by the Board of Directors prior to the Effective Time. **Exchangeable Shares will only be issued to Eligible Holders. Any Shareholder that is not an Eligible Holder who elects to receive Exchangeable Shares will be deemed to have elected to receive only Trust Units on completion of the Arrangement.** For details regarding the Trust Units and Exchangeable Shares, see Appendix I, "*Information Concerning Fairborne Energy Trust*". For details regarding the Fairquest Common Shares, see Appendix H, "*Information Concerning Fairquest Energy Limited*".

The outstanding Fairborne Options and Fairborne Warrants were amended to permit them to be exercised on a Cashless Exercise Basis and, in the case of the Fairborne Options to allow the holder thereof on exercise to receive the intrinsic value thereof payable in cash, rather than Fairborne Common Shares. Fairborne will cause all unvested

Fairborne Options to vest provided the Arrangement is approved by Securityholders at the Meeting and the Court grants the Final Order. Optionholders may choose to participate in the Arrangement by exercising their Fairborne Options, either on a Cashless Exercise Basis or otherwise, prior to the Effective Date and receiving the same consideration as Shareholders. Alternatively, Optionholders can elect to receive the intrinsic value of their Fairborne Options payable in cash as described above. Any outstanding Fairborne Options at the Effective Time shall cease to represent the right to acquire Fairborne Common Shares and shall only entitle the holder to acquire one Trust Unit for each Fairborne Common Share which the holder was previously entitled to acquire under the Fairborne Option at a price per Trust Unit adjusted to give effect to the Fairquest NAV.

As a result of a Shareholder's Fairborne Common Shares being exchanged for Fairquest Common Shares, Trust Units and/or Exchangeable Shares (together with Ancillary Rights) pursuant to the Arrangement, the nature of a Shareholder's investment will be changed. See Appendix H, "*Information Concerning Fairquest Energy Limited*" and Appendix I, "*Information Concerning Fairborne Energy Trust*".

Fairquest will be led by Richard Walls as President and Chief Executive Officer and Robert Maitland as Vice President, Finance and Chief Financial Officer. The board of directors of Fairquest will be comprised of Richard Walls, Robert Maitland, Donald Nelson, Gary Aitken, Brian Felesky and David Fitzpatrick. Through their ownership of Fairquest Common Shares, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows.

The activities of the Trust following completion of the Arrangement will be managed by AmalgamationCo which will be led by existing senior management and technical teams of Fairborne. The executive team of the Trust, through AmalgamationCo, will be led by Steven VanSickle, President and Chief Executive Officer, David Summers, Chief Operating Officer, Gary Poirier, Vice President, Operations, David Pyke, Vice President, Land, James Young, Vice President, Exploration, David Cymbalisty, Vice President, Engineering, Shaun Alspach, Vice President, Business Development and Tom Park, Vice President, Marketing. The board of directors of AmalgamationCo will include Mr. Walls as Chairman and Mr. VanSickle, two other current Fairborne directors, being Michael E.J. Phelps and Rodney D. Wimer, as well as Johannes J. Nieuwenburg and one additional independent director to be named at a later date. The majority of the directors of AmalgamationCo will be independent of the Trust, AmalgamationCo and Fairquest.

It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AmalgamationCo, net of administrative expenses. In addition, Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes and dividends on common shares of AmalgamationCo. Cash distributions will be payable on a monthly basis to Unitholders of record on the last Business Day of each month, with the first such payment to occur in July, 2005 which is expected to be made on July 15, 2005 in the amount of $0.11 per Trust Unit to Unitholders of record as of June 30, 2005. If the Effective Date is after June 1, 2005 and before June 30, 2005, the amount of the distribution will be pro-rated based on the number of days in June following the Effective Date. The board of directors of AmalgamationCo will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of AmalgamationCo. The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders assuming 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement. If fewer Exchangeable Shares are issued, the percentage of cash distributed may increase. Depending upon various factors including commodity prices and the size of AmalgamationCo's capital budget, it is expected, based on the foregoing, that approximately 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Holders of Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.

The following diagram illustrates the organizational structure of the Trust and Fairquest following the implementation of the Arrangement.


Fairborne Shareholders
Placees under Fairquest Initial Private Placement
Trust Units
100% Common Shares
100% Fairquest Warrants and Performance Shares
Exchange Rights
Exchangeable Shares
Fairquest
Trust
ExchangeCo
100% Common Shares
Notes + 100% Common Shares
AmalgamationCo
Fairquest Assets
AmalgamationCo Assets

For further information regarding Fairquest and the Trust, please refer to Appendix H, "*Information Concerning Fairquest Energy Limited*" and Appendix I, "*Information Concerning Fairborne Energy Trust*".

Management Arrangements

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust will be managed by the management of AmalgamationCo which will be comprised of the majority of the same management as the current Fairborne management team. This structure will enable to the Trust to leverage the technical skill of the staff responsible for finding and developing Fairborne's existing assets and to realize the full potential of those assets through continued development. The Trustee, on behalf of the Trust, will enter into the Administration Agreement pursuant to which AmalgamationCo will provide certain administrative services and facilities to the Trust. See Appendix I, "*Information Concerning Fairborne Energy Trust*".

Prior to completion of the Arrangement, Fairquest and Fairborne will enter into a Technical Services Agreement, pursuant to which AmalgamationCo personnel will be concurrently employed by Fairquest and will provide services in respect of the management, development, exploitation and operation of the assets acquired by Fairquest pursuant to the Plan of Arrangement. AmalgamationCo will also provide various administrative services, as well as access to geological and technical data relating to the assets. Pursuant to the Technical Services Agreement, AmalgamationCo and Fairquest will pay their proportionate share of the general and administrative costs of AmalgamationCo, after all recoveries, based upon their respective level of oil and natural gas production relative to their combined level of oil and natural production and their respective level of capital expenditures relative to combined capital spending. The Technical Services Agreement will commence on the Effective Date and will be subject to termination upon six months notice by either party.

Details of the Arrangement

The proposed Arrangement will result in the creation of Fairborne Energy Trust, a new oil and natural gas energy trust that will own approximately 90% of Fairborne's existing producing assets and which will make regular monthly distributions of cash to Unitholders, and the creation of Fairquest, a junior oil and natural gas exploration and development company which will own certain of Fairborne's oil and natural gas assets and undeveloped lands.

Pre–Arrangement Steps

Prior to the Arrangement becoming effective Fairquest will complete the Fairquest Initial Private Placement and Fairborne and Fairquest will enter into the Technical Services Agreement.

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Fairborne Common Shares and Fairborne Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Fairborne other than the right to be paid the fair value of their Fairborne Common Shares and Fairborne Options by AcquisitionCo;

(b) the deficit of Fairborne, if any, is eliminated by a reduction, without payment, of the stated capital of the Fairborne Common Shares in the amount of such deficit;

(c) the Fairborne New Common Shares and the Class B Preferred Shares shall be created as new classes of shares of Fairborne and each Fairborne Common Share will be exchanged and cancelled pursuant to a reorganization of the capital of Fairborne for one (1) Fairborne New Common Share and one (1) Class B Preferred Share and the stated capital of each:

    (i) Fairborne New Common Share shall be set at the paid-up capital of each Fairborne Common Share exchanged less the Class B Preferred Share Stated Capital;

    (ii) Class B Preferred Share shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Capital");

(d) subject to Sections 3.2 and 3.3 of the Plan, each Fairborne New Common Share held by Eligible Holders will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Fairborne New Common Shares and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit or one (1.0) AcquisitionCo Exchangeable Share (together with the Ancillary Rights);

(e) each Fairborne New Common Share held by Shareholders that are not Eligible Holders will be transferred to AcquisitionCo and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit;

(f) AcquisitionCo will issue one (1) Note to the Trust for each Trust Unit issued pursuant to Sections 3.1(c) and (d) of the Plan;

(g) each Class B Preferred Share will be transferred to Fairquest in exchange for 0.333 of a Fairquest Common Share;

(h) the Fairquest Conveyance shall become effective and Fairquest shall deliver the Fairquest Note to Fairborne in satisfaction of the purchase price;

(i) Fairborne shall redeem all of the Class B Preferred Shares held by Fairquest in consideration of the Class B Preferred Share Note;

(j) Fairborne shall transfer the Fairquest Note to Fairquest and Fairquest shall transfer the Class B Preferred Share Note to Fairborne and the Fairquest Note and Class B Preferred Share Note shall set-off against each other and be cancelled;

(k) Fairborne and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the Fairborne New Common Shares shall be reduced, without payment, to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo except that authorized capital of AmalgamationCo shall consist of an unlimited number of common shares, an unlimited number of exchangeable shares with the rights, privileges and restrictions as substantially set forth in Schedule D to the Plan, issuable in series, and the name of AmalgamationCo shall be "Fairborne Energy Ltd.";

(iii) all of the shares of Fairborne which are owned by AcquisitionCo shall be cancelled without any repayment of capital;

(iv) the shares of AcquisitionCo shall be cancelled and the following shares of AmalgamationCo shall be issued:

(A) one hundred (100) common shares of AmalgamationCo shall be issued to the Trust; and

(B) one (1.0) Exchangeable Share shall be issued for each issued and outstanding AcquisitionCo Exchangeable Share;

(v) for greater certainty, the Notes of AcquisitionCo shall survive and continue to be Notes of AmalgamationCo without amendment;

(vi) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(viii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(ix) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(x) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xi) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xiii) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xiv) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(l) each Fairborne Option (whether vested or unvested) shall cease to represent the right to acquire Fairborne Common Shares (or other securities pursuant to the terms thereof) and each Fairborne Option shall only entitle the holder to acquire one (1.0) Trust Unit for each Fairborne Common Share which the holder was previously entitled to acquire under the Fairborne Option at a price per Trust Unit equal to the existing exercise price less an amount equal to the Class B Preferred Share Stated Capital; and

(m) the stated capital account of the Fairquest Common Shares shall be reduced, without payment, by the amount of the deficit as shown on the balance sheet of Fairquest as at the Effective Date.

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement will be equal to the Exchangeable Share Maximum, which will be a number of Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 Exchangeable Shares, as determined by the Board of Directors prior to the Effective Time. In making the determination of the Exchangeable Share Maximum, the Board of Directors will consider various matters including the requirement that the Trust continue to satisfy the requirements of the Tax Act to be a "mutual fund trust" thereunder. The determination of the Exchangeable Share Maximum by the Board of Directors could result in no Exchangeable Shares being issued.

No Exchangeable Shares will be issued to Shareholders that are not Eligible Holders. To the extent that holders of Fairborne Common Shares elect to receive an aggregate number of Exchangeable Shares in excess of the Exchangeable Share Maximum, the available Exchangeable Shares will be allocated on a pro-rated basis to all holders of Fairborne Common Shares electing to receive Exchangeable Shares and such holders will be deemed to have elected to receive Trust Units for the balance of Exchangeable Shares that they would have otherwise received.

No fractional Exchangeable Shares, Trust Units or Fairquest Common Shares will be issued pursuant to the Arrangement and to the extent that a fractional Exchangeable Share, Trust Unit or Fairquest Common Share would otherwise be issued, such Exchangeable Share, Trust Unit or Fairquest Common Share will be rounded to the nearest whole number, as the case may be.

Post Arrangement Steps

Immediately after the Arrangement becomes effective, AmalgamationCo and Fairquest will enter into the Fairquest Farm-In Agreements.

Post Arrangement Structure

Following the Effective Date of the Arrangement:

- Shareholders will own all of the Exchangeable Shares of AmalgamationCo and all the issued and outstanding Trust Units of the Trust;
- the Trust will own all of the issued and outstanding common shares of AmalgamationCo;
- the Trust will be the holder of all of the issued and outstanding Notes of AmalgamationCo; and
- Shareholders and placees under the Fairquest Initial Private Placement will own all of the issued and outstanding Fairquest Common Shares and placees in the Initial Private Placement will own all of the issued and outstanding Fairquest Warrants and Fairquest Performance Shares.

Upon the completion of the Arrangement, an aggregate of approximately 44.0 million Trust Units and 22.1 million Fairquest Common Shares will be issued and outstanding, assuming that (i) no Securityholders exercise their Dissent Rights, (ii) 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement, (iii) 1,684,000 of the outstanding Fairborne Options are exercised on a Cashless Exercise Basis for 1,345,000 Fairborne Common Shares prior to the Effective Date and the balance of the Fairborne Options are repurchased and terminated for cash; (iv) all of the outstanding Fairborne Warrants are exercised on a Cashless Exercise Basis into 1,487,000 Fairborne Common Shares prior to the Effective Date; and (v) the Fairquest Initial Private Placement is closed for the maximum amount. In addition, Fairquest will have 4,740,000 Fairquest Warrants and 1,000,000 Fairquest Performance Shares issued and outstanding.

See Appendix H, "*Information Concerning Fairquest Energy Limited*" and Appendix I, "*Information Concerning Fairborne Energy Trust*".

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders of Fairborne voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Fairborne Reorganization Resolution shall be not less than two thirds of the votes cast by Shareholders and Optionholders, voting together as a single class, either in person or by proxy, at the Meeting. In addition, the Fairborne Reorganization Resolution must be approved by a majority of the votes cast by the Shareholders, after excluding the votes cast in respect of Fairborne Common Shares beneficially owned, or over which control or direction is exercised, by directors and officers of Fairborne and their affiliated entities and joint actors. See "*General Proxy Matters – Procedure and Votes Required*".

Court Approvals

Interim Order

On April 26, 2005 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Fairborne Reorganization Resolution is approved by Securityholders at the Meeting in the manner required by the Interim Order, Fairborne will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for May 27, 2005 at 1:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at The Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Fairborne a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court **on or before noon (Calgary time) on May 23, 2005. Service of such notice shall be effected by service upon the**

solicitors for Fairborne: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. See "*Notice of Petition*".

The Trust Units and the Fairquest Common Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Fairborne has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Fairborne may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust to complete the Arrangement are subject to the fulfilment or satisfaction, on or before the Effective Date, of a number of conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition. These conditions include:

(a) the Fairborne Reorganization Resolution shall have been approved by the requisite number of votes cast by the Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Fairquest Initial Private Placement shall have been completed by Fairquest for gross proceeds of not less than $10,000,000;

(c) the Fairborne Warrants shall all have been exercised and shall no longer be outstanding;

(d) the Final Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust acting reasonably not later than July 31, 2005 or such later date as the parties hereto may agree;

(e) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(f) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(g) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained including, without limitation, of the Autorité des marchés financiers and the consents and approvals from Fairborne's principal lenders;

(h) there shall not, as of the Effective Date, be holders of Fairborne Common Shares or holders of Fairborne Options that hold, in aggregate, in excess of 5% of all Fairborne Common Shares and Fairborne Options, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order; and

(i) the approval of the TSX to the listing of the Trust Units and Fairquest Common Shares to be issued pursuant to the Arrangement and the Fairquest Initial Private Placement shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Upon the conditions being fulfilled or waived, Fairborne intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Fairborne Reorganization Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke the Fairborne Reorganization Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A to the Information Circular for the full text of the Fairborne Reorganization Resolution.

Fairness Opinion

The Board of Directors retained CIBC World Markets Inc. to address the fairness, from a financial point of view, of the consideration to be received by Shareholders under the Arrangement. In connection with this mandate, CIBC World Markets Inc. has prepared the Fairness Opinion. The Fairness Opinion states that, in the opinion of CIBC World Markets Inc., as of March 8, 2005, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

A copy of the Fairness Opinion is attached as Appendix G to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The Board of Directors unanimously concurs with the views of CIBC World Markets Inc. and such views were an important consideration in the Board's decision to proceed with the Arrangement.

Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement is in the best interests of Fairborne and the Securityholders and recommends that Securityholders vote in favour of the Fairborne Reorganization Resolution.

The directors and senior officers of Fairborne and their associates, who beneficially own or exercise control or direction over, an aggregate of approximately 8.55 million Fairborne Securities, representing approximately 16.1% of the outstanding Fairborne Securities (comprised of approximately 6.0 million Fairborne Common Shares and 2.55 million Fairborne Options), have indicated they intend to vote in favour of the Fairborne Reorganization Resolution. In addition, certain senior officers of Fairborne and their associates hold approximately 1.96 million Fairborne Warrants.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Fairborne will apply for the Final Order approving the Arrangement. If the Final Order is obtained on May 27, 2005 in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Fairborne expects the Effective Date will be on or about June 1, 2005. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Fairborne's objective is to have the Effective Date occur on June 1, 2005. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on May 27, 2005.

Exchangeable Share Election

Eligible Holders will be entitled to elect to receive, in addition to the Fairquest Common Shares, either Trust Units or Exchangeable Shares (together with Ancillary Rights), or a combination thereof, in consideration for their Fairborne Common Shares. For certain Shareholders, electing to receive Exchangeable Shares (together with Ancillary Rights) may, based on their particular circumstances, provide for certain tax efficiencies. Any person considering making such an election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax and otherwise) and risks associated with such alternatives.

Shareholders that are not Eligible Holders may receive only Trust Units and Fairquest Common Shares for their Fairborne Common Shares.

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement will be equal to the Exchangeable Share Maximum, which will be a number of Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 Exchangeable Shares, as determined by the Board of Directors prior to the Effective Time. In making the determination of the Exchange Share Maximum, the Board of Directors will consider various matters including the requirement that the Trust continue to satisfy the requirements of the Tax Act to be a "mutual fund trust" thereunder. **In the event that Shareholders elect to receive an aggregate number of Exchangeable Shares in excess of the Exchangeable Share Maximum, such Shareholders will receive, on completion of the Arrangement, a reduced pro rata number of Exchangeable Shares and the balance of their entitlement in Trust Units.**

Holders of Exchangeable Shares from time to time (other than holders described in the next paragraph) will be entitled to exchange their Exchangeable Shares at any time for Trust Units in accordance with the Exchange Ratio described below. The Exchangeable Shares will be automatically exchanged for Trust Units on the tenth year anniversary of the Effective Date. **In certain circumstances, AmalgamationCo has the right to require a redemption of the Exchangeable Shares and ExchangeCo has the right to require the exchange of Exchangeable Shares for Trust Units prior to such tenth year anniversary.** One Exchangeable Share is exchangeable initially for one Trust Unit, subject to adjustment in certain circumstances. **Holders of Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.** Instead of receiving cash, on each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend divided by the then prevailing Current Market Price of a Trust Unit. See Appendix I, "*Information Concerning Fairborne Energy Trust – Description of Share Capital - Exchangeable Shares*".

If a holder of Exchangeable Shares is believed to be located in the United States or a resident of any foreign country or is a partnership (other than a "Canadian partnership" with in the meaning of the Tax Act), the transfer agent will not deliver Trust Units to the holder in exchange for the Exchangeable Shares; rather, the transfer agent shall sell such Trust Units on the Canadian stock exchange on which they are listed and distribute the net proceeds of sale (net of applicable taxes) to such holder.

An investment in Exchangeable Shares should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of Distributions or dividends, as applicable, at the prevailing market price of the Trust Units at the time at which such Distributions are made on the Trust Units or such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period. See Appendix I, "*Information Concerning Fairborne Energy Trust – Description of Share Capital - Risk Factors*".

Procedure for Exchange of Fairborne Common Shares

On or before the Election Deadline, Shareholders must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Fairborne Common Shares, to the Depositary at either of their offices specified in the Letter of Transmittal and Election Form in order to avail themselves of the election available under the Arrangement.

Holders of Fairborne Common Shares who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or before the Election Deadline, or otherwise do not fully comply with the requirements of the Letter of Transmittal and Election Form in respect of an election, will be deemed to have elected to receive, in addition to the Fairquest Common Shares to which they are entitled, Trust Units for all of such holder's Fairborne Common Shares.

Shareholders whose Fairborne Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to arrange for their election and the deposit of their Fairborne Common Shares.

In order to receive Trust Units and Fairquest Common Shares after the Effective Date, Shareholders must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Fairborne Common Shares, to the Depositary at either of their offices specified in the Letter of Transmittal and Election Form.

The use of the mail to transmit certificates representing Fairborne Common Shares and the Letter of Transmittal and Election Form is at each Holder's risk. Fairborne recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

If the Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Fairborne Common Shares being deposited or if the certificates representing the Trust Units, Exchangeable Shares or Fairquest Common Shares issuable in exchange for the Fairborne Common Shares are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Shareholders maintained by Fairborne's registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Fairborne Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal and Election Form, then the certificate(s) representing Fairborne Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

Shareholders will not receive Fairquest Common Shares, Exchangeable Shares, Trust Units, as applicable, or distributions on the Trust Units after the Effective Date until they submit their Fairborne Common Share certificates to the Depositary and each certificate formerly representing Fairborne Common Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Fairborne Common Shares to receive certificates representing the Trust Units (or any distributions thereon) or Fairquest Common Shares.

Certain Canadian Federal Income Tax Considerations

In the opinion of Felesky Flynn LLP, Canadian tax counsel for Fairborne, the Trust and Fairquest ("Tax Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations pursuant to the Tax Act in respect of the Arrangement generally applicable to: (i) Shareholders or Unitholders who hold Fairborne Common Shares and any Fairborne New Common Shares, Class B Preferred Shares, Fairquest Common Shares, AcquisitionCo Exchangeable Shares, Exchangeable Shares and Trust Units acquired under the Arrangement as capital property for the purposes of the Tax Act and at all material times, deal at arm's length with, and are not affiliated with, Fairborne, AcquisitionCo, AmalgamationCo, ExchangeCo, Fairquest and the Trust for purposes of the Tax Act; and (ii) certain Optionholders described below. Generally, Fairborne Common Shares and any Fairborne New Common Shares, Class B Preferred Shares, Fairquest Common Shares, AcquisitionCo Exchangeable Shares, Exchangeable Shares and Trust Units will be considered to be capital property of a Shareholder or Unitholder unless they are held in the course of carrying on a business or in connection with an adventure or concern in the nature of trade.

Certain Shareholders and Unitholders who are resident in Canada for purposes of the Tax Act and whose Fairborne Common Shares, and any Fairborne New Common Shares, Class B Preferred Shares, Fairquest Common Shares, AcquisitionCo Exchangeable Shares, Exchangeable Shares and Trust Units might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other "Canadian security" (as defined in the Tax Act), deemed to be capital property. Shareholders and Unitholders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to (i) a Shareholder or Unitholder that is a "financial institution", as defined in the Tax Act for the purpose of the "mark-to-market" rules, (ii) a Shareholder or Unitholder where an interest in such Shareholder or Unitholder would be a "tax shelter" or a "tax shelter investment" as defined in the Tax Act, or (iii) a Shareholder or Unitholder that is a "specified financial institution" as defined in the Tax Act.

This summary assumes that the Trust will qualify as a "unit trust" and a "mutual fund trust" and that Fairquest will qualify as a public corporation, all at the completion of the Arrangement. Management of Fairborne, the Trust, and Fairquest have represented to Tax Counsel that provided that certain prescribed conditions are met (and which are expected to be met by virtue of the Arrangement) they will take the required steps, including making the requisite elections under the Tax Act in relation to the Trust, to so qualify the Trust and Fairquest.

This summary is based upon the provisions of the Tax Act and the regulations thereunder ("Tax Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), Tax Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "CRA") and certificates as to certain factual matters provided to Tax Counsel by Fairborne.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or the holding of Fairborne Common Shares, Fairborne New Common Shares, Class B Preferred Shares, Fairquest Common Shares, AcquisitionCo Exchangeable Shares, Exchangeable Shares and Trust Units and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder, Optionholder or Unitholder. Consequently, Shareholders, Optionholders and Unitholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Residents of Canada

This section of the summary of Canadian federal income tax considerations is applicable to a Shareholder who is, or is deemed to be, a resident of Canada for the purposes of the Tax Act.

Reorganization of the Capital of Fairborne to Create Fairborne New Common Shares and Class B Preferred Shares

Upon the reorganization of the capital of Fairborne, pursuant to which Shareholders will receive Fairborne New Common Shares and Class B Preferred Shares, subsection 86(1) of the Tax Act will apply with the result that:

(a) the cost to the Shareholder of the Fairborne New Common Shares and Class B Preferred Shares will be equal to their respective pro-rata share (based on relative fair market value) of the adjusted cost base of the Shareholder's Fairborne Common Shares immediately prior to the reorganization; and

(b) the Shareholder will be deemed to have disposed of such Fairborne Common Shares for proceeds of disposition equal to the adjusted cost base of such Fairborne Common Shares immediately before the reorganization.

As a result, no capital gain or loss should arise on the reorganization of the capital of Fairborne.

Class B Preferred Shares Transferred to Fairquest in Exchange for Fairquest Common Shares

A Shareholder will transfer his Class B Preferred Shares to Fairquest in exchange for 0.333 Fairquest Common Shares in a tax-deferred share-for-share exchange under section 85.1 of the Tax Act, unless a Shareholder recognizes all or a portion of the capital gain or capital loss in his income for the taxation year which includes the Arrangement. As a result, provided no part of the gain is so realized, Shareholders will be deemed to have disposed of their Class B Preferred Shares for proceeds of disposition equal to the adjusted cost base to the Shareholder of such shares immediately before the exchange. A Shareholder will be deemed to have acquired the Fairquest Common Shares at a cost equal to the adjusted cost base to the Shareholder of the Class B Preferred Shares immediately before the exchange. If a Shareholder chooses to treat the disposition of such Class B Preferred Share and acquisition of Fairquest Common Shares as a taxable transaction, the Shareholder will realize a capital gain (or a capital loss) to the extent that the fair market value of the Fairquest Common Shares exceeds (or is exceeded by) the aggregate of the adjusted cost base to the Shareholder of such Class B Preferred Shares immediately before the exchange and any reasonable costs of disposition. In this event, the cost to the holder of the Fairquest Common Shares received will be equal to the fair market value of such Fairquest Common Shares determined at the time of the exchange. See "Taxation of Capital Gains and Capital Losses" below.

Exchange of Fairborne New Common Shares for AcquisitionCo Exchangeable Shares and Ancillary Rights

Eligible Holders of Fairborne New Common Shares can elect to receive AcquisitionCo Exchangeable Shares and Ancillary Rights in consideration for all or part of their Fairborne New Common Shares, an election which will have income tax consequences as set out below.

Absent the elections described herein, a disposition of Fairborne New Common Shares for AcquisitionCo Exchangeable Shares and Ancillary Rights will be characterized as a disposition of Fairborne New Common Shares for proceeds of disposition equal to the fair market value of the AcquisitionCo Exchangeable Shares and the Ancillary Rights, resulting in the realization of a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Fairborne New Common Shares so exchanged and any reasonable cost of disposition. See *"Taxation of Capital Gains and Capital Losses"* below.

An Eligible Holder who exchanges Fairborne New Common Shares for AcquisitionCo Exchangeable Shares and Ancillary Rights may make a joint election with AmalgamationCo (on behalf of AcquisitionCo) pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for the purposes of the Tax Act in respect of those Fairborne New Common Shares exchanged for AcquisitionCo Exchangeable Shares and Ancillary Rights. The extent of such rollover will depend on the amount specified in that election (the "Elected Amount") and the adjusted cost base to the Eligible Holder of such Fairborne New Common Shares immediately before the Effective Time. Provided that the aggregate of the adjusted cost base to the Eligible Holder of the Fairborne New Common Shares and any reasonable costs of disposition equals or exceeds the fair market value of the Ancillary Rights acquired by the Eligible Holder on the exchange for such Fairborne New Common Shares, the Eligible Holder may elect so as not to realize any capital gain on the exchange. **In order to make an election an Eligible Holder must provide to AmalgamationCo two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Eligible Holder) no later than 120 days after the Effective Date, duly completed with the details of the number of Fairborne New Common**

Shares transferred and the applicable Elected Amounts for the purposes of the election. The election form will be signed by AmalgamationCo (on behalf of AcquisitionCo) and returned to the Eligible Holder for filing by the Eligible Holder with the CRA (and, where applicable, with applicable provincial tax authorities). It is the sole responsibility of the Eligible Holder who wishes to take advantage of the election mechanism provided in section 85 of the Tax Act to attend to the proper completion and filing of the relevant forms required by the Tax Act in that regard.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation", (or, if the Eligible Holder is a partnership, Form T2058, entitled "Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation"). **An Eligible Holder intending to make such an election should so indicate on the Letter of Transmittal and Election Form accompanying this Information Circular in the space provided therein and a tax election package, consisting of the relevant federal tax election forms and a letter of instructions, will be sent to such Eligible Holder.** Eligible Holders should consult their own tax advisors to determine whether any separate provincial election forms are required.

Where Fairborne New Common Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of all members of the partnership. Such Form T2058 must be accompanied by a list containing the name, address and social insurance number or tax account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where an election is made:

(a) the Elected Amount may not be less than the aggregate of the fair market value of the Ancillary Rights and Trust Units (in the event of a proration) received by the Eligible Holder on the exchange;

(b) the Elected Amount in respect of the Fairborne New Common Shares may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Fairborne New Common Shares determined immediately before the Effective Time, and the fair market value of the Fairborne New Common Shares at that time; and

(c) the Elected Amount may not exceed the fair market value of the Fairborne New Common Shares immediately before the Effective Time.

Where an Eligible Holder and AmalgamationCo (on behalf of AcquisitionCo) make a joint election, the tax treatment to the Eligible Holder generally will result in the deemed disposition of the Fairborne New Common Shares for proceeds of disposition equal to the Elected Amount. As such, to the extent that the Elected Amount exceeds the aggregate of the adjusted cost base of the transferred Fairborne New Common Shares and any reasonable costs of disposition, a capital gain will result, with consequences as set out under *"Taxation of Capital Gains and Capital Losses"* below.

AmalgamationCo (on behalf of AcquisitionCo) will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only at the Elected Amount selected by the Eligible Holder. Neither AmalgamationCo nor the Depositary will be responsible for the proper completion or filing of any election. The Eligible Holder will be solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty. Under the Arrangement, AmalgamationCo will be required only to execute any election that has been completed and executed by an Eligible Holder and to forward such election by mail (within 60 days after the receipt thereof by AmalgamationCo) to the Eligible Holder. With the exception of execution of the election by AmalgamationCo, compliance with the requirements for a valid election, including selection of the appropriate Elected Amount within the limitations of section 85 of the Tax Act and the provision of any documentation required under applicable provincial legislation, will be the sole responsibility of the Eligible Holder making the election. Accordingly, none of AmalgamationCo, AcquisitionCo or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to

properly complete any form of election or to properly file it within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

Any Eligible Holder who does not ensure that AmalgamationCo has received a duly completed election no later than the 120 days following the Effective Date will not be able to benefit from the rollover provisions of section 85 of the Tax Act unless otherwise agreed to by AmalgamationCo (on behalf of AcquisitionCo). Accordingly, all Eligible Holders who wish to make a joint election with AmalgamationCo should give their immediate attention to this matter.

Eligible Holders are referred to Information Circular 76-19R3 and *Interpretation Bulletin* IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and involves numerous technical requirements and issues.

Disposition of Fairborne New Common Shares for Trust Units

Upon an exchange of Fairborne New Common Shares for Trust Units, holders of Fairborne New Common Shares will realize a capital gain (or a capital loss) to the extent that the fair market value of the Trust Units received exceeds (or is exceeded by) the aggregate adjusted cost base of such Fairborne New Common Shares, and reasonable costs of disposition. The cost to a disposing holder of Fairborne New Common Shares of the Trust Units ultimately received upon the exchange will be their fair market value. See *"Taxation of Capital Gains and Capital Loss"* below.

Disposition of AcquisitionCo Exchangeable Shares for Exchangeable Shares

No capital gain or capital loss should be realized by an Eligible Holder who exchanges AcquisitionCo Exchangeable Shares for Exchangeable Shares on the amalgamation of AcquisitionCo and Fairborne pursuant to the Arrangement. The Eligible Holder's Shareholder's aggregate adjusted cost base of the Exchangeable Shares of AmalgamationCo will be equal to the aggregate adjusted cost base, immediately before the amalgamation, of the AcquisitionCo Exchangeable Shares.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year may be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for minimum tax.

Taxation of Dividends on Exchangeable Shares and Fairquest Common Shares

In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares or Fairquest Common Shares will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Exchangeable Shares or Fairquest Common Shares by a Shareholder that is a corporation will be included in computing the corporation's income and normally will be deductible in computing its taxable income to the extent and in the circumstances provided in the Tax Act.

A Shareholder that is a "private corporation" as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33⅓% on dividends received or deemed to be received on the Exchangeable Shares or Fairquest Common Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Dividends received or deemed to be received by holders of the Exchangeable Shares should not be subject to the 10% tax under Part IV.1 of the Tax Act.

Exchange or Redemption of Exchangeable Shares

On the exchange of an Exchangeable Share, and the resulting disposition of related Ancillary Rights, by an Eligible Holder thereof for Trust Units, the Eligible Holder generally will realize a capital gain (or a capital loss) to the extent that the fair market value at that time of the Trust Units received by the Eligible Holder on the exchange of the Exchangeable Shares exceeds (or is exceeded by) the aggregate of the adjusted cost base to the Eligible Holder of the Exchangeable Share and Ancillary Rights and any reasonable costs of disposition. See *"Taxation of Capital Gain and Losses"* above. In the case of an Eligible Holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Eligible Holder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act.

On the redemption (including a retraction), or the purchase for cancellation of an Exchangeable Share by AmalgamationCo, as the case may be, an Eligible Holder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value at that time of the Trust Units received by the Eligible Holder from AmalgamationCo on the redemption or purchase for cancellation (the "Redemption Proceeds") exceeds the paid-up capital of the Exchangeable Share at that time for the purposes of the Tax Act. The tax consequences arising from the deemed receipt of such dividend are generally discussed in the subheading *"Taxation of Dividends on Exchangeable Shares and Fairquest Common Shares"* above. In the case of an Eligible Holder that is a corporation, it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Share.

On the redemption (including a retraction), or the purchase for cancellation, an Eligible Holder also will be considered to have disposed of the Exchangeable Share and related Ancillary Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of the deemed dividend arising on the redemption. The Eligible Holder generally will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition exceed (or are exceeded by) the aggregate adjusted cost base to the Eligible Holder of the Exchangeable Share and Ancillary Rights and any reasonable costs of disposition. In the case of an Eligible Holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Eligible Holder on the Exchangeable Shares, including any dividend that is deemed to be received by the Eligible Holder on the redemption (including a retraction), or the purchase for cancellation, to the extent and under the circumstances described in the Tax Act. See *"Taxation of Capital Gains and Capital Losses"* above.

The cost to a Unitholder of Trust Units received on the redemption (including a retraction), the purchase for cancellation, or exchange of an Exchangeable Share will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Ancillary Rights and Call Rights

An Eligible Holder who has received Exchangeable Shares will be required to determine the fair market value of the Ancillary Rights received, and Call Rights granted, on a reasonable basis for purposes of the Tax Act in computing certain amounts described herein.

Fairborne is of the view and has advised Tax Counsel that the Ancillary Rights and the Call Rights have nominal value. If that view is correct, an Eligible Holder's receipt of Ancillary Rights or grant of Call Rights will not result in any material Canadian federal income tax consequences. However, such determinations of value are not binding on the CRA, and Tax Counsel can express no opinion on factual matters such as this.

If the CRA were to successfully assert that the Ancillary Rights have more than nominal value, such greater value would be required to be taken into account in determining the proceeds of disposition of the Eligible Holder's Fairborne New Common Shares, the proceeds of disposition deemed to be received by the Eligible Holder in respect of the grant of the Call Rights by the Eligible Holder, the Elected Amount in any election under section 85 of the Tax Act and the adjusted cost base to the Eligible Holder of the Exchangeable Shares. If the CRA successfully asserts that the Call Rights have more than nominal value, the Eligible Holder may realize a capital gain in respect of the granting of the Call Rights equal to the amount of such greater value. In such case, in general terms, the fair market value of the Call Rights (other than the portion thereof, if any, attributable to the grant of the Ancillary Rights) will be included in computing the adjusted cost base of the Exchangeable Shares to the Eligible Holder.

Status of the Trust

It is anticipated that the Trust will qualify as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust will also qualify on the Effective Date, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust, the Trust must continuously satisfy certain requirements as to the nature of its undertaking (primarily that it must restrict its activities to the investment of funds), its ability to distribute Units to the public, the dispersal of ownership of its units and the requirement that it must not be established nor maintained primarily for the benefit of Non-Residents.

Pursuant to draft legislation released by the Department of Finance on September 16, 2004 to implement the 2004 federal budget proposals, commencing January 1, 2005, the last requirement (that the trust not be established nor maintained primarily for the benefit of Non-Residents) would be changed to the requirement that not more than 50% (by value) of the outstanding Trust Units may at any time be owned by Non-Residents. The 2004 federal budget proposals currently do not provide any means of rectifying a loss of mutual fund trust status. The December 6, 2004 Notice of Ways and Means Motion to implement the tax proposals contained in the 2004 federal budget does not contain this proposal and the Department of Finance (Canada) indicated that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of Non-Residents investing in resource property through mutual funds.

The Trust has certain restrictions on its activities and its powers and certain restrictions limiting the number of Non-Resident Unitholders, such that it is reasonable to expect that the requirements set out in the Tax Act, discussed above, will be satisfied. Fairborne has advised Tax Counsel that the Trust intends to elect to be deemed to be a mutual fund trust from the time it was established. If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein.

Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Exempt Plans"). Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gains realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans which would have adverse tax consequences to Exempt Plans and their annuitants or beneficiaries.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust would have adverse tax consequences for certain Unitholders.

Fairborne and the Trust have advised Tax Counsel that the cost amount of foreign property held by the Trust, if any, will be less than 30% of the cost amount of all property held by the Trust. Accordingly, based on this advice, the Trust Units will not constitute foreign property as of the time of their issue for Exempt Plans (other than registered education savings plans) or other persons subject to the tax on foreign property under Part XI of the Tax Act, provided that the Trust is a mutual fund trust at such time. Registered education savings plans are not subject to the tax on foreign property under Part XI of the Tax Act.

If the Trust ceases to qualify as a mutual fund trust or if the Trust does not restrict its holding of foreign property within the limits provided under the Tax Act, the Trust Units may become foreign property.

On February 23, 2005, the Minister of Finance (Canada) announced a proposal to repeal the foreign property rules effective as of January 1, 2005. No assurance can be given that this proposal will be enacted as currently proposed or at all.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were an individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year: (i) all interest on the Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; and (ii) all dividends received on the shares of AmalgamationCo unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units. Accordingly, it is anticipated that the Trust generally will not have any taxable income for the purposes of the Tax Act.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of Unitholders

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

A Unitholder generally will be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash, in Trust Units, or otherwise.

Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends from AmalgamationCo as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder's liability for minimum tax.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder generally is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. In computing the adjusted cost base of the Trust Units held by a particular person at a particular time, the acquisition cost of all Trust Units acquired must be averaged. Trust Units issued to Unitholders in lieu of cash distributions or upon a distribution reinvestment plan will have an acquisition cost equal to the amount of the distribution.

A redemption of Trust Units in consideration for cash or Redemption Notes, Other Notes or Notes distributed to the Unitholder in satisfaction of the Market Redemption Price, as the case may be, will be a disposition of such Trust Units for proceeds of disposition deemed to be equal to the cash or the fair market value of the Redemption Notes, Other Notes or Notes, as the case may be, less any income or capital gain realized by the Trust in connection with the redemption of those Units which has been designated by the Trust to the Unitholder.

Where any income or capital gain realized by the Trust in connection with the distribution of cash, Redemption Notes, Other Notes or Notes, as the case may be, on the redemption of Units has been designated by the Trust to a redeeming Unitholder, the Unitholder will be required to include in income the income or taxable portion of the capital gains so designated. Redeeming Unitholders will consequently realize a capital gain (or a capital loss) depending upon whether the proceeds of disposition received exceed (or are exceeded by) the adjusted cost base of the Trust Units so redeemed. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition generally will be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A capital gain or capital loss realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will generally be treated as described above under the subheading *"Taxation of Capital Gains and Capital Losses"*.

Property received as a result of a redemption of Trust Units may not be a qualified investment for an Exempt Plan, which could give rise to adverse consequences to the Exempt Plan or the annuitant or beneficiary thereunder. Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their right to redeem Trust Units.

The cost of any Note, Other Note or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note (including interest that had accrued to the date of the acquisition of the Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued prior to the date of the acquisition of the Note, an offsetting deduction will be available.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Fairborne Common Shares, Fairborne New Common Shares, Class B Preferred Shares, Fairquest Common Shares or Trust Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Disposition of Common Shares, Fairborne New Common Shares, and Class B Preferred Shares

A Non-Resident Holder will not be subject to taxation in Canada in respect of (i) the disposition of Fairborne Common Shares for Fairborne New Common Shares and Class B Preferred Shares, (ii) the disposition of Fairborne New Common Shares for Trust Units, or (iii) the disposition of Class B Preferred Shares for 0.333 Fairquest Common Shares, unless such securities constitute "taxable Canadian property" at the time of disposition and the Non-Resident Holder is not afforded relief under an applicable tax convention between Canada and the Non-Resident Holder's jurisdiction of residence.

Fairborne Common Shares, Fairborne New Common Shares, and Class B Preferred Shares normally will not be taxable Canadian property at a particular time provided that: (i) such shares were listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of the corporation at any time during the 60-month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property.

Trust Distributions

Where the Trust makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income (excluding capital gains) paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention between Canada and the Non-Resident Holder's jurisdiction of residence.

If the Proposed Amendments tabled by the Minister of Finance (Canada) on December 6, 2004 in a Notice of Ways and Means Motion are enacted, the Trust will be required to maintain a special "TCP gains balance" account to which it will add its gains from dispositions after March 22, 2004, of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all "TCP gains distributions" made by it. If the Trust pays an amount to a Unitholder who is a Non-Resident, makes a designation to treat that amount as a taxable capital gain and the total of all amounts designated by the Trust in a taxation year to Non-Residents exceeds five percent of all such designated amounts, such portion of that amount as does not exceed the Non-Resident's pro rata portion of the Trust's "TCP gains distribution" account (as defined in the Proposed Amendments) effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains). If the Proposed Amendments are enacted, all other amounts distributed by the Trust that are not described above, where more than 50% of the fair market value of a Trust Unit is attributable to, inter alia, real property situated in Canada or a "Canadian resource property" (as defined in the Tax Act) to a Unitholder who is a Non-Resident will be subject to a special Canadian tax of 15% of the amount of such distributions as an income tax on a deemed capital gain. This tax will be withheld from such distributions by the Trust. The Non-Resident will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the ACB of the Non-Resident's Trust Units. If a Unitholder who is a Non-Resident realizes a capital loss from the disposition of a Trust Unit in a particular taxation year and files a special tax return on or before such Non-Resident's filing due date for such taxation year, the Non-Resident will have a "Canadian property mutual fund loss" (as defined in the Proposed Amendments) equal to the lesser of such loss and the sum of all distributions previously received on such Trust Unit that were subject to such 15% tax. The Non-Resident's tax liability for such taxation year should be computed by reducing any deemed capital gain for the taxation year by the aggregate of such loss and any unused "Canadian property mutual fund losses" (as defined in the Proposed Amendments) from previous taxation years arising from the disposition of a Trust Unit or a share of the capital stock of a mutual fund corporation or a unit of another mutual fund trust. In certain circumstances, the Non-Resident may be entitled to receive a refund of all or a portion of such tax. A Canadian property mutual fund loss and unused Canadian property mutual fund losses generally may be carried back up to three years and forward indefinitely and deducted against similar distributions received in such years.

Dividends on Fairquest Common Shares

Dividends paid or credited by Fairquest to a Non-Resident Holder will be subject to Canadian non-resident withholding tax at the rate of 25%, subject to reduction of such rate under an applicable income tax convention.

Disposition of Trust Units or Fairquest Common Shares

Non-Residents will not be subject to tax under the Tax Act on the disposition of the Fairquest Common Shares and Trust Units provided the Fairquest Common Shares and Trust Units are not taxable Canadian property to the Non-Resident Holder.

Fairquest Common Shares normally will not be taxable Canadian property at a particular time provided that: (i) such shares were listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of the corporation at any time during the 60-month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property.

The Trust Units normally will not be taxable Canadian property at a particular time provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

In the event that a Non-Resident Holder's Trust Units or Fairquest Common Shares constitute taxable Canadian property, the disposition thereof will generally give rise to a capital gain or capital loss in the same manner as described above under the heading "Residents of Canada". A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property or realizes a capital gain on the disposition of any other taxable Canadian property.

Shareholders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Optionholders

This portion of the summary is applicable to Optionholders who, at all relevant times, for purposes of the Tax Act: (i) are resident or deemed to be resident in Canada; (ii) are current or former employees, officers or directors of Fairborne or a corporation not dealing at arm's length with Fairborne; and (iii) received the Fairborne Options from Fairborne in respect of, in the course of, or by virtue of their positions as employees, officers or directors of Fairborne or a corporation not dealing at arm's length with Fairborne.

Provided the fair market value of the options to acquire Trust Units issued to an Optionholder under the Arrangement in respect of Fairborne Options will not be greater than the fair market value of such Fairborne Options at the Effective Date, the Optionholder will be deemed not to dispose of the Fairborne Options, and the options to acquire Trust Units will be deemed to be the same options as, and a continuation of, the Fairborne Options for purposes of computing any income from employment arising in respect of an exercise thereof. **The employee stock option provisions of the Tax Act are very complex. Optionholders are urged to consult their own income tax advisors as to the income tax consequences to them of exercising, holding or otherwise disposing of an option to acquire Trust Units.**

Dissenting Shareholders

Both resident Shareholders and Non-Resident Shareholders are permitted to dissent from the Arrangement. Under the Arrangement, a Dissenting Shareholder will be entitled to be paid by AmalgamationCo (on behalf of AcquisitionCo) the fair market value of the Fairborne Common Shares held by such Dissenting Shareholder determined as of the appropriate date. See "Right to Dissent". A Dissenting Shareholder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Fairborne Common Shares to the Dissenting Shareholder immediately before payment of such proceeds and any reasonable costs of disposition. See *"Taxation of Capital Gains and Capital Losses"* above under the heading *"Residents of Canada"* and *"Disposition of Common Shares, Fairborne New Common Shares, Class B Preferred Shares, and Fairquest Common Shares"* under the heading "Non-Residents of Canada". Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting Shareholders should consult with their own tax advisors.

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Fairborne Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of section 191 of the ABCA, which is attached to this Information Circular as Appendix L. Pursuant to the Interim Order, Dissenting Optionholders are given rights analogous to rights of Dissenting Shareholders under the ABCA. A Dissenting Securityholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by Fairborne the fair value of the Fairborne Securities held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. **Only registered Securityholders may dissent. Persons who are beneficial owners of Fairborne Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Fairborne Common Shares. Accordingly, a beneficial owner of Fairborne Common Shares desiring to exercise Dissent Rights must make arrangements for the Fairborne Common Shares beneficially owned by that Shareholder to be registered in the name of the Shareholder prior to the time the written objection to the Fairborne Reorganization Resolution is required to be received by Fairborne or, alternatively, make arrangements for the registered holder of such Fairborne Common Shares to dissent on behalf of the Shareholder.**

A Dissenting Securityholder must send to Fairborne a written objection to the Fairborne Reorganization Resolution, which written objection must be received by Fairborne, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9 Attention: D.J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the Business Day prior to the Meeting. No Securityholder who has voted in favour of the Fairborne Reorganization Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Fairborne Securities may not exercise the right to dissent in respect of only a portion of such holder's Fairborne Securities, but may dissent only with respect to all of the Fairborne Securities held by the holder.

An application may be made to the Court by AmalgamationCo or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Fairborne Securities. If such an application to the Court is made by either AmalgamationCo or a Dissenting Securityholder, AmalgamationCo must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay such person an amount considered by the board of directors of AmalgamationCo to be the fair value of the Fairborne Securities held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if AmalgamationCo is the applicant, or within 10 days after AmalgamationCo is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and Dissenting Optionholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with AmalgamationCo for the purchase of his Fairborne Securities in the amount of AmalgamationCo's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Fairborne Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Fairborne Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against AmalgamationCo and in favour of each of those Dissenting Securityholders, and fixing the time within which AmalgamationCo must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between AmalgamationCo and the Dissenting Securityholder as to the payment to be made by AmalgamationCo to the Dissenting Securityholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Fairborne Securities in the amount agreed to between AmalgamationCo and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw his dissent, or if the Arrangement has not yet become effective Fairborne may rescind the Fairborne Reorganization Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

AmalgamationCo shall not make a payment to a Dissenting Securityholder under section 191 if there are reasonable grounds for believing that AmalgamationCo is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of AmalgamationCo would thereby be less than the aggregate of its liabilities. In such event, AmalgamationCo shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Fairborne Securities in which case the Dissenting Securityholder may, by written notice to AmalgamationCo within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against AmalgamationCo to be paid as soon as AmalgamationCo is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

All Fairborne Securities held by Securityholders who exercise their Dissent Rights will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to AmalgamationCo in exchange for such fair value as of the Effective Date. If such Shareholders ultimately are not entitled to be paid the fair value for the Fairborne Common Shares, such Fairborne Common Shares will be deemed to have been exchanged for Fairquest Common Shares and Trust Units and such Shareholders will be issued Fairquest Common Shares and Trust Units on the same basis as all other Shareholders who have elected or are deemed to have elected to receive Trust Units and Fairquest Common Shares pursuant to the Arrangement. In the case of Optionholders that are ultimately not entitled to be paid the fair value therefor, such Fairborne Options will entitle the holder to acquire Trust Units rather than Fairborne Common Shares pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Fairborne Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Securityholder who is considering the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix L to this Information Circular and consult their own legal advisor.**

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Fairborne, Fairquest, AcquisitionCo and the Trust to complete the Arrangement, that there shall not, as of the Effective Date, be Holders of Fairborne Securities that hold in excess of 5% of all Fairborne Securities, that have validly exercised their Dissent Rights.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and senior officers of Fairborne and their associates, who beneficially own or exercise control or direction over, an aggregate of approximately 8.55 million Fairborne Securities (comprised of approximately 6.0 million Fairborne Common Shares and 2.55 million Fairborne Options), representing approximately 16.1% of the outstanding Fairborne Securities, have indicated they intend to vote in favour of the Fairborne Reorganization Resolution. Prior to the Meeting, it is anticipated that all of the Fairborne Options held by the directors and senior officers will be exercised on a Cashless Exercise Basis or paid out in cash based on their intrinsic value such that an aggregate of approximately 1,345,000 Fairborne Common Shares will be issued in connection therewith. In addition, certain senior officers of Fairborne hold 1.96 million Fairborne Warrants which may be exercised on a Cashless Exercise Basis prior to completion of the Arrangement. After giving effect to the Fairquest Initial Private Placement and the Arrangement, and based on the foregoing assumptions as to the exercise of Fairborne Options and Fairborne Warrants, it is anticipated that the current directors and senior officers of Fairborne and their associates would beneficially own, or exercise control or direction over, an aggregate of approximately 8.8 million Trust Units and Exchangeable Shares (approximately 17% of the outstanding Trust Units and Exchangeable Shares), 6.2 million Fairquest Common Shares (approximately 28% of the outstanding Fairquest Common Shares), 3.3 million Fairquest Warrants and 220,000 Fairquest Performance Shares.

Fairborne has entered into employment agreements with each of Richard A. Walls, David L. Summers, Robert A. Maitland and Steven R. VanSickle, which employment agreements have been disclosed in Fairborne's continuous disclosure documents. The employment agreements provide that upon a "change of control" (as defined in the employment agreements), these executives may receive certain payments if they are not offered a comparable position following the change of control. In addition, Fairborne has entered into change of control agreements with its other officers. The completion of the Arrangement would constitute a "change of control" under such agreements and would entitle the officers thereunder to receive a termination allowance if their employment is terminated or they are constructively dismissed following the change of control. All of the officers of Fairborne have waived the right to any payments as a result of the Arrangement. See "*Information Concerning Fairborne – Executive Compensation – Employment Agreements*". AmalgmationCo intends to enter into new employment agreements and change of control agreements with its executive officers and other officers upon completion of the Arrangement.

Fairborne will cause all unvested Fairborne Options to vest in order to give maximum flexibility to holders of Fairborne Options with respect to the Arrangement. The Fairborne Options and Fairborne Warrants have been amended to provide that they are exercisable on a Cashless Exercise Basis and to provide that, in the case of the Fairborne Options, the intrinsic value thereof may be paid in cash.

Fairborne has retained CIBC World Markets Inc. as lead financial advisor to Fairborne and the Board of Directors with respect to the Arrangement. In addition, Canaccord Capital Corporation, GMP Securities Ltd., Peters & Co. Limited and Sprott Securities Inc. have been retained to provide strategic advice to Fairborne and the Board of Directors with respect to the Arrangement. These advisors have received or will receive fees from Fairborne for services rendered.

Directors, officers, employees and other service providers of Fairborne and Fairquest may participate in the Fairquest Initial Private Placement. See "*Other Matters Considered in the Fairborne Reorganization Resolution - Approval of Fairquest Initial Private Placement*".

Expenses of the Arrangement

The estimated costs to be incurred by Fairborne with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation and printing of this Information Circular, are expected to aggregate approximately $3.0 million.

Stock Exchange Listings

The TSX has conditionally approved the listing of the Trust Units, the Exchangeable Shares and the Fairquest Common Shares, subject to the Trust and Fairquest fulfilling the requirements of such exchange.

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the Trust Units, Exchangeable Shares and Fairquest Common Shares, will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Trust Units, Exchangeable Shares and Fairquest Common Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada. There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Fairborne.

Applications will also be made to applicable securities regulatory authorities so as to relieve AmalgamationCo from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation.

Notice of the Arrangement and of issuance of the securities pursuant thereto is being submitted to the *Autorité des marchés financiers* on behalf of Fairborne, as well as application for an exemption from the prospectus requirements of applicable securities laws in the Province of Quebec in respect of the resale of the securities issuable pursuant to the Arrangement to Shareholders who are resident in Quebec. Completion of the Arrangement is subject to approval of, or non-objection by, the *Autorité des marchés financiers* in respect to the issuance of the securities pursuant to the Arrangement to the extent applicable. **In the event of such approval or non-objection but if an exemption is not obtained in respect of the first trade of the securities issuable pursuant to the Arrangement to former**

Shareholders who are resident in the Province of Quebec, such securities will be subject to restrictions on the resale until such time as the Trust and Fairquest, as applicable, becomes a reporting issuer in Quebec for the prescribed period of time.

The Arrangement constitutes a "business combination" for the purposes of Ontario Securities Commission Rule 61-501 (Rule 61-501") requiring "minority approval". Pursuant to Rule 61-501, in determining whether minority approval for the Arrangement has been obtained, Fairborne is required to exclude the votes attaching to the Fairborne Common Shares beneficially owned or controlled by the directors and officers of Fairborne and their affiliated entities and joint actors. To the knowledge of Fairborne and its directors or senior officers, after reasonably inquiry, such persons currently hold, directly or indirectly, or exercise control or direction over, approximately 6.0 million Fairborne Common Shares and 2.55 million Fairborne Options, representing approximately 12.2% of the outstanding Fairborne Common Shares and approximately 67.7% of the outstanding Fairborne Options, respectively (and which together represent approximately 16.1% of the outstanding Fairborne Securities). In addition, such persons hold approximately 1.96 million Fairborne Warrants.

The Fairquest Initial Private Placement may be considered a "related party transaction", "connected transaction" or a "collateral benefit" for the purposes of Rule 61-501 and comparable provisions and policies and rules of certain other applicable jurisdictions. Since directors and senior officers of Fairborne are entitled to receive various benefits or payments in connection with the Arrangement and are expected to participate in the Fairquest Initial Private Placement, Rule 61-501 requires Fairborne to obtain a formal valuation for the Arrangement unless an exemption from the valuation requirement is available. Such an exemption is available because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as involves all interested parties (which includes the fair market value of benefits and payments to interested parties in the transactions in connection with the Arrangement and the Fairquest Initial Private Placement, and the securities expected to be issued to such persons pursuant to the Arrangement and the Fairquest Initial Private Placement), exceeds 25% of Fairborne's market capitalization as determined under Rule 61-501. See "*Other Matters Considered in the Fairborne Reorganization Resolution – Approval of Fairquest Initial Private Placement*".

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Fairborne for approval of the Arrangement. See "*Approval - Court Approvals - Final Order*" above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Fairborne, any recent significant decisions which would apply in this instance. **Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

United States

The securities to be issued under the Arrangement including, without limitation, the Trust Units, the Exchangeable Shares and the Fairquest Common Shares (collectively the "Arrangement Securities") to be issued to the Shareholders will not be registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court of Queen's Bench of Alberta is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on April 26, 2005 and, subject to the approval of the arrangement by Securityholders, a hearing on the Arrangement will be held on May 27, 2005 by the Court. See "*Effect of the Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above.

The Arrangement Securities to be issued to former Shareholders in the United States will be freely tradeable under U.S. federal securities laws, except by persons who are affiliates of Fairborne prior to the Arrangement or affiliates of the Trust, AmalgamationCo or Fairquest after the Arrangement. Arrangement Securities held by such affiliates may be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell the Arrangement Securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of the Trust, AmalgamationCo or Fairquest or, if such securities are listed on a United States securities exchange or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by the Rule 144 is publicly available with respect to the Trust, AmalgamationCo or Fairquest, as applicable. Rules 145(d)(2) and (3) generally provide that these limitations lapse for nonaffiliates of the Trust, AmalgamationCo and Fairquest after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

Persons who may be deemed to be affiliates of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Subject to certain limitations, all holders of the Arrangement Securities received in the Arrangement may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act, provided that the requirements of Regulation S are met in connection with such sale.

Non-Residents are not eligible to receive Exchangeable Shares under the Arrangement. If a holder of Exchangeable Shares is believed to be located in the United States, the transfer agent will not deliver Trust Units to the holder in exchange for the Exchangeable Shares; rather, the transfer agent shall sell such Trust Units on the Canadian stock exchange on which they are listed and distribute the net proceeds of sale (net of applicable taxes) to such holder.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities received upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

Experts

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP and Felesky Flynn LLP, on behalf of Fairborne, the Trust and Fairquest. As at April 26, 2005, the partners and associates of each of Burnet, Duckworth & Palmer LLP and Felesky Flynn LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Fairborne Common Shares. C. Steven Cohen, a partner of Burnet Duckworth & Palmer LLP, is the Corporate Secretary of Fairborne and will be the corporate secretary of AmalgamationCo and Fairquest upon completion of the Arrangement. Brian A. Felesky, a partner of Felesky Flynn LLP, will be a director of Fairquest upon completion of the Arrangement. GLJ and Sproule as at the date hereof, hold none of the outstanding Fairborne Common Shares.

INFORMATION CONCERNING FAIRBORNE

Fairborne is a corporation incorporated pursuant to the provisions of the ABCA. Fairborne is actively engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the western Canada. Fairborne is a reporting issuer or the equivalent thereof in Alberta, British Columbia, Ontario and New Brunswick and the Fairborne Common Shares are listed and posted for trading on the TSX.

Fairborne's head and principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of Fairborne, 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5, phone (403) 290-7750 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com.

The following documents of Fairborne, filed with the various securities commissions or similar authorities in the jurisdictions where Fairborne is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. Fairborne's Renewal Annual Information Form dated March 21, 2005;

2. the audited comparative consolidated financial statements of Fairborne for the years ended December 31, 2004 and 2003, together with the notes thereto and the report of the auditors thereon;

3. management's discussion and analysis of financial condition and results of operation of Fairborne for the year ended December 31, 2004;

4. the audited comparative consolidated financial statements of Fairborne for the year ended December 31, 2003 and for the seven months ended December 31, 2002, together with the notes thereto and the report of the auditors thereon;

5. the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2001, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the five months ended May 31, 2002 and 2001 in respect of selected properties acquired by Fairborne in the Clive/Wood River area, set forth in Appendix H to the Joint Information Circular of Fairborne and Pivotal Energy Ltd. ("Pivotal") dated June 2, 2003 (the "Joint Information Circular") provided in connection with meetings called to consider, among other things, the plan of arrangement involving the acquisition of Pivotal by Fairborne;

6. the audited Schedule of Revenue and Expenses for each of the years in the three year period ended December 31, 2003, together with the report of the auditors thereon and the unaudited Schedule of Revenue and Expenses for the three months ended March 31, 2004 and 2003 in respect of selected properties acquired by Fairborne pursuant to the West Pembina Acquisition, set forth in Appendix H to the information circular and proxy statement of Case Resources Inc. ("Case") dated June 25, 2004 provided in connection with a special meeting of shareholders of Case held on July 26, 2004 to consider a plan of arrangement involving the acquisition of Case by Fairborne;

7. the audited consolidated financial statements of Case as at and for the years ended December 31, 2003 and December 31, 2002, together with the notes thereto and the report of Case's auditors thereon, set forth as Schedule "A" to the Business Acquisition Report of Fairborne dated October 7, 2004 in respect of the acquisition of Case (the "Case BAR");

8. the unaudited interim comparative consolidated financial statements of Case for the six months ended June 30, 2004, set forth in Schedule "B" to the Case BAR; and

9. the material change report of Fairborne dated March 9, 2005 relating to the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Fairborne with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Certain information contained herein, or incorporated by reference herein, in respect of assets or corporations acquired by Fairborne has been obtained from publicly available information or provided by the vendor of the applicable assets or other third party sources.

Pro Forma Financial Statements

Certain pro forma financial information for Fairborne for the year ended December 31, 2004 is contained within the Pro Forma Financial Statements attached at Appendix M to this Information Circular.

Voting Shares and Principal Holders Thereof

As at April 26, 2005, 49,212,508 Fairborne Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. In addition, as at April 26, 2005 there were 3,771,250 Fairborne Options outstanding. Each Fairborne Option outstanding at the Meeting will entitle the holder to one vote on the Fairborne Reorganization Resolution. A quorum for the transaction of business at the Meeting will be present if there are not less than two persons present at the Meeting holding or representing by proxy not less than 5% of the Fairborne Common Shares entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of Fairborne, as at April 26, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of Fairborne carrying more than 10% of the voting rights attached to any class of voting securities of Fairborne.

Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation earned by the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the next four highest paid executive officers of Fairborne whose total annual salary and bonus for the last completed financial year exceeded $150,000 (the "Named Executed Officers").

Name and Principal Position	Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation [2] ($)	Long-Term Compensation Awards: Securities Under Options/ SARs Granted (#)	Long-Term Compensation Awards: Restricted Shares or Restricted Share Units ($)	Long-Term Compensation Payouts: LTIP Payouts ($)	All Other Compensation ($)
Richard A. Walls[1]	2004	218,750	168,116	-	120,000	-	-	-
President and Chief	2003	201,667	113,423	-	-[3]	-	-	-
Executive Officer	2002	130,000	25,878	-	290,000	-	-	-
David L. Summers[1]	2004	188,375	144,783	-	96,000	-	-	-
Vice-President	2003	178,333	100,510	-	-	-	-	-
Operations and Chief Operating Officer	2002	116,667	23,395	-	290,000	-	-	-
Robert A. Maitland[1]	2004	168,000	129,122	-	96,000	-	-	-
Vice-President, Finance	2003	155,000	87,186	-	-	-	-	-
and Chief Financial Officer	2002	100,000	19,906	-	290,000	-	-	-
Steven R. VanSickle[1]	2004	168,000	129,122	-	96,000	-	-	-
Senior Vice-President,	2003	155,000	87,186	-	-	-	-	-
Exploration	2002	100,000	19,906	-	290,000	-	-	-
David E.T. Pyke[4]	2004	131,750	93,946	-	25,000	-	-	-
Vice-President, Land	2003	64,000	13,450	-	124,000[3]	-	-	-
	2002	-	-	-	-	-	-	-
James E. Young[4]	2004	131,750	93,946	-	25,000	-	-	-
Vice-President,	2003	64,000	13,450	-	78,000[3]	-	-	-
Exploration	2002	-	-	-	-	-	-	-

Notes:

(1) Mr. Walls was appointed President effective January 9, 2002 and President and Chief Executive Officer effective May 1, 2002. Messrs. Summers, Maitland and VanSickle were appointed to their positions effective May 1, 2002. Amounts shown in the table for 2002 represent amounts actually paid in 2002 following the commencement of employment.

(2) The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officer for the financial year.

(3) Mr. Walls was issued options to purchase 36,375 Fairborne Common Shares in exchange for options he held as a director of Pivotal Energy Inc. ("Pivotal") prior to its acquisition by Fairborne. In addition, Messrs. Pyke and Young were each issued options to purchase 97,000 Fairborne Common Shares in exchange for options to purchase common shares of Pivotal they held as officers of Pivotal.

(4) Messrs. Pyke and Young were appointed effective July 2, 2003 in conjunction with Fairborne's acquisition of Pivotal. Each had held similar offices with Pivotal. Amounts shown in the table for 2003 represent amounts actually paid by Fairborne in 2003 following their commencement of employment with Fairborne.

Fairborne Share Option Plan

Fairborne has a share option plan (the "Option Plan") which permits the granting of Fairborne Options to officers, directors, employees, consultants and other service providers of Fairborne and its subsidiaries. The Option Plan limits the number of Fairborne Common Shares that may be issued on exercise of Fairborne Options granted thereunder to 4,484,351 Fairborne Common Shares, of which 687,028 Fairborne Common Shares (15.3% of those outstanding as at April 25, 2005) have been issued on exercise of Fairborne Options, Fairborne Options to purchase 3,771,250 Fairborne Common Shares (84.1% of those outstanding as at April 25, 2005) are outstanding and 192,717 Common Shares are available for future grants.

Fairborne Options granted pursuant to the Option Plan have a term not to exceed five years and vest in such manner as determined by the Board of Directors. The exercise price of options granted pursuant to the Option Plan is determined by the Board of Directors at the time of grant and may not be less than the closing price for Fairborne Common Shares on the TSX for the last day on which the Fairborne Common Shares traded immediately prior to the date of grant. Fairborne Options granted under the Option Plan are not assignable. The number of Fairborne Common Shares issuable pursuant to Fairborne Options granted under the Option Plan or any other stock compensation arrangements of Fairborne: (i) reserved for issuance to insiders may not exceed 10% of the outstanding Fairborne Common Shares; (ii) which may be issued to insiders within a one year period may not exceed 10% of the outstanding Fairborne Common Shares; and (iii) which may be issued to any one insider or such insider's associates within a one year period may not exceed 5% of the outstanding Fairborne Common Shares. In addition, the number of Fairborne Common Shares reserved for issuance to any one optionee may not exceed 5% of the outstanding Fairborne Common Shares.

If an optionee ceases to be a director, officer, employee of, or service provider to, Fairborne or a subsidiary of Fairborne for any reason the optionee has a period not in excess of six (6) months as prescribed at the time of grant, next succeeding his ceasing to be a director, officer, employee or other service provider to exercise Fairborne Options held to the extent that the optionee was entitled to exercise the options at the date of such cessation. In the event of death of the optionee, Fairborne Options previously granted are exercisable for a period determined at the time of grant not in excess of six (6) months next succeeding such death to the extent that the optionee was entitled to exercise the Fairborne Options at the date of death. The Board of Directors may at any time discontinue the Option Plan and, subject to applicable regulatory approval, may amend the terms of the Option Plan, provided that no amendment may be made without the approval of any stock exchange on which the Fairborne Common Shares may be listed, if required by such stock exchange, or, without the consent of an optionee, if it alters or impairs any option previously granted to such optionee under the Option Plan.

Stock Options

The following table sets forth the Fairborne Options granted to the Named Executive Officers during the most recently completed financial year:

Name	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees, Consultants and Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Richard A. Walls	120,000	8.6	9.20	9.20	April 6, 2009
David L. Summers	96,000	6.9	9.20	9.20	April 6, 2009
Robert A. Maitland	96,000	6.9	9.20	9.20	April 6, 2009
Steven R. VanSickle	96,000	6.9	9.20	9.20	April 6, 2009
David E.T. Pyke	25,000	1.8	9.20	9.20	April 6, 2009
James E. Young	25,000	1.8	9.20	9.20	April 6, 2009

The following table sets forth, with respect to the Named Executive Officers, the number of Fairborne Options exercised, the number of exercisable and unexercisable, and the value of in-the-money Fairborne Options at December 31, 2004:

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Stock Options/SARs at FY-End[1] Exercisable/ Unexercisable ($)
Richard A. Walls	120,000	855,967	98,275 / 216,667	948,354 / 1,274,837
David L. Summers	96,000	652,800	97,333 / 192,667	939,236 / 1,206,437
Robert A. Maitland	96,000	652,800	97,333 / 192,667	939,263 / 1,206,437
Steven R. VanSickle	96,000	652,800	97,333 / 192,667	939,263 / 1,206,437
David E.T. Pyke	-	-	77,271 / 123,000	683,768 / 812,110
James E. Young	-	-	97,000 / 123,000	1,154,777 / 520,010

Notes:

(1) Based on the closing price on December 31, 2004, of $12.05 less the exercise price.

(2) In addition, each of Messrs. Walls, Summers, Maitland and VanSickle hold 490,000 Fairborne Warrants, all of which are exercisable and the Fairborne Warrants held by each individual had a value of $4,189,500 at December 31, 2004, based on the closing price on December 31, 2004 of $12.05, less the exercise price of the Fairborne Warrants.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under Fairborne's equity compensation plans as at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders[1]	3,771,250	$5.76	192,717
Equity compensation plans not approved by securityholders	-	-	-
Total			

Note:

(1) The number of Fairborne Common Shares issuable under the Option Plan is presently limited to a fixed maximum of 4,484,351 Fairborne Common Shares.

Bonus Plan

Fairborne has a bonus plan for its executive officers and employees based and dependent upon, among other things, the financial performance of Fairborne for the applicable period. Seventy-five percent of the bonus entitlement is based upon growth over 10% (the "Threshold Amount") in reserves per share, production per share and cash flow per share (as combined, the "Growth Factor"). Bonus entitlements for executive officers are based upon 2% of salary for each 1% increase in the Growth Factor above the Threshold Amount. The remaining 25% of the bonus entitlement is available at the discretion of the board. Bonuses are paid every six months based upon the percentage increase in the Growth Factor for the six month period over the previous six month period. Bonus details are reviewed annually by the board. The maximum bonus that may be paid to the Named Executive Officers, including the Chief Executive Officer, under the bonus plan is 100% of their respective annual salary.

Employment Agreements

Fairborne has entered into employment agreements (the "Employment Agreements") with each of Richard A. Walls, David L. Summers, Robert A. Maitland and Steven R. VanSickle and has entered into change of control agreements ("Change of Control Agreements") with its other executive officers. Pursuant to the Employment Agreements, each executive is entitled to participate in and receive rights and benefits under the Fairborne stock option plan and is also entitled to participate in Fairborne's bonus plan. The Employment Agreements may be terminated by Fairborne upon payment of retiring allowance equal to one and one-half times the executive's then annual salary plus 15% of one and a half times the then annual salary to compensate for loss of benefits and one and a half time cash bonuses paid or payable to the executive in respect of the 24 months preceding the termination date, divided by two. Upon such termination, all outstanding Fairborne Options would become exercisable for the period permitted under the option agreement. In the event of a change of control (as defined in the Employment Agreement), if the executive is not offered a comparable position following the change of control, the executive has the right, to terminate the agreement and be paid the foregoing retirement allowance. Pursuant to the Change of Control Agreements, in the event of a change of control (as defined therein), if the officer's employment is terminated or the officer is constructively dismissed, the officer has the right to terminate his employment and be paid a retirement allowance equal to between nine months' and fifteen months' salary (depending on the length of employment with Fairborne) plus 15% of such officer's annual salary to compensate for loss of benefits.

Directors

During the last completed financial year of Fairborne, directors of Fairborne were not paid any cash compensation for acting as directors of Fairborne, but were reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. The directors of Fairborne have been granted Fairborne Options pursuant to Fairborne's stock option plan.

Composition and Role of the Compensation Committee

The Board has appointed a Compensation Committee comprised of Rodney D. Wimer (Chairman), Gary F. Aitken and Michael E.J. Phelps. None of these directors are officers of Fairborne other than Michael E.J. Phelps who is Chairman of the Board, and all are "unrelated" for the purposes of the TSX Guidelines, as described under "Corporate Governance Practices". The committee's mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors, senior management and staff of Fairborne, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report of Compensation Committee

Fairborne's compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of Fairborne. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options).

Recommendations for executive compensation are made by the Compensation Committee to the full Board for approval.

Base Salaries

Base salary ranges for executive officers are determined upon review of comparative data compiled by Fairborne for a number of comparable companies within the oil and gas industry of competitive salaries paid to senior officers. Base salaries paid to senior officers of Fairborne, including the Chief Executive Officer, are comparable to the salaries of positions for Fairborne's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the Employment Agreements. Relative emphasis on different elements of compensation is dependent on the seniority of the officer, with greater emphasis on long-term compensation for more senior officers.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, Fairborne may award cash bonuses to employees, including executive officers. As described under "Bonus Plan", Fairborne has established a bonus plan. Seventy-five percent of the entitlement under the bonuses is based on predetermined criteria as described and the balance is discretionary. Bonuses in the aggregate amount of $759,035 were awarded to Named Executive Officers in 2004 in accordance with the bonus plan.

Long-Term Incentive Compensation - Stock Options

Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in Fairborne's stock option plan rewards overall corporate performance, as measured through the price of Fairborne's shares. In addition, the plan enables executives to develop and maintain a significant ownership position in Fairborne.

Stock options are normally awarded by the board upon the commencement of employment based on the level of responsibility within Fairborne. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within Fairborne. Options currently held are considered in determining new option grants.

Summary

Fairborne's compensation policies have allowed Fairborne to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of Fairborne.

Submitted By:

Rodney D. Wimer
Gary F. Aitken
Michael E.J. Phelps

Indebtedness of Directors and Officers

No director, executive officer, employee or former executive officer, director or employee of Fairborne or its subsidiaries, or any associate of any such director, officer or employee, is, or has been at any time since the beginning of the most recently completed financial year of Fairborne, indebted to Fairborne or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of the most recently completed financial year of Fairborne has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Fairborne or any of its subsidiaries.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return over the periods indicated of a $100 investment in Fairborne Common Shares, with the cumulative total return of the S&P/TSX Composite Index and the TSX Oil & Gas Producers Index, for the comparable period. The Fairborne Common Shares commenced trading on the TSX on July 7, 2003.

Cumulative Total Return on $100 Investment (July 7, 2003 – December 31, 2004)


225
175
125
75
July 7, 2003
Dec. 31, 2003
Dec. 31, 2004
Fairborne Year End Price
S&P/TSX Comp. Index
TSX Oil & Gas Prodcuers Index

	July 7, 2003	Dec. 31, 2003	Dec. 31, 2004
Fairborne Year End Price	100	98	215
S&P/TSX Comp. Index	100	117	134
TSX Oil & Gas Producers Index	100	112	158

Price Range and Trading Volume of Fairborne Common Shares

The Fairborne Common Shares are listed and posted for trading on the TSX under the symbol "FEL". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Fairborne Common Shares on the TSX for the periods indicated (as quoted by the TSX):

Period	High $	Low $	Volume
2003			
Third Quarter[1]	6.05	5.10	11,670,913
Fourth Quarter	5.90	5.25	6,392,988
2004			
First Quarter	9.40	5.60	11,531,960
Second Quarter	10.79	9.00	12,772,696
Third Quarter	10.34	8.40	17,111,907
October	11.20	9.35	12,922,446
November	13.20	10.27	5,263,835
December	13.00	10.90	6,771,553
2005			
January	14.30	11.61	5,409,362
February	14.74	13.60	7,129,368
March	15.24	12.25	18,837,097
April (to April 26)	14.00	12.55	5,318,300

Notes:

(1) The Fairborne Common Shares commenced trading on the TSX on July 7, 2003.
(2) On February 27, 2004, Fairborne closed a private placement of 6,178,000 subscription receipts at a price of $6.65 per subscription receipt, for gross proceeds of $41,083,700, each subscription receipt entitling the holder to acquire one Fairborne Common Share.

(3) On August 10, 2004, Fairborne completed a public offering of 1,600,000 Fairborne Common Shares, issued on a "flow-through" basis, at a price $12.50 per share for gross proceeds of $20,000,000.

(4) On December 23, 2004, Fairborne completed a public offering of 2,725,000 Fairborne Common Shares at a price of $11.50 per share and an additional 322,000 Fairborne Common Shares, issued on a "flow-through" basis, at $14.50 per share for total gross proceeds of $36,006,500.

On March 8, 2005, the last completed trading day on which the Fairborne Common Shares traded prior to announcement of the Arrangement, the closing price of the Fairborne Common Shares was $14.44. On April 26, 2005 the closing price of the Fairborne Common Shares was $13.75.

Interest of Management and Others in Material Transactions

There are no material interests, direct or indirect, of directors or executive officers of Fairborne, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Fairborne Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such person, in any transaction since January 1, 2002 or in any proposed transaction, that has materially affected, or would materially affect, Fairborne or its subsidiaries except as disclosed above, elsewhere in this Information Circular or the Appendices hereto and other than the following:

1. Five executive officers of Fairborne participated in an initial private placement of Fairborne, pursuant to which such executive officers and certain of their associates and affiliates, as a group, purchased an aggregate of 4,600,000 Fairborne Common Shares at $1.10 per share and four such executive officers were each issued 490,000 Fairborne Warrants.

2. Pursuant to a plan of arrangement, Fairborne acquired, effective July 2, 2003, all of the outstanding shares of Pivotal Energy Ltd. ("Pivotal"). Mr. Richard A. Walls, the President, Chief Executive Officer and a director of Fairborne was also a director of Pivotal. Mr. Walls beneficially owned, directly or indirectly, 966,343 common shares of Pivotal ("Pivotal Common Shares") and held options to acquire 75,000 Pivotal Common Shares. The Pivotal Common Shares and the options to acquire Pivotal Common Shares were exchanged for Fairborne Common Shares and options to acquire Fairborne Common Shares pursuant to the plan of arrangement on the same basis as other Pivotal shareholders and optionholders.

3. Directors and executive officers of Fairborne have participated in private placements and public offerings of Fairborne Common Shares, including Fairborne Common Shares issued on a "flow-through" basis, on the same terms as other arm's length subscribers to such offerings.

Corporate Governance Practices

The TSX adopted a set of guidelines (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. All corporations listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the fourteen specific Guidelines. Fairborne's disclosure with respect to the Guidelines is set forth in Appendix N to this Information Circular.

The Ontario Securities Commission has published for comment proposals on corporate governance that are intended to replace the Guidelines when they come into force. These proposals are subject to public comment and final regulatory approval and Fairborne is not aware whether they will be adopted in the form proposed or whether changes will be made to them prior to adoption and therefore such proposals have not been reflected in the disclosure on the Guidelines provided herein.

INFORMATION CONCERNING FAIRBORNE ENERGY TRUST

The Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5. AcquisitionCo and ExchangeCo are currently wholly-owned subsidiaries of the Trust and upon the Arrangement becoming effective AmalgamationCo will become a wholly-owned subsidiary of the Trust.

Trust Unitholders will be the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust. The Trust will not be managed by a third party manager. Following the completion of the Arrangement, the Trust and AmalgamationCo will be managed by the management of AmalgamationCo, which will be led by Steven VanSickle as President and Chief Executive Officer.

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to Appendix I, "*Information Concerning Fairborne Energy Trust*" for a more detailed description of the Trust and its securities.

INFORMATION CONCERNING FAIRQUEST

Fairquest is a Canadian controlled private corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, and is the primary vehicle through which Shareholders will continue to participate in an oil and natural gas exploration and development company focused on high levels of growth through an aggressive capital program. As part of the Arrangement, the Fairquest Assets will be transferred into Fairquest. The head and principal office of Fairquest is currently located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Fairquest will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to Appendix H, "*Information Concerning Fairquest Energy Limited*" for a more detailed description of Fairquest, the Fairquest Assets, the securities of Fairquest, the directors and officers of Fairquest and the business to be carried on by Fairquest following the Arrangement.

INFORMATION CONCERNING ACQUISITIONCO

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Notes and AcquisitionCo Exchangeable Shares required for implementing the Arrangement. The head and principal office of AcquisitionCo is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. As part of the Arrangement, AcquisitionCo will amalgamate with Fairborne to form AmalgamationCo.

INFORMATION CONCERNING EXCHANGECO

ExchangeCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement. The head and principal office of ExchangeCo is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. The Trust owns all of the issued and outstanding common shares in the capital of ExchangeCo.

RISK FACTORS

An investor should consider carefully the risk factors set out below and consider all other information contained herein and in Fairborne's other public filings before making an investment decision. In addition, for risk factors specific to the Trust, see Appendix I, "Information Concerning Fairborne Energy Trust – Risk Factors".

For the purposes of this section, the term "Company" means, collectively, the Trust, AmalgamationCo and Fairquest, as the case may be, or each of them as the case may be.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Company may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Company's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Company will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Company.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable. Although the Company maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Company may make acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Company's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the

Company. The integration of an acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Company can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Company, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Company.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Company competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Company's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Company. The Company's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions." The Company's operations may require licenses from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Company.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Company's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Company to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity produced by the Company's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Company.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects. See "Industry Conditions".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Company will be affected by numerous factors beyond its control. The Company's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Company may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Company and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Company are in part determined by the Company's borrowing base. A sustained material decline in prices from historical average prices could reduce the Company's borrowing base, therefore reducing the bank credit available to the Company which could require that a portion, or all, of the Company's bank debt be repaid.

Substantial Capital Requirements

The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Company's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects.

Additional Funding Requirements

The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Company.

Issuance of Debt

From time to time the Company may enter into transactions to acquire assets or the shares of other companies or other entities. These transactions may be financed partially or wholly with debt, which may increase the Company's debt levels above industry standards. Depending on future exploration and development plans, the Company may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. The Company's constating documents do not limit the amount of indebtedness that the Company may incur. The level of the Company's indebtedness from time to time, could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases and the Company may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Company may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Company will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities. To the extent the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Company in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Company may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Company believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Company's properties. To the extent title defects do exist, it is possible that the Company may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Company's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

In accordance with applicable securities laws, the independent reserves evaluators, have used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the independent engineering reports and such variations could be material. Such reports are based in part on the assumed success of activities the Company intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in such reports will be reduced to the extent that such activities do not achieve the level of success assumed in the reports. The reports are effective as of a specific effective date and have not been updated and thus do not reflect changes in the Company's resources since that date.

Insurance

The Company's involvement in the exploration for and development of oil and natural gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Company will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company's financial position, results of operations or prospects.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Company's properties are held in the form of licences and leases and working interests in licences and leases. If the Company or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Company's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Company's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Company, its business and its ability to finance operations.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Company is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Company and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

Third Party Credit Risk

The Company is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures could have a material adverse effect on the Company and its cash flow from operations.

Conflicts of Interest

The directors or officers of Fairquest and of AmalgamationCo may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Company. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a company who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with Fairquest or AmalgamationCo, as the case may be, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Company's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Company. The Company does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Company.

INDUSTRY CONDITIONS

Introduction

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. All current legislation is a matter of public record and Fairborne is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of crude oil other than heavy crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between natural gas producers, marketers and purchasers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of 2 years or less or for a term of between 2 and 20 years (in quantities of not more than 30,000 m^3/d) may be made pursuant to an NEB order, or, in the case of exports for a longer duration (to a maximum of 25 years) or a larger quantity, pursuant to an NEB export license and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the availability of sufficient pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the prorationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, sulphur, natural gas and natural gas liquids production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. These royalties are not eligible for incentive programs sponsored by various governments as discussed below. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.

From time to time the governments of Canada and western Canadian provinces have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

In Alberta, effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas from Crown lands is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic meter and 25% for prices above $210 per cubic meter. In general, the ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the applicable government department for the previous quarterly period. On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

In Saskatchewan, for Crown royalty and freehold production tax purposes, crude oil is considered either "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

Natural gas is considered either "non-associated gas" or "associated gas". The royalty and production tax classifications of gas production ("fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas") are applicable to each of the two gas types. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

- A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re-entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/tax rates and new incentive volumes.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for the Province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to $10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

The current structure for federal taxation of resource income contains the following initiatives applicable to the oil and gas industry which are being phased in over a five year period commencing in 2003:

(i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%; and

(ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. Also, the percentage of the ARTC that will be required to be included in federal taxable income will be increased (also on a phased-in basis) to 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce, during the period between 2008 and 2012, its greenhouse gas emissions to a level that is 6% below the 1990 level of such emissions in Canada. The Protocol has become legally binding as 55 countries have ratified it, covering at least 55% of the emissions addressed by the Protocol. When the Government of Canada implements the Protocol, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of implementation of this Protocol have yet to be announced, the affect on our operations cannot be determined at this time.

OTHER MATTERS CONSIDERED IN THE FAIRBORNE REORGANIZATION RESOLUTION

Approval of Restricted Unit and Performance Unit Incentive Plan

By approving the Fairborne Reorganization Resolution, Securityholders will be approving the adoption by the Trust of the Trust Incentive Plan. The purpose of the Trust Incentive Plan is to afford directors, officers, employees of, and consultants and other service providers to, the Trust and its subsidiaries, including AmalgamationCo (collectively "Trust Service Providers"), an opportunity to obtain a proprietary interest in the Trust by permitting them to earn Trust Units and to aid in attracting, as well as retaining and encouraging, the continued involvement of such persons with the Trust. The total number of Trust Units reserved for issuance pursuant to Restricted Units and Performance Units, as defined below, granted and outstanding under the Trust Incentive Plan at any time shall not exceed a number of Trust Units equal to 5% of the aggregate number of: (i) issued and outstanding Trust Units; plus (ii) the number of Trust Units issuable upon exchange of outstanding Exchangeable Shares. The Trust Incentive Plan consists of the granting of restricted trust units (the "Restricted Units") and performance trust units (the "Performance Units") to Trust Service Providers, from time to time by the board of directors of AmalgamationCo, at its sole discretion, provided that the aggregate number of Restricted Units and Performance Units granted to any single Trust Service Provider shall not exceed 1% of the issued and outstanding Trust Units, calculated on an undiluted basis. In addition: (i) the number of Trust Units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units. The number of Trust Units issuable pursuant to the Trust Incentive Plan to non-management directors will be limited to a maximum of 0.5% of the issued and outstanding Trust Units. A copy of the Trust Unit Incentive Plan is set out in Appendix K to this Information Circular.

The Trust Incentive Plan is a phantom full-value unit plan using the value of Trust Units as the basis for the granting of Restricted Units and Performance Units. Each Restricted Unit and Performance Unit is equal in value to one Trust Unit.

Eligible Trust Service Providers will receive grants of Restricted Units which vest annually over a three-year period and, upon vesting, entitle the Trust Service Provider to receive the number of Trust Units designated by the Restricted Unit plus the value of the accumulated distributions on the vested Restricted Units.

Eligible Trust Service Providers will receive target level grants of Performance Units which would be settled at the end of a maximum of a three (3) year term for each grant (a "Performance Period"). The target grant of Performance Units will be made at the beginning of the first year of the Performance Period and payout determinations will be made after the end of the Performance Period relating to such Performance Units. Vesting of Performance Units will be based on time and performance conditions. Trust Service Providers must provide services to the Trust for the full Performance Period to qualify for awards (with the exception of involuntary termination, disability, retirement or death).

Actual payouts under the Performance Units will depend on performance against selected performance measures ("Performance Measures") which will determine a performance factor ("Performance Factor"). The board of directors of AmalgamationCo will select the Performance Measures at the date of grant of Performance Units and will include relative total unitholder return (calculated as the sum of changes in the Trust Unit price and cumulative distributions on a reinvested basis over the Performance Period as compared against a peer group of Canadian oil and gas royalty trusts) and may include absolute total unitholder return (defined as the sum of changes in the Trust Unit price and cumulative distribution over the Performance Period). A target level of performance ("Performance Targets") will be set for each grant which will provide for target level payouts for outstanding Performance Units. Target level performance against the Performance Targets would result in a Performance Factor of one (1.0). Actual performance exceeding target level performance will result in a higher Performance Factor and therefore higher than target level payouts. Actual performance below target level performance will result in a lower Performance Factor and therefore lower than target level payouts. The final award could therefore be larger or smaller than the target grant of Performance Units depending on the Trust's actual performance over each Performance Period.

Payouts from the grant of Performance Units would equal the value of the Performance Factor adjusted number of Performance Units multiplied by the fair market price of Trust Units at the end of the Performance Period plus the value of the accumulated distributions on these Performance Units over the Performance Period.

Payouts under the Trust Incentive Plan may be in cash or Trust Units or some combination thereof at the discretion of the board or directors of AmalgamationCo.

If a participant under the Trust Incentive Plan ceases to be a Trust Service Provider as a result of termination of employment (whether for cause or not) or by reason by voluntary resignation (other than as a result of disability, retirement or death), Performance Units and Restricted Units granted to such grantee are terminated and the right to be issued Trust Units forfeited. In the event a grantee ceases to be Trust Service Provider as a result of disability or retirement, the issue date for all Trust Units awarded that are outstanding, whether Restricted Units or Performance Units, shall be the date that the grantee ceases to be a Trust Service Provider as a result. In the event of death, the issue date for all Trust Units awarded under Restricted Units or Performance Units shall be as of the date of the grantee's death and the number of Trust Units shall be pro-rated for the number of months that the grantee was a Trust Service Provider.

AmalgamationCo may amend from time to time or terminate the terms and conditions of the Trust Incentive Plan provided that any amendments will be subject to the prior consent of any applicable regulatory bodies, including the TSX. Any amendment to the Trust Incentive Plan takes effect only with respect to Restricted Units or Performance Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units or Performance Units with the mutual consent of AmalgamationCo and the Trust Service Provider to whom such Units have been granted.

The Trust Incentive Plan is subject to the approval of the TSX and no awards on Restricted Units or Performance Units which are granted prior to the receipt of such approval may be paid until such approval has been received.

The policies of the TSX require that the Trust Incentive Plan be approved every three years by Unitholders.

Approval of the Fairquest Stock Option Plan

By approving the Fairborne Reorganization Resolution, Securityholders will be approving the adoption by Fairquest of the Fairquest Stock Option Plan which will authorize the Fairquest board of directors to issue stock options to certain directors, officers, employees and consultants and, certain other persons providing services on an ongoing basis to Fairquest and its subsidiaries. A copy of the Fairquest Stock Option Plan is set out in Appendix J to this Information Circular.

The Fairquest Stock Option Plan will permit the granting of options ("Fairquest Options") to purchase Fairquest Common Shares to officers, directors, employees, consultants and other service providers of Fairquest and its subsidiaries. The maximum number of Fairquest Common Shares issuable on exercise of Fairquest Options outstanding at any time shall be limited to 10% of the issued and outstanding Fairquest Common Shares and, while any Fairquest Performance Shares are outstanding, the maximum number of Fairquest Common Shares issuable on exercise of Fairquest Options outstanding at any time, together with the number of outstanding Fairquest Performance Shares, shall not exceed 10% of the number of issued and outstanding Fairquest Common Shares.

Options granted pursuant to the Fairquest Stock Option Plan have a term not to exceed 5 years and vest in such matter as determined by the board of directors of Fairquest. The exercise price of options granted pursuant to the Fairquest Stock Option Plan is determined by the board of directors of Fairquest at the time of grant and may not be less than the volume weighted average trading price for the Fairquest Common Shares on the TSX for the five trading days immediately preceding the date of grant. Options granted under the Fairquest Stock Option Plan are not assignable. The number of Fairquest Common Shares issuable pursuant to Fairquest Options granted under the Fairquest Stock Option Plan or any other stock compensation arrangements of Fairquest: (i) to insiders may not exceed 10% of the outstanding Fairquest Common Shares; and (ii) which may be issued to insiders within a one year period may not exceed 10% of the outstanding Fairquest Common Shares. In addition, the number of Fairquest

Common Shares reserved for issuance to any one optionee may not exceed 5% of the outstanding Fairquest Common Shares.

If an optionholder ceases to be a director, officer, employee of, or service provider to, Fairquest or a subsidiary of Fairquest for any reason the optionee has a period not in excess of six months as prescribed at the time of grant, next succeeding his ceasing to be a director, officer, employee or other service provider to exercise options held to the extent that the optionee was entitled to exercise the options at the date of such cessation. In the event of death of the optionee, options previously granted are exercisable for a period determined at the time of grant not in excess of six months next succeeding such death to the extent that the optionee was entitled to exercise the option at the date of death. The board of directors may at any time discontinue the Fairquest Stock Option Plan and, subject to applicable regulatory approval, may amend the terms of the Fairquest Stock Option Plan, provided that no amendment may be made without the approval of any stock exchange on which the Fairborne Common Shares may be listed, if required by such stock exchange, or, without the consent of an optionee, if it alters or impairs any option previously granted to such optionee under the Fairquest Stock Option Plan.

The policies of the TSX require that the Fairquest Stock Option Plan be approved every three years by Fairquest shareholders.

Approval of the Fairquest Initial Private Placement

By approving the Fairborne Reorganization Resolution, Securityholders will be approving the Fairquest Initial Private Placement of: (i) up to 4,740,000 Fairquest Units at a price of $2.11 per Fairquest Unit; and (ii) up to 1,000,000 Fairquest Performance Shares issued at a nominal amount, to Fairquest Service Providers. Each Fairquest Unit consists of one Fairquest Common Share and one Fairquest Warrant, each Fairquest Warrant entitling the holder to acquire one Fairquest Common Share at an exercise price equal to 150% of the Fairquest NAV per Fairquest Common Share, exercisable as to one-third on each of first, second and third anniversaries of the closing date of the Fairquest Initial Private Placement.

The purpose of the Fairquest Initial Private Placement is: (a) to allow Fairquest Service Providers to increase their ownership position in Fairquest, at a fair price and in a manner which encourages continued employment; (b) to align the interests of holders of Fairquest Common Shares and Fairquest Service Providers through the capital commitment being made under the Fairquest Initial Private Placement by Fairquest Service Providers; (c) to allow Fairquest to meet the challenges in retaining qualified personnel in a very competitive employment market; and (d) to provide additional capital to Fairquest for use in its exploration and development program. The Board of Directors of Fairborne believes that the Fairquest Initial Private Placement is important to Fairquest to retain key Fairquest Service Providers.

The price at which the Fairquest Common Shares will be sold and the exercise price of the Fairquest Warrants is based on the Fairquest Common Share net asset value (the "Fairquest NAV") which has been determined to be $2.11 based on the following: (a) the Fairquest Engineering Report as to value the NGL and natural gas interests forming part of the Fairquest Assets being transferred to Fairquest as part of the Arrangement; (b) the undeveloped land associated with non-producing areas transferred to Fairquest as part of the Arrangement valued based on the acquisition costs to Fairborne or, if appropriate, based on recent sales by others of interests in undeveloped land in the area; and (c) debt assumed by Fairquest pursuant to the Arrangement of $10 million. The following table reflects the determination of the Fairquest NAV as part of the Arrangement based on such information. See Appendix H, "*Information Concerning Fairquest Energy Limited*".

Net Asset Value per Fairquest Common Share	
Proved plus probable reserves [1]	36,261,000
Undeveloped land[2]	10,350,000
Assumption of debt	(10,000,000)
Fairquest net asset value	36,611,000
Fairquest Common Shares outstanding prior to giving effect to the Fairquest Initial Private Placement[3]	17,348,250
Net Asset Value per Fairquest Common Share	$2.11

Notes:

(1) Represents the discounted (present value discounted at 10%) future net revenue before taxes for the proven plus probable reserves of the Fairquest Assets based on forecast prices and costs.

(2) Value of undeveloped land is estimated based on the acquisition costs to Fairborne or, if there have been any material changes in surrounding properties or the economic climate since acquisition, based upon recent sales by others of interests in undeveloped land in the area.

(3) Represents the number of Fairquest Common Shares outstanding upon completion of the Arrangement, but prior to giving effect to the Fairquest Initial Private Placement, assuming that (i) no Securityholders exercise their Dissent Rights, (ii) 1,684,000 of the outstanding Fairborne Options are exercised on a Cashless Exercise Basis for 1,345,000 Fairborne Common Shares prior to the Effective Date and the balance of the Fairborne Options are repurchased and terminated for cash, and (iii) all of the outstanding Fairborne Warrants are exercised on a Cashless Exercise Basis into 1,487,000 Fairborne Common Shares prior to the Effective Date.

The Fairquest Common Shares subscribed for will be subject to a contractual hold period and will be releaseable as to one-third of the aggregate number held on each of the first, second and third anniversaries of the closing date of the Fairquest Initial Private Placement if the Fairquest Service Provider continues to be a Fairquest Service Provider at such dates. Upon a Fairquest Service Provider ceasing to be a Fairquest Service Provider they will not be entitled to any further releases under the escrow agreement. If any Fairquest Common Shares are not released under the escrow agreement, Fairquest shall have the right to repurchase such Fairquest Common Shares at a price equal to the lesser of $2.11 and the market price of the Fairquest Common Shares on the last trading day immediately prior to such person ceasing to be a Fairquest Service Provider.

In the event that a subscriber voluntarily ceases to be a Fairquest Service Provider or is terminated with cause as a Fairquest Service Provider, such person shall lose all unvested Fairquest Warrants.

The Fairquest Performance Shares will operate in concert with the Fairquest Stock Option Plan. The maximum number of Fairquest Common Shares issuable on exercise of Fairquest Options outstanding, together with the number of outstanding Fairquest Performance Shares, shall not exceed 10% of the number of outstanding Fairquest Common Shares at any time. Each Fairquest Performance Share will be issued for a price of $0.01 per share and will be convertible into the percentage of a Fairquest Common Share equal to the weighted average trading price of the Fairquest Common Shares on the TSX or such other stock exchange on which the Fairquest Common Shares are listed for the five trading days prior to the date of such conversion (the "Fairquest Price") less $2.11, if positive, divided by the Fairquest Price. The Fairquest Performance Shares will become convertible into Fairquest Common Shares as to one-third on each of June 1, 2006, 2007 and 2008 if the holder is a Fairquest Service Provider on such date and will be automatically converted, if not previously converted, on June 1, 2010 (the "Outside Conversion Date"). If the holder ceases to be a Fairquest Service Provider before the Fairquest Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Fairquest Performance Share held by such Fairquest Service Provider at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the Outside Conversion Date, Fairquest will, subject to applicable law, redeem the Fairquest Performance Shares at a redemption price of $0.01 per share. In the event that Fairquest is unable to pay the redemption price in accordance with applicable law, the Fairquest Performance Shares which were to be redeemed will be cancelled and the holders will only have the right to receive $0.01 per share.

The Fairquest Initial Private Placement will be subject to the applicable requirements of regulatory authorities having jurisdiction. The proceeds of the Fairquest Initial Private Placement will be used to repay the $10 million of indebtedness assumed by Fairquest pursuant to the Arrangement.

FAIRBORNE ANNUAL MEETING BUSINESS

Election of Directors

At the Meeting, Shareholders will be asked to fix the number of directors to be elected at the Meeting at six members and to elect six directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of Fairborne, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies of Shareholders in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at six members and in favour of the election as directors of the six nominees hereinafter set forth:

Richard A. Walls
Gary F. Aitken
Donald J. Nelson
Michael E.J. Phelps
David L. Summers
Rodney D. Wimer

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of Fairborne beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Fairborne, the period served as director and the principal occupation of each for the past five years are set forth below. The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to Fairborne by the nominees as of April 15, 2005.

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Shares Owned Directly or Indirectly or Controlled [7]
Richard A. Walls Calgary, Alberta President, Chief Executive Officer and Director	President and Chief Executive Officer of Fairborne since May 2002 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("CMSL") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).	January 9, 2002	2,788,513 Common Shares[5]

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Shares Owned Directly or Indirectly or Controlled [7]
Gary F. Aitken[1][2][3][4] Calgary, Alberta Director	President of Whitemountain Resource Properties Ltd., a private investment and resource company and Financial and Land Consultant to Sentry Select Capital Corp. and Petrofund Energy Trust, both since 2002. Prior thereto, President and founder of Judelle Resources Inc. and Chowade Energy Inc., both private oil and gas companies.	May 31, 2002	25,000 Common Shares[6]
Donald J. Nelson[2][4] Calgary, Alberta Director	President, Fairway Resources Inc. (a private consulting company) since June, 2002 (Fairway Resources Inc. was retained as a consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005, during which time Mr. Nelson was acting Senior Vice President and Chief Operating Officer of Hawker Resources Inc.); from September 1998 to June 2002, President and Chief Executive Officer of Summit Resources Limited (a public oil and natural gas company) and from February, 1996 to September 1998, Vice President, Operations of Summit Resources Limited.	April 5, 2004	Nil Common Shares[6]
Michael E.J. Phelps[1][3][4] Vancouver, B.C. Director	Chairman, Dornoch Capital Inc. (a private investment company) and Chair of the "Wise Persons Committee" – WPC – Committee to Review the Structure of Securities Regulation in Canada. Previously, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its acquisition by Duke Energy in 2002.	July 19, 2002	205,000 Common Shares[6]
David L. Summers Calgary, Alberta Vice-President, Operations, Chief Operating Officer and Director	Vice-President, Operations and Chief Operating Officer of Fairborne since May 2002; prior thereto, Senior Vice-President of Commercial and Operations of Duke Energy from May 2001 until May 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Operations of PanEast from October 1997 to November 1998 and Chief Operating Officer of PanEast from June 1998 to November 1998.	May 31, 2002	580,674 Common Shares[5]
Rodney D. Wimer[1][2][3][4] Bend, Oregon Director	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.	May 31, 2002	101,200 Common Shares[6]

Notes:

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Nominating Committee.
(5) In addition, Messrs. Walls and Summers hold options to purchase 194,942 Fairborne Common Shares and 194,000 Fairborne Common Shares, respectively, exercisable at a price of $2.40 per share exercisable until May 31, 2007 and options to purchase 120,000 Fairborne Common Shares and 96,000 Fairborne Common Shares, respectively, exercisable at a price of $9.20 per share exercisable until April 6, 2009. In addition, each holds 490,000 Fairborne Warrants, each of which entitles the holder to acquire one Fairborne Common Share at an exercise price of $3.50 per share exercisable until May 30, 2006.
(6) Messrs. Aitken, Phelps and Wimer each also hold options to purchase 52,500 Fairborne Common Shares exercisable at a price of $2.40 per share until June 11, 2007 for Messrs. Wimer and Aitken and July 19, 2007 for Mr. Phelps. In addition, each of Messrs. Aitken, Phelps and Wimer hold options to purchase 33,000 Fairborne Common Shares exercisable at a price of $3.42 per share until May 4, 2008 and options to purchase 25,000 Fairborne Common Shares exercisable at a price of $9.20 per share until April 6, 2009. Mr. Nelson holds options to purchase 77,000 Fairborne Common Shares exercisable at a price of $9.20 per share until April 6, 2009.
(7) Includes shares held by associates of the respective directors.

If the Arrangement is completed, as a step in the Arrangement, Fairborne and AcquisitionCo will be amalgamated and the directors of AmalgamationCo thereafter will be as described under "Directors and Officers of AmalgamationCo" in Appendix I, "*Information Concerning Fairborne Energy Trust*".

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint the firm of KPMG LLP, Chartered Accountants, to serve as auditors of Fairborne until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP have been Fairborne's auditors since May 8, 2002.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Fairborne to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Fairborne who will be specifically remunerated therefor. All costs of the solicitation will be borne by Fairborne. Fairborne has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the matters to be considered at the Meeting. Fairborne may however do so, and if it does, the costs in respect of such services would be paid by Fairborne.

Appointment and Revocation of Proxies

Accompanying this Information Circular are, in the case of Holders of Fairborne Common Shares, a form of proxy printed on WHITE paper and in the case of Holders of Fairborne Options, a form of proxy printed on YELLOW paper for use at the Meeting.

Holders of Fairborne Common Shares are entitled to consider and vote upon the Fairborne Reorganization Resolution as well as the Annual Meeting Business. Holders of Fairborne Options are only entitled to consider and vote upon the Fairborne Reorganization Resolution.

The Persons named in the enclosed forms of proxy are directors or officers of Fairborne. A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at a Meeting other than the Persons designated in the accompanying forms of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare

Trust Company of Canada, at 100 University Avenue, Toronto, Ontario, M5J 2Y1. A form of proxy must be received by Computershare Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Board of Directors have fixed the Record Date for the Meeting as at the close of business on April 20, 2005. Securityholders of Fairborne of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting on the resolutions applicable to them, except to the extent a Holder of Fairborne Common Shares transfers any Fairborne Common Shares after the Record Date and the transferee of those Fairborne Common Shares establishes ownership of the Fairborne Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Holders of Fairborne Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Fairborne Common Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Fairborne).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Fairborne Common Shares and Fairborne Options in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. **In the absence of such direction, such Fairborne Common Shares and Fairborne Options will be voted FOR the approval of the Fairborne Reorganization Resolution and such Fairborne Common Shares will be voted for the Annual Meeting Business matters.**

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Fairborne knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at April 26, 2005 there were 49,212,508 Fairborne Common Shares and 3,771,250 Fairborne Options issued and outstanding. To the knowledge of the directors and officers of Fairborne, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of the Fairborne Securities.

Procedure and Votes Required

Fairborne Reorganization Resolution

The Interim Order provides that each Holder of Fairborne Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote on the Fairborne Reorganization Resolution at the Meeting. In addition, the Interim Order provides that each Holder of Fairborne Securities issued by Fairborne after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any Fairborne Common Shares after the Record Date and the transferee of those Fairborne Common Shares establishes ownership of the Fairborne Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Fairborne Common Shares at the Meeting.

Pursuant to the Interim Order:

(a) each Shareholder will be entitled to one vote for each Common Share held and each Optionholder will be entitled to one vote for each Common Share obtainable upon the exercise of such Fairborne Options, provided that such Fairborne Options have not been exercised, cancelled or otherwise terminated prior to the Meeting;

(b) the majority required to pass the Fairborne Reorganization Resolution shall be, subject to further order of the Court, not less than two-thirds of the aggregate votes cast, either in person or by proxy, at the Meeting by the Shareholders and Optionholders, voting together as a single class. In addition, the Fairborne Reorganization Resolution must be approved by a majority of the votes cast by the Shareholders, after excluding the votes cast in respect of Fairborne Common Shares beneficially owned, or over which control or direction is exercised, by directors and officers of Fairborne and their affiliated entities and joint actors;

(c) the quorum at the Meeting shall be two persons present in person or by proxy entitled to vote thereat and holding or representing not less than 5% of the outstanding Fairborne Common Shares entitled to be voted at such Meeting; and

(d) if within 30 minutes of the appointed time of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

Annual Meeting Business

At the Meeting, Shareholders will also be entitled to vote on the Annual Meeting Business matters which must be approved by a simple majority of Shareholders voting in person or by proxy at the Meeting. See "*Fairborne Annual Meeting Business*".

ADDITIONAL INFORMATION

Additional information relating to Fairborne is available on SEDAR at www.sedar.com. Financial information in respect of Fairborne and its affairs is provided in Fairborne's annual audited comparative financial statements for the year ended December 31, 2004 and the related management's discussion and analysis. Copies of Fairborne's financial statements and related management's discussion and analysis are available upon request from Fairborne at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5, Attention: Vice President, Finance and Chief Financial Officer.

CONSENT OF KPMG LLP

We have read the notice of annual and special meeting of securityholders to be held May 26, 2005 and notice of petition to the Court of Queen's Bench of Alberta and the information circular and proxy statement with respect to a plan of arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and Fairborne securityholders dated April 27, 2005 (the "Document"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Document of our report to the shareholders of Fairborne Energy Ltd. on the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 8, 2005.

We consent to the incorporation by reference in the above-mentioned Document of our report to the shareholders of Fairborne Energy Ltd. on the consolidated balance sheets of Fairborne Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2003 and for the seven month period from May 31, 2002 to December 31, 2002. Our report is dated March 31, 2004.

We consent to the use in the above-mentioned Document of our report to the directors of Fairborne Energy Ltd. on the statement of Net Operating Revenue of the Fairquest Energy Limited Assets to be transferred to Fairquest Energy Limited pursuant to the Plan of Arrangement for each of the years in the three year period ended December 31, 2004. Our report is dated April 27, 2005.

We consent to the incorporation by reference in the above-mentioned Document of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for each of the years in the three year period ended December 31, 2003. Our report is dated June 10, 2004.

We consent to the incorporation by reference in the above-mentioned Document of our report to the directors of Fairborne Energy Ltd. on the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated April 4, 2002 between Fairborne Energy Ltd. and Devon Canada Corporation and Devon ARL Corporation and the amending agreement dated May 31, 2002 between Fairborne Energy Ltd., 988191 Alberta Ltd., and Devon Canada Corporation, Devon ARL Corporation, 413486 Alberta Ltd. and 418263 Alberta Ltd. for each of the years in the three year period ended December 31, 2001. Our report is dated February 24, 2003.

We consent to the use in the above-mentioned Document of our report to the directors of Fairborne Energy Trust on the balance sheet of Fairborne Energy Trust as at April 22, 2005. Our report is dated April 27, 2005.

We consent to the use in the above-mentioned Document of our report to the directors of Fairquest Energy Limited on the balance sheet of Fairquest Energy Limited as at April 22, 2005. Our report is dated April 27, 2005.

(signed) "*KPMG LLP*"
Chartered Accountants

Calgary, Canada
April 27, 2005

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Information Circular and Proxy Statement with respect to a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and Fairborne Securityholders (the "Information Circular") dated April 27, 2005. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Case Resources Inc. ("Case") on the consolidated balance sheets of Case as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 27, 2004.

Calgary, AB
April 27, 2005

(signed) "*Deloitte & Touche LLP*"
Chartered Accountants

(This page has been left blank intentionally.)

APPENDIX A

FAIRBORNE REORGANIZATION RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix C to the Information Circular and Proxy Statement of Fairborne Energy Ltd. ("Fairborne") dated April 27, 2005 (the "Information Circular") and all transactions contemplated thereby, be and are hereby authorized and approved;

2. the arrangement agreement (the "Arrangement Agreement") dated April 25, 2005 among Fairborne, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and Fairborne Energy Trust, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 7 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. the restricted unit and performance unit incentive plan for Fairborne Energy Trust (the "Trust"), all as more particularly described in the Information Circular, be and is hereby authorized and approved;

4. the stock option plan for Fairquest Energy Limited ("Fairquest"), all as more particularly described in the Information Circular, be and is hereby authorized and approved;

5. the initial private placement by Fairquest of up to 4,740,000 units ("Fairquest Units") (which Fairquest Units will each be comprised of one common share of Fairquest and one common share purchase warrant) at an issue price equal to $2.11 per Fairquest Unit, and up to 1,000,000 performance shares of Fairquest for nominal consideration, primarily to management, directors, employees and other service providers of Fairquest, all as more particularly described in the Information Circular, be and is hereby authorized and approved;

6. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of Fairborne may, without further notice to or approval of the holders of common shares of Fairborne or the holders of options to acquire common shares of Fairborne, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

7. any director or officer of Fairborne is hereby authorized, for and on behalf of Fairborne, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX B

INTERIM ORDER

Action No. 0501-06207

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FAIRBORNE ENERGY LTD., FAIRBORNE ENERGY TRUST, FAIRQUEST ENERGY LIMITED, FAIRBORNE ACQUISITION CORP., FAIRBORNE EXCHANGECO LTD. AND THE SECURITYHOLDERS OF FAIRBORNE ENERGY LTD.

BEFORE THE HONOURABLE	)	**AT THE COURT HOUSE, AT CALGARY,**
JUSTICE C.A. KENT	)	**ALBERTA, ON THE 26th DAY OF APRIL, 2005.**
IN CHAMBERS	)	

INTERIM ORDER

UPON the Petition of Fairborne Energy Ltd. ("Fairborne");

AND UPON reading the Petition and the Affidavit of Robert A. Maitland, filed;

AND UPON hearing counsel for Fairborne, Fairborne Energy Trust (the "Trust"), Fairquest Energy Limited ("Fairquest"), Fairborne Acquisition Corp. ("AcquisitionCo") and Fairborne ExchangeCo Ltd. ("ExchangeCo");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "*ABCA*") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular and Proxy Statement of Fairborne (the

"Information Circular"), which is attached as Exhibit A to the Affidavit of Robert A. Maitland, Vice-President, Finance and Chief Financial Officer of Fairborne sworn April 25, 2005 (the "Affidavit"); and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS ORDERED THAT:

General

1. Fairborne shall seek approval of the Arrangement by holders ("Shareholders") of its common shares ("Common Shares") and the holders ("Optionholders") of options ("Options") to acquire its Common Shares (collectively the "Securityholders") in the manner set forth below.

Shareholders' and Optionholders' Meeting

2. Fairborne shall call and conduct a meeting (the "Meeting") of the Securityholders. At the Meeting, Securityholders will consider and vote upon a special resolution in respect of the Arrangement, a unit incentive plan for the Trust, a stock option plan for Fairquest, the Fairquest Initial Private Placement (the "Fairborne Reorganization Resolution") and other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

3. A quorum at the Meeting shall be two persons present in person, entitled to vote thereat or a duly appointed proxyholder for an absent Shareholder or Optionholder. These persons must hold or represent by proxy not less than five percent (5%) of the outstanding Common Shares entitled to vote at the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Meeting, at the same time and place. No notice of the adjourned Meeting shall be

required and, if at such adjourned meeting, a quorum is not present, the Optionholders and Shareholders present if at least two, shall be a quorum for all purposes.

4. Each Common Share and each Option entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Fairborne Reorganization Resolution, provided that such Option(s) have not been exercised, cancelled or otherwise terminated prior to the Meeting. The board of directors of Fairborne have fixed a record date for the Meeting of April 20, 2005 (the "Record Date"). Only Securityholders whose names have been entered in the register of Common Shares or Options on the close of business on the Record Date and holders of Common Shares or Options issued by Fairborne after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, subject to section 137 of the *ABCA* with respect to transferees of Common Shares after the Record Date.

Conduct of Meeting

5. The Chairman of the Meeting shall be any officer or director of Fairborne.

6. The only persons entitled to attend and speak at the Meeting shall be the Shareholders or their authorized representatives, the Optionholders or their authorized representatives, Fairborne's directors and officers and its auditors, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Meeting.

7. The Optionholders and the Shareholders shall vote together as a class. The majority required to pass the Fairborne Reorganization Resolution shall be (i) not less than two-thirds of the aggregate votes cast by the Shareholders and Optionholders; and (ii) a majority of the votes cast by the Shareholders, after excluding the votes cast in respect of Common Shares beneficially owned, or over which control or direction is exercised, by directors and officers of Fairborne and any of their affiliated entities and joint actors (as defined in Ontario Securities Commission Rule 61-501).

8. To be valid a proxy must be deposited with Fairborne in the manner described in the Information Circular.

9. The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

10. The registered holders of Common Shares are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the *ABCA* with respect to the Fairborne Reorganization Resolution. The registered holders of Options shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the *ABCA* with respect to the Fairborne Reorganization Resolution.

11. In order to exercise a right of dissent under subsection 191(5) of the *ABCA*, a written objection to the Fairborne Reorganization Resolution must be received by Fairborne, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9 Attention: D.J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Securityholders.

12. Subject to further order of this Court, the rights available to the Shareholders and Optionholders under the *ABCA* and the Arrangement to dissent from the Fairborne Reorganization Resolution shall constitute full and sufficient rights of dissent for the Shareholders and Optionholders with respect to the Fairborne Reorganization Resolution.

13. Notice to the Shareholders and Optionholders of their right of dissent with respect to the Fairborne Reorganization Resolution and to receive, subject to the provisions of the *ABCA* and the Arrangement, the fair value of their Common Shares or Options shall be given by including information with respect to this right in the Information Circular to be sent to Shareholders and Optionholders in accordance with paragraph 14 of this Order.

Notice

14. An Information Circular, substantially in the form attached as Exhibit A to the Affidavit, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the address for such holders recorded in the records of Fairborne at the close of business on the Record Date, and to the directors and auditors of Fairborne. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

15. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

16. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders, the directors and auditors of Fairborne and the Executive Director of:

    (a) the Petition;

    (b) this Order;

    (c) the Notice of the Meeting; and

    (d) the Notice of Petition.

    all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Fairborne may consider fit.

Final Application

17. Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Fairborne have not revoked that approval, Fairborne may proceed with an application for approval of the Arrangement and the Final Order on May 27, 2005 at 1:00 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Securityholders, Fairborne, the Trust, Fairquest,

AcquisitionCo and ExchangeCo will be bound by the Arrangement in accordance with its terms.

18. Any Securityholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Fairborne, on or before noon on May 23, 2005, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Fairborne shall be effected by service upon the solicitors for Fairborne, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald Q.C.

19. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 18 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

20. Fairborne is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) "*C.A. Kent*"

J.C.Q.B.A.

ENTERED at Calgary, Alberta,
April 26, 2005.

(signed) "*V.A. Brandt*"

Clerk of the Court of Queen's Bench

ACTION NO. 0501-06207 2005

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FAIRBORNE ENERGY LTD., FAIRBORNE ENERGY TRUST, FAIRQUEST ENERGY LIMITED, FAIRBORNE ACQUISITION CORP., FAIRBORNE EXCHANGECO LTD. AND THE SECURITYHOLDERS OF FAIRBORNE ENERGY LTD.

INTERIM ORDER

BURNET, DUCKWORTH & PALMER LLP
Barristers and Solicitors
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

D.J. McDonald, Q.C.
Telephone: (403) 260-5724
File No.: 57383-17

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 25th day of April, 2005

AMONG:

FAIRBORNE ENERGY LTD., a corporation incorporated under the laws of Alberta ("**Fairborne**")

- and -

FAIRQUEST ENERGY LIMITED, a corporation incorporated under the laws of Alberta ("**Fairquest**")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta ("**ExchangeCo**")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

Recitals

(a) Fairborne wishes to propose an arrangement with Fairquest, AcquisitionCo, ExchangeCo and the Trust and with holders of common shares and options of Fairborne in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

(b) Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo Arrangement Resolution**" means the resolution of the AcquisitionCo common shareholders approving the Arrangement;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA;

"**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to the Arrangement;

"**Arrangement**" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Class A Shares**" means the Class A common shares in the capital of Fairborne created under the Arrangement;

"**Class B Shares**" means the Class B preferred shares in the capital of Fairborne created under the Arrangement;

"**Common Shares**" means the common shares in the capital of Fairborne and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Trust Company of Canada;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Shares**" means the Series A exchangeable shares in the capital of ExchangeCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set out in Exhibit 2 hereto;

"**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA;

"**ExchangeCo Arrangement Resolution**" means the resolution of ExchangeCo common shareholders approving the Arrangement;

"**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA;

"**Fairborne Reorganization Resolution**" means the special resolution to approve, among other things, the Arrangement to be presented to Securityholders at the Meeting;

"**Fairborne Warrants**" means common share purchase warrants of Fairborne, each of which entitles the holder to purchase one Common Share at an exercise price of $3.50 per share;

"**Fairquest**" means Fairquest Energy Limited, a corporation incorporated under the laws of Alberta;

"**Fairquest Arrangement Resolution**" means the resolution of Fairquest common shareholders approving the Arrangement;

"**Fairquest Farm-In Agreements**" means the farm-in agreements to be entered into between AmalgamationCo and Fairquest providing Fairquest the right to farm in on certain lands of AmalgamationCo;

"**Fairquest Performance Shares**" means the performance shares issued by Fairquest which are convertible into common shares of Fairquest, as more particularly described in the Information Circular;

"**Fairquest Share Notes**" means the unsecured promissory notes having substantially the terms summarized in Schedule B to the Plan of Arrangement issuable by AcquisitionCo under the Arrangement;

"**Fairquest Shares**" means common shares in the capital of Fairquest;

"**Fairquest Warrants**" means common share purchase warrants of Fairquest to be issued pursuant to the Initial Private Placement, as more particularly described in the Information Circular;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Initial Private Placement**" means the proposed sale by a private placement of up to 4,740,000 Units by Fairquest issued at a price of $2.11 per Unit and up to 1,000,000 Fairquest Performance Shares issued at a price of $0.01 per share, as more particularly described in the Information Circular;

"**Information Circular**" means the information circular and proxy statement of Fairborne to be dated on or about April 27, 2005, together with all appendices thereto, distributed to Securityholders in connection with the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Meeting**" means the annual and special meeting of holders of Common Shares and Options to be held to consider, among other things, the Arrangement, and any adjournments thereof;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1, as amended or supplemented from time to time in accordance with the terms thereof;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Securityholders**" means, collectively, the Common Shareholders and the Optionholders;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 3 hereto;

"**Technical Services Agreement**" means the agreement to be entered into on or prior to the Effective Date between Fairquest and Fairborne, pursuant to which Fairborne will provide services to Fairquest and Fairquest will provide services to Fairborne;

"**Trust**" means Fairborne Energy Trust, a trust established under the laws of the Province of Alberta;

"**TSX**" means the Toronto Stock Exchange;

"**Trust Unit**" means a unit of the Trust issued by the Trust;

"**Units**" means a unit comprised of one (1) Fairquest Share and one (1) Fairquest Warrant;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date substantially in the form set out in Exhibit 4 hereto.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Exhibit 1 - Plan of Arrangement
Exhibit 2 - Exchangeable Share Provisions to be Included in the Articles of AcquisitionCo
Exhibit 3 - Support Agreement
Exhibit 4 - Voting and Exchange Trust Agreement

1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 Covenants of Fairborne

Fairborne covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Fairborne Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo, ExchangeCo, Fairquest and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Fairborne Arrangement Resolution by the Common Shareholders and by the Optionholders, voting as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo, ExchangeCo, Fairquest and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options or Fairborne Warrants in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(n) prior to the Effective Date, make application to list the Fairquest Shares and the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX.

2.2 Covenants of Fairquest

Fairquest covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the Fairquest Arrangement Resolution is passed;

(e) until the Effective Date, other than as contemplated herein or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, other than pursuant to the Initial Private Placement or as contemplated herein or in the Information Circular, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, AcquisitionCo, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to Fairquest;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, ExchangeCo, the Trust or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(l) prior to the Effective Date, cooperate with Fairborne in making the application to list the Fairquest Shares on the TSX.

2.3 Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the AcquisitionCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to AcquisitionCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, ExchangeCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.4 Covenant of ExchangeCo

ExchangeCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the ExchangeCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to ExchangeCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, AcquisitionCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.5 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, Fairquest, ExchangeCo or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing fund documents as the same exist at the date of this Agreement without the prior consent of Fairborne;

(h) prior to the Effective Date, cooperate with Fairborne in making the application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX; and

(i) reserve and authorize for issuance the Trust Units which are to be issued from time to time upon exchange of the Exchangeable Shares.

2.6 Additional Covenants

Each of the Trust, AcquisitionCo and ExchangeCo further covenants and agrees as follows:

(a) prior to completion of the Initial Private Placement, Fairborne and Fairquest shall execute and deliver the Technical Services Agreement;

(b) on or prior to the Effective Date, Fairquest will, subject to approval of holders of Fairborne Common Shares as contemplated in the Information Circular, complete the Initial Private Placement;

(c) on the Effective Date, the Trust, AcquisitionCo and ExchangeCo shall execute and deliver the Support Agreement containing the terms and conditions set forth in Exhibit 3, together with such other terms and conditions as may be agreed to by the parties acting reasonably;

(d) on the Effective Date, the Trust, AcquisitionCo, ExchangeCo and Computershare Trust Company of Canada shall execute and deliver the Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit 4, together with such other terms and conditions as may be agreed to by the parties acting reasonably; and

(e) immediately following the Effective Time, AmalgamationCo and Fairquest shall enter into the Farm-In Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Fairborne

Fairborne represents and warrants to and in favour of Fairquest, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairquest, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairborne is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series, of which a total of 49,212,508 Common Shares are issued and outstanding as at the date of this Agreement; and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at the date of this Agreement, up to a maximum of 3,771,250 Common Shares may be issued under the terms of the Options and a maximum of 1,960,000 Common Shares may be issued under the terms of the Fairborne Warrants;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne;

(ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairborne is a party or by which it is bound and which is material to Fairborne or to which any material property of Fairborne is subject, or result in the creation of any encumbrance upon any of the assets of Fairborne under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne, the breach of which would have a material adverse effect on Fairborne;

(e) except as disclosed to AcquisitionCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne, contemplated or threatened against or affecting Fairborne in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Fairborne and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of Fairborne enforceable against it in accordance with its terms;

(g) Fairborne is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Fairborne and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Fairborne has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Fairborne; and

(ii) the Board of Directors of Fairborne has recommended that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.2 Representations and Warranties of Fairquest

Fairquest represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairquest is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairquest;

(ii) except as previously disclosed in writing to AcquisitionCo and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairquest is a party or by which it is bound and which is material to Fairquest or to which any material property of Fairquest is subject, or result in the creation of any encumbrance upon any of the assets of Fairquest under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairquest, the breach of which would have a material adverse effect on Fairquest;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairquest, contemplated or threatened against or affecting Fairquest in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairquest, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairquest and this Agreement constitutes a valid and binding obligation of Fairquest enforceable in accordance with its terms;

(e) Fairquest is under no obligation, contractual or otherwise, to issue any Fairquest Shares or other securities, except as required pursuant to this Agreement and pursuant to the Initial Private Placement; and

(f) Fairquest has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Fairborne, ExchangeCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, ExchangeCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of Exchangeable Shares having the terms and conditions substantially as set forth in Exhibit 2, of which as at the date hereof only 100 common shares and are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

(ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable in accordance with its terms;

(f) AcquisitionCo is under no obligation, contractual or otherwise, to issue any AcquisitionCo shares or other securities, except as required pursuant to this Agreement; and

(g) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.4 Representations and Warranties of ExchangeCo

ExchangeCo represents and warrants to and in favour of Fairborne, AcquisitionCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) ExchangeCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of ExchangeCo consists, or will consist as of the Effective Date, of an unlimited number of common shares of which as at the date hereof only 100 common shares and are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of ExchangeCo;

(ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which ExchangeCo is a party or by which it is bound and which is material to ExchangeCo or to which any material property of ExchangeCo is subject, or result in the creation of any encumbrance upon any of the assets of ExchangeCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to ExchangeCo, the breach of which would have a material adverse effect on ExchangeCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of ExchangeCo, contemplated or threatened against or affecting ExchangeCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of ExchangeCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of ExchangeCo and this Agreement constitutes a valid and binding obligation of ExchangeCo enforceable in accordance with its terms;

(f) ExchangeCo is under no obligation, contractual or otherwise, to issue any ExchangeCo shares or other securities, except as required pursuant to this Agreement; and

(g) ExchangeCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.5 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and Fairquest as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo and Fairquest are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Fairborne or Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the Trust has no subsidiaries other than AcquisitionCo and ExchangeCo, and the Trust owns all issued and outstanding shares of AcquisitionCo and ExchangeCo;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms;

(f) a total of one (1) Trust Unit is issued and outstanding and, except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(g) the Trust has not carried on any activity since it was settled other than as provided for herein.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, not later than July 31, 2005 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Fairborne Reorganization Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Technical Services Agreement shall have been entered into prior to completion of the Initial Private Placement;

(d) the Initial Private Placement shall have been completed by Fairquest for gross proceeds of not less than $10,000,000;

(e) the Fairborne Warrants shall all have been exercised and shall no longer be outstanding;

(f) the Final Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust acting reasonably not later than July 31, 2005 or such later date as the parties hereto may agree;

(g) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(h) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(i) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, of the Autorité des marchés financiers and the consents and approvals from Fairborne's principal lenders;

(j) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order; and

(k) the approval of the TSX to the listing of the Trust Units and Fairquest Shares to be issued pursuant to the Arrangement and the Initial Private Placement shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Additional Conditions to Obligations of Fairborne and Fairquest

In addition to the conditions contained in Section 4.1, the obligation of Fairborne and Fairquest to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Fairborne shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

4.3 Additional Conditions to Obligations of AcquisitionCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Fairborne and Fairquest to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Fairborne and Fairquest contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Fairquest or Fairborne or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Fairborne and BOGL, addressed to:

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(b) Fairquest, addressed to:

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(c) ExchangeCo, addressed to:

Fairborne ExchangeCo Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(d) AcquisitionCo, addressed to:

Fairborne Acquisition Corp.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(e) the Trust, addressed to:

Fairborne Energy Trust
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate it is executed and delivered by all parties; and

(b) on August 1, 2005, if the Certificate is not issued on or before July 31, 2005, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.3 Exclusivity

None of the covenants of Fairborne contained herein shall prevent the board of directors of Fairborne from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its shareholders with respect thereto which in the judgement of the board of directors of Fairborne acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

7.5 Severability

If anyone or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Time of Essence

Time shall be of the essence.

7.7 Liability of the Trust

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

FAIRBORNE ENERGY LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE ACQUISITION CORP.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE EXCHANGECO LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**

Per: (signed) *"Jacqueline Spink"*

Per: (signed) *"Laura Leong"*

EXHIBIT 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(c) "**AcquisitionCo Exchangeable Shares**" means the exchangeable shares of AcquisitionCo with the rights, privileges and restrictions as substantially set forth in Schedule D hereto;

(d) "**AcquisitionCo Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo under the Arrangement in a principal amount per AcquisitionCo Note initially equal to 91% of the closing price of the Fairborne Common Shares on the Toronto Stock Exchange on the last trading day prior to the Effective Date,

(e) "**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to Section 3.1(k);

(f) "**Ancillary Rights**" means: (i) the optional exchange rights granted to the Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause ExchangeCo to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), or upon a Call Right (as defined in the Voting and Exchange Trust Agreement) being exercisable and the Trust and AmalgamationCo electing not to exercise such Call Right; (ii) the Automatic Redemption Rights (as defined in the Voting and Exchange Trust Agreement); and (iii) the Special Voting Right (as defined in the Trust Indenture);

(g) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(h) "**Arrangement Agreement**" means the arrangement agreement dated as of April 25, 2005 between Fairborne, AcquisitionCo, Fairquest, ExchangeCo and the Trust with respect to the Arrangement, and all amendments thereto;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(j) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

(k) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

(l) "**Class B Preferred Share Note**" means the unsecured, subordinated promissory note issued by Fairborne to Fairquest in satisfaction of the redemption of all of the Class B Preferred Shares;

(m) "**Class B Preferred Shares**" means the Class B Preferred Shares of Fairborne with the rights, privileges and restrictions as substantially set forth in Schedule C hereto;

(n) "**Class B Preferred Share Stated Capital**" shall have the meaning ascribed thereto in Section 3.1(c)(ii);

(o) "**Court**" means the Court of Queen's Bench of Alberta;

(p) "**Depositary**" means Computershare Trust Company of Canada, or such other trust company as may be designated by Fairborne;

(q) "**Dissent Rights**" means the right of a Fairborne Shareholder and Fairborne Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(r) "**Dissenting Optionholders**" means registered Fairborne Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(s) "**Dissenting Securityholders**" means Dissenting Optionholders and Dissenting Shareholders, collectively;

(t) "**Dissenting Shareholders**" means registered Fairborne Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(u) "**Effective Date**" means the date on which the Arrangement is effective under the ABCA;

(v) "**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(w) "**Election Deadline**" means 4:30 p.m. (Calgary time) on May 20, 2005 or, if the Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned Meeting;

(x) "**Eligible Holder**" means a Fairborne Shareholder that is not a Non-Resident Shareholder or a Tax-Exempt Shareholder;

(y) "**Exchangeable Share Maximum**" means the maximum number of AcquisitionCo Exchangeable Shares and Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 AcquisitionCo Exchangeable Shares or Exchangeable Shares, as the case may be, as determined by the board of directors of Fairborne prior to the Effective Time;

(z) "**Exchangeable Shares**" means the exchangeable shares of AmalgamationCo with the rights, privileges and restrictions as substantially set forth in Schedule D hereto;

(aa) "**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

(bb) "**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA;

(cc) "**Fairborne Arrangement Resolution**" means the special resolution in respect of, among other things, the Arrangement in substantially the form attached as Appendix B to the Information Circular to be voted upon by Fairborne Shareholders and Optionholders at the Meeting;

(dd) "**Fairborne Common Shares**" means common shares of Fairborne;

(ee) "**Fairborne New Common Share**" means a Class A common share of Fairborne issued under Section 3.1(c), with the rights, privileges and restrictions as substantially set forth in Schedule B hereto;

(ff) "**Fairborne Options**" means the outstanding stock options, whether or not vested, to acquire Fairborne Common Shares and "**Fairborne Optionholders**" means the holders from time to time of Fairborne Options;

(gg) "**Fairborne Shareholder**" means a holder of Fairborne Common Shares or Fairborne New Common Shares, as the context requires;

(hh) "**Fairquest**" means Fairquest Energy Ltd., a corporation incorporated under the ABCA;

(ii) "**Fairquest Assets**" means the assets transferred to Fairquest pursuant to the Arrangement;

(jj) "**Fairquest Common Shares**" means the common shares of Fairquest;

(kk) "**Fairquest Conveyance**" means the transactions whereby Fairborne and other entities under Fairborne's control will convey the Fairquest Assets to Fairquest in consideration for the Fairquest Note;

(ll) "**Fairquest Note**" means the unsecured, subordinated promissory note issued by Fairquest to Fairborne in satisfaction of the purchase price under the Fairquest Conveyance;

(mm) "**Final Order**" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(nn) "**Information Circular**" means the information circular and proxy statement to be prepared by Fairborne and forwarded as part of the proxy solicitation materials to holders of Fairborne Common Shares and Fairborne Options in respect of the Meeting;

(oo) "**Interim Order**" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(pp) "**Letter of Transmittal**" means either of the Letter of Transmittals enclosed with the Information Circular pursuant to which Fairborne Shareholders are required to deliver certificates representing Fairborne Common Shares;

(qq) "**Meeting**" means the special meeting of Fairborne Shareholders and Fairborne Optionholders to be held on May 26, 2005 and any adjournments thereof to consider and vote on the Fairborne Arrangement Resolution;

(rr) "**Non-Resident Shareholder**" means a Fairborne Shareholder that is: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(ss) "**Note Indenture**" means the note indenture to be made among Fairborne, AcquisitionCo and the Note Trustee governing the issuance of the AcquisitionCo Notes;

(tt) "**Note Trustee**" means Computershare Trust Company of Canada;

(uu) "**Person**" means any individual, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(vv) "**Registrar**" means the Registrar appointed under section 263 of the ABCA;

(ww) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulation promulgated thereunder;

(xx) "**Tax-Exempt Shareholder**" means a Fairborne Shareholder that is exempt from tax under Part I of the Tax Act;

(yy) "**Trust**" means Fairborne Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

(zz) "**Trustee**" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

(aaa) "**Trust Indenture**" means the trust indenture dated as of April 20, 2005 between the Trustee and Fairborne, as amended from time to time;

(bbb) "**Trust Unit**" or "**Unit**" means a unit of the Trust; and

(ccc) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement:

1.6 Schedule A – Terms of AcquisitionCo Notes
Schedule B – Fairborne New Common Share Provisions
Schedule C – Class B Preferred Share Provisions
Schedule D – Terms of the Exchangeable Shares

1.7 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Fairborne Shareholders; (ii) the Fairborne Optionholders; (iii) Fairborne; (iv) the Trust; (v) Fairquest; and (vi) AcquisitionCo.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Fairborne Common Shares and Fairborne Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Fairborne other than the right to be paid the fair value of their Fairborne Common Shares and Fairborne Options by AcquisitionCo;

(b) the deficit of Fairborne, if any, shall be eliminated by a reduction, without payment, of the stated capital of the Fairborne Common Shares in the amount of such deficit;

(c) the Fairborne New Common Shares and the Class B Preferred Shares shall be created as new classes of shares of Fairborne and each Fairborne Common Share will be exchanged and cancelled pursuant to a reorganization of the capital of Fairborne for one (1) Fairborne New Common Share and one (1) Class B Preferred Share and the stated capital of each:

(i) Fairborne New Common Share shall be set at the paid-up capital of each Fairborne Common Share exchanged less the Class B Preferred Share Stated Capital;

(ii) Class B Preferred Shares shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Capital");

(d) subject to Sections 3.2 and 3.3 of this Plan of Arrangement, each Fairborne New Common Share held by Eligible Holders will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Fairborne New Common Shares and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit or one (1.0) AcquisitionCo Exchangeable Share (together with the Ancillary Rights);

(e) each Fairborne New Common Share held by Shareholders that are not Eligible Holders will be transferred to AcquisitionCo and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit;

(f) AcquisitionCo will issue one (1) AcquisitionCo Note to the Trust for each Trust Unit issued pursuant to Sections 3.1(d) and (e);

(g) each Class B Preferred Share will be transferred to Fairquest in exchange for 0.333 of a Fairquest Common Share;

(h) the Fairquest Conveyance shall become effective and Fairquest shall deliver the Fairquest Note to Fairborne in satisfaction of the purchase price;

(i) Fairborne shall redeem all of the Class B Preferred Shares held by Fairquest in consideration of the Class B Preferred Share Note;

(j) Fairborne shall transfer the Fairquest Note to Fairquest and Fairquest shall transfer the Class B Preferred Share Note to Fairborne and the Fairquest Note and Class B Preferred Share Note shall set-off against each other and be cancelled;

(k) Fairborne and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

 (i) the stated capital of the Fairborne New Common Shares shall be reduced, without payment, to $1.00 in aggregate immediately prior to the amalgamation;

 (ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo except that authorized capital of AmalgamationCo shall consist of an unlimited number of common shares, an unlimited number of exchangeable shares with the rights, privileges and restrictions as substantially set forth in Schedule D, issuable in series, and the name of AmalgamationCo shall be "Fairborne Energy Ltd.";

 (iii) all of the shares of Fairborne which are owned by AcquisitionCo shall be cancelled without any repayment of capital;

 (iv) the shares of AcquisitionCo shall be cancelled and the following shares of AmalgamationCo shall be issued:

  (A) one hundred (100) common shares of AmalgamationCo shall be issued to the Trust; and

  (B) one (1.0) Exchangeable Share shall be issued for each issued and outstanding AcquisitionCo Exchangeable Share;

 (v) for greater certainty, the AcquisitionCo Notes of AcquisitionCo shall survive and continue to be AcquisitionCo Notes of AmalgamationCo without amendment;

 (vi) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

 (vii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

 (viii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(ix) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(x) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xi) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xiii) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xiv) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(l) each Fairborne Option (whether vested or unvested) shall cease to represent the right to acquire Fairborne Common Shares (or other securities pursuant to the terms thereof) and each Fairborne Option shall only entitle the holder to acquire one (1.0) Trust Unit for each Fairborne Common Share which the holder was previously entitled to acquire under the Fairborne Option at a price per Trust Unit equal to the existing exercise price less an amount equal to the Class B Preferred Share Stated Capital; and

(m) the stated capital account of the Fairquest Common Shares shall be reduced, without payment, by the amount of the deficit as shown on the balance sheet of Fairquest as at the Effective Date.

3.2 Subject to Section 3.3, with respect to the election required to be made by an Eligible Holder pursuant to Section 3.1(d):

(a) each of such holders of Fairborne New Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder's election, together with certificates representing such holder's Fairborne Common Shares; and

(b) any holder of Fairborne New Common Shares who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal or to elect to exchange Fairborne New Common Shares as contemplated by Section 3.1(d), shall be deemed to have elected to receive only Trust Units for each such holder's former Fairborne New Common Shares.

3.3 For greater certainty, with respect to any election required to be made by an Eligible Holder pursuant to Section 3.1(d), such holder may elect to receive either Trust Units or AcquisitionCo Exchangeable Shares (together with Ancillary Rights) or a combination thereof in exchange for the aggregate number of Fairborne New Common Shares in respect of which such an election is made provided, however, each individual Fairborne New Common Share may only be exchanged for either Trust Units or AcquisitionCo Exchangeable Shares (together with Ancillary Rights). In the event that the aggregate number of AcquisitionCo Exchangeable Shares that would, but for this Section 3.3, be issued to holders of Fairborne New Common Shares pursuant to Section 3.1(d), exceed the Exchangeable Share Maximum, then the number of AcquisitionCo Exchangeable Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of AcquisitionCo Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is the Exchangeable Share Maximum and the denominator of which is the aggregate number of AcquisitionCo Exchangeable Shares otherwise issuable to all holders rounded to six digits; and a number of Trust Units will be issued to such holder as is necessary to ensure that the number of AcquisitionCo Exchangeable Shares and Trust Units issued for Fairborne New Common Shares of such holder, as applicable, is equal to the number of such Fairborne New Common Shares.

3.4 With respect to each holder of Fairborne Common Shares and Fairborne Options (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) upon the exchange of Fairborne Common Shares for Fairborne New Common Shares and Class B Preferred Shares pursuant to Section 3.1(c):

(i) such former holder of Fairborne Common Shares shall be added to the register of holders of Fairborne New Common Shares and the name of such holder shall be removed from the register of holders of Fairborne Common Shares as it relates to the Fairborne Common Shares so exchanged; and

(ii) such former holder of Fairborne Common Shares shall be added to the register of holders of Class B Preferred Shares;

(b) upon the exchange of Fairborne New Common Shares for Trust Units, AcquisitionCo Exchangeable Shares (together with the Ancillary Rights) or a combination thereof pursuant to Section 3.1(d), subject to Section 3.3:

(i) such holder shall cease to be a holder of the Fairborne New Common Shares so exchanged and the name of such holder shall be removed from the registers of holders of Fairborne New Common Shares as they relate to the Fairborne New Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Fairborne New Common Shares so exchanged and shall be added to the registers of holders of Fairborne New Common Shares;

(iii) AcquisitionCo shall allot and issue to such holder the number of AcquisitionCo Exchangeable Shares (together with the Ancillary Rights) issuable to such holder on the basis set forth in Section 3.1(d) and the name of such holder shall be added to the register of holders of AcquisitionCo Exchangeable Shares; and

(iv) the Trust shall allot to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(d);

(c) upon the exchange of Fairborne New Common Shares for Trust Units pursuant to Section 3.1(e):

(i) such holder shall cease to be a holder of the Fairborne New Common Shares so exchanged and the name of such holder shall be removed from the registers of holders of Fairborne New Common Shares as they relate to the Fairborne New Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Fairborne New Common Shares so exchanged and shall be added to the registers of holders of Fairborne New Common Shares; and

(iii) the Trust shall allot to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(e);

(d) upon the issuance of AcquisitionCo Notes for Trust Units pursuant to Section 3.1(f):

(i) the Trust shall become the holder of the AcquisitionCo Notes on the basis set forth in Section 3.1(f) and shall be added to the register of holders of AcquisitionCo Notes as it relates to the AcquisitionCo Notes so issued; and

(ii) the Trust shall issue to the holders entitled to such Trust Units pursuant to Sections 3.1(d) and (e) the number of Trust Units issuable to such holders on the basis set forth in Sections 3.1(d) and (e) and the names of such holders shall be added to the register of holders of Trust Units;

(e) upon the exchange of Class B Preferred Shares for Fairquest Common Shares pursuant to Section 3.1(g):

(i) such holder shall cease to be a holder of the Class B Preferred Shares so exchanged and the name of such holder shall be removed from the register of holders of Class B Preferred Shares as it relates to the Class B Preferred Shares so exchanged;

(ii) Fairquest shall become the holder of the Class B Preferred Shares so exchanged and shall be added to the register of holders of Class B Preferred Shares; and

(iii) Fairquest shall allot and issue to such holder the number of Fairquest Common Shares issuable to such holder on the basis set forth in Section 3.1(g) and the name of such holder shall be added to the register of holders of Fairquest Common Shares;

(f) upon the amalgamation of Fairborne and AcquisitionCo pursuant to Section 3.1(k) AmalgamationCo shall allot and issue to the former holders of AcquisitionCo Exchangeable Shares one (1) Exchangeable Share for each AcquisitionCo Exchangeable Share previously held; and

(g) each Fairborne Option shall be and be deemed to have been amended to entitle the holder only to acquire Trust Units on the basis set forth in Section 3.1(l) hereof and such Fairborne Option shall cease to entitle the holder to acquire any Fairborne Common Shares.

3.5 An Eligible Holder who elects, in whole or in part, to receive AcquisitionCo Exchangeable Shares (and Ancillary Rights) in exchange for Fairborne New Common Shares shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by such holder of Fairborne New Common Shares for AcquisitionCo Exchangeable Shares (and Ancillary Rights) by providing two signed copies of the necessary election forms to AmalgamationCo within 120 days following the Effective Date, duly completed with the details of the number of Fairborne New Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Fairborne Common Shares within 60 days after the receipt thereof by AmalgamationCo for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). AmalgamationCo will not be responsible for the proper completion and filing of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 120 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Fairborne Common Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairborne Common Shares represented by such certificates.

4.2 From and after the Effective Time, the option agreements providing for the Fairborne Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairborne Options represented by such option agreements.

4.3 AmalgamationCo and Fairquest shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Fairborne Common Shares of a duly completed Letter of Transmittal and the certificates representing such Fairborne Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units, Exchangeable Shares and/or Fairquest Common Shares issued to such holder under the Arrangement.

4.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Fairborne Common Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, AmalgamationCo and Fairquest and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust, AmalgamationCo and Fairquest and their respective transfer agents, or shall otherwise indemnify the Trust, AmalgamationCo and Fairquest and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate, or be used for payment of all applicable taxes. Subject to Section 4.6, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.6 Any certificate formerly representing Fairborne Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Fairborne Common Shares to receive certificates representing: (i) Trust Units (or any distributions thereon) or (ii) or Fairquest Common Shares. In such case, such Trust Units shall be returned to the Trust for cancellation, any distributions in respect thereof and any interest thereon shall be delivered to the Trust and any such Fairquest Common Shares shall be returned to Fairquest for cancellation.

4.7 No certificates representing fractional Trust Units, Exchangeable Shares or Fairquest Common Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Trust Unit, Exchangeable Shares or Fairquest Common Share, each registered holder of Fairborne Common Shares otherwise entitled to a fractional interest in a Trust Unit, Exchangeable Share or Fairquest Common Share will receive the nearest whole number of Trust Units, Exchangeable Shares or Fairquest Common Shares, as the case may be.

ARTICLE 5
DISSENTING SECURITYHOLDERS

5.1 Each registered holder of Fairborne Common Shares and Fairborne Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Fairborne Common Shares or Fairborne Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Fairborne Common Shares or Fairborne Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Fairborne Common Shares or Fairborne Options, as applicable, shall be deemed to have transferred the holder's Fairborne Common Shares or Fairborne Options to AcquisitionCo for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Fairborne Common Shares or Fairborne Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Fairborne Common Shares or Fairborne Options, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Fairborne Common Shares or Fairborne Options, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Fairborne Common Shares and Fairborne Options at the Meeting or, if not the same day, the day the last approval is obtained; but in no event shall Fairborne, AcquisitionCo, AmalgamationCo or Fairquest be required to recognize such Dissenting Securityholder as shareholders or optionholders of Fairborne, AcquisitionCo, AmalgamationCo or Fairquest after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1 Fairborne may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Fairborne Common Shares and Fairborne Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fairborne at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Fairborne may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Trust, AmalgamationCo and Fairquest, provided that it concerns a matter which, in the reasonable opinion of the Trust, AmalgamationCo and Fairquest, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, AmalgamationCo, Fairquest or any former holder of Fairborne Common Shares or Fairborne Options.

SCHEDULE A
TERMS OF ACQUISITIONCO NOTES

1. Issuance

Under the Arrangement, AcquisitionCo shall create and issue the AcquisitionCo Notes (the "Notes") on the Effective Date.

2. Global Note Certificate

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust.

3. Unsecured Notes and Interest

The Notes are repayable on demand, unsecured and bear interest at •% per annum, which may be adjusted from time to time in the circumstances provided in the Note. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is due on •, 2005 for the period commencing on the Effective Date and ending on •, 2005. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

4. Maturity Payment

Payable on the earlier of: (i) the date repayment is demanded; and (ii) December 31, •, subject to extension in the limited circumstances.

5. Subordination

AcquisitionCo may prepay all or any portion of the Notes and in that case AcquisitionCo shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of AcquisitionCo under the Notes (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that AcquisitionCo is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means (a) all indebtedness, obligations and liabilities of AcquisitionCo in respect of Borrowed Money (as defined in the Notes) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo other than indebtedness obligations and liabilities to the holders of Note and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

SCHEDULE B
CLASS A COMMON SHARE PROVISIONS

The unlimited number of Class A common shares ("Class A Common Shares") of Fairborne Energy Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Stated Capital

   The initial stated capital of each Class A Common Share shall be set at paid-up capital of each Fairborne Common Share less the Class B Preferred Share Stated Capital;

2. Notice and Voting

   The holders of Class A Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class A Common Shares as such);

3. Dividends

   The holders of Class A Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Class A Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Class A Common Shares in respect of dividends, and provided that the payment of any such dividends does not reduce the value of Class B preferred shares of the Corporation below the Redemption Price (as defined in the rights, privileges, restrictions and conditions attaching to the Class B preferred shares) thereof; and

4. Liquidation

   The holders of Class A Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to the Class B Shares, to share rateably, together with the holders of Fairborne Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Class A Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

SCHEDULE C
CLASS B PREFERRED SHARE PROVISIONS

The unlimited number of Class B preferred shares ("Class B Shares") of Fairborne Energy Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Stated Capital

The stated capital of the Class B Shares shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Value").

2. Notice and Voting

The holders of the Class B Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class B Shares as such).

3. Dividends

The holders of Class B Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Class B Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of dividends.

4. Liquidation

The holders of Class B Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of return of capital on dissolution, to receive, in respect of return of capital on dissolution, a priority return per Class B Share equal to the Redemption Price.

5. Redemption

5.1 Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Class B Shares at a price per share equal to Class B Preferred Share Stated Value (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

5.2 In case only a part of the then outstanding Class B Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Class B Shares or in such other manner as the board of directors of the Corporation deems reasonable.

5.3 On any redemption of Class B Shares under this Section 5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Class B Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Class B Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Class B Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

5.4 The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Class B Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Class B Shares to be redeemed.

5.5 If a part only of the Class B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.6 At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Class B Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

5.7 From and after the Redemption Date, the Class B Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

5.8 Class B Shares which are redeemed or deemed to be redeemed in accordance with this Section 5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

6. Retraction

6.1 A holder of Class B Shares shall have the right, at his option, at any time or times, to require the Corporation to redeem at a price per share equal to the Redemption Value thereof, together with all accrued and unpaid dividends thereof up to the Retraction Date (as hereinafter defined) (the whole amount being herein referred to as the "Retraction Price"), all or any of such shares which are registered in such holder's name on the books of the Corporation. Such right shall be exercised by the registered holder delivering to the Corporation at its registered office:

(a) a notice in writing executed by such holder (the "Retraction Notice") specifying:

(i) the number of Class B Shares which such holder wishes to have redeemed by the Corporation; and

(ii) the business day on which such holder wishes to have the Corporation redeem such shares (the "Retraction Date"), which day shall not be less than 21 days from the date the Retraction Notice is received by the Corporation; and

(b) a share certificate or certificates representing such shares, duly endorsed, which such holder wishes to have the Corporation redeem.

6.2 Upon receipt of the documents set out in Section 6.1, the Corporation shall, on the Retraction Date, pay the Retraction Price for each Class B Share to be redeemed (less any tax required to be withheld by the Corporation). Such payment shall be made either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; or (ii) by way of a promissory note. Such shares shall be redeemed on the Retraction Date, and from and after the Retraction Date, the holder of such shares being redeemed shall cease to be entitled to dividends, and shall not be entitled to exercise any rights in respect thereof, unless payment of the Retraction Price is not made on the Retraction Date, in which event the rights of such holders shall remain unaffected until the Retraction Price has been paid in full.

6.3 Class B Shares which are retracted or deemed to be retracted in accordance with this Section 6 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

SCHEDULE D
EXCHANGEABLE SHARE PROVISIONS

Please see Appendix D to this Information Circular.

APPENDIX D

EXCHANGEABLE SHARE PROVISIONS

EXCHANGEABLE SHARE PROVISIONS

Fairborne Acquisition Corp. (the "Corporation") is authorized to issue an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The Series A Exchangeable Shares, as a series, shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Annual Redemption**" has the meaning given to that term in Section 5.1(d) of these share provisions;

"**Annual Redemption Date**" means any date that is within the first 90 days of any calendar year commencing in 2006;

"**Automatic Redemption**" has the meaning given to that term in Section 5.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the tenth anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Notice**" has the meaning given to that term in Section 4.3 of these share provisions;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Fairborne Acquisition Corp., a corporation incorporated under the Act, and where the context requires, its successors (including Fairborne Energy Ltd., the corporation resulting from the amalgamation of the Corporation and Fairborne Energy Ltd.);

"**Cumulative Dividend Amount Exchange Ratio**", at any time, shall equal the Exchange Ratio at such time less one;

"**Current Market Price**" means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 5 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Current Market Price of a Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable five trading days by (b) the total number of Units sold on such stock exchange or system during such period;

"**De Minimus Redemption**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**Distribution**" means a distribution paid by Fairborne in respect of the Units, expressed as an amount per Unit, and, for greater certainty, does not include a distribution of additional Units pursuant to Sections 5.5 or 5.9 of the Trust Indenture;

"**Distribution Payment Date**" means a date on which a Distribution is paid to Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"**Distribution Record Date**" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**Dividend Record Date**" has the meaning given to that term in Section 3.3 of these share provisions;

"**Effective Date**" means June 1, 2005 or such other date as may be designated by the Board of Directors;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the Series A non-voting exchangeable shares in the capital of the Corporation, *having the rights, privileges, restrictions and conditions set forth herein;*

"**Fairborne ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the Act;

"**Fairborne**" means the Fairborne Energy Trust, a trust established under the laws of Alberta;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**LCR Exercising Party**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Liquidation Amount**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Offer**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Optional Redemption**" has the meaning given to that term in Section 5.1(b) of these share provisions;

"**Optional Redemption Date**" means any date that is after the first anniversary of the Effective Date;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Promissory Note**" means the promissory note of the Corporation in favour of Fairborne dated the Effective Date;

"**Purchase Price**" has the meaning given to that term in Section 4.3 of these share provisions;

"**RCR Exercising Party**", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Date**" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"**Redemption Offer**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Unit on the last Business Day prior to such Redemption Date;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Retracted Shares**" has the meaning given to that term in Section 4.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Date**" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"**Retraction Offer**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Price**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Support Agreement**" means the agreement made among Fairborne, Fairborne ExchangeCo and the Corporation dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by Fairborne to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**Unitholders**" means holders of Units;

"**Units**" means the trust units of Fairborne as constituted on the Effective Date;

"**U.S. Person**" means a U.S. Person as defined in Rule 902(k) under Regulation S;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**Voting and Exchange Trust Agreement**" means the agreement made among Fairborne, Fairborne ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Fairborne from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time, and exclusive of any other shares of the Corporation, out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Fairborne nor Fairborne ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall, subject to Article 14, be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Fairborne and Fairborne ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Fairborne's and Fairborne ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Fairborne or Fairborne ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Fairborne or Fairborne ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 Fairborne ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Fairborne and Fairborne ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Fairborne and Fairborne ExchangeCo in respect of the holder's Retracted Shares by providing to Fairborne and Fairborne ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Fairborne or Fairborne ExchangeCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Fairborne and Fairborne ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Fairborne or Fairborne ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Fairborne nor Fairborne ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Fairborne or Fairborne ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Fairborne or Fairborne ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Fairborne nor Fairborne ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 Subject to Article 14, the Corporation, Fairborne or Fairborne ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Fairborne or Fairborne ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Fairborne or Fairborne ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Fairborne nor Fairborne ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Fairborne or Fairborne ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Fairborne or Fairborne ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Fairborne nor Fairborne ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by Fairborne and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 40% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Fairborne and Fairborne ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Fairborne or Fairborne ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Fairborne or Fairborne ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and/or by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Subject to Article 14, payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom.

Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Units or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Fairborne and Fairborne ExchangeCo (the "Redemption Offer") the overriding right (Fairborne's and Fairborne ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Fairborne or Fairborne ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Fairborne and Fairborne ExchangeCo by sending or causing to be sent to Fairborne and Fairborne ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Fairborne ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Fairborne or Fairborne ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Fairborne nor Fairborne ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder, subject to Article 14, that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Fairborne or Fairborne ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Fairborne and Fairborne ExchangeCo (the "Liquidation Offer") the overriding right (Fairborne's and Fairborne ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Fairborne or Fairborne ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Fairborne ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Fairborne and Fairborne ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Fairborne or Fairborne ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Fairborne nor Fairborne ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or any series of exchangeable shares.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Fairborne or Fairborne ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Fairborne or Fairborne ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Units (the "Delivered Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Fairborne or Fairborne ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Units (where the fair market value of the Delivered Units is determined by multiplying the number of Delivered Units by the weighted average trading price of a Unit on the TSX for the ten trading days preceding the date of purchase by Fairborne or Fairborne ExchangeCo, as applicable, of such Delivered Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that, unless otherwise approved by the Corporation and the holders of Exchangeable Shares, the number of Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Fairborne:

(a) issues or distributes Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of stock distribution or other distribution, other than an issue of Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to holders of Units who exercise an option to receive distributions in Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Units entitling them to subscribe for or to purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Units:

(i) securities of Fairborne of any class other than Units (other than securities convertible into or exchangeable for or carrying rights to acquire Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Fairborne; or

(iv) assets of Fairborne other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Units into a greater number of Units; or

(e) other than as provided in the Support Agreement, reduces, combines, consolidates or changes the then outstanding Units into a lesser number of Units; or

(f) reclassifies or otherwise changes the Units or effects an amalgamation, merger, reorganization or other transaction affecting the Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT AND THE VOTING AND EXCHANGE TRUST AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Fairborne and Fairborne ExchangeCo with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Corporation, Fairborne and Fairborne ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement and Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreements for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreements as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreements which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Fairborne and Fairborne ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Fairborne and Fairborne ExchangeCo as therein provided.

13.3 The Corporation, Fairborne, Fairborne ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Fairborne, Fairborne ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions, the obligation of the Corporation, Fairborne or Fairborne ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Fairborne or Fairborne ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the *Income Tax* Act (Canada)), shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) is $•.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Fairborne, Fairborne ExchangeCo nor the Trustee shall deliver fractions of Units. Where the application of the provisions of these share provisions, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Series A Exchangeable Shares of Fairborne Acquisition Corp. represented by the enclosed certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Fairborne Acquisition Corp. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Fairborne Acquisition Corp. redeem in accordance with Article 4 of the Share Provisions:

☐ **ALL SHARE(S) REPRESENTED BY THE ENCLOSED CERTIFICATE; OR**

______________ **SHARE(S) OF THE SHARES REPRESENTED BY THE ENCLOSED CERTIFICATE.**

NOTE: The Retraction Date shall be on the date provided in the Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of Fairborne Energy Trust and Fairborne ExchangeCo Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Fairborne Energy Trust and Fairborne ExchangeCo Ltd. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Fairborne Energy Trust and Fairborne ExchangeCo Ltd., may be revoked and withdrawn by the undersigned only by notice in writing given to Fairborne Acquisition Corp. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

Unless the following box is checked, in the event that neither Fairborne Energy Trust nor Fairborne ExchangeCo Ltd. exercise the Retraction Call Right, the undersigned hereby instructs the Trustee to exercise the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Fairborne Energy Trust or Fairborne ExchangeCo Ltd. to purchase from the undersigned the Exchangeable Shares referred to above:

☐ The Undersigned hereby elects to NOT exercise the Exchange Rights in the circumstances described above.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Fairborne Acquisition Corp. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Fairborne or Fairborne ExchangeCo Ltd. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd. that the undersigned:

(a) is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada); or

(b) is a non-resident of Canada for the purposes of the *Income Tax Act* (Canada) and has delivered a certificate issued by the Canada Revenue Agency pursuant to section 116 of the *Income Tax Act* (Canada) having a "certificate limit" (as defined therein) of not less than the fair market value of the securities to be received by the undersigned in connection with this Notice (such certificate being herein called the "Certificate"), or if a Certificate has not been delivered, the undersigned has delivered to the Corporation sufficient funds to enable Fairborne Acquisition Corp., Fairborne Energy Trust or Fairborne ExchangeCo Ltd., as the case may be, to comply with section 116 of the Income Tax Act (Canada) and remit the required amount to the Receiver General of Canada and the undersigned acknowledges that any such amounts shall be treated for all purposes as having been paid to the undersigned.

The undersigned hereby represents and warrants to Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Fairborne Acquisition Corp., Fairborne Energy Trust or Fairborne ExchangeCo Ltd., as the case may be, free and clear of all liens, claims and encumbrances.

The undersigned hereby represents and warrants that the undersigned:

☐ is, or

(check one)

☐ is not

located in the United States or a resident of any country other than Canada, or is a partnership (other than a "Canadian partnership") within the meaning of the *Income Tax Act* (Canada). See note (2) below.

________________	________________________	________________________
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTES:

1. This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Fairborne Acquisition Corp. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

2. Notwithstanding anything contained in the Share Provisions, the obligation of Fairborne Acquisition Corp., Fairborne Energy Trust or Fairborne ExchangeCo Ltd. to pay the retraction price other than in circumstances where such amount is paid in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the *Income Tax Act* (Canada)), shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Date: ______________________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ______________________________

Street Address or P.O. Box: ______________________________

Social Insurance Number: ______________________________

Signature of Shareholder: ______________________________

City, Province and Postal Code: ______________________________

Signature Guaranteed by: ______________________________

NOTE: If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of Fairborne Acquisition Corp. represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of Fairborne Acquisition Corp., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

APPENDIX E

SUPPORT AGREEMENT

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of •, 2005.

AMONG:

FAIRBORNE ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Fairborne Energy Trust")

\- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo" or "Fairborne")

\- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, AcquisitionCo, ExchangeCo and Fairborne Energy Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Fairborne Energy Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered trust units ("Fairborne Trust Units") of Fairborne Energy Trust in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into Articles, Sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF FAIRBORNE ENERGY TRUST, EXCHANGECO AND ACQUISITIONCO

2.1 Covenants of Fairborne Energy Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Fairborne Energy Trust and ExchangeCo each agree that:

(a) Fairborne Energy Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Fairborne Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Fairborne Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Fairborne Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Fairborne Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Fairborne Energy Trust will not exercise its vote as a shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Segregation of Funds

Subject to the exercise by Fairborne Energy Trust or ExchangeCo of any of the Call Rights, Fairborne Energy Trust will cause AcquisitionCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AcquisitionCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AcquisitionCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Fairborne Energy Trust and ExchangeCo to comply with their respective obligations hereunder, AcquisitionCo will give Fairborne Energy Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by AcquisitionCo of notice of; and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Fairborne Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Fairborne Trust Units to any holder of Exchangeable Shares, subject to the exercise by Fairborne Energy Trust or ExchangeCo of any of the Call Rights, Fairborne Energy Trust shall forthwith issue and deliver the requisite Fairborne Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Fairborne Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Fairborne Trust Units

Fairborne Energy Trust covenants that if any Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Fairborne Energy Trust or ExchangeCo to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for purposes of Canadian federal or provincial securities law), Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Fairborne Energy Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for the purposes of Canadian federal and provincial securities law). Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Fairborne Energy Trust will not:

(i) issue or distribute additional Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) to the holders of all or substantially all of the then outstanding Fairborne Trust Units by way of stock distribution or other distribution, other than an issue of Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) to holders of Fairborne Trust Units who exercise an option to receive distributions in Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) in lieu of receiving cash distributions;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Fairborne Trust Units entitling them to subscribe for or to purchase Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units);

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Fairborne Trust Units:

(A) securities of Fairborne Energy Trust of any class other than Fairborne Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Fairborne Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Fairborne Energy Trust; or

(D) assets of Fairborne Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Fairborne Trust Units into a greater number of Fairborne Trust Units; or

(v) except as provided in Section 3.8 of the Trust Indenture, reduce, combine or consolidate or change the then outstanding Fairborne Trust Units into a lesser number of Fairborne Trust Units; or

(vi) reclassify or otherwise change the Fairborne Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Fairborne Trust Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares at meeting of holders of Exchangeable Shares.

(b) Fairborne Energy Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Fairborne Energy Trust (with simultaneous notice thereof to be given by Fairborne Energy Trust to AcquisitionCo).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Fairborne Trust Units (a "Bid") is proposed by Fairborne Energy Trust or is proposed to Fairborne Energy Trust or the holders of Fairborne Trust Units, and is recommended by the board of directors of Fairborne Energy Ltd. or the board of directors of AcquisitionCo, as applicable, or is otherwise effected or to be effected with the consent or approval of the board of directors of Fairborne Energy Ltd. or the board of directors of AcquisitionCo, as applicable, Fairborne Energy Trust or AcquisitionCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Fairborne Trust Units, without discrimination, including, without limiting the generality of the foregoing, Fairborne Energy Trust or AcquisitionCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Fairborne Energy Trust or AcquisitionCo or both or where Fairborne Energy Trust or AcquisitionCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Fairborne Energy Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Fairborne Energy Trust, ExchangeCo or any of their respective affiliates, Fairborne Energy Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo; provided that Fairborne Energy Trust will not be in violation of this provision if a party acquires all or substantially all of the assets of Fairborne Energy Trust.

2.9 Fairborne Energy Trust and ExchangeCo Not to Vote Exchangeable Shares

Fairborne Energy Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Fairborne Energy Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Fairborne Energy Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Fairborne Energy Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until AcquisitionCo no longer has any Exchangeable Shares issued and outstanding, neither Fairborne Energy Trust nor ExchangeCo nor any of its Affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Fairborne Energy Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Fairborne Energy Trust, ExchangeCo or any of their respective affiliates, Fairborne Energy Trust and ExchangeCo will formulate a policy respecting whether Fairborne Energy Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
FAIRBORNE ENERGY TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Fairborne Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Fairborne Energy Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Fairborne Energy Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Fairborne Energy Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Fairborne Energy Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Fairborne Energy Trust Successor, ExchangeCo and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Fairborne Energy Trust Successor shall possess and from time to time may exercise each and every right and power of Fairborne Energy Trust under this agreement in the name of Fairborne Energy Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Fairborne Energy Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Fairborne Energy Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Fairborne Energy Trust with or into Fairborne Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Fairborne Energy Trust provided that all of the assets of such subsidiary are transferred to Fairborne Energy Trust or another wholly-owned direct or indirect subsidiary of Fairborne Energy Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Fairborne Energy Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Fairborne Energy Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Fairborne Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Fairborne Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Fairborne Energy Trust, ExchangeCo and AcquisitionCo and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Fairborne Energy Trust, ExchangeCo, AcquisitionCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo and the board of directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of AcquisitionCo and ExchangeCo, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such boards of directors, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the board of directors of ExchangeCo and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of Fairborne Energy Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice) to Fairborne Energy Trust, AcquisitionCo or ExchangeCo to:

Fairborne Energy Trust
c/o Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: President and Chief Executive Officer
Facsimile No. (403) 290-7751

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Attornment

Each of Fairborne Energy Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary, ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Fairborne Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to parties hereto, the due and punctual performance and observance of each and every covenant and condition of this agreement to be performed and observed by ExchangeCo.

4.14 Liability of the Trust

The parties hereto acknowledge that Fairborne Energy Ltd. is entering into this agreement solely in its capacity as authorized attorney on behalf of Fairborne Energy Trust and the obligations of Fairborne Energy Trust hereunder shall not be personally binding upon Fairborne Energy Ltd. or any holder of Fairborne Trust Units and that any recourse against Fairborne Energy Trust, Fairborne Energy Ltd. or any holder of Fairborne Trust Units in any manner in respect of any indebtedness, obligation or liability of Fairborne Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

FAIRBORNE ENERGY TRUST,
by its authorized attorney,
Fairborne Energy Ltd.

By: ______________________
Name:
Title:

FAIRBORNE ACQUISITION CORP.

By: ______________________
Name:
Title:

FAIRBORNE EXCHANGECO LTD.

By: ______________________
Name:
Title:

APPENDIX F

VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of •, 2005.

AMONG:

FAIRBORNE ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Fairborne Energy Trust")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo" or "Fairborne")

- and –

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, AcquisitionCo, ExchangeCo and the Trust (such agreement, as it may be amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a voting and exchange trust agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**Affiliate**" has the meaning given to that term in the Securities Act;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Fairborne Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and outstanding and held by Beneficiaries on the record date of any meeting multiplied by (ii) the Equivalent Vote Amount;

"**Automatic Exchange Rights**" means the benefit of the obligation of Fairborne Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Fairborne Trust Units as defined in Section 5.12(c);

"**Beneficiary Votes**" has the meaning given to that term in Section 4.2;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Fairborne Energy Trust and ExchangeCo;

"**Board of Directors**" means the Board of Directors of AcquisitionCo and/or ExchangeCo, as the case may be, from time to time;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" has the meaning given to that term in the Share Provisions;

"**Current Market Price**" has the meaning given to that term in the Share Provisions;

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Fairborne Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Fairborne Trust Unit is entitled with respect to such matter, proposition or question;

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions;

"**Exchange Rights**" has the meaning given to that term in Section 5.1(a);

"**Exchange Rights Trigger Event**" has the meaning given to that term in Section 5.1(a);

"**Exchangeable Shares**" means the non-voting exchangeable shares of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"**Fairborne Consent**" has the meaning given to that term in Section 4.2;

"**Fairborne Liquidation Event**" has the meaning given to that term in Section 5.12(b);

"**Fairborne Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c);

"**Fairborne Meeting**" has the meaning given to that term in Section 4.2;

"**Fairborne Successor**" has the meaning given to that term in Section 10.1(a);

"**Fairborne Trust Units**" means the trust units of Fairborne Energy Trust as constituted on the date hereof;

"**Fairborne Unitholders**" means the registered holders of Fairborne Trust Units from time to time;

"**Indemnified Parties**" has the meaning given to that term in Section 8.1;

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by

AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Officer's Certificate**" means, with respect to AcquisitionCo, a certificate signed by any officer or director of AcquisitionCo.

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the Plan of Arrangement substantially in the form set out in Schedule A to the Arrangement Agreement, as amended or supplemented from time to time;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AcquisitionCo;

"**Special Voting Unit**" means the one special voting unit of Fairborne Energy Trust, issued by Fairborne Energy Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Fairborne Unitholders equal to the Aggregate Equivalent Vote Amount;

"**Support Agreement**" means that certain support agreement made as of even date herewith among Fairborne Energy Trust, AcquisitionCo and ExchangeCo;

"**Trust**" means the trust created by this Agreement;

"**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" means Computershare Trust Company of Canada as trustee hereunder and, subject to the provisions of Article 9, includes any successor trustee; and

"**Voting Rights**" means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Unit and its attached Voting Rights and the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Fairborne Energy Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Fairborne Energy Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Fairborne Energy Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Fairborne Unitholders at a Fairborne Meeting or in connection with a Fairborne Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Fairborne Consent is sought or a Fairborne Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Fairborne Unitholders at which Beneficiaries of Fairborne Energy Trust Units are entitled to vote (a "Fairborne Meeting") and with respect to all written consents sought by Fairborne Energy Trust from Fairborne Unitholders (a "Fairborne Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, the number of votes comprised in the Special Voting Unit that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by Fairborne Energy Trust or by applicable law for such Fairborne Meeting or Fairborne Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Fairborne Meeting or to be consented to in connection with such Fairborne Consent.

4.3 Mailings to Unitholders

With respect to each Fairborne Meeting and Fairborne Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Fairborne Energy Trust utilizes in communications to Fairborne Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Fairborne Energy Trust to Fairborne Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Fairborne Trust Units) to be provided to Fairborne Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Fairborne Meeting or Fairborne Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Fairborne Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

    (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

    (ii) a proxy to a designated agent or other representative of the management of Fairborne Energy Trust to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Fairborne Meeting shall not be earlier than 24 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Fairborne Energy Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Fairborne Meeting or Fairborne Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Fairborne Energy Trust or by applicable law for purposes of determining Fairborne Unitholders entitled to vote at such Fairborne Meeting or to give written consent in connection with such Fairborne Consent. Fairborne Energy Trust will notify the Trustee in writing of any decision of the Board of Directors of AcquisitionCo with respect to the calling of any such Fairborne Meeting or the seeking of such Fairborne Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

Fairborne Energy Trust will deliver to the Trustee copies of all proxy materials, (including notices of Fairborne Meetings, but excluding proxies to vote Fairborne Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to Fairborne Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Fairborne Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Fairborne Energy Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Fairborne Energy Trust) received by the Trustee from Fairborne Energy Trust at the same time as such materials are first sent to Fairborne Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5 Other Materials

Immediately after receipt by Fairborne Energy Trust or any Unitholder of Fairborne Energy Trust of any material sent or given generally to the Fairborne Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Fairborne Energy Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Fairborne Energy Trust, copies of all such materials received by the Trustee from Fairborne Energy Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall: (i) prior to each annual, general or special Fairborne Meeting or the seeking of any Fairborne Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Fairborne Meeting or a Fairborne Consent, at the close of business on the record date established by Fairborne Energy Trust or pursuant to applicable law for determining the Fairborne Unitholders entitled to receive notice of and/or to vote at such Fairborne Meeting or to give consent in connection with such Fairborne Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement. Fairborne Energy Trust agrees to give AcquisitionCo written notice (with a copy to the Trustee) of the calling of any Fairborne Meeting or the seeking of any Fairborne Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Fairborne Meeting or any Fairborne Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Fairborne Meeting and Fairborne Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof;

(b) Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Fairborne Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

(i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

(ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Fairborne Energy Trust utilizes in communications to Fairborne Unitholders subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out it duties under this agreement.

The materials referred to above are to be provided by AcquisitionCo to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Fairborne Energy Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Fairborne Energy Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the retraction or redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Fairborne Energy Trust or ExchangeCo pursuant to the exercise by Fairborne Energy Trust or ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Fairborne Energy Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of (any such occurrence being an "Exchange Rights Trigger Event"):

  (i) an Insolvency Event; or

  (ii) circumstances in which Fairborne Energy Trust or ExchangeCo are entitled to exercise any of the Call Rights, but elect not to exercise such Call Rights,

  to require Fairborne Energy Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Fairborne Energy Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Fairborne Energy Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Fairborne Energy Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Fairborne Energy Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Fairborne Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Fairborne Energy Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Fairborne Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Fairborne Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Fairborne Energy Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AcquisitionCo.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Fairborne Energy Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Fairborne Energy Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Fairborne Energy Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates representing Fairborne Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Fairborne Energy Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6 Delivery of Fairborne Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Fairborne Energy Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Fairborne Energy Trust or ExchangeCo, as applicable, the Trustee shall notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo of its receipt of the same, which notice to Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Fairborne Energy Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such holder) the number of Fairborne Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Fairborne Energy Trust or ExchangeCo, as determined by Fairborne Energy Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive its proportionate part of the total purchase price therefor, unless the requisite number of Fairborne Trust Units is not delivered by Fairborne Energy Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Fairborne Trust Units are so delivered, by Fairborne Energy Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Fairborne Trust Units, the Trustee shall deliver such Fairborne Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Fairborne Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 4.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Fairborne Energy Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee has received written notice of same from Fairborne Energy Trust, ExchangeCo or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the

Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require Fairborne Energy Trust or ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Fairborne Energy Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Fairborne Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (i) shall pay (and none of Fairborne Energy Trust, ExchangeCo, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (ii) shall have evidenced to the satisfaction of the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of: (i) an Insolvency Event; (ii) any event that with the giving of notice or the passage of time or both would be an Insolvency Event; or (iii) the election by Fairborne Energy Trust or ExchangeCo not to exercise a Call Right which is then exercisable by Fairborne Energy Trust or ExchangeCo, Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Fairborne Energy Trust, ExchangeCo or AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Fairborne Energy Trust, a notice of such Exchange Rights Trigger Event in the form provided by Fairborne Energy Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Fairborne Trust Units

Fairborne Energy Trust and ExchangeCo covenant that if any Fairborne Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Fairborne Energy Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for purposes of Canadian provincial securities law), Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Fairborne Trust Units to be and remain duly registered, qualified or approved. Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Fairborne Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Fairborne Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Fairborne Trust Units

Fairborne Energy Trust and ExchangeCo hereby represent, warrant and covenant that the Fairborne Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Fairborne Energy Trust

(a) Fairborne Energy Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Fairborne Energy Trust or to effect any other distribution of assets of Fairborne Energy Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Fairborne Energy Trust or AcquisitionCo of notice of; and (B) Fairborne Energy Trust or AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Fairborne Energy Trust or to effect any other distribution of assets of Fairborne Energy Trust among its unitholders for the purpose of winding up its affairs, in each case where Fairborne Energy Trust has failed to contest in good faith any such proceeding commenced in respect of Fairborne Energy Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Fairborne Energy Trust of notice of any event (a "Fairborne Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Fairborne Energy Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Fairborne Trust Units in the distribution of assets of Fairborne Energy Trust in connection with a Fairborne Liquidation Event, on the fifth Business Day prior to the effective date (the "Fairborne Liquidation Event Effective Date") of a Fairborne Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Fairborne Trust Units (the benefit in favour of Beneficiaries of the obligation of Fairborne Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Fairborne Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Fairborne Energy Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Fairborne Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Fairborne Trust Unit on the sixth Business Day prior to the Fairborne Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Fairborne Liquidation Event Effective Date. Fairborne Energy Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Fairborne Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Fairborne Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Fairborne Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Fairborne Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Fairborne Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Fairborne Energy Trust or ExchangeCo, as determined by Fairborne Energy Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Fairborne Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Fairborne Trust Units issuable upon the automatic exchange of Exchangeable Shares for Fairborne Trust Units.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Fairborne Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Fairborne Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Fairborne Energy Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Fairborne Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Fairborne Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Fairborne Energy Trust and ExchangeCo may reasonably require, Fairborne Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Fairborne Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Fairborne Energy Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Fairborne Trust Units such amounts as Fairborne Energy Trust, ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares or Fairborne Trust Units, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Fairborne Energy Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Fairborne Energy Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Fairborne Energy Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-Resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Fairborne Energy Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is a U.S. Person (as defined in the Share Provisions) or a resident of any foreign country, shall be satisfied by delivering the Fairborne Trust Units which would have been received by the Trustee, on behalf of affected holder to the transfer agent and registrar for the Exchangeable Shares who shall sell such Fairborne Trust Units on the stock exchange on which the Fairborne Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of a Beneficiary) shall be entitled to and Fairborne Energy Trust and ExchangeCo will not deliver fractions of Fairborne Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Fairborne Unit the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Fairborne Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Fairborne Energy Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Fairborne Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Fairborne Energy Trust, ExchangeCo and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof;

nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

Fairborne Energy Trust, AcquisitionCo and ExchangeCo acknowledge that the Trustee also serves as registrar, transfer agent and distribution disbursing agent for Fairborne Energy Trust, as trustee of the Fairborne Energy Trust pursuant to the Trust Indenture dated as of April 20, 2005 among the Trustee and Fairborne and as trustee pursuant to a note indenture among the Trustee and Fairborne Acquisition Corp. (the "Related Appointments"). The Trustee represents to Fairborne Energy Trust, ExchangeCo and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointment, either:

(a) eliminate such material conflict of interest;

(b) resign from any of the Related Appointments so that a material conflict of interest no longer exists; or

(c) resign in the manner and with the effect specified in Article 9.

If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Fairborne Energy Trust, ExchangeCo and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Fairborne Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Fairborne Trust Units, and any subsequent transfer agent of such Fairborne Trust Units, the Fairborne Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Fairborne Energy Trust and AcquisitionCo irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Fairborne Energy Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Fairborne Energy Trust, ExchangeCo and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2006, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Fairborne Energy Trust, ExchangeCo and AcquisitionCo a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Fairborne Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Fairborne Energy Trust, ExchangeCo and AcquisitionCo). If requested by the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Fairborne Energy Trust, ExchangeCo and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, reasonable fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with gross negligence or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Fairborne Energy Trust, ExchangeCo and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Fairborne Energy Trust, ExchangeCo or AcquisitionCo pursuant hereto.

The Trustee shall notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall not relieve Fairborne Energy Trust, ExchangeCo and AcquisitionCo of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Fairborne Energy Trust, ExchangeCo and AcquisitionCo have under this indemnity. Subject to (ii) below, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall be entitled to participate at their own expense in the defense and, if Fairborne Energy Trust, ExchangeCo and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Fairborne Energy Trust, ExchangeCo or AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and Fairborne Energy Trust, ExchangeCo or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to Fairborne Energy Trust, ExchangeCo or AcquisitionCo that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Fairborne Energy Trust, ExchangeCo or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Fairborne Energy Trust, ExchangeCo and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Fairborne Energy Trust, ExchangeCo and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Fairborne Energy Trust, ExchangeCo and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Fairborne Energy Trust, ExchangeCo and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Fairborne Energy Trust, ExchangeCo and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Fairborne Energy Trust, ExchangeCo, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Fairborne Energy Trust, ExchangeCo and AcquisitionCo.

ARTICLE 10
FAIRBORNE ENERGY TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Fairborne Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Fairborne Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Fairborne Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Fairborne Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Fairborne Energy Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Fairborne Successor, ExchangeCo and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Fairborne Successor shall possess and from time to time may exercise each and every right and power of Fairborne Energy Trust under this Agreement in the name of Fairborne Energy Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Fairborne Energy Trust may be done and performed with like force and effect by the directors or officers of such Fairborne Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Fairborne Energy Trust with or into Fairborne Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Fairborne Energy Trust provided that all of the assets of such subsidiary are transferred to Fairborne Energy Trust or another wholly-owned direct or indirect subsidiary of Fairborne Energy Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Fairborne Energy Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of ExchangeCo and AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ExchangeCo and AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Fairborne Energy Trust, ExchangeCo, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of Fairborne Energy Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Fairborne Energy Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Fairborne Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Fairborne Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), Fairborne Energy Trust (when authorized by a resolution of the Board of Directors of AcquisitionCo) and ExchangeCo (when authorized by a resolution of the Board of Directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Fairborne Successors and the covenants of and obligations assumed by each such Fairborne Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Fairborne Energy Trust, ExchangeCo, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Fairborne Energy Trust, ExchangeCo and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Fairborne Energy Trust, AcquisitionCo or ExchangeCo, at:

c/o Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: President and Chief Executive Officer
Telecopier No.: (403) 290-7751

(b) if to the Trustee, at:

Computershare Trust Company of Canada
710, 530 – 8th Avenue SW
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust
Telecopier No.: (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this Agreement to the contrary, ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Fairborne Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to the parties hereto, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

13.7 Jurisdictions

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.8 Attornment

Each of the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9 Liability of the Trust

The parties hereto acknowledge that Fairborne Energy Ltd. is entering into this agreement solely in its capacity as authorized attorney on behalf of Fairborne Energy Trust and the obligations of Fairborne Energy Trust hereunder shall not be personally binding upon Fairborne Energy Ltd. or any holder of Fairborne Trust Units and that any recourse against Fairborne Energy Trust, Fairborne Energy Ltd. or any holder of Fairborne Trust Units in any manner in respect of any indebtedness, obligation or liability of Fairborne Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April •, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FAIRBORNE ENERGY TRUST,
by its authorized attorney, Fairborne Energy Ltd.

By: ______________________________
Name:
Title:

FAIRBORNE ACQUISITION CORP.

By: ______________________________
Name:
Title:

FAIRBORNE EXCHANGECO LTD.

By: ______________________________
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

APPENDIX G

FAIRNESS OPINION



CIBC
World Markets

9th Floor
Bankers Hall East
855 - 2nd Street S.W.
Calgary Alberta
Canada T2P 4J7

Tel. 403-260-0500

March 8, 2005

The Board of Directors
Fairborne Energy Ltd.
2900, 605 - 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Dear Sirs:

CIBC World Markets Inc. ("CIBC World Markets" or "we") understands that Fairborne Energy Ltd. (together with its subsidiaries, "Fairborne") intends to enter into an agreement (the "Arrangement Agreement") regarding a proposed transaction (the "Arrangement") that will result in the reorganization of Fairborne by plan of arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta) and the creation of:

(a) Fairborne Energy Trust (the "Trust"), a new oil and gas trust which will distribute a portion of its cash flow to unitholders; and

(b) Fairquest Energy Limited ("Fairquest"), an exploration-focused producer which will own certain of Fairborne's oil and natural gas assets and undeveloped land.

Pursuant to the Arrangement, shareholders of Fairborne ("Fairborne Shareholders") will receive, at their election, for each Fairborne common share:

(c) one trust unit ("Trust Unit") of the Trust and 0.333 of a common share ("Fairquest Share") of Fairquest; or

(d) one exchangeable share ("Exchangeable Share") which is exchangeable for one Trust Unit, subject to adjustment for monthly cash distributions, and 0.333 of a Fairquest Share.

An aggregate maximum of 8.0 million Exchangeable Shares will be issued pursuant to the Arrangement. Non-resident and tax-exempt shareholders will not be eligible to receive Exchangeable Shares.

The completion of the Arrangement will be conditional upon, among other things, approval by at least 66 2/3% of the votes cast by Fairborne Shareholders and optionholders voting together as a single class at an annual and special meeting to be held in May 2005 (the "Meeting") and approval by a majority of the Fairborne Shareholders who are not directors and officers (or their affiliates and joint actors) of Fairborne and who vote at the Meeting. Completion of the Arrangement will also be subject to the approval of the Court of Queen's Bench of Alberta.

The terms and conditions of the Arrangement will be more fully described in the information circular and proxy statement and related documents (the "Information Circular"), which will be mailed to Fairborne Shareholders in connection with the Meeting.

Engagement of CIBC World Markets

By letter agreement dated March 8, 2005 and effective February 10, 2005 (the "Engagement Agreement"), Fairborne retained CIBC World Markets to act as its financial advisor in connection with a possible income trust conversion. Pursuant to the Engagement Agreement, Fairborne has requested that we prepare and deliver this opinion (the "Opinion") to Fairborne's board of directors (the "Board of Directors") as to the fairness, from a financial point of view, of the consideration to be received by Fairborne Shareholders pursuant to the Arrangement.

CIBC World Markets will be paid a fee for delivery of this Opinion and a fee upon completion of the Arrangement. CIBC World Markets will also be reimbursed for reasonable expenses. In addition, Fairborne has agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

Financial disclosure of Fairborne:

(a) Audited consolidated financial statements of Fairborne as at and for the years ended December 31, 2004, 2003 and 2002;

(b) Annual reports to Fairborne Shareholders for the years ended December 31, 2003 and 2002;

(c) Interim unaudited consolidated financial statements and reports of Fairborne for the three and nine months ended September 30, 2004, three and six months ended June 30, 2004, and three months ended March 31, 2004;

(d) Management's discussion and analysis of Fairborne for the years ended December 31, 2004 and 2003 and the three months ended September 30, 2004, June 30, 2004 and March 31, 2004;

(e) Annual Information Forms of Fairborne for the years ended December 31, 2003 and 2002;

(f) The information circular for the annual and special meeting of Fairborne Shareholders held on June 2, 2004;

(g) Short form prospectuses of Fairborne dated December 15, 2004 and July 27, 2004; and

(h) Public information related to the business, operations, financial performance and trading histories of Fairborne and other selected oil and gas companies and royalty trusts, as we considered relevant.

Reserve and other evaluation information of Fairborne:

(i) The evaluation report, effective December 31, 2004, of Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent engineering consultants of Calgary, Alberta, regarding certain of the petroleum and natural gas reserves of Fairborne;

(j) The evaluation report, effective December 31, 2004, of Sproule Associates Limited, of Calgary, Alberta, regarding certain of the petroleum and natural gas reserves of Fairborne; and

(k) The compilation of the pro forma reserve reports, effective December 31, 2004, of the Trust and Fairquest prepared by GLJ.

Other information, interviews and discussions:

(l) Financial and operating information, including internal management forecasts, prepared by or obtained from Fairborne;

(m) Discussions with senior officers of Fairborne regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(n) Due diligence meetings with the management, independent engineers and legal counsel of Fairborne;

(o) A letter of representation from senior officers of Fairborne addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this Opinion is based;

(p) A draft memorandum outlining the tax consequences of the Arrangement;

(q) Analysis of the income tax implications of the Arrangement and the forecast income tax position of the Trust; and

(r) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

In addition to the information described above, CIBC World Markets also participated in certain discussions with senior officers of Fairborne and with Burnet, Duckworth & Palmer LLP, Fairborne's external legal counsel, regarding the Arrangement. Fairborne's independent auditors declined to meet with CIBC World Markets in connection with our due diligence investigation relating to the preparation of this Opinion and, with your permission, we have assumed the accuracy and fair presentation of, and have relied upon, Fairborne's audited financial statements and the reports of the auditors thereon.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of Fairborne or any of its assets or securities and our Opinion should not be construed as such. We understand that Fairborne has determined that the Arrangement is exempt from the formal valuation requirements of Ontario Securities Commission Rule 61-501 and Autorité des marchés financiers Policy Q-27.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Fairborne and its representatives, or otherwise obtained pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of Fairborne's management, having regard to Fairborne's plans, financial condition and prospects. We have also assumed that the Arrangement will be completed substantially in accordance with the proposed terms of the Arrangement Agreement, as described to us by Fairborne's management and legal counsel, and that the Information Circular to be prepared by Fairborne in connection with the Meeting will contain all material facts relating to Fairborne and the Arrangement.

Fairborne has represented to us, in a certificate of its senior officers, among other things, that the information, data and other material (financial and otherwise) taken as a whole, provided to us by or on behalf of Fairborne, including the written information and discussions referred to above under the heading "Scope of Review" (collectively, the "Information"), was complete, true and correct in all material respects at the date the Information was provided to us, and that since the dates that the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Fairborne or any of its affiliates, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied upon Fairborne's legal and tax counsel, and accordingly we do not express any opinion thereon. In addition, we do not express any opinion with respect to the tax consequences to Fairborne or any Fairborne Shareholder that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise as a result of the Arrangement. We have also assumed that no material amount of Trust Units will be redeemed in the foreseeable future and that the Trust will qualify as a "unit trust" as defined in the *Income Tax Act* (Canada) and will continue to qualify thereafter as a "mutual fund trust" as defined in the *Income Tax Act* (Canada), and that the Trust Units will be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not be foreign property for such plans.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Fairborne as they are reflected in the Information and as they were represented to us in our discussions with the senior officers of Fairborne and its legal and tax advisors. In our analyses, and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion has been provided to the Board of Directors for its use only in connection with considering the Arrangement and may not be relied upon by any other person or for any other purpose without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Fairborne Shareholder as to how to vote at the Meeting. In addition, we are not expressing any opinion as to the trading price or value of the Trust Units, Exchangeable Shares or Fairquest Shares after completion of the Arrangement.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the consideration to be received by Fairborne Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Fairborne Shareholders.

Yours very truly,

CIBC World Markets Inc.

APPENDIX H

INFORMATION CONCERNING FAIRQUEST ENERGY LIMITED

TABLE OF CONTENTS

NOTICE TO READER

As at the date hereof, Fairquest has not carried on any active business. Pursuant to the Arrangement, Fairquest will acquire the Fairquest Assets. Unless otherwise indicated, the disclosure in this Appendix has been prepared assuming that the Arrangement has been effected and that Fairquest has acquired the Fairquest Assets. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary of Terms to the Information Circular.

FAIRQUEST ENERGY LIMITED

General

Fairquest is a corporation incorporated pursuant to the provisions of the ABCA on March 7, 2005 for purposes of participating in the Arrangement, and is the primary vehicle through which Fairborne Shareholders will participate in a natural gas exploration and development company focused on high levels of growth through reinvestment of cash flows. Fairquest has not carried on any active business since incorporation and Fairquest does not have any subsidiaries.

The head and principal office of Fairquest is currently located at 2900, 605 – 5th Avenue S.W., Calgary, AB, T2P 3H5 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Fairquest Following Completion of the Arrangement

Under the Arrangement, Fairquest will acquire working interests in certain of Fairborne's producing assets and undeveloped lands in the Columbia/Harlech, West Pembina/Brazeau, Valhalla/Rycroft, Marlboro/Pine Creek, Wild River and Pigeon Lake/Westerose properties. These interests currently produce approximately 1,000 BOE/d, comprised of 5.8 MMcf/d of natural gas and 70 Bbls/d of natural gas liquids and are expected to exit 2005 producing 1,500 BOE/d. Fairquest will also have approximately 68,000 net acres of undeveloped land in these core areas and will have an option to farm-in on approximately 83,000 net acres of Fairborne exploratory lands retained by the Trust, on standard industry terms, thereby providing Fairquest with an additional portfolio of opportunities. See "*Statement of Reserves Data and Other Oil and Gas Information*" in this Appendix.

Immediately following completion of the Arrangement, Fairquest will have no outstanding debt after taking into account the $10 million of cash received under the Fairquest Initial Private Placement, an attractive tax horizon with approximately $47 million in tax pools and will have approximately 22.1 million Fairquest Common Shares, 1.0 million Fairquest Performance Shares and 4.7 million Fairquest Warrants outstanding.

The Statement of Net Operating Revenue of the Fairquest Assets for the financial years ended December 31, 2004, 2003 and 2002 is contained in Schedule B of this Appendix. The following information should be read in conjunction with the Statement of Net Operating Revenue, including the notes thereto. The statement is summarized in the following table:

Statement of Net Operating Revenue of the Fairquest Assets

	Years Ended December 31,		
	2004	**2003**	**2002**
	($000s)	($000s)	($000s)
Petroleum and natural gas revenue	9,944	9,661	8,259
Royalties	2,242	1,821	1,725
Production expenses	1,916	2,183	1,770
Net operating revenue	5,786	5,657	4,764

The Fairquest executive team will be led by Richard A. Walls, President and Chief Executive Officer, and Robert A. Maitland, Vice President Finance and Chief Financial Officer. Fairquest will have access to all of the employees of Fairborne pursuant to the Technical Services Agreement, and will be comprised of many of the employees that have contributed to the growth of Fairborne to date. The board of directors of Fairquest will be comprised of Richard A.

Walls, Robert A. Maitland, Donald J. Nelson, Gary F. Aitken, Brian A. Felesky and David M. Fitzpatrick. See "*Directors and Officers of Fairquest*" in this Appendix.

Fairquest will become a "reporting issuer" in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

The TSX has conditionally approved the listing of the Fairquest Common Shares, subject to Fairquest fulfilling the requirements of such exchange.

BUSINESS AND PROPERTIES OF FAIRQUEST

Stated Business Objectives

The business plan of Fairquest will be to focus on generating profitable growth, measured by per share growth in production, proved reserves and cash flow from operations. To accomplish this, Fairquest will focus on the creation of value primarily through the generation and drilling of exploration and development prospects as well as through the exploitation and production of existing reserves. Fairquest will target areas and prospects that it believes could result in meaningful reserve and production additions.

Initially, Fairquest expects to focus on exploration and development drilling of prospects in its core areas in the province of Alberta. Fairquest also intends to pursue strategic acquisitions of oil and natural gas properties where it believes further exploration, exploitation and development opportunities exist. Fairquest's activities will be directed predominantly towards natural gas and light oil prone prospects.

Fairquest will internally generate exploration and development opportunities possessing medium risk and multi-zone potential and will utilize a portfolio approach in developing these opportunities to achieve a balance of risk profiles and commodity exposures with a weighting towards natural gas. Fairquest will maintain a balance between exploration, development and exploitation drilling, combined with acquisition opportunities that meet Fairquest's business parameters. To achieve sustainable and profitable growth, management of Fairborne believes in controlling the timing and costs of its projects wherever possible. Further, to minimize competition within its geographic areas of interest, Fairquest will strive to maximize its working interest ownership in its properties where reasonably possible. While Fairborne believes that Fairquest will have the skills and resources necessary to achieve its objectives, participation in the exploration and development in the oil and natural gas industry has a number of inherent risks. See "*Risk Factors*" in the Information Circular.

In reviewing potential drilling or acquisition opportunities, Fairquest will use the same methodology as employed by Fairborne, giving consideration to the following criteria:

- risk capital required to secure or evaluate the investment opportunity;
- the potential return on the project, if successful;
- the likelihood of success; and
- the risked return versus cost of capital.

In general, Fairquest will use a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure, in an attempt to generate sustainable high levels of profitable production and financial growth.

The board of directors of Fairquest may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive and Fairquest will be required to compete with a substantial number of other corporations which may have greater technical or financial resources. With the maturing nature of the Western Canadian Sedimentary Basin, the access to new prospects is becoming more and more competitive and complex. Fairborne believes that Fairquest will be able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base.

Fairquest will attempt to enhance its competitive position by operating in areas where its technical personnel are able to reduce some of the risks associated with exploration, production and marketing because they are familiar with the areas of operation.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 24, 2005. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is January 15, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by GLJ in the Fairquest Engineering Report. The Reserves Data summarizes the liquids and natural gas reserves of Fairquest and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. Fairborne engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

The Report on Reserves Data by GLJ in Form 51-101F2 and the Report of Management and Directors on Reserve Data and Other Information in Form 51-101F3 are included in Schedules D and E to this Appendix.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of Fairquest's natural gas and natural gas liquids reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

All of the reserves associated with the Fairquest Assets are in Canada and, specifically, in the province of Alberta. There are no oil reserves presently associated with the Fairquest Assets.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2004 CONSTANT PRICES AND COSTS

Reserves Category	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)	Natural Gas Liquids Gross (Mbbls)	Natural Gas Liquids Net (Mbbls)
Proved Developed Producing	6,446	4,753	104	71
Proved Developed Non-Producing	2,633	2,044	70	50
Proved Undeveloped	2,029	1,522	32	23
Total Proved	11,108	8,318	207	144
Probable	5,188	3,992	108	75
Total Proved Plus Probable	16,296	12,310	315	219

Net Present Values Of Future Net Revenue

Reserves Category	Before Income Taxes Discounted At (%/year) 0 ($000s)	5 ($000s)	10 ($000s)	15 ($000s)	20 ($000s)	After Income Taxes Discounted At (%/year) 0 ($000s)	5 ($000s)	10 ($000s)	15 ($000s)	20 ($000s)
Proved Developed Producing	26,808	23,206	20,658	18,718	17,178	25,397	21,843	19,338	17,436	15,933
Proved Developed Non-Producing	11,225	9,016	7,557	6,527	5,763	9,416	7,306	5,934	4,982	4,287
Proved Undeveloped	5,772	4,537	3,681	3,056	2,579	4,277	3,175	2,434	1,907	1,514
Total Proved	43,804	36,759	31,897	28,301	25,520	39,090	32,324	27,706	24,325	21,734
Probable	19,803	13,693	10,294	8,147	6,671	16,369	10,727	7,700	5,853	4,623
Total Proved Plus Probable	63,607	50,452	42,191	36,448	32,191	55,459	43,051	35,406	30,178	26,357

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2004 CONSTANT PRICES AND COSTS

Reserves Category	Revenue ($000s)	Royalties ($000s)	Operating Costs ($000s)	Development Costs ($000s)	Abandonment and Reclamation Costs ($000s)	Future Net Revenue Before Income Taxes ($000s)	Future Income Taxes ($000s)	Future Net Revenue After Future Income Taxes ($000s)
Proved	86,500	19,760	18,693	4,028	216	43,804	4,714	39,090
Proved Plus Probable	126,965	28,488	28,489	6,108	274	63,607	8,148	55,459

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2004 CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($000s)
Proved	Natural Gas (including by-products but excluding solution gas from oil wells)	31,897
Proved Plus Probable	Natural Gas (including by-products but excluding solution gas from oil wells)	42,191

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2004
FORECAST PRICES AND COSTS

Reserves Category	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)	Natural Gas Liquids Gross (Mbbls)	Natural Gas Liquids Net (Mbbls)
Proved Developed Producing	6,423	4,733	103	71
Proved Developed Non-Producing	2,626	2,038	70	50
Proved Undeveloped	2,029	1,522	32	23
Total Proved	11,078	8,293	206	144
Probable	5,184	3,990	108	76
Total Proved Plus Probable	16,262	12,283	314	219

Net Present Values Of Future Net Revenue

Reserves Category	Before Income Taxes Discounted At (%/year) 0 ($000s)	5 ($000s)	10 ($000s)	15 ($000s)	20 ($000s)	After Income Taxes Discounted at (%/year) 0 ($000s)	5 ($000s)	10 ($000s)	15 ($000s)	20 ($000s)
Proved Developed Producing	23,261	20,398	18,353	16,772	15,499	22,112	19,281	17,267	15,713	14,466
Proved Developed Non-Producing	9,355	7,672	6,527	5,701	5,079	7,878	6,260	5,173	4,400	3,826
Proved Undeveloped	4,542	3,576	2,898	2,397	2,012	3,420	2,540	1,936	1,501	1,173
Total Proved	37,157	31,646	27,778	24,870	22,590	33,410	28,081	24,376	21,614	19,465
Probable	15,973	11,213	8,483	6,735	5,525	13,766	9,235	6,696	5,109	4,038
Total Proved Plus Probable	53,131	42,859	36,261	31,605	28,115	47,176	37,316	31,072	26,723	23,503

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2004
FORECAST PRICES AND COSTS

Reserves Category	Revenue ($000s)	Royalties ($000s)	Operating Costs ($000s)	Development Costs ($000s)	Abandonment and Reclamation Costs ($000s)	Future Net Revenue Before Income Taxes ($000s)	Future Income Taxes ($000s)	Future Net Revenue After Future Income Taxes ($000s)
Proved	80,200	18,102	20,607	4,050	284	37,157	3,747	33,410
Proved Plus Probable	119,149	26,154	33,314	6,148	403	53,131	5,955	47,176

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2004
FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (S000s)
Proved Reserves	Natural Gas (including by-products but excluding solution gas from oil wells)	27,778
Proved Plus Probable	Natural Gas (including by-products but excluding solution gas from oil wells)	36,261

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Fairquest Engineering Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Fairborne is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ in the Fairquest Engineering Report were GLJ's forecasts as at January 1, 2005, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

Year	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	INFLATION RATES(1) %/Year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast				
2005	6.60	40.18	2.0	0.820
2006	6.35	37.57	2.0	0.820
2007	6.15	35.68	2.0	0.820
2008	6.00	33.83	2.0	0.820
2009	6.00	31.69	2.0	0.820
2010	6.00	30.58	2.0	0.820
2011	6.00	30.43	2.0	0.820
2012	6.00	30.09	2.0	0.820
2013	6.10	30.05	2.0	0.820
2014	6.20	30.57	2.0	0.820
2015	6.30	30.95	2.0	0.820
Thereafter	+2%/yr	+2%/yr	2.0	0.820

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by Fairborne with respect to the Fairquest Assets for the year ended December 31, 2004, were $6.59/Mcf for natural gas and $46.22/Bbl for NGLs.

4. **Constant Prices and Costs**

Constant prices and costs are:

(a) Fairborne's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Fairborne is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Fairborne's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Fairquest Engineering Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

Year	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	EXCHANGE RATE(1) ($US/$Cdn)
Historical			
2004 (2)	6.79	37.88	0.8308

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31, 2004.

5. ARTC is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Fairquest Assets will not initially qualify for ARTC.

6. Estimated future abandonment costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8. The extent and character of all factual data supplied to GLJ was accepted by GLJ as represented. No field inspection was conducted.

Additional Information Relating to Reserves Data

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they are scheduled into Fairborne's development plans. Normally, Fairborne plans to develop its proved and probable undeveloped reserves within two years. Fairquest intends to operate under the same guiding principles. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);
- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

Fairborne does not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data associated with the Fairquest Assets. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond Fairborne's and Fairquest's control (see "Risk Factors" in the Information Circular).

Future Development Costs

The following table sets forth development costs deducted in the estimation of Fairquest's future net revenue attributable to the reserve categories noted below.

Year	Undiscounted Forecast Prices and Costs		Undiscounted Constant Prices and Costs
	Proved Reserves ($000s)	Proved Plus Probable Reserves ($000s)	Proved Reserves ($000s)
2005	2,950	4,691	2,950
2006	1,097	1,415	1,075
2007	-	-	-
2008	-	-	-
2009	-	-	-
Total: Undiscounted	4,050	6,148	4,028
Total: Discounted at 10%/year	3,764	5,711	3,745

Fairquest expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Principal Properties

The following is a description of the principal oil and natural gas properties comprising the Fairquest Assets as at December 31, 2004. Unless otherwise indicated, production stated is approximate current production received in respect of the working interest share attributable to the Fairquest Assets before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres information is as at March 31, 2005 and well count information is current.

West Pembina/Columbia/Harlech

The West Pembina and Columbia/Harlech properties are located in west central Alberta approximately 180 kilometers southwest of Edmonton. Upon completion of the Arrangement, Fairquest will hold a working interest in 129,120 gross (18,644 net) acres of land, 86% of which is presently undeveloped.

The West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. Current daily production attributable to the Fairquest Assets in the West Pembina area is 1,900 Mcf/d of natural gas with 87 Bbls/d of NGLs for an equivalent of 400 BOE/d. The majority of production in the Nisku comes from single well pools with between 10% and 40% hydrogen sulphide and initial estimated recoverable reserves ranging from 5 to 25 Bcf. In addition, Fairquest will have a large inventory of Nisku prospects and as part of the overall exploration drilling strategy, Fairquest plans to drill two Nisku wells in the second half of 2005. Under the farm-in arrangement with the Trust, Fairquest will pay 100% of the Trust's drill and completion costs of a Nisku well to earn 70% of the Trust's working interest in two contiguous sections. In addition to this, a compression project is expected to be completed in the second quarter of 2005 that will increase the hydraulic efficiency of the eastern portion of the West Pembina gathering system.

At Columbia/Harlech, located immediately west of West Pembina there are currently 8 gross (1.4 net) wells on production with current daily production from the Fairquest Assets of 1,240 Mcf/d and 26 Bbls/d in oil and NGLs (232 BOE/d).

Fairquest will also have the right through the arrangement with the Trust to farm-in on 116,160 gross (64,511 net) acres of land in the area. Under the farm-in arrangement, Fairquest would pay 100% of the drill and completion costs of a well to the base of the Belly River formation to earn 60% of the Trust's working interest in two contiguous sections, and pay 100% of the drilling and completion cost for wells below the base of the Belly River formation to earn 70% of the Trust's working interest in two contiguous sections. These will be a mix of deeper exploration wells targeting seismically defined features in the lower Cretaceous as well as development wells targeting the Belly River, Cardium and Viking.

Valhalla/Rycroft

The Valhalla/Rycroft area is located approximately 35 kilometers north of the city of Grande Prairie in northwest Alberta. Current production from the Fairquest Assets in the area is approximately 1,226 Mcf/d natural gas and 7 Bbls/d oil and NGLs (211 BOE/d), with 9 gross (1.1 net) wells currently on production. In addition to the production, Fairquest will hold 28,480 gross (2,751 net) acres of land in the area, 62% of which presently remains undeveloped. Through arrangements with the Trust, Fairquest will also have the right to farm-in on an additional 16,800 gross (7,365 net) acres. Under the farm-in arrangement, Fairquest would pay 100% of the drill and completion costs of a well to the base of the Halfway formation to earn a 60% working interest in two contiguous sections, and pay 100% of the drill and completion costs of a well below the Halfway formation to earn a 70% working interest in two contiguous sections.

Wild River/Deep Basin

The Wild River/Deep Basin area is located in west central Alberta, approximately 250 kilometers west of Edmonton. This area contains higher reward/higher risk drilling prospects an example of which is the significant gas discovery in the Nisku formation in Wild River, drilled by Fairborne in 2004. The Wild River exploration well was tested at up to 14,000 Mcf/d (2,333 BOE/d) of raw sour gas. Current production from the Fairquest Assets in the area is approximately 900 Mcf/d natural gas (150 BOE/d). Upon closing of the Arrangement, Fairquest will hold a 57% working interest in 76,160 gross (44,124 net) acres of land in the Wild River/Deep Basin area, 98% of which is presently undeveloped. Fairborne is currently drilling a follow-up well to the Wild River discovery and intends to drill two or more wells targeting Devonian reefs in the deep basin.

Pigeon Lake/Westerose

The Pigeon Lake/Westerose property is located approximately 40 kilometers south and west of the city of Edmonton in Fairquest's Central Alberta operations area. Upon completion of the Arrangement, Fairquest will hold an interest in four gross (0.4 net) wells in the area. Current production from the Fairquest Assets share of these producing wells is approximately 244 Mcf/d natural gas and 8 Bbls/d in associated natural gas liquids for a total of 48 BOE/d. Upon completion of the Arrangement, Fairquest's total land holdings in the area will consist of 15,321 gross (2,501 net acres) of which 2,015 net acres (87%) are presently undeveloped. The 2005 program includes drilling four wells for the Ellerslie and Glauconite and drilling an exploratory well targeting the Wabamun formation. Through an arrangement with the Trust, Fairquest will also have the right to farm-in on 11,717 gross (8,060 net) acres of deep rights below the Mannville Formation. Under the farm-in arrangement, Fairquest would pay 100% of the drill and completion costs of a well to earn 60% of the Trust's working interest below the Mannville Formation in two contiguous sections of land.

Marlboro/Pine Creek

The Marlboro property, acquired by Fairborne as part of the West Pembina Acquisition, is located in west central Alberta, approximately 200 kilometers west of Edmonton. Upon completion of the Arrangement, Fairquest will hold an approximate 9% working interest in 11,360 gross (1,029 net) acres of land in this area, of which 5,920 gross (441 net) acres are presently undeveloped. Current production from the Fairquest Assets in this area is approximately 260 Mcf/d of natural gas from five gross (0.57 net) wells.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Fairquest is expected to have a working interest after giving effect to the Arrangement as at December 31, 2004.

	Natural Gas Wells			
	Producing		Non-Producing	
	Gross	Net	Gross	Net
Alberta	29	4.1	20	3.9
Total	29	4.1	20	3.9

Properties With No Attributable Reserves

The following table sets out the developed and undeveloped land position associated with the Fairquest Assets as at December 31, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	54,053	6,721	226,628	61,862	280,681	68,583
Total	54,053	6,721	226,628	61,862	280,681	68,583

Fairborne expects that rights to explore, develop and exploit 8,874 net acres of the undeveloped land holdings associated with the Fairquest Assets may expire by December 31, 2005. Upon completion of the Arrangement, Fairquest plans to drill or submit application to continue selected portions of the above acreage.

Concurrent with closing of the Arrangement, AmalgamationCo and Fairquest will enter into the Fairquest Farm-In Agreements, the terms of which are described herein under "*Other Oil and Gas Information - Principal Properties*". The Fairquest Farm-In Agreements will have a term of 18 months and will utilize the standard industry farmout and operating procedures.

Forward Contracts and Marketing

Fairquest will not be bound by any agreement (including a transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or gas. Fairquest may use financial instruments in the future to reduce corporate risk in certain situations. See "*Selected Financial Information and Management's Discussion and Analysis - Liquidity and Capital Resources*" in this Appendix.

Additional Information Concerning Abandonment and Reclamation Costs

Fairborne uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. Fairquest intends to operate under these same guiding principles.

Fairquest will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow. The Fairquest Assets are comprised of 8.0 net wells for which Fairquest expects to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $284,000 (undiscounted) and $81,000 (discounted at 10%). 100% of such amounts were deducted as abandonment costs in estimating future net revenue of Fairquest as disclosed above.

The following table sets forth abandonment costs deducted in the estimation of Fairquest's future net revenue:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)	Abandonment Costs (Discounted at 10%)
2005	-	-
2006	-	-
2007	-	-
Thereafter	284	81
Total	284	81

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)	Abandonment Costs (Discounted at 10%)
2005	-	-
2006	-	-
2007	-	-
Thereafter	216	65
Total	216	65

Tax Horizon

Fairborne does not expect Fairquest to be required to pay income taxes for the 2005 financial year. Depending mainly on commodity prices, production levels and presently intended capital expenditures, Fairborne anticipates that Fairquest will not be taxable until 2007 at the earliest.

Capital Expenditures

The following summarizes the capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) incurred by Fairborne with respect to the Fairquest Assets for the year ended December 31, 2004.

Expenditure	**Year Ended December 31, 2004**
	($000s)
Property acquisition costs – Undeveloped properties [(1)]	2,960
Property acquisition costs – Proved properties	21,898
Exploration costs	9,914
Development costs	7,650
Total	42,422

Notes:

(1) Cost of land acquired and non-producing lease rentals on those lands.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Fairborne participated during the year ended December 31, 2004 with respect to the Fairquest Assets. Wells drilled on lands acquired under the West Pembina Acquisition prior to the date of the acquisition of such lands by Fairborne are not included.

	Exploratory Wells		Development Wells	
	Gross	**Net**	**Gross**	**Net**
Natural Gas	17	2.1	6	0.6
Service	-	-	-	-
Dry	2	0.3	1	0.5
Total	19	2.4	7	1.1

For details on the important current and likely exploration and development activities during 2005, see "*Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Gas Information – Principal Properties*" in this Appendix.

Production Estimates

The following table sets out the volume of production estimated for the Fairquest Assets for the year ended December 31, 2005 as evaluated by GLJ which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Disclosure of Reserves Data*" in this Appendix.

FORECAST PRICES AND COSTS

	Natural Gas		Natural Gas Liquids		Total	
Reserves Category	**Gross (Mcf/d)**	**Net (Mcf/d)**	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (BOE/d)**	**Net (BOE/d)**
Columbia/Harlech	1,637	1,225	60	45	333	249
Other Properties	5,213	3,773	64	44	933	673
Total Proved	6,849	4,998	125	89	1,266	922
Columbia/Harlech	1,853	1,385	68	51	377	282
Other Properties	5,616	4,068	70	48	1,006	726
Total Proved Plus Probable	7,469	5,452	138	99	1,383	1,007

CONSTANT PRICES AND COSTS

	Natural Gas		Natural Gas Liquids		Total	
Reserves Category	**Gross (Mcf/d)**	**Net (Mcf/d)**	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (BOE/d)**	**Net (BOE/d)**
Columbia/Harlech	1,637	1,224	60	45	333	249
Other Properties	5,209	3,768	64	44	932	672
Total Proved	6,845	4,993	125	89	1,266	921
Columbia/Harlech	1,853	1,384	68	51	377	282
Other Properties	5,611	4,063	70	48	1,005	725
Total Proved Plus Probable	7,465	5,447	138	99	1,382	1,006

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, operating costs and netbacks received in respect of the Fairquest Assets for each of the periods indicated, and includes information from January 1, 2004 in respect of the assets acquired by Fairborne pursuant to the West Pembina Acquisition.

	Quarter Ended 2004			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Natural Gas (Mcf/d)	4,569	3,263	3,291	3,306
NGLs (Bbls/d)	61	76	61	74
Combined (BOE/d)	823	620	610	625
Average Price Received				
Natural Gas ($/Mcf)	6.81	6.13	6.85	6.48
NGLs ($/Bbls)	49.47	49.04	45.57	41.08
Combined ($/BOE)	41.48	38.29	41.57	39.15
Royalties Paid				
Natural Gas ($/Mcf)	1.38	1.52	1.62	1.69
NGLs ($/Bbls)	13.49	14.38	15.53	14.34
Combined ($/BOE)	8.83	9.79	10.28	10.61
Operating Expenses ($/BOE)				
Natural Gas ($/Mcf)	1.53	1.24	1.33	0.91
NGLs ($/Bbls)	10.57	9.13	9.91	6.90
Combined ($/BOE)	9.29	7.66	8.19	5.64
Netback Received ($/BOE)[2]				
Natural Gas ($/Mcf)	3.90	3.37	3.90	3.88
NGLs ($/Bbls)	25.41	25.53	20.13	19.84
Combined ($/BOE)	23.36	20.84	23.10	22.90

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates the average daily gross production received in respect of the Fairquest Assets from the important fields comprising the Fairquest Assets for the year ended December 31, 2004:

	Natural Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
West Pembina[1]	1,944	56	381
Columbia/Harlech	97	2	18
Valhalla/Rycroft	1,039	5	178
Wild River/Deep Basin	308	-	51
Pigeon Lake/Westerose	67	3	14
Marlboro[1]	154	2	28
Total	3,609	68	670

Note:

(1) Includes historical production from the assets acquired by Fairborne pursuant to the West Pembina Acquisition.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The Pro Forma Financial Statements for Fairquest after giving effect to the Arrangement and the acquisition of the Fairquest Assets pursuant to the Arrangement as at and for year ended December 31, 2004, and the Statement of Net Operating Revenue of the Fairquest Assets for the financial years ended December 31, 2004, 2003 and 2002, are contained in Schedules A and B, respectively, of this Appendix.

The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained in the Schedules hereto.

Fairquest's activities relate to oil and natural gas exploration and development. Fairquest follows the "full-cost" method of accounting for oil and natural gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis. The following tables are a summary of selected financial information for the Fairquest Assets for the periods indicated.

Production Information

The following summarizes the historical production from the Fairquest Assets, before deduction of royalties, during the periods indicated and includes historical production from the assets acquired by Fairborne pursuant to the West Pembina Acquisition:

	Years Ended December 31,		
	2004	2003	2002
Natural gas (Mcf/d)	3,609	3,533	4,694
Natural gas liquids (Bbls/d)	68	79	121
Combined (BOE/d)	670	668	903

Financial Information

The Statement of Net Operating Revenue of the Fairquest Assets for the financial years ended December 31, 2004, 2003 and 2002 is contained in Schedule B of this Appendix. The following selected summary information should be read in conjunction with the Statement of Net Operating Revenue and the notes thereto ($000s):

Statement of Net Operating Revenue of the Fairquest Assets

	Years Ended December 31,		
	2004	2003	2002
Petroleum and natural gas revenue	9,944	9,661	8,259
Royalties	2,242	1,821	1,725
Production expenses	1,916	2,183	1,770
Net operating revenue	5,786	5,657	4,764

Quarterly Information

The following is a summary of selected financial information in respect of the Fairquest Assets for the periods indicated and includes historical information in respect of the assets acquired by Fairborne pursuant to the West Pembina Acquisition ($000s):

	Three Months Ended			
	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Petroleum and natural gas revenue	3,176	2,207	2,334	2,227
Net operating revenue(1)	1,806	1,212	1,311	1,457

	Three Months Ended			
	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003
Petroleum and natural gas revenue	2,140	2,233	2,093	3,195
Net operating revenue(1)	1,103	1,128	1,303	2,123

Notes:

(1) Net operating income is before general and administration expenses, interest, income or capital taxes or any provision related to depreciation, depletion and accretion of asset retirement obligations.

Liquidity and Capital Resources

Fairquest's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Fairquest; internally generated cash flow, long-term debt, equity and farmout arrangements.

Fairquest expects to arrange a bank facility of approximately $15 million which will be utilized, together with cash flow from operations, to fund its ongoing operations and activities. Fairquest also anticipates that it may access the equity markets, if determined appropriate, for significant expansions in its capital program.

All of Fairquest's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Fairquest has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations of Fairquest was $1.15 million as at December 31, 2004. Fairquest intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim Fairquest Assets discounted at a credit adjusted risk free rate of 8.5 percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

Fairquest intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Fairquest understands that the Fairquest Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although Fairquest has no set policy, management of Fairquest may use financial instruments to reduce corporate risk in certain situations. Fairquest will have no hedging commitments in place upon completion of the Arrangement.

Trends

Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In early 2002, the industry initially saw a general weakening of prices for both oil and natural gas. In the second half of that year commodity prices increased above historical averages. In recent periods, prices have remained high for both crude oil and natural gas. Natural gas prices are influenced by the economy in North America and the international price of crude oil.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is ultimately priced in U.S. dollars. The recent strength of the Canadian dollar has had a negative impact on Canadian oil and gas production revenue.

Royalty trusts have emerged as important participants in the oil and gas industry in Canada in recent years. Royalty trusts are generally focused on the development and exploitation of existing reserves with operating cash flow, subject to reinvestment requirements, being distributed to unitholders. High commodity prices and low interest rates have created a widespread following amongst investors for such vehicles, with the result that the cost of capital is generally lower than for conventional exploration and development companies. Availability of capital for exploration and development companies may also be affected, as is the ability to attract and compensate qualified staff. Royalty trusts are aggressive purchasers of producing properties, increasing competition for acquisitions.

A final trend appears to be the establishment of a number start up companies with experienced management teams that are available as a result of the industry consolidation in recent years. This has also resulted in increased competition for many of the corporate and property acquisitions that will be available.

CAPITALIZATION

The following table outlines the capitalization of Fairquest as of April 15, 2005 both prior and after giving effect to the Arrangement and the Fairquest Initial Private Placement.

	Authorized	**Outstanding as at April 15 2005 prior to giving effect to the Arrangement**[(1) (7)]	**Outstanding as at April 15, 2005 after giving effect to the Arrangement and the Fairquest Initial Private Placement**[(2)(3)(4)(5)(7)]
Fairquest Shares			
Common Shares	Unlimited	$1 (1 share)	$39,495,401[(6)] (21,144,169 shares)
Performance Shares	Unlimited	Nil	$10,000 (1,000,000 shares)
Preferred Shares	Unlimited	Nil	Nil
Fairquest Warrants[(4)]	-	Nil	$1,090,000 (4,740,000 Warrants)
Bank Debt [(5)]	-	Nil	Nil

Notes:

(1) Fairquest was incorporated on March 7, 2005. One Fairquest Common Share was issued to facilitate the initial organization of Fairquest.

(2) Includes the 4,740,000 Fairquest Common Shares and 4,740,000 Fairborne Warrants expected to be issued pursuant to the Fairquest Initial Private Placement.

(3) Assumes that (i) no Securityholders exercise their Dissent Rights, and (ii) the Fairquest Initial Private Placement is completed for the maximum amount. No adjustment has been made for the exercise or repurchase of Fairborne Options and Fairborne Warrants. Fairborne Options and Fairborne Warrants may be exercised on a Cashless Exercise

Basis or otherwise and, in the case of Fairborne Options, may be repurchased and terminated for cash, prior to the Effective Date. See "The Arrangement – Details of the Arrangement – Post Arrangement Structure" in the Information Circular.

(4) Represents the Fairquest Warrants to be issued pursuant to the Fairquest Initial Private Placement, each of which entitle the holder to acquire one (1) Fairquest Common Share upon payment of 150% of the Fairquest NAV.

(5) Fairquest expects that a banking facility of approximately $15 million will have been be arranged prior to the Effective Date. Amounts outstanding under the facility are expected to be secured by a floating charge on all real property and a general security agreement. It is anticipated that the facility will be subject to regular review and availability under the facility will be subject to the bank's valuation of petroleum and natural gas properties.

(6) Share capital is derived as the residual of the net book value of assets and liabilities transferred to Fairquest using December 31, 2004 net book values.

(7) See "*Pro Forma Financial Statements of Fairquest Energy Limited*" and "*Balance Sheet of Fairquest Energy Limited*" attached as Schedules A and C, respectively, to this Appendix.

DESCRIPTION OF SHARE CAPITAL

Prior to completion of the Arrangement, the authorized capital of Fairquest will consist of an unlimited number of Fairquest Common Shares, an unlimited number of first preferred shares issuable in series and 1,000,000 Fairquest Performance Shares. After giving effect to the Arrangement, assuming the Fairquest Initial Private Placement is fully subscribed, approximately 22,088,250 Fairquest Common Shares and 1,000,000 Fairquest Performance Shares are expected to be issued and outstanding immediately following the Effective Time. See "*Capitalization*".

It is expected that Fairquest will reserve (i) up to 10% of outstanding Fairquest Common Shares less the number of outstanding Fairquest Performance Shares for issuance pursuant to options that may be granted pursuant to the Fairquest Stock Option Plan; (ii) Fairquest Common Shares issuable on conversion of Fairquest Performance Shares and (iii) approximately 4.74 million Fairquest Common Shares for issuance on exercise of Fairquest Warrants, subject to receipt of all necessary stock exchange and Securityholder approvals. For a description of the Fairquest Stock Option Plan see "*Stock Option Plan*" in this Appendix.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the securities of Fairquest.

Fairquest Common Shares

Fairquest is authorized to issue an unlimited number of Fairquest Common Shares. Holders of Fairquest Common Shares are entitled to one vote per share at meetings of shareholders of Fairquest, to receive dividends if, as and when declared by the board of directors of Fairquest and to receive pro rata the remaining property and assets of Fairquest upon its dissolution, liquidation or winding-up, subject to the rights of shares having priority over the Fairquest Common Shares.

First Preferred Shares

Each series of first preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Fairquest prior to the issuance thereof. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Fairquest, whether voluntary or involuntary, the first preferred shares are entitled to preference over the Fairquest Common Shares and Fairquest Performance Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the Fairquest Common Shares and Fairquest Performance Shares and any other shares ranking junior to the first preferred shares as may be determined at the time of creation of such series.

Fairquest Performance Shares

Fairquest will be authorized to issue 1,000,000 Fairquest Performance Shares prior to the Effective Date. The Fairquest Performance Shares will rank junior to the Fairquest Common Shares and first preferred shares, other than as set forth below. Holders of Fairquest Performance Shares will not be entitled to vote at meetings of shareholders of Fairquest except as required under the ABCA and will not be entitled to receive dividends. The Fairquest

Performance Shares will not be entitled to receive any property or assets of Fairquest upon its dissolution or winding-up other than the amount of $0.01 per share in preference over the Fairquest Common Shares and first preferred shares. The Fairquest Performance Shares are expected to be issued pursuant to the Fairquest Initial Private Placement at a purchase price of $0.01 per share and will be convertible into the percentage of a Fairquest Common Share equal to the weighted average trading price of the Fairquest Common Shares on the TSX or such other stock exchange on which the Fairquest Common Shares are listed for the five trading days immediately prior to such conversion (the "Fairquest Price") less $2.11, if positive, divided by the Fairquest Price. The Fairquest Performance Shares become convertible into Fairquest Common Shares as to one-third on each of June 1, 2006, 2007 and 2008 if the holder is a Fairquest Service Provider on such date and will be automatically converted, if not previously converted, on June 1, 2010 (the "Outside Conversion Date"). If the holder ceases to be a Fairquest Service Provider before the Fairquest Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Fairquest Performance Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the Outside Conversion Date, Fairquest will, subject to applicable law, redeem the Fairquest Performance Shares at a redemption price of $0.01 per share. In the event that Fairquest is unable to pay the redemption price in accordance with applicable law, the Fairquest Performance Shares which were to be redeemed will be cancelled and the holders will only have the right to receive $0.01 per share.

DIVIDEND RECORD AND POLICY

Fairquest has not paid any dividends on the Fairquest Common Shares since incorporation. Any decision to pay dividends on the Fairquest Common Shares will be made by the board of directors of Fairquest on the basis of Fairquest's earnings, financial requirements and other conditions existing at such future time.

PRIOR SALES

On April 20, 2005, Fairquest issued one Fairquest Share at a price of $1 to facilitate its organization.

DIRECTORS AND OFFICERS OF FAIRQUEST

The names, municipalities of residence, proposed positions and principal occupations during the last five years of each of the proposed directors and senior officers of Fairquest after giving effect to the Arrangement are as follows:

Name and Municipality of Residence	Proposed Position with Fairquest	Principal Occupation and Positions Held During Last Five Years
Richard A. Walls Calgary, Alberta	President, Chief Executive Officer and a Director	President and Chief Executive Officer of Fairborne since May 2002 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("CMSL") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).
Robert A. Maitland[3] Calgary, Alberta	Vice-President, Finance, Chief Financial Officer and a Director	Vice-President, Finance and Chief Financial Officer of Fairborne since May 2002; prior thereto, Vice-President, Finance of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Finance and Chief Financial Officer of PanEast from December 1997 until November 1998.

Name and Municipality of Residence	Proposed Position with Fairquest	Principal Occupation and Positions Held During Last Five Years
Donald J. Nelson Calgary, Alberta	Director	President, Fairway Resources Inc. (a private consulting company) since June, 2002 (Fairway Resources Inc. was retained as a consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005 during which time Mr. Nelson was acting Senior Vice President and Chief Operating Officer of Hawker Resources Inc.); from September 1998 to June 2002, President and Chief Executive Officer of Summit Resources Limited (a public oil and natural gas company) and from February, 1996 to September 1998, Vice President, Operations of Summit Resources Limited.
Gary F. Aitken Calgary, Alberta	Director	President of Whitemountain Resource Properties Ltd., a private investment and resource company and Financial and Land Consultant to Sentry Select Capital Corp. and Petrofund Energy Trust, both since 2002. Prior thereto, President and founder of Judelle Resources Inc. and Chowade Energy Inc., both private oil and gas companies.
Brian A. Felesky Calgary, Alberta	Director	Partner with Felesky Flynn LP (Barristers and Solicitors specializing in income tax matters).
David M. Fitzpatrick Calgary, Alberta	Director	President and Chief Executive Officer of Shiningbank Energy Income Fund, since July, 1996; prior thereto, Mr. Fitzpatrick was employed in various senior management positions at Serenpet Inc., including Chief Operating Officer and Senior Vice President, Corporate Development and Gas Marketing, from 1990 until July, 1996; prior thereto, Mr. Fitzpatrick held engineering and supervisory positions with Canadian Hunter Exploration Ltd. and Amoco Canada Petroleum Co. Ltd.
C. Steven Cohen Calgary, Alberta	Secretary	Partner with Burnet, Duckworth & Palmer LLP (Barristers and Solicitors).

Notes:

(1) Fairquest will establish an Audit Committee, Reserves Committee, Compensation Committee and Joint Operations Committee (see "Conflicts of Interest") upon completion of the Arrangement, each of which committees shall be comprised of independent members of the board of directors. In addition, upon completion of the Arrangement, the board of directors intends to appoint a Chairman of the Board from among its independent members.

(2) The term of office of all directors will expire on the date of the next annual meeting of holders of Fairquest Common Shares.

(3) Robert Maitland was a director of Military International Limited which was cease traded on December 11, 2002 for failure to file financial statements.

After giving effect to the Arrangement, assuming the Fairquest Initial Private Placement is completed for the maximum amount and based on certain assumptions as to the exercise of Fairborne Options and Fairborne Warrants, the number of Fairquest Common Shares beneficially owned, directly or indirectly, by all of the directors and officers of Fairquest and their associates will be approximately 3.1 million (or approximately 14% of the issued and outstanding Fairquest Common Shares). Such persons are also expected to hold approximately 1,430,000 Fairquest Warrants and no Fairquest Performance Shares.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Fairquest will be subject to in connection with the operations of Fairquest. In particular, certain of the directors and officers of Fairquest are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Fairquest or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Fairquest. See "*Directors and Officers of Fairquest*". In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Fairquest are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Fairquest. Certain of the directors of Fairquest have either other employment or other business or time restrictions placed on them and accordingly, these directors of Fairquest will only be able to devote part of their time to the affairs of Fairquest.

The board of directors of Fairquest intends to establish a Joint Operations Committee of its board of directors comprised of directors that are independent of the Trust. The mandate of the Joint Operations Committee will be, among other matters, to consider any issues related to the joint assets and operations of the Trust and Fairquest (including those arising under the Fairquest Farm-In Agreements) that the Committee considers appropriate or that are directed to the Committee by management including, without limitation, any issues that may arise from time to time concerning potential conflicts of interest between the Trust and Fairquest.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

No compensation will be paid by Fairquest to its executive officers or directors until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Fairquest will be paid salaries at a level similar to the salaries paid at other oil and gas companies of similar size and character.

Concurrently with completion of the Arrangement, it is anticipated that Fairquest will enter into employment agreements with each of Richard A. Walls, President and Chief Executive Officer, and Robert A. Maitland, Vice President, Finance and Chief Financial Officer on comparable terms to those currently in place for these officers with Fairborne.

Fairquest will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Fairquest Common Shares pursuant to the Fairquest Stock Option Plan. See "*Stock Option Plan*" in this Appendix. The directors of Fairquest will also be entitled to participate in the Fairquest Initial Private Placement.

PERSONNEL

Prior to completion of the Arrangement, AmalgamationCo and Fairquest will enter into the Technical Services Agreement, pursuant to which AmalgamationCo personnel will be concurrently employed by Fairquest, and such personnel will provide services in respect of the management, development, exploitation and operation of the assets acquired by Fairquest pursuant to the Arrangement. AmalgamationCo will also provide various administrative services, as well as access to geological and technical data relating to the Fairquest Assets. Pursuant to the Technical Services Agreement, AmalgamationCo and Fairquest will pay their proportionate share of the general and administrative costs of AmalgamationCo, after all recoveries, based upon their respective level of oil and natural gas production and their respective level of capital expenditure relative to combined capital spending. The Technical Services Agreement be terminated upon six months notice by either party.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Information Circular, none of the proposed directors, officers or principal shareholders of Fairquest and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Fairquest or any of its affiliates.

PRINCIPAL SHAREHOLDERS

After giving effect to the Arrangement and assuming that the Fairquest Initial Private Placement is completed for the maximum amount, to the best of the knowledge of the directors and officers of Fairquest, no persons will own, directly or indirectly, or exercise control or discretion over Fairquest Common Shares carrying more than 10 percent of the votes attached to all of the issued and outstanding Fairquest Common Shares.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

There exists no indebtedness of any director or officer, or any associate of any such director or officer, to Fairquest or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Fairquest.

STOCK OPTION PLAN

By approving the Fairborne Reorganization Resolution, the Fairborne Securityholders will be approving the adoption by Fairquest of the Fairquest Stock Option Plan which will authorize the Fairquest board of directors to issue stock options to certain directors, officers, key employees, consultants and, certain other persons providing services to Fairquest. A copy of the Fairquest Stock Option Plan is set out in Appendix J to the Information Circular.

The Fairquest Stock Option Plan will permit the granting of options ("Fairquest Options") to purchase Fairquest Common Shares to officers, directors, employees, consultants and other service providers of Fairquest and its subsidiaries. The maximum number of Fairquest Common Shares issuable on exercise of Fairquest Options outstanding at any time shall be limited to 10% of the issued and outstanding Fairquest Common Shares and, while any Fairquest Performance Shares are outstanding, the maximum number of Fairquest Common Shares issuable on exercise of Fairquest Options outstanding at any time shall not exceed 10% of the number of issued and outstanding Fairquest Common Shares, less the number of outstanding Fairquest Performance Shares.

Fairquest Options shall have a term not to exceed 5 years and vest in such matter as determined by the board of directors of Fairquest. The exercise price of options granted pursuant to the Fairquest Stock Option Plan is determined by the board of directors of Fairquest at the time of grant and may not be less than the volume weighted average trading price for the Fairquest Common Shares on the TSX for the five trading days immediately preceding the date of grant. Options granted under the Fairquest Stock Option Plan are not assignable. The number of Fairquest Common Shares issuable pursuant to Fairquest Options granted under the Fairquest Stock Option Plan or any other stock compensation arrangements of Fairquest: (i) to insiders may not exceed 10% of the outstanding Fairquest Common Shares; and (ii) which may be issued to insiders within a one year period may not exceed 10% of the outstanding Fairquest Common Shares. In addition, the number of Fairquest Common Shares reserved for issuance to any one optionee may not exceed 5% of the outstanding Fairquest Common Shares.

If an optionholder ceases to be a director, officer, employee of, or service provider to, Fairquest or a subsidiary of Fairquest for any reason the optionee has a period not in excess of six months as prescribed at the time of grant, next succeeding his ceasing to be a director, officer, employee or other service provider to exercise options held to the extent that the optionee was entitled to exercise the options at the date of such cessation. In the event of death of the optionee, options previously granted are exercisable for a period determined at the time of grant not in excess of six months next succeeding such death to the extent that the optionee was entitled to exercise the option at the date of death. The board of directors may at anytime discontinue the Fairquest Stock Option Plan and, subject to applicable regulatory approval, may amend the terms of the Fairquest Stock Option Plan, provided that no amendment may be made without the approval of any stock exchange on which the Fairborne Common Shares may be listed, if required by such stock exchange, or, without the consent of an optionee, if it alters or impairs any option previously granted to such optionee under the Fairquest Stock Option Plan.

RISK FACTORS

An investment in Fairquest should be considered highly speculative due to the nature of the activities of Fairquest and the present stage of its development. See "Risk Factors" in the Information Circular for a summary of certain risk factors which will apply to the activities of Fairquest and the ownership of Fairquest securities which should be carefully considered before making an investment decision relating to Fairquest.

INDUSTRY CONDITIONS

See "Industry Conditions" in the Information Circular for a description of the Industry Conditions under which Fairquest will operate and will be subject to following completion of the Arrangement.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Fairquest by Burnet, Duckworth & Palmer LLP.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument NI 51-102 by Fairquest since its incorporation other than GLJ, Fairquest's independent engineering evaluators. None of the principals of GLJ had any registered or beneficial interests, direct or indirect, in any securities or other property of Fairquest or of Fairquest's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Fairquest or any associate or affiliate of Fairquest, except for C. Steven Cohen, the proposed Secretary of Fairquest, is a partner at Burnet, Duckworth & Palmer LLP, and Brian A. Felesky, a proposed director of Fairquest, is a partner at Felesky Flynn LLP, which law firms have rendered legal services to Fairquest in connection with the Arrangement.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving Fairquest or the Fairquest Assets as of the date of the Information Circular which management of Fairborne believes to be material to Fairquest, nor are any such proceedings known by Fairborne or Fairquest to be contemplated.

MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement, by Fairquest since incorporation other than contracts in the ordinary course of business, are as follows:

1. the Arrangement Agreement; and

2. the Technical Services Agreement.

Copies of these agreements, when executed, will be available for inspection at the head offices of Fairquest at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5, during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Fairquest will be KPMG LLP, Chartered Accountants, of 1200, 205 – 5th Avenue S.W., Calgary, Alberta.

Fairquest's transfer agent will be Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

SCHEDULE A TO APPENDIX H

PRO FORMA FINANCIAL STATEMENTS OF FAIRQUEST ENERGY LIMITED

COMPILATION REPORT

To the Board of Directors of Fairquest Energy Limited

We have read the accompanying unaudited pro forma balance sheet of Fairquest Energy Limited (the "Company") as at December 31, 2004 and the unaudited pro forma statement of operations for the year then ended and have performed the following procedures:

1. Compared the figures in the column captioned "Fairquest Energy Limited" to the audited balance sheet of the Company as at April 22, 2005, and found them to be in agreement.

2. Compared the figures in the column captioned "Fairquest Energy Limited Assets" to the audited statement of net operating revenue of the Fairquest Energy Limited Assets for the year ended December 31, 2004, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns as at and for the year ended December 31, 2004, and found the amounts in the columns captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) *"KPMG LLP"*
Chartered Accountants

Calgary, Canada
April 27, 2005

FAIRQUEST ENERGY LIMITED

Pro Forma Balance Sheet

As at December 31, 2004
(Unaudited)

	Fairquest Energy Limited	Adjustments (Note 2)	Pro Forma
Assets			
Current assets:			
Cash	$ 1	$ 11,400	$ 11,401
Capital assets	–	38,334,000	38,334,000
Future income taxes	–	3,400,000	3,400,000
	$ 1	$41,745,400	$41,745,401
Liabilities and Shareholders' Equity			
Current liabilities:			
Bank debt	$ –	$ –	$ –
Asset retirement obligations	–	1,150,000	1,150,000
Shareholders' equity:			
Common shares	1	39,495,400	39,495,401
Warrants	–	1,090,000	1,090,000
Performance shares	–	10,000	10,000
	1	40,595,400	40,595,401
	$ 1	$41,745,400	$41,745,401

See accompanying notes to pro forma financial statements.

FAIRQUEST ENERGY LIMITED

Pro Forma Statement of Operations

Year ended December 31, 2004
(Unaudited)

	Fairquest Energy Limited Assets	Adjustments (Note 2)	Pro-Forma
Revenue:			
Petroleum and natural gas	$ 9,944,000	$ –	$ 9,944,000
Less: royalties	2,242,000	–	2,242,000
	7,702,000		7,702,000
Expenses:			
Production	1,916,000	–	1,916,000
General and administrative	–	1,578,000	1,578,000
Depletion, depreciation and accretion	–	3,333,000	3,333,000
	1,916,000	4,911,000	6,827,000
Income before taxes	5,786,000	(4,911,000)	875,000
Taxes:			
Current	–	–	–
Future	–	472,000	472,000
	–	472,000	472,000
Net income	$ 5,786,000	$(5,383,000)	$ 403,000
Weighted average shares outstanding			21,144,169
Net income per share – basic and diluted			$ 0.02

See accompanying notes to pro forma financial statements.

1. Basis of presentation:

The accompanying unaudited pro forma balance sheet of Fairquest Energy Limited ("Fairquest" or the "Company") as at December 31, 2004 and the related unaudited pro forma statement of operations for the year then ended have been prepared to reflect the proposed Plan of Arrangement to convert Fairborne Energy Ltd. ("Fairborne") from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Fairquest Energy Limited, a public company concentrating on the exploration and development of oil and natural gas reserves; and (ii) Fairborne Energy Trust (the "Trust"), a trust entity which is designed to distribute to its unitholders a substantial portion of cash generated from operations.

The pro forma financial statements have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada. The unaudited pro forma financial statements as at and for the year ended December 31, 2004 are based on:

(a) the audited balance sheet of Fairquest as at April 22, 2005;

(b) the audited statement of net operating revenue of the Fairquest Assets to be transferred to Fairquest pursuant to the Plan of Arrangement; and

(c) the audited consolidated balance sheet of Fairborne as at December 31, 2004 and the audited consolidated statement of operations and retained earnings for the year then ended.

The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements referred to above.

2. Pro forma transaction and assumptions:

Pursuant to the Plan of Arrangement, Fairborne shareholders will receive one third of a Fairquest share and one trust unit of the Trust or exchangeable share of a subsidiary of the Trust for each common share of Fairborne. As the former shareholders of Fairborne will own Fairquest there has not been a substantive change in ownership thus the assets and liabilities transferred to Fairquest are accounted for on a "continuity of interest" basis. Under this method the carrying value of the assets and liabilities of Fairborne are allocated to Fairquest and the Trust.

2. Pro forma transaction and assumptions (continued):

The pro forma balance sheet gives effect to the conversion of Fairborne into Fairquest and the Trust and the following transactions and assumptions effective December 31, 2004:

(a) Under the Plan of Arrangement a portion of Fairborne's working interest in certain developed properties and undeveloped land will be transferred to Fairquest. The carrying value of the developed properties transferred to Fairquest was determined based on the relative portion of future net revenues from proved oil and natural gas reserves discounted at 10%. The carrying value of the properties transferred is comprised of $29.2 million of developed properties and $9.2 million of undeveloped land.

(b) An initial private placement of 4,740,000 units at a price of $2.11 per unit for gross proceeds of $10.0 million. Each unit includes one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be releasable as to one-third of the aggregate number held on each of the first, second and third anniversaries of the closing date of the private placement. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases. The warrants are exercisable as to one-third on each of the first, second and third anniversaries from the date of issue and expire five years from the date of issue.

(c) Under the Plan of Arrangement, Fairquest will assume $10 million of the outstanding debt of Fairborne. Fairquest will use the proceeds received on the initial private placement to repay the $10 million of bank debt assumed from Fairborne thereby leaving no bank debt outstanding.

(d) The issue of one million performance shares to officers, directors, employees and consultants of Fairquest and the Trust at $0.01 per share. The performance shares will rank junior to the common shares, will be non-voting and will not be entitled to dividends. The performance shares are expected to be issued at a purchase price of $0.01 per share and will be convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the Fairquest Price), less $2.11, if positive, divided by the Fairquest Price. The performance shares become convertible into common shares as to one-third on each of June 1, 2006, 2007 and 2008. If the holder ceases to be a Fairquest service provider before the performance shares become convertible, Fairquest may, subject to applicable law, redeem each Fairquest Performance Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem the Fairquest Performance Shares at a redemption price of $0.01 per share.

(e) The asset retirement obligations associated with the developed properties acquired from Fairborne has been recorded in Fairquest.

2. Pro forma transaction and assumptions (continued):

(f) After completion of the Plan of Arrangement, a future tax asset of approximately $3.4 million arises due to Fairquest's oil and natural gas properties having a greater tax basis than their net book value.

(g) Share capital has been derived as the residual of the net book value of assets and liabilities transferred to Fairquest plus the estimated proceeds of the initial Private Placement of $10 million.

The pro forma statement of operations gives effect to the conversion of Fairborne into Fairquest and the Trust and the following transactions and assumptions effective January 1, 2004.

(a) The revenue, royalties and production expenses for the properties acquired from Fairborne are included in the statement of operations. A portion of the properties acquired were purchased by Fairborne on March 31, 2004. The statement of operations includes the revenue, royalties and production expenses for the properties acquired from Fairborne from January 1, 2004.

(b) General and administrative expenses of $1.6 million for the year ended December 31, 2004 have been allocated to Fairquest. Included in the allocation is an amount for a Technical Services agreement for geological, geophysical, engineering, land, accounting, marketing and other general and administrative services to be provided by the Trust to Fairquest.

(c) Depletion and depreciation has been adjusted to reflect the application of the appropriate unit of production rate for the Fairquest Assets based on Fairquest's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(d) Accretion of the asset retirement obligation was based on Fairquest's estimated credit adjusted risk free rate of 8.5%.

(e) A future tax expense has been recorded to reflect the impact of the above adjustments.

(f) The net income per share has been based on the following weighted average number of shares:

	Common shares
Estimated Fairborne common shares outstanding at the effective date of the Arrangement	49,212,508
Consolidation (based on one Fairquest share for every three Fairborne shares)	16,404,169
Initial private placement	4,740,000
Weighted average common shares outstanding	21,144,169

The weighted average common shares outstanding does not include any adjustments with respect to the exercise of the Fairborne options and warrants.

2. Pro forma transaction and assumptions (continued):

The effect of the exercise of outstanding warrants and conversion of performance shares is anti-dilutive to earnings per share.

(g) No new Fairborne options are assumed to be issued during the period. The actual number of shares outstanding under the plan of Arrangement will depend on the number of options of Fairborne that are exercised.

(h) Compensation cost associated with the performance shares has not been recorded in the pro forma statement of operations as the estimated fair value of the performance shares can not currently be estimated.

SCHEDULE B TO APPENDIX H

STATEMENT OF NET OPERATING REVENUE OF THE FAIRQUEST ENERGY LIMITED ASSETS

AUDITORS' REPORT

To the Directors of Fairborne Energy Ltd.

We have audited the Statement of Net Operating Revenue of the Fairquest Energy Limited Assets to be transferred to Fairquest Energy Limited pursuant to the Plan of Arrangement described in Note 1 for each of the years in the three year period ended December 31, 2004. This financial information is the responsibility of the management of Fairborne Energy Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this Statement of Net Operating Revenue of the Fairquest Energy Limited Assets presents fairly, in all material respects, the revenue and expenses of the Assets to be transferred to Fairquest Energy Limited pursuant to the Plan of Arrangement described in Note 1 for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

(signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
April 27, 2005

STATEMENT OF NET OPERATING REVENUE OF THE FAIRQUEST ENERGY LIMITED ASSETS

For the years ended December 31, 2004, 2003 and 2002

(thousands of dollars)

	2004	2003	2002
Petroleum and natural gas revenue	$ 9,944	$ 9,661	$ 8,259
Royalties	(2,242)	(1,821)	(1,725)
Production expenses	(1,916)	(2,183)	(1,770)
Net operating revenue	$ 5,786	$ 5,657	$ 4,764

See accompanying notes to financial statement.

On behalf of the Board:

(signed) *"Gary F. Aitken"* Director

(signed) *"Donald J. Nelson"* Director

STATEMENT OF NET OPERATING REVENUE OF THE FAIRQUEST ENERGY LIMITED ASSETS

Notes to the Statement of Net Operating Revenue of the Fairquest Energy Limited Assets

For the years ended December 31, 2004, 2003 and 2002

---

1. **Basis of presentation:**

   Pursuant to the Plan of Arrangement involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust ("Trust"), Fairquest Energy Limited ("Fairquest"), Fairborne Acquisition Corp., Fairborne Exchangeco Ltd. and Fairborne Securityholders, certain petroleum and natural gas properties owned by Fairborne (the "Fairquest Assets") will be transferred to Fairquest.

   The statement includes those net operating revenues which are directly related to the working interest for the properties being transferred to Fairquest. These statements do not include any expenses related to general and administrative costs, interest, income or capital taxes or any provisions related to depletion, depreciation, or accretion.

2. **Significant accounting policies:**

   (a) Revenue recognition:

   Revenue from the sale of crude oil, natural gas and natural gas liquids is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

   (b) Operating expenses:

   Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil and natural gas and related products.

   (c) Royalties:

   Royalties are recorded at the time the product is produced and sold.

SCHEDULE C TO APPENDIX H

BALANCE SHEET OF FAIRQUEST ENERGY LIMITED

AUDITORS' REPORT

To the Directors of Fairquest Energy Limited

We have audited the balance sheet of Fairquest Energy Limited as at April 22, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at April 22, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
April 27, 2005

FAIRQUEST ENERGY LIMITED

Balance Sheet

As at April 22, 2005

Assets

Current assets:	
Cash	$ 1

Shareholders' Equity

Capital stock (note 2)	$ 1
Subsequent events (note 3)	

See accompanying notes to financial statement.

On behalf of the Board:

(signed) *"Richard A. Walls"* Director

(signed) *"Robert A. Maitland"* Director

1. Incorporation and financial presentation:

Fairquest Energy Limited ("Fairquest") was incorporated pursuant to the Business Corporations Act (Alberta) on March 7, 2005. Fairquest has not carried on active business since its incorporation. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. Capital stock:

(a) Authorized:

Unlimited number of common shares

(b) Common shares, issued and outstanding:

	Number of shares		Amount
Issued for cash on initial organization	1	$	1

3. Subsequent events:

Pursuant to the Plan of Arrangement involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust ("Trust"), Fairquest, Fairborne Acquisition Corp., Fairborne Exchangeco Ltd. and Fairborne Securityholders, Fairquest is to acquire certain petroleum and natural gas properties located in Alberta from Fairborne and will be engaged in the exploration, acquisition, development and production of oil and natural gas reserves. Fairquest will assume $10 million in outstanding debt in addition to the environmental liabilities relating to its interest in the properties transferred from Fairborne. Shareholders of Fairborne will receive one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and one-third of a common share of Fairquest for each common share of Fairborne. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is scheduled to be completed in June 2005.

Prior to the effective date of the Plan of Arrangement, Fairquest is to be authorized to issue 1,000,000 Fairquest Performance Shares without nominal or par value. These Performance Shares will rank junior to the common shares, will be non-voting and will not be entitled to dividends. The Performance Shares are expected to be issued at a purchase price of $0.01 per share and will be convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the Fairquest Price), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into common shares as to one-third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Fairquest Performance Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest

3. Subsequent events (continued):

will, subject to applicable law, redeem the Fairquest Performance Shares at a redemption price of $0.01 per share.

Prior to the effective date of the Plan of Arrangement, Fairquest is to complete an initial private placement of 4,740,000 units at a price of $2.11 per unit for gross proceeds of $10.0 million. Each unit includes one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares subscribed for will be subject to a contractual hold period and will be releasable as to one-third of the aggregate number held on each of the first, second and third anniversaries of the closing date of the private placement. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases. The warrants are exercisable as to one-third on each of the first, second and third anniversaries from the date of issue and expire five years from the date of issue.

SCHEDULE D TO APPENDIX H

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Fairborne Energy Ltd. ("Fairborne") are responsible for the preparation and disclosure of information with respect to oil and gas activities in respect of properties to be conveyed to Fairquest Energy Limited ("Fairquest") in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of Fairborne has

(a) reviewed the procedures of Fairborne for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors of Fairborne has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 25th day of April, 2005.

(signed) "*Richard A. Walls*"
Richard A. Walls
President and Chief Executive Officer

(signed) "*Robert A. Maitland*"
Robert A. Maitland
Vice-President, Finance and Chief Financial Officer

(signed) "*Gary F. Aitken*"
Gary F. Aitken
Director

(signed) "*Donald J. Nelson*"
Donald J. Nelson
Director

SCHEDULE E TO APPENDIX H

FORM 51-101F2
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairquest Energy Limited (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – M$))			
		Audited	Evaluated	Reviewed	Total
January 15, 2005	Canada	$0	$36,261	$0	$36,261

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada Dated March 24, 2005

Per: (signed) *"Doug R. Sutton"*
Doug R. Sutton, P.Eng.
Vice President

APPENDIX I

INFORMATION CONCERNING FAIRBORNE ENERGY TRUST

TABLE OF CONTENTS

Unless otherwise indicated, the information contained in this Appendix has been prepared assuming that the Arrangement has been effected. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary of Terms to the Information Circular.

THE TRUST

Trust Structure

The Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The Trust was formed on April 20, 2005. See *"General Development of the Business"* in this Appendix and *"Background and Reasons for the Arrangement"* in the Information Circular.

The Trust will commence operations upon completion of the Arrangement. Pursuant to the Arrangement, former holders of Fairborne Common Shares will receive Fairquest Common Shares and Trust Units or Exchangeable Shares (together with Ancillary Rights), or a combination thereof, in accordance with the elections made by such Shareholders. As part of the Arrangement, Fairborne and AcquisitionCo. will amalgamate to form AmalgamationCo, which will become a subsidiary of the Trust and which will continue under the name "Fairborne Energy Ltd.".

Organizational Structure of the Trust

The following diagram describes the inter-corporate relationships among the Trust and certain direct subsidiaries of the Trust as well as the flow of cash from the oil and gas properties held by such subsidiaries to the Trust, and from the Trust to the Unitholders.


Fairborne Shareholders
Trust Units
Exchange Rights
Exchangeable Shares
Trust
ExchangeCo
100% Common Shares
Notes + 100% Common Shares
AmalgamationCo
AmalgamationCo Assets

Notes:

(1) The Unitholders will own 100% of the equity of the Trust.

(2) The maximum number of Exchangeable Shares issuable will be equal to the Exchangeable Share Maximum which will be determined prior to the Effective Time, not to exceed 8,000,000 Exchangeable Shares. See *"Effect of the Arrangement"* and *"Details of the Arrangement"* in the Information Circular.

(3) It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AmalgamationCo, net of administrative and certain other expenses. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of

prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes and dividends on common shares of AmalgamationCo. See "*Effect of the Arrangement*" in the Information Circular.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned by the Trust and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries either, direct and indirect, after giving effect to the Arrangement.

	Percentage of voting securities (directly or indirectly)	**Jurisdiction of Incorporation / Formation**
Fairborne Energy Ltd.	100%	Alberta
Fairborne ExchangeCo Ltd.	100%	Alberta
Pivotal Energy Inc.	100%	Alberta
Fairborne Pivotal Production Partnership[(1)]	100%	Alberta
Case Resources Inc.	100%	Alberta
Case Sub Inc.	100%	Alberta
North America Explorer Inc.	100%	Wyoming

Note:

(1) Fairborne Pivotal Production Partnership is an Alberta general partnership, the partners of which are Fairborne, Pivotal Energy Inc. and Case Resources Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Fairborne Energy Trust

The Trust was established, among other things, to:

- participate in the Plan of Arrangement;
- acquire or invest in securities of AcquisitionCo. or any other affiliate or subsidiary of the Trust and to acquire the Fairborne Common Shares and the Notes pursuant to the Arrangement;
- acquire or invest in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts and to borrow funds or otherwise obtain credit and entering into of hedge or swap agreements or other derivative transactions;
- make loans or other advances to AmalgamationCo or any affiliate or subsidiary of the Trust or AmalgamationCo or any other entity;
- acquire or invest in royalties and make any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust acquire or invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;
- dispose of any part of the assets of the Trust, including, without limitation, any securities of AmalgamationCo or any other affiliate and any royalties;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Trust Units, and make distributions to Unitholders;

- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto; and
- engage in all activities ancillary or incidental to any of these activities.

The Trustee is prohibited from acquiring any investment which (a) is "foreign property" under any provision of the Tax Act if said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The principal undertaking of the Trust will be to issue Trust Units or other securities and to acquire and hold the Notes and other interests. The direct and indirect subsidiaries of the Trust will carry on the business of acquiring and holding interests in petroleum and natural gas properties and assets related thereto. Cash flow from the properties will be flowed from AmalgamationCo to the Trust by way of interest payments and principal repayments on the Notes.

As holders of Trust Units after the Arrangement, Unitholders will receive monthly distributions of the cash flow generated by AmalgamationCo. The Trust will employ a strategy to: (i) provide Unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions to such Unitholders; (ii) provide that AmalgamationCo's assets (excluding the Fairquest Assets transferred to Fairquest Energy Ltd. coincident with the Arrangement becoming effective) are maintained efficiently at a sustainable level; and (iii) enable the Trust to continue to expand its business through development and acquisition opportunities that will provide long-term stable cash flows and be accretive to Unitholders.

It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AmalgamationCo, net of administrative and certain other expenses. The Trust may pay to the Unitholders all or any part of the net income of the Trust. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes and dividends on common shares of AmalgamationCo. In addition, while not contemplated at this time, the Trust may acquire royalties from affiliates or subsidiaries of the Trust or other entities and payments received by the Trust in respect of such royalties may also be distributed to Unitholders.

Cash distributions will be payable on a monthly basis to Unitholders of record on the last day of each month, with the first such payment to occur in July, 2005 which is expected to be made on July 15, 2005 in the amount of $0.11 per Trust Unit to Unitholders of record on June 30, 2005. If the Effective Date is after June 1, 2005, the amount of the distribution will be pro rated based on the number of days in June following the Effective Date. The board of directors of AmalgamationCo will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of AmalgamationCo. The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders assuming 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement. If fewer Exchangeable Shares are issued, the percentage of cash distributed may increase. Depending upon various factors including commodity prices and the size of AmalgamationCo's capital budget, it is expected, based on the foregoing, that approximately 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Prior to the Effective Time, the Trust intends to establish credit facilities in an authorized principal amount between $130 million and $150 million. Pursuant to such facilities, it is anticipated that the Trust will be restricted from making distributions to its Unitholders in various circumstances as will be prescribed in the formal documentation relating to such facilities, which are anticipated to include various events which may include, but may not be limited to, the following: (i) after a demand has been made under the credit facilities; (ii) after the Trustee has received notice of a default or event of default under the credit facilities or of the borrowings thereunder exceeding the borrowing base established from time to time by the lender; and (iii) if such distribution would result in a default or event of default under the credit facilities.

The Trust will become a "reporting issuer" in certain Canadian jurisdictions and will become subject to the informational reporting requirements made under the securities laws of such jurisdictions as a result of the Arrangement.

AmalgamationCo

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo and Fairborne. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of Fairborne, other than the Fairquest Assets which will be transferred to Fairquest pursuant to the Arrangement. All of the environmental liabilities regarding the Fairquest Assets and $10 million in debt will be assumed by Fairquest and AmalgamationCo will retain the balance of the liabilities of Fairborne, including liabilities relating to corporate and income tax matters. The Trust will continue to be the sole common shareholder of AmalgamationCo and certain former shareholders of Fairborne will own the Exchangeable Shares in accordance with the elections made by such holders under the Arrangement. AmalgamationCo will continue to carry on an oil and natural gas business similar to that carried on by Fairborne prior to the Arrangement becoming effective.

Unless the context otherwise requires, reference herein to "AmalgamationCo" means AmalgamationCo together with its wholly-owned subsidiaries, Pivotal Energy Inc., Case Resources Inc., Case Sub Inc., North American Explorer Inc. and the Fairborne Pivotal Production Partnership.

The head office of AmalgamationCo will initially be located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office will be located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 24, 2005. The effective date of the Statement is as of December 31, 2004 and the preparation date of the Statement is January 15, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon evaluations by GLJ and Sproule in the Trust Engineering Report. The Reserves Data summarizes the Trust's oil, liquids and natural gas reserves and the net present values of future net revenue before income taxes for these reserves using constant prices and costs and forecast prices and costs. Net present values of future net revenues after income taxes have not been included because the Trust will not be taxable. The Reserves Data conforms with the requirements of NI 51-101. Fairborne engaged GLJ and Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. The Sproule Report evaluates the natural gas reserves of AmalgamationCo attributable to the coal bed methane property in the Clive area of Alberta. The GLJ Trust Report evaluates the balance of the properties of AmalgamationCo.

The Report on Reserves Data by GLJ and Sproule in Form 51-101F2 and the Report of Management and Directors on Reserve Data and Other Information in Form 51-101F3 are included as Schedules C and D to this Appendix.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of AmalgamationCo's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

All of AmalgamationCo's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

Reserves Data (Constant Prices and Costs)

**SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2004
CONSTANT PRICES AND COSTS**

Reserves Category	Light And Medium Oil Gross (Mbbls)	Light And Medium Oil Net (Mbbls)	Heavy Oil Gross (Mbbls)	Heavy Oil Net (Mbbls)	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)	Natural Gas Liquids Gross (Mbbls)	Natural Gas Liquids Net (Mbbls)	Total Reserves Gross (Mboe)	Total Reserves Net (Mboe)
Proved Developed Producing	4,411	3,718	79	71	56,745	44,078	846	584	14,793	11,719
Proved Developed Non-Producing	523	465	270	242	14,822	11,725	320	228	3,583	2,889
Proved Undeveloped	1,090	904	41	32	22,013	17,338	260	182	5,059	4,007
Total Proved	6,024	5,086	389	345	93,581	73,142	1,426	994	23,435	18,616
Probable	2,343	2,003	297	263	53,917	43,540	665	463	12,291	9,985
Total Proved Plus Probable	8,367	7,089	686	608	147,498	116,681	2,090	1,457	35,726	28,601

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year) 0 ($000s)	5 ($000s)	10 ($000s)	15 ($000s)	20 ($000s)
Proved Developed Producing	356,454	297,920	258,268	229,347	207,204
Proved Developed Non–Producing	81,005	65,052	54,115	46,210	40,259
Proved Undeveloped	91,808	71,389	56,791	45,951	37,651
Total Proved	529,268	434,361	369,173	321,507	258,114
Probable	285,825	189,751	136,489	103,465	81,426
Total Proved Plus Probable	815,093	624,112	505,663	424,972	366,541

**TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2004
CONSTANT PRICES AND COSTS**

Reserves Category	Revenue ($000s)	Royalties ($000s)	Operating Costs ($000s)	Development Costs ($000s)	Well Abandonment Costs ($000s)	Future Net Revenue Before Income Taxes ($000s)
Proved Reserves	973,824	183,093	201,228	52,016	8,220	529,268
Proved Plus Probable	1,473,562	270,221	300,166	77,829	10,252	815,093

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2004 CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($000s)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	115,919
	Heavy Oil	121
	Coal Bed Methane	43,808
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	205,506
	Other company revenue/costs	3,820
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	145,271
	Heavy Oil	205
	Coal Bed Methane	84,228
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	271,589
	Other company revenue/costs	4,370

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2004 FORECAST PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Reserves	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)	Gross (Mboe)	Net (Mboe)
Proved Developed Producing	4,332	3,652	94	83	56,207	43,602	837	580	14,630	11,582
Proved Developed Non-Producing	523	465	295	264	14,725	11,641	319	228	3,592	2,897
Proved Undeveloped	1,089	906	44	34	22,015	17,343	259	181	5,061	4,011
Total Proved	5,944	5,022	433	381	92,947	72,586	1,415	990	23,283	18,490
Probable	2,308	1,978	321	282	53,747	43,391	664	464	12,251	9,957
Total Proved Plus Probable	8,252	7,001	754	663	146,694	115,977	2,079	1,454	35,534	28,447

	Net Present Values of Future Net Revenue				
	Before Income Taxes Discounted At (%/year)				
	0	5	10	15	20
Reserves Category	($000s)	($000s)	($000s)	($000s)	($000s)
Proved Developed Producing	314,977	268,350	236,061	212,061	193,392
Proved Developed Non–Producing	69,583	56,714	47,717	41,122	36,102
Proved Undeveloped	77,287	60,289	48,001	38,794	31,692
Total Proved	461,847	385,352	331,779	291,977	261,186
Probable	244,239	163,082	117,651	89,359	70,431
Total Proved Plus Probable	706,086	548,434	449,430	381,336	331,617

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2004
FORECAST PRICES AND COSTS

Reserves Category	Revenue ($000s)	Royalties ($000s)	Operating Costs ($000s)	Development Costs ($000s)	Well Abandonment Costs ($000s)	Future Net Revenue Before Income Taxes ($000s)
Proved Reserves	914,043	171,328	218,790	52,294	9,784	461,847
Proved Plus Probable	1,393,787	252,581	343,442	78,495	13,185	706,086

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2004
FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by–products)	108,881
	Heavy Oil	1,425
	Coal Bed Methane	38,926
	Natural Gas (including by–products and Heavy Oil but excluding solution gas from oil wells)	178,817
	Other company revenue/costs	3,731
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	133,727
	Heavy Oil	2,402
	Coal Bed Methane	75,446
	Natural Gas (including by–products and Heavy Oil but excluding solution gas from oil wells)	233,501
	Other company revenue/costs	4,353

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Trust Engineering Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

   Reserve Categories

   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

   - analysis of drilling, geological, geophysical and engineering data;
   - the use of established technology; and
   - specified economic conditions.

   Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

   (i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

   (ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Fairborne is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ and Sproule in the Trust Engineering Report were GLJ's forecasts as at January 1, 2005, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL							
Year	**WTI Cushing Oklahoma ($US/Bbl)**	**Edmonton Par Price 40° API ($Cdn/Bbl)**	**Hardisty Heavy 12° API ($Cdn/Bbl)**	**Cromer Medium 29.3° API ($Cdn/Bbl)**	**NATURAL GAS AECO Gas Price ($Cdn/MMBtu)**	**NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)**	**INFLATION RATES(1) %/Year**	**EXCHANGE RATE(2) ($US/$Cdn)**
Forecast								
2005	42.00	50.25	27.50	43.75	6.60	40.18	2.0	0.820
2006	40.00	47.75	28.50	41.50	6.35	37.57	2.0	0.820
2007	38.00	45.50	28.75	39.50	6.15	35.68	2.0	0.820
2008	36.00	43.25	27.25	37.75	6.00	33.83	2.0	0.820
2009	34.00	40.75	25.50	35.50	6.00	31.69	2.0	0.820
2010	33.00	39.50	24.75	34.25	6.00	30.58	2.0	0.820
2011	33.00	39.50	24.75	34.25	6.00	30.43	2.0	0.820
2012	33.00	39.50	24.75	34.25	6.00	30.09	2.0	0.820
2013	33.50	40.00	24.75	34.75	6.10	30.05	2.0	0.820
2014	34.00	40.75	25.50	35.50	6.20	30.57	2.0	0.820
2015	34.50	41.25	25.75	36.00	6.30	30.95	2.0	0.820
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.820

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by Fairborne in respect of the AmalgamationCo Assets for the year ended December 31, 2004, were $6.69/Mcf for natural gas, $46.34/Bbl for crude oil and $44.01/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

Constant prices and costs are:

(a) Fairborne's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Fairborne is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Fairborne's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Trust Engineering Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL						
Year	**WTI Cushing Oklahoma ($US/Bbl)**	**Edmonton Par Price 40° API ($Cdn/Bbl)**	**LLB at Hardisty ($Cdn/Bbl)**	**Cromer Medium 29.3° API ($Cdn/Bbl)**	**NATURAL GAS AECO Gas Price ($Cdn/MMBtu)**	**NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)**	**EXCHANGE RATE[(1)] ($US/$Cdn)**
Historical							
2004 [(2)]	43.45	46.54	24.33	32.12	6.79	37.88	0.8308

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31, 2004.

5. The ARTC is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The AmalgamationCo Assets will qualify for the maximum ARTC.

6. Estimated future abandonment costs related to a property have been taken into account by GLJ and Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8. The extent and character of all factual data supplied to GLJ and Sproule were accepted by GLJ and Sproule as represented. No field inspection was conducted.

Additional Information Relating to Reserves Data

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they will be scheduled into AmalgamationCo's development plans. Normally, Fairborne plans to develop its proved and probable undeveloped reserves within two years. AmalgamationCo will operate under the same guiding principles. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);

- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

Fairborne does not anticipate any significant economic factors or significant uncertainties will effect any particular components of the reserves data associated with the AmalgamationCo Assets. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond AmalgamationCo's control (see "Risk Factors" in the Information Circular).

Future Development Costs

The following table sets forth development costs deducted in the estimation of the future net revenue for the AmalgamationCo Assets attributable to the reserve categories noted below:

	Forecast Prices and Costs		Constant Prices and Costs
Year	Proved Reserves ($000s)	Proved Plus Probable Reserves ($000s)	Proved Reserves ($000s)
2005	43,005	63,762	43,005
2006	7,711	9,466	7,560
2007	635	2,583	610
2008	501	501	473
2009	5	503	5
Thereafter	437	1,680	363
Total: Undiscounted	52,294	78,495	52,016
Total: Discounted at 10%/year	48,724	72,371	48,525

Fairborne expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Principal Properties

The following is a description of the principal oil and natural gas properties comprising the AmalgamationCo Assets as at December 31, 2004. Unless otherwise stated, production stated is approximate current production received in respect of the working interest share attributable to the AmalgamationCo Assets before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres information is as at March 31, 2005 and well count information is current.

Brazeau

Following completion of the Arrangement, AmalgamationCo will hold all of Fairborne's existing interest in the Brazeau area. The Brazeau operating area was acquired as part of the West Pembina Acquisition, which included an operated 57.633923% working interest in the Brazeau Belly River Unit #6. This Unit produces hydrocarbons from sandstone reservoirs within both the Basal and Lower intervals of the Cretaceous age Belly River formation. Following the acquisition, Fairborne performed 11 well recompletions (7.8 net) targeting low risk bypassed pay opportunities. Of these recompletions, eight were successful. Current production attributable to the AmalgamationCo Assets in this area is approximately 1,640 Mcf/d natural gas and 650 Bbls/d oil and NGLs (923 BOE/d). Upon completion of the Arrangement, AmalgamationCo will continue with Fairborne's current development program through 2005 with 3 recompletions and 2 drills planned.

West Pembina/Columbia/Harlech

The West Pembina and Columbia/Harlech properties are located in west central Alberta approximately 180 kilometers southwest of Edmonton. Upon completion of the Arrangement, AmalgamationCo will hold a working interest in 129,120 gross (74,659 net) acres of land, 86% of which is presently undeveloped.

Fairborne's West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. Current production attributable to the AmalgamationCo Assets from West Pembina is approximately 7,500 Mcf/d of natural gas with 348 Bbls/d of crude oil and NGLs for an equivalent of 1,601 BOE/d. The majority of production in the Nisku comes from single well pools with between 10% and 40% hydrogen sulphide and initial estimated recoverable reserves ranging from 5 to 25 Bcf. Fairborne has developed a large inventory of Nisku opportunities utilizing an extensive 3D seismic dataset. In addition to this, a compression project will be completed in the second quarter of 2005 that will increase the hydraulic efficiency of the eastern portion of the West Pembina gathering system.

The Columbia/Harlech area is located directly west of West Pembina. Currently, 8 gross (5.6 net) wells are on production with daily production attributable to the AmalgamationCo Assets of approximately 5,000 Mcf/d and 102 Bbls/d in oil and natural gas liquids (935 BOE/d). Drilling in 2005 will target low risk development locations targeting the Belly River and Viking. Through the farmout arrangement with Fairquest, the Trust will pay its share of pipeline and facilities costs on wells drilled by Fairquest.

Clive

Following completion of the Arrangement, AmalgamationCo will hold all of Fairborne's existing interest in the Clive area. Fairborne's Clive core operating area is located in central Alberta, approximately 50 kilometers northeast of Red Deer. Fairborne production is from two units which produce oil and gas from Devonian aged reservoirs, as well as conventional oil and natural gas from non-unitized lands in the area. In addition to the conventional oil and gas production, Fairborne has developed an extensive project targeting coal bed methane gas from coals within the Horseshoe Canyon formation of the Cretaceous. Current production attributable to the AmalgamationCo Assets from the Clive area is approximately 802 Bbls/d of oil and NGLs and 9,250 Mcf/d of natural gas for a total of 2,344 BOE/d, Fairborne holds 46,011 gross (32,180 net) acres of land in the Clive area, 31% of which is currently undeveloped.

Clive (Units and Non-Unit Wells)

Fairborne's net working interest production in Clive includes two Clive units (the Clive Leduc (D3) Unit #1 and the Clive Nisku (D2) Unit #1) as well as non-unitized wells. Fairborne operates both units at 93.9% and 98.9% working interest respectively, with all oil and gas processed at an operated facility in the immediate vicinity. All oil from the units is ultimately delivered to a Koch operated pipeline system then transported to Edmonton, while the gas is transported to the Nevis Gas plant (operated by Duke) for further processing and natural gas liquids recovery. Three development wells are planned for the Leduc/Nisku units in 2005.

Clive Coal Bed Methane (CBM)

Following positive results from initial testing and production in 2003, Fairborne drilled 49 wells (48 net) for CBM in late 2003 to the end of 2004 for a total of 51 wells that have been drilled to date. Fairborne is proceeding with submission of holding applications to the regulatory agencies, which allows for additional CBM wells to be drilled in each section of land. As of December 31, 2004 a total of 21,760 gross (19,036 net) acres had been approved for additional downspaced drilling with a further 11,520 gross (7,267 net) acres requiring approval. During 2004, Fairborne installed a large diameter gas pipeline to exclusively service the new CBM production.

Current CBM production attributable to the AmalgamationCo Assets from the Clive area is approximately 7.4 MMcf/d (6.9 MMcf/d net) from a total of 48 (44.8 net) producing wells, yielding an average of approximately 150 Mcf/d per well. Plans for the remainder of 2005 include drilling another 20 wells and adding facilities infrastructure to redirect coal bed methane gas directly to sales rather than to a third party processing facility where the gas is currently processed.

Long term development plans for CBM at Clive involve drilling four wells per square mile for a minimum of 200 wells in the fully developed model. AmalgamationCo plans to drill approximately 50 wells per year, starting in 2006, to obtain this level of development. It should be noted that current CBM wells decline at less than half the forecast total corporate decline rate of 22 percent. CBM will therefore have the effect of lessening the overall corporate decline rate for the next three years as CBM accounts for a higher and higher percentage of total corporate production.

Valhalla/Rycroft

The Valhalla/Rycroft core operating area is located approximately 35 kilometers north of the city of Grande Prairie in northwest Alberta, and is located approximately 40 kilometers south and east of Fairborne's Gordondale property. Due to the multi-zone characteristic of this area, production in Valhalla/Rycroft comes from numerous different reservoirs. Current production attributable to the AmalgamationCo Assets in this area is approximately 4,900 Mcf/d natural gas and 27 Bbls/d oil and NGLs (845 BOE/d), with 9 gross (4.2 net) wells on production. During 2004, Fairborne drilled six gross (4.0 net) wells with an overall success rate of 67%, resulting in four gas wells and the discovery of three new pools.

During the summer of 2004, a major expansion of the Fairborne operated Rycroft gas processing facility was completed. This expansion was required to adequately service new gas production from several wells drilled by Fairborne in the first quarter of 2004. In addition to the production, following completion of the Arrangement, AmalgamationCo will hold 44,160 gross acres (16,545 net) of land in the area, 62% of which remains undeveloped. Plans for 2005 include drilling six wells in the area including one deep exploration well targeting the Wabamun formation.

Wild River/Deep Basin

The Wild River/Deep Basin area is located in west central Alberta, approximately 250 kilometers west of Edmonton. This area contains higher reward/higher risk drilling prospects of which Fairborne drilled three wells (1.3 net) in 2004, resulting in a significant gas discovery in the Nisku formation in Wild River, a currently suspended gas well in Gold Creek and a potential gas well in Chambers. During the first quarter of 2004, the Wild River exploration well was tested at up to 14,000 Mcf/d (2,333 BOE/d) of raw sour gas. In order to bring this production on stream, Fairborne completed the construction of an operated pipeline and gas processing facility that ultimately delivers gas to a third party operated gathering system. With the new infrastructure in place, first production commenced in late September and, to date, the well has produced almost two Bcf of sales gas (1.0 Bcf to Fairborne). AmalgamationCo's share of production in this area is approximately 5,100 Mcf/d of natural gas (850 BOE/d). Upon completion of the Arrangement, AmalgamationCo will hold a working interest in 7,040 gross (2,098 net) acres of land in the Wild River/Deep Basin area. Current plans are to drill follow-up wells to the Wild River discovery.

Wood River

Following completion of the Arrangement, AmalgamationCo will hold all of Fairborne's existing interest in the Wood River area. The Wood River property is located approximately 25 kilometers north of the Company's Clive property, about 55 kilometers northeast of the city of Red Deer in Central Alberta. The property consists of four units where Fairborne holds between 10% to 64% working interest as well as certain non-unit wells. Current production attributable to the AmalgamationCo Assets from Wood River is approximately 150 Bbls/d crude oil and NGLs and 900 Mcf/d natural gas for a total of 309 BOE/d. During 2004, Fairborne drilled two wells, resulting in one gas well and one dry hole. In addition to the productive wells, Fairborne holds between 3% and 100% in 6,455 gross (3,075 net) acres of land. All oil produced from the Wood River units is produced through Fairborne operated production facilities.

Pigeon Lake/Westerose

The Pigeon Lake/Westerose property is located approximately 40 kilometers south and west of the city of Edmonton in Fairborne's Central Alberta operations area. Upon completion of the Arrangement, AmalgamationCo will hold an interest in four gross (1.6 net) wells in the area, with 3 gross (1.2 net) wells on production, all of which were added during 2004, with the majority of production beginning in November 2004. Current production attributable to the interest of the AmalgamationCo Assets in these producing wells is approximately 980 Mcf/d natural gas and 30 Bbls/d in associated natural gas liquids for a total of 195 BOE/d. In 2004, Fairborne drilled four wells , targeting sweet gas from the Ellerslie and Glauconite formations of the Cretaceous. Fairborne undertook the installation of a thirteen kilometer pipeline in the area to better service new gas discoveries. AmalgamationCo's total land holdings in the area will consist of 15,321 gross (10,004 net acres) of which 8,060 net acres (80%) are undeveloped. The 2005 program includes drilling four wells for the Ellerslie and Glauconite.

Haynes

Following completion of the Arrangement, AmalgamationCo will hold all of Fairborne's existing interest in the Haynes area. The Haynes property, acquired as part of the Case Acquisition, is located in central Alberta immediately south of Fairborne's Clive property approximately 25 kilometers east of the city of Red Deer. Fairborne's working interest production in Haynes comes from reservoirs in the Devonian aged Nisku and Leduc formations. Current production attributable to the AmalgamationCo Assets in the area is approximately 830 Bbls/d oil and NGLs and 650 Mcf/d natural gas (938 BOE/d). In 2004, Fairborne drilled two successful 100% interest wells, with one completed for oil in what is interpreted to be a new accumulation in the Leduc formation. In addition to the production, AmalgamationCo will hold an interest in a total of 12,196 gross (10,963 net) acres of land, 53% of which is currently undeveloped, and operate the central oil battery that services the Haynes property. Plans for 2005 include three workovers and one development well.

Gordondale

Following completion of the Arrangement, AmalgamationCo will hold all of Fairborne's existing interest in the Gordondale area. The Gordondale property is located approximately 75 kilometers northwest of the city of Grande Prairie in northwestern Alberta. Fairborne currently produces a combination of sweet and sour natural gas from reservoirs in Cretaceous and Triassic aged strata. In 2004, Fairborne drilled six gross (6.0 net) wells in the Gordondale area with all six wells cased and completed for production. Five of these new wells were drilled to develop a new pool in the Braeburn formation that was discovered by Fairborne in June, 2004. The wells drilled into this new pool should be brought on stream in late 2005, once regulatory requirements are met. Current daily production attributable to the AmalgamationCo Assets from Gordondale is approximately 2,600 Mcf/d natural gas and 9 Bbls/d of natural gas liquids for an equivalent of 445 BOE/d. In the area, AmalgamationCo will hold a total of 27,680 gross (20,212 net) acres of land, of which 58% remains undeveloped.

Basset Lake

Following completion of the Arrangement, AmalgamationCo will hold all of Fairborne's existing interest in the Basset Lake area. The Basset Lake area is located approximately 50 kilometers southwest of Rainbow Lake in northern Alberta, and as such is only accessible during the winter operating season. During the 2003/2004 winter season, Fairborne drilled 20 wells (10 net) with 90% of the wells successfully encountering the target reservoir unit in the Cretaceous Bluesky formation. In order to better manage the produced water and to reduce operating costs, one well was converted to a water disposal well. One new well (0.5 net) was dry and abandoned. In addition to the new drilling, Fairborne brought 22 wells (11.0 net) on stream to operated gas gathering infrastructure and completed the installation of further compression and water disposal facilities. Full production from the new wells to the upgraded facilities commenced in May, 2004.

The Basset Lake property consists of 25 gross (12.5 net) wells, with current daily gas production of approximately 1,600 Mcf/d and oil and NGL production of 6 Bbls/d (273 BOE/d). In addition to the production, AmalgamationCo will hold 27,520 gross (21,120 net) acres of land, 68% of which falls into the undeveloped category.

Weyburn

Following completion of the Arrangement, AmalgamationCo will hold all of Fairborne's existing interest in the Weyburn area. Fairborne's Weyburn property is located 70 miles southeast of Regina, Saskatchewan, consisting of 4,907 gross acres (4,732 net) of operated lands, from which Fairborne's current net production is approximately 272 Bbls/d of 28°API oil from the Midale/Marly formation.

Minor Properties

In addition to the foregoing, there is approximately 1,000 BOE/d of production attributable to various other properties that will be comprised in the AmalgamationCo Assets.

Oil and Gas Wells

The following table sets forth the number and status of wells in which AmalgamationCo is expected to have a working interest after giving effect to the Arrangement as at December 31, 2004.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	274	191.9	49	34.5	188	112.2	66	36.9
British Columbia	1	0.2	-	-	-	-	-	-
Saskatchewan	50	26.6	8	4.0	-	-	-	-
Total	325	218.7	57	38.5	188	112.2	66	36.9

Properties with No Attributed Reserves

The following table sets out the developed and undeveloped land position associated with the AmalgamationCo Assets as at December 31, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	146,475	78,004	265,645	164,785	412,120	242,788
British Columbia	1,362	338	4,962	1,205	6,324	1,543
Saskatchewan	3,578	2,727	3,625	2,571	7,203	5,298
United States	-	-	54,595	30,592	54,595	30,592
Total	151,415	81,069	328,827	199,153	480,242	280,221

Fairborne expects that rights to explore, develop and exploit 53,095 net acres of the undeveloped land holdings associated with the AmalgamationCo Assets may expire by December 31, 2005. Fairborne plans to drill or submit application to continue selected portions of the above acreage.

The AmalgamationCo Assets will include a commitment to drill 25 new farm-in wells.

Forward Contracts and Marketing

The crude oil and natural gas production associated with the AmalgamationCo Assets are currently sold directly to credit-worthy counterparties, with the exception of small quantities of non-operated properties which are marketed by the operator.

Fairborne periodically hedges the price on a portion of its crude oil and natural gas production. During 2004, Fairborne's realized price for crude oil and NGLs was reduced by $2.27 per barrel in the first quarter, $3.21 per barrel in the second quarter, $1.53 per barrel in the third quarter and $3.12 per barrel in the fourth quarter as

Fairborne hedged an average of 13 percent of total crude oil production during the twelve months ended December 31, 2004.

The prices received for natural gas were reduced by $0.07 per Mcf in the first quarter of 2004, and there was no reduction in the second, third and fourth quarters of 2004 as Fairborne hedged an average of 3.5% of total natural gas production during the twelve months ended December 31, 2004.

The following table summarizes the hedges outstanding at March 31, 2005 associated with the AmalgamationCo Assets:

Commodity	Period	Volume	Price
Natural Gas	June 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of $7.10/GJ and a ceiling of $8.18/GJ.
Natural Gas	June 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of $7.30/GJ and a ceiling of $8.35/GJ.
Natural Gas	November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN$8.00/GJ plus 50% of the AECO C Monthly Index over $8.00 (Floor of CDN$8.00/GJ)
Natural Gas	November 1, 2005 to March 31, 2006	1,000 GJ/day	CDN$8.05/GJ plus 50% of the AECO C Monthly Index over $8.05 (Floor of CDN$8.05/GJ)

Fairborne may also enter into additional hedging commitments prior to completion of the Arrangement.

Additional Information Concerning Abandonment and Reclamation Costs

Fairborne uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. AmalgamationCo will operate under these same guiding principles. It is currently estimated that AmalgamationCo will have 406.3 net wells for which it is expected to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $9.8 million (undiscounted) and $4.6 million (discounted at 10%). 100% of such amounts were deducted as abandonment costs in estimating future net revenue of AmalgamationCo as disclosed above.

The following table sets forth the abandonment costs deducted in the estimation of future net revenue for the AmalgamationCo Assets:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2005	484
2006	716
2007	263
Thereafter	8,321
Total Undiscounted	9,784
Total Discounted @ 10%	4,611

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2005	475
2006	714
2007	278
Thereafter	6,753
Total Undiscounted	8,220
Total Discounted @ 10%	3,989

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust and from the Trust to Unitholders. Therefore, it is expected that no income tax liability will be incurred by the Trust for so long as the Trust maintains its organizational tax structure. AmalgamationCo also will not be taxable so long as the interest on the Notes held by the Trust, royalties that may be acquired and other expenses in AmalgamationCo are sufficient to reduce taxable income to nil in the operating subsidiaries. Fairborne does not expect AmalgamationCo to be required to pay income taxes for the 2005 financial year. Depending mainly on commodity prices, production levels and presently intended capital expenditures, it is anticipated that AmalgamationCo will not be taxable before at least 2008.

Capital Expenditures

The following table summarizes capital expenditures incurred by Fairborne with respect to the AmalgamationCo Assets for the year ended December 31, 2004 ($000s):

Property acquisition costs	
Proved properties	89,637
Undeveloped properties	3,913
Exploration costs	25,258
Development costs	85,044
Dispositions	(10,668)
Corporate Assets	435
Total	193,619

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells associated with the AmalgamationCo Assets in which Fairborne participated during the year ended December 31, 2004. Wells drilled on lands prior to their acquisition by Fairborne are not included.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	-	-	3	3.0
Natural Gas	28	19.1	81	54.6
Service	-	-	-	-
Dry	2	1.2	4	3.8
Total	30	20.3	88	61.4

For details on the important current and likely exploration and development activities during 2005, see "*Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Gas Information – Principal Properties*" in this Appendix.

Production Estimates

The following tables sets out the production volume associated with the AmalgamationCo Assets estimated for the year ended December 31, 2005, which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Disclosure of Reserves Data*" above.

FORECAST PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total	
Reserves Category	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (Mcf/d)**	**Net (Mcf/d)**	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (BOE/d)**	**Net (BOE/d)**
Total Proved	2,674	2,155	137	120	50,037	37,555	775	547	11,925	9,081
Total Proved Plus Probable	2,784	2,243	165	144	54,859	41,177	841	594	12,933	9,844

CONSTANT PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total	
Reserves Category	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (Mcf/d)**	**Net (Mcf/d)**	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (BOE/d)**	**Net (BOE/d)**
Total Proved	2,674	2,155	137	122	50,013	37,525	775	547	11,921	9,077
Total Proved Plus Probable	2,784	2,243	165	146	54,835	41,147	841	594	12,929	9,840

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback associated with the AmalgamationCo Assets for the periods indicated below, but does not include information in respect of assets prior to the acquisition of such assets by Fairborne:

	Quarter Ended			
	2004			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	2,768	2,934	2,492	1,956
Heavy Oil (Bbls/d)	124	104	-	-
Gas (Mcf/d)	38,911	29,306	27,120	16,803
NGLs (Bbls/d)	434	271	179	133
Combined (BOE/d)	9,811	8,194	7,192	4,890
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	49.93	49.60	44.54	39.92
Heavy Oil ($/Bbls)	33.44	36.65	-	-
Gas ($/Mcf)	6.65	6.72	6.77	6.57
NGLs ($/Bbls)	43.90	47.39	39.48	43.51
Combined ($/BOE)	42.84	43.83	41.94	39.73
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	9.13	8.86	8.36	10.43
Heavy Oil ($/Bbls)	6.39	3.98	-	-
Gas ($/Mcf)	1.39	1.56	1.62	1.36
NGLs ($/Bbls)	8.83	8.67	1.46	6.95
Combined ($/BOE)	8.57	9.08	9.05	9.03

	Quarter Ended			
	2004			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	9.15	8.13	8.71	7.17
Heavy Oil ($/Bbls)	18.88	23.22	-	-
Gas ($/Mcf)	1.43	1.15	1.34	1.03
NGLs ($/Bbls)	7.62	5.02	6.24	6.05
Combined ($/BOE)	8.83	7.50	8.22	6.57
Netback Received ($/BOE)[(2)]				
Light and Medium Crude Oil ($/Bbls)	31.65	32.61	27.47	22.32
Heavy Oil ($/Bbls)	8.17	9.45	-	-
Gas ($/Mcf)	3.83	4.01	3.81	4.18
NGLs ($/Bbls)	27.45	33.70	31.78	30.51
Combined ($/BOE)	25.44	27.25	24.67	24.13

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates average daily gross production from important fields in respect of the AmalgamationCo Assets for the year ended December 31, 2004, but does not include information in respect of assets prior to the acquisition of such assets by Fairborne:

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Brazeau	323	-	1,274	61	597
West Pembina	141	-	5,729	29	1,126
Columbia/Harlech	5	-	386	3	72
Clive	1,001	-	5,371	114	2,011
Valhalla/Rycroft	32	-	4,679	-	810
Wild River/Deep Basin	-	-	1,726	-	288
Wood River	185	-	1,262	28	424
Pigeon Lake/Westerose	2	-	405	14	84
Haynes	319	-	548	28	438
Gordondale	4	-	2,229	3	378
Basset Lake	6	-	2,091	-	354
Marlboro	-	-	486	-	81
Miscellaneous	201	-	1,881	9	524
Total Alberta	2,219	-	28,067	289	7,187
Weyburn	286	-	-	-	286
Miscellaneous	-	57	-	-	57
Total Saskatchewan	286	57	-	-	343
Total	2,505	57	28,067	289	7,530

Fairborne's crude oil production from the AmalgamationCo Assets for the year ended December 31, 2004 was 97.8% light and medium quality crude oil (25° API or greater) and 2.2% heavy crude oil (less than 15° API).

For the twelve months ended December 31, 2004, approximately 37.7% of Fairborne's gross revenue from the AmalgamationCo Assets was derived from crude oil production and 62.3% was derived from natural gas production.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Information

The following summarizes historical production from the AmalgamationCo Assets, before deduction of royalties, during the periods indicated, but does not include information in respect of assets prior to the acquisition of such assets by Fairborne:

	Years Ended December 31,		
	2004	2003	2002
Natural gas (Mcf/d)	28,067	10,226	5,996
Crude oil (Bbls/d)	2,562	1,872	1,248
Natural gas liquids (Bbls/d)	289	163	148
Oil equivalent (BOE/d)	7,530	3,739	2,396

Selected Financial Information

The following is a summary of selected pro forma financial information in respect of the AmalgamationCo Assets for the periods indicated, but does not include information in respect of assets prior to the acquisition of such assets by Fairborne ($000s):

	Years Ended December 31,		
	2004	2003	2002
Petroleum and natural gas revenue	117,310	50,202	16,376
Royalties	24,527	9,229	2,969
Production expenses	21,922	8,328	3,567
Net operating revenue[1]	70,861	32,645	9,840

Note:

(1) Net operating revenues before general and administrative expenses, stock-based compensation, interest, income and capital taxes or any provisions related to depreciation, depletion and accretion of asset retirement obligations.

Quarterly Information

The following is a summary of selected financial information in respect of the AmalgamationCo Assets for the periods indicated, but does not include information in respect of assets prior to the acquisition of such assets by Fairborne ($000s):

	Three Months Ended			
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Petroleum and natural gas revenue	38,928	33,166	27,450	17,766
Net operating revenue[1]	23,221	20,665	16,150	10,825

	Three Months Ended			
	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Petroleum and natural gas revenue	15,070	15,447	10,154	9,531
Net operating revenue[1]	9,646	9,983	6,802	6,214

Note:

(1) Net operating revenues before general and administrative expenses, stock-based compensation, interest, income and capital taxes or any provisions related to depreciation, depletion and accretion of asset retirement obligations.

Liquidity and Capital Resources

AmalgamationCo's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets. Short term capital will also be used from time to time to fund cash distributions and to maintain a reasonably even monthly cash distribution program to Unitholders. However, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of AmalgamationCo internally generated cash flow, long-term debt, equity, and farmout arrangements.

Fairborne anticipates obtaining a commitment from one or more Canadian chartered banks or other financial institutions to provide credit facilities of between $130 million and $150 million for general corporate purposes. It is anticipated that the availability on the credit facilities may vary from time to time based upon various factors including the borrowing base attributed to AmalgamationCo's oil and gas assets by the lenders and may be secured by a charge over all assets of AmalgamationCo, guarantees of AmalgamationCo's material subsidiaries, and which guarantees will be secured by a charge over all assets of each such subsidiary and such other security as may be negotiated. It is also anticipated that pursuant to these credit facilities, the Trust will be restricted from making distributions to its Unitholders in various circumstances which may include, but may not be limited to, the following: (i) after a demand has been made under the facilities; (ii) after the Trustee has received notice of a default or event of default under the facilities or if the borrowings thereunder exceeding the borrowing base established from time to time by the lender; and (iii) if such distribution would result in a default or event of default under the facilities.

Significant expansions of AmalgamationCo's capital program may, if determined appropriate, be financed through equity or debt financings.

All of AmalgamationCo's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. AmalgamationCo has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations relating to the AmalgamationCo Assets was $12 million as at December 31, 2004. AmalgamationCo intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim the AmalgamationCo Assets discounted at a credit adjusted risk free rate of 8.5 percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

AmalgamationCo intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. AmalgamationCo understands that the AmalgamationCo Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

ADDITIONAL INFORMATION RESPECTING THE TRUST

Following is a summary description of certain provisions of the Trust Indenture and does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Trust Indenture.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.

Voting

Each Trust Unit shall entitle the holder thereof to one vote at all meetings of the holders of Trust Units.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

Pre-Emptive Rights, Redemption and Conversion

Each Trust Unit is not subject to pre-emptive or conversion rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "*Redemption Right*".

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AmalgamationCo or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from AmalgamationCo and the ability of AmalgamationCo to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of AmalgamationCo in the resolution authorizing the issuance of any Special Voting Units. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by AmalgamationCo or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue one Special Voting Unit to the Voting and Exchange Trust Agreement Trustee which will entitle the holders of record of Exchangeable Shares to a number of votes at meetings of Trust Unitholders equal to the aggregate equivalent vote amount. See "*Share Capital*" below.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person thereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. Pursuant to the Trust Indenture, no Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture provides that the Trustee or AmalgamationCo on behalf of the Trust, the Trustee, AmalgamationCo and the Trust shall make all reasonable efforts to ensure that every contract entered into by or on behalf of the Trust contains a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all of the business operations currently carried on by Fairborne will be carried on by AmalgamationCo directly or indirectly. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on June 30, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and AmalgamationCo, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of AmalgamationCo and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants, subscription receipts and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of AmalgamationCo may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust, including rights, warrants, special warrants, subscription receipts and other securities to purchase, convert into or exchange into such debentures, notes or other evidence of indebtedness, which may be created and issued from time to time on such terms and conditions to such persons and for such consideration as board of directors of AmalgamationCo may determine.

Cash Distributions

The Trustee may declare payable to the Trust Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from any dividends paid on the common shares of AmalgamationCo and all other interest and other income received or reasonably anticipated to be received before the payment date from investments of the Trust Fund, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes. The Trust may also invest in or acquire royalties, and amounts paid thereon may also constitute part of the net income of the Trust available for distribution to Trust Unitholders.

It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AmalgamationCo, net of administrative and certain other expenses. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes. See "*Effect of the Arrangement*" in the Information Circular.

Cash distributions will be payable on a monthly basis to Unitholders of record on the last day of each month, with the first such payment is expected to be made on July 15, 2005 in the amount of $0.11 per Trust Unit to Unitholders of record as of June 30, 2005. If the Effective Date is after June 1, 2005, the amount of the distribution will be pro rated based on the number of days in June following the Effective Date. The board of directors of AmalgamationCo on behalf of the Trust will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of AmalgamationCo. The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders assuming 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement. If fewer Exchangeable Shares are issued, the percentage of cash distributed may increase.

The Trust intends to establish credit facilities in an authorized principal amount of between $130 million and $150 million. Pursuant to such facilities, it is anticipated that the Trust will be restricted from making distributions to its Unitholders in various circumstances as will be prescribed in the formal documentation relating to such facilities, which are anticipated to include various events which may include, but may not be limited to, the following: (i) after a demand has been made under the credit facilities; (ii) after the Trustee has received notice of a default or event of default under the credit facilities or of the borrowings thereunder exceeding the borrowing base established from time to time by the lender; and (iii) if such distribution would result in a default or event of default under the credit facilities.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall be entitled to receive a price per Unit Trust equal to the Market Redemption Price. The "Market Redemption Price" is equal to the lesser of:

(a) 95% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of this calculation, the "market price" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the simple average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units tendered for redemption during any calendar month shall be satisfied by way of cheque no later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "Monthly Limit"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, Trust Units tendered for redemption in such calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption and, for all Trust Units tendered on the same date, on a pro rata basis, up to the maximum total amount which does not exceed the Monthly Limit and the balance of the Market Redemption Price in respect of such Trust Units will be paid, subject to the receipt of any applicable regulatory approvals, in the sole discretion of the Trust, either: (i) by the Trust distributing Notes, or such other series of promissory notes of the Corporation ("Other Notes") as the Corporation may issue to the Trust in payment of the Notes or for such other consideration and having such commercially reasonable terms and conditions as the board of directors of the Corporation may prescribe; (ii) by the Trust issuing notes ("Redemption Notes") having such commercially reasonable terms as the Trust may prescribe; or (iii) by any combination of Notes, Other Notes and Redemption Notes, having an aggregate principal amount equal to the Market Redemption Price of the Trust Units tendered for redemption and not paid in cash, such payments to be made no later than the last day of the calendar month following the month in which the Trust Units are tendered for redemption.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange, and are not traded or quoted on any other stock exchange or market which the board of directors of AmalgamationCo considers, in its sole discretion, provides representative fair market value price for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 95% of the fair market value thereof as determined by AmalgamationCo as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month which the Trust Units were tendered for redemption by, at the option of the Trust: (i) a cash payment; or (ii) distribution of Notes or Other Notes and/or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes, Other Notes or Redemption Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes, Other Notes or Redemption Notes. In addition, Notes, Other Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided, in each case, that the Trustee has determined that such purchases are in the best interests of the Trust.

Non-Resident Trust Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. The Trust Indenture provides that, except as permitted under the *Tax Act*, the Trust shall endeavour to satisfy the requirements of the Tax Act that the Trust at all times continue to qualify as a "unit trust" and a "mutual fund trust". The Trust Indenture further provides that the Trust, by or through AmalgamationCo on the Trust's behalf may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust, and ownership of the Trust Units. If at any time the Trust or AmalgamationCo becomes aware that the activities of the Trust, and/or ownership of the Trust Units by Non-Residents may threaten the status of the Trust under the *Tax Act*, as a "unit trust" or a "mutual fund trust" the Trust, by or through the AmalgamationCo on the Trust's behalf, is authorized to take such actions may be necessary in the opinion of the AmalgamationCo to maintain that status of the Trust as a "unit trust" and a "mutual fund trust", without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a Non-Resident and/or require the sale of Trust Units by Non-Resident Unitholders on a basis determined by AmalgamationCo and/or suspend distribution and/or other rights in respect of Trust Units held by Non-Resident Unitholders transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof.

In determining residency of a Unitholder (or the beneficial owner thereof), the board of directors of AmalgamationCo and the Trustee are entitled to rely on information provided by Unitholders requested and received by AmalgamationCo on behalf of the Trust, or such other information, including without limitation, information provided by the transfer agent, the Canadian Depository for Securities Limited, the Depository Trust Company and ADP Investor Communications Corporation, or their respective successors, and the security register of the Trust and such other information as the board of directors of AmalgamationCo considers appropriate. Each of the Trustee and the Corporation shall not be liable for any violation of any non-resident ownership restriction which may occur during the term of the Trust nor shall liability accrue to the Trust or the Trustee if the Trust Units of Non-Residents are sold or repurchased at a loss to any such Unitholders.

Declarations as to Beneficial Ownership and Registration System

AmalgamationCo, or the transfer agent if the Corporation shall so direct, may require any Unitholder to provide a declaration in prescribed form as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction where such beneficial owners are resident and may, in connection with the transfer of any Trust Unit, also require a declaration of beneficial ownership of the transferee of the Trust Units to be transferred and may require provision of such a declaration to be a condition precedent to the transfer of any Trust Unit.

In addition to the foregoing provisions, the transfer agent, by or through AmalgamationCo, may, if determined appropriate by AmalgamationCo, establish operating procedures for, and maintain, a reservation system which may limit the number of Trust Units that Non-Residents may hold, limits the transfer of the legal or beneficial interest in any Trust Units to Non-Residents unless selected through a process determined appropriate by AmalgamationCo, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by AmalgamationCo. The operating procedures relating to such reservation system shall be determined by AmalgamationCo and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "*Amendments to the Trust Indenture*"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding–up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of AmalgamationCo and the appointment of the auditors of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned in writing by the holders of not less than 20 percent of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two or more persons present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units in respect of which such holders have a direction to vote.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Trust Unitholders and the unaudited interim financial statements of the Trust will be made available to Trust Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, within the time provided in the take-over bid or within 120 days from the date the take-over bid is made (whichever shorter), the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror upon compliance with the provisions relating thereto as provided in the Trust Indenture.

The Trustee

Computershare Trust Company of Canada is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Trust Unitholders. The Trust Unitholders shall, at the third annual meeting of the Trust Unitholders, re-appoint, or appoint a successor to the

Trustee for an additional three year term, and thereafter, the Trust Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Trust Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

Pursuant to the Trust Indenture, the Trustee was authorized to enter into the Administration Agreement with AmalgamationCo (and to enter into any further agreements to amend the same provided such amendments are not inconsistent with the provisions of the Trust Indenture). AcquisitionCo and the Trust have entered into Administration Agreement pursuant to which the board of directors of AmalgamationCo will generally be delegated the significant management decisions of the Trust. In particular, the Trustee will delegate to AmalgamationCo responsibility for any and all matters relating to the following: (i) an offering; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters concerning the entering into, the terms of, and the amendment of, from time to time, a distribution reinvestment plan; (ix) all matters relating to the voting rights on any investments in the assets of the trust or any subsequent investments; and (x) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture.

In addition, pursuant to the Trust Indenture, the board of directors of AmalgamationCo shall exercise all rights, powers, responsibilities and privileges of the Trustee in relation to the maximization of Unitholder value in the context response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust or AmalgamationCo or any subsidiary of AmalgamationCo or the Trust including entering into any Unitholder rights protection plan either prior to or during the course of any offer, any defensive action in the course of any offer, the preparation of any directors' circular in response to an offer and consideration on behalf of Unitholders and a recommendation to Unitholders in respect of any offer and any regulatory or court action in respect thereof.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any duties, powers, rights, responsibilities and privileges or discretion conferred under the Trust Indenture, including, without limitation, entering into Administration Agreement, and relying on AmalgamationCo thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the assets of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of AmalgamationCo, or any other person to whom the Trustee has, with the consent of AmalgamationCo, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by AmalgamationCo to perform its duties under or delegated to it under the Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to AmalgamationCo under the Trust Indenture or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to AmalgamationCo in accordance with the terms of the Trust Indenture or under the Administration Agreement, unless and to the extent such liabilities arise out of the gross negligence, wilful misconduct or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or counsel, and notwithstanding any other provision of the Trust Indenture, the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary indemnities and provisions limiting the liability of the Trustee.

Compliance

AmalgamationCo shall be required to notify the Trustee of any defaults under the Trust Indenture or the Administration Agreement of which it becomes aware, and to provide an annual compliance certificate in form and substance satisfactory to the Trustee, acting reasonably, with respect to the satisfaction of its obligations under the Indenture and the Administration Agreement. The Trustee is not required to supervise AmalgamationCo in respect of those matters which have been delegated to AmalgamationCo unless and until it receives a notice of default in accordance with the Trust Indenture.

Amendments to the Trust Indenture

The provisions of the Trust Indenture may only be amended with the consent of Unitholders evidenced by Special Resolution; provided that the Trust Indenture may, without the consent of the Trust Unitholders, be amended:

(a) prior to the Effective Date of the Arrangement; or

(b) at any time for the purpose of:

  (i) ensuring the Trust's continuing compliance with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

  (ii) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced and that Trust Units will not be foreign property for purposes of the Tax Act;

  (iii) amending, modifying or changing any provisions hereof that are necessary or desirable in the opinion of AmalgamationCo as a result of amendments to the Tax Act, the regulations thereunder or the interpretation thereof including, without limitation, amendments or changes relating to foreign property, eligibility for investment and the requirements to maintain the Trust's status as a "unit trust" and a "mutual fund trust" for purposes of the Tax Act;

  (iv) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

  (v) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Administration Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee, the rights of the Trustee and of the Unitholders are not prejudiced thereby;

  (vi) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

  (vii) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(viii) making any modification in the form of Trust Unit Certificates to conform with the provisions of the Trust Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(ix) changing the *situs* of the Trust or the governing laws of the Trust which, in the opinion of the Trustee, are necessary or desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Termination of the Trust

The Trust Unitholders may vote to terminate the Trust at any meeting of the Trust Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent of the outstanding Trust Units (including Special Voting Units); (b) a quorum of holders of not less than 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Trust Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Trust Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Trust Unitholders in accordance with their Pro Rata Share.

Exercise of Voting Rights attached to Shares of AmalgamationCo

The Trust Indenture prohibits the Trustee from voting the shares of AmalgamationCo with respect to: (i) the election of directors of AmalgamationCo; (ii) the appointment of auditors of AmalgamationCo; or (iii) the approval of AmalgamationCo's financial statements, except in accordance with an ordinary resolution adopted at an annual or other meeting of Trust Unitholders. The Trustee, is also, after the Effective Date, not permitted to vote, or cause to be voted, the shares of AmalgamationCo to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of AmalgamationCo, except in conjunction with an internal reorganization of the direct or indirect assets of AmalgamationCo as a result of which either AmalgamationCo or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization and except pursuant to an assignment, conveyance, charge, mortgage, hypothecation, pledge and/or grant of a security interest;

(b) any statutory amalgamation of AmalgamationCo with any other corporation or any amalgamation, merger or other transaction, as the case may be, of AmalgamationCo with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving AmalgamationCo, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of AmalgamationCo to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of AmalgamationCo to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of AmalgamationCo's Shares in a manner which may be prejudicial to the Trust other than the creation of a class or series or additional classes or series of Exchangeable Shares;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

DIRECTORS AND OFFICERS OF AMALGAMATIONCO

Management of AmalgamationCo

The name, municipality of residence, principal occupation for the prior five years and proposed position, of each of the proposed directors and officers of AmalgamationCo are as follows:

Name and Municipality of Residence	Proposed Position with AmalgamationCo	Principal Occupation
Richard A. Walls Calgary, Alberta	Chairman and a Director	President and Chief Executive Officer of Fairborne since May 2002 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("CMSL") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).
Steven R. VanSickle Calgary, Alberta	President and Chief Executive Officer and a Director	Senior Vice-President, Exploration of Fairborne from May 2002; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.
Michael E.J. Phelps Vancouver, B.C.	Lead Independent Director	Chairman, Dornoch Capital Inc. (a private investment company) and Chair of the "Wise Persons Committee" – WPC – Committee to Review the Structure of Securities Regulation in Canada. Previously, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its acquisition by Duke Energy in 2002.
Johannes J. Nieuwenburg Calgary, Alberta	Director	Private businessman since 2001; prior thereto, President and Chief Executive Officer of Petromet Resources Limited from May, 1998 to May, 2001 and Executive Vice President and Chief Operating Officer thereof from March, 1998; prior thereto, Vice President, Asset Management of Norcen Energy Resources Limited from March, 1997 to March, 1998; prior thereto, held various positions with Amoco Energy Group, North America from May, 1980 to March, 1997, with the last position being General Management, Business Development.
Rodney D. Wimer Bend, Oregon	Director	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.

Name and Municipality of Residence	Proposed Position with AmalgamationCo	Principal Occupation
David L. Summers Calgary, Alberta	Chief Operating Officer	Vice-President, Operations and Chief Operating Officer of Fairborne since May 2002; prior thereto, Senior Vice-President of Commercial and Operations of Duke Energy from May 2001 until May 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Operations of PanEast from October 1997 to November 1998 and Chief Operating Officer of PanEast from June 1998 to November 1998.
James E. Young Calgary, Alberta	Vice-President, Exploration	Vice-President, Exploration of Fairborne since July 2003; prior thereto, Vice-President Exploration of Pivotal from January 2003 and prior thereto, Vice-President Exploration of Cigar Oil & Gas Ltd., a predecessor to Pivotal, from February 2001; prior thereto from October 2000, President and Chief Executive Officer of Winstar Resources Ltd. (a public oil and natural gas company); prior thereto from May 2000, President of Sunrunner Petroleum Corp. (a private oil and natural gas company); prior thereto from April 1999, Executive Vice President of Backer Petroleum Corp. (a public oil and natural gas company); and prior thereto from May 1994, Vice President Exploration and Director of Backer Petroleum Corp.
David E.T. Pyke Calgary, Alberta	Vice-President, Land	Vice-President, Land of Fairborne since July 2003; prior thereto, Vice-President Land of Pivotal since January 2003 and prior thereto Vice-President, Land and Contracts of Cigar Oil & Gas Ltd., a predecessor of Pivotal from January 1999; prior thereto and from October 1998, businessman; prior thereto and from August 1997, Vice President Land and Contracts of Barrington Petroleum Ltd. (a public oil and natural gas company); prior thereto and from April 1996, Vice President Business Development of AEC Oil & Gas Ltd. (a public oil and natural gas company).
Gary M. Poirer Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of Fairborne since August 2004; prior thereto, Manager of Operations and Engineering of Fairborne since May 2002; prior thereto and from August 2000, Operations Manager at Dominion Energy Canada Ltd.; prior thereto and from March 1997, Business Unit Manager for the Yellowhead and Eastern business units of Mobil Oil Canada.
David S. Cymbalisty Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of Fairborne since August, 2004; prior thereto Manager of Drilling and Completions of Fairborne since October 2003; prior thereto and since August 2002, Vice-President, Engineering and Chief Environmental Safety Officer of Pivotal; prior thereto and since September 2001, President of Pan Ridge Oil Corp., a private oil and gas company; prior thereto and since December 1998, Vice-President, Operations at Ionic Energy Inc.

Name and Municipality of Residence	Proposed Position with AmalgamationCo	Principal Occupation
Shaun E. Alspach Calgary, Alberta	Vice-President, Business Development	Vice-President, Business Development of Fairborne since February 2005; prior thereto, co-founder and Vice-President of Enermarket Solutions Ltd since October 2000; prior thereto and since September 1999, Staff Geologist with Canadian Natural Resources Ltd.
F. Tom Park Calgary, Alberta	Vice-President, Marketing	Vice-President, Marketing of Fairborne since March 2005; prior thereto Director, Producer Origination & Financial Products of BP Canada Energy Company since March 2001; prior thereto and since December 1998, Supervisor, Gas Supply & Operations, Berkley Petroleum Corp.
C. Steven Cohen Calgary, Alberta	Secretary	Partner with Burnet, Duckworth & Palmer LLP (barristers and solicitors)

Notes:

(1) AmalgamationCo will establish an Audit Committee, Reserves Committee, Joint Operations Committee and Compensation Committee upon completion of the Arrangement, each of which committees shall be comprised of independent members of the board of directors.

(2) The term of office of all directors will expire on the date of the next annual meeting of holders of Trust Units.

(3) It is anticipated that one additional independent director will be appointed prior to or concurrently with closing of the Arrangement.

The board of directors of AmalgamationCo intends to establish a Joint Operations Committee of its board of directors comprised of directors that are independent of Fairquest. The mandate of the Joint Operations Committee will be, among other matters, to consider any issues related to the joint assets and operations of the Trust and Fairquest (including those arising under the Fairquest Farm-In Agreements) that the Committee considers appropriate or that are directed to the Committee by management including, without limitation, any issues that may arise from time to time concerning potential conflicts of interest between the Trust and Fairquest.

After giving effect to the Arrangement, and based on certain assumptions as to the exercise of Fairborne Options and Fairborne Warrants, the number of Trust Units and Exchangeable Shares beneficially owned, directly or indirectly, by all of the directors and officers of AmalgamationCo and their associates will be an aggregate of approximately 7.1 million Trust Units and Exchangeable Shares (approximately 13.7% of the issued and outstanding Trust Units and Exchangeable Shares).

Personnel

As at December 31, 2004, Fairborne employed 49 head office employees, 30 field employees and 11 part-time consultants. Most of these personnel will remain as or become employees of AmalgamationCo following the Arrangement. Prior to the Arrangement, Fairborne and Fairquest will enter into the Technical Services Agreement, pursuant to which AmalgamationCo personnel will provide services in respect of the management, development, exploitation and operation of the Fairquest Assets. AmalgamationCo will also provide various administrative services as well as access to geological and technical data relating to the Fairquest Assets. Pursuant to the Technical Services Agreement, AmalgamationCo and Fairquest will pay their proportionate share of the general and administrative costs of AmalgamationCo, after all recoveries, based upon their respective level of oil and natural gas production relative to their combined level of oil and natural gas production and their respective level of capital expenditure relative to combined capital spending. The Technical Services Agreement can be terminated upon six months notice by either party.

AMALGAMATIONCO SHARE CAPITAL

Following the Arrangement, AmalgamationCo will be authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Exchangeable Shares will be authorized. Upon completion of the Arrangement, the Trust will be the sole holder of the issued and outstanding common shares of AmalgamationCo. The Trust will also be the sole holder of the Notes anticipated to be outstanding immediately following the completion of the Arrangement.

AmalgamationCo Common Shares

Each common share of AmalgamationCo will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares and any other shares of AmalgamationCo ranking in priority to the common shares in respect of payment of dividends, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding-up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share Provisions; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement, which are attached as Appendices D, E and F to the Information Circular and which are incorporated herein by reference.

Each Exchangeable Share are intended to have, to the extent possible, economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units. **Holders of Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo in respect of Distributions on Trust Units.** On the Effective Date of the Arrangement, the Exchange Ratio will be equal to one, subject to adjustment in certain circumstances. On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend by the then-prevailing Current Market Price of a Trust Unit.

Ranking

The Exchangeable Shares will rank rateably with shares of any other series of Exchangeable Shares of AmalgamationCo and shall be entitled to a preference over the common shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of AmalgamationCo, whether voluntary or involuntary, or any other distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding up its affairs;

provided that notwithstanding such ranking AmalgamationCo shall not be restricted in any way from repaying indebtedness of AmalgamationCo to the Trust from time to time.

Dividends

The holders of Exchangeable Shares shall be entitled, in priority to the common shares and any class of shares of AmalgamationCo ranking junior to the Exchangeable Shares with respect to the payment of dividends, to the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such shares.

Certain Restrictions

AmalgamationCo will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "*Amendment and Approval*":

(a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of AmalgamationCo ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than shares of AmalgamationCo which rank superior to the Exchangeable Shares in dividends or liquidation distribution of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of AmalgamationCo

In the event of the liquidation, dissolution or winding-up of AmalgamationCo or any other distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from AmalgamationCo, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to such event and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event, or if the Trust and ExchangeCo are entitled to exercise any Call Right, but elect not to exercise such Call Right, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio on the last business day prior to closing of such purchase and sale, as described under the subheading "*Voting and Exchange Trust Agreement – Optional Exchange Rights*".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares on the fifth business day prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio as at the sixth business day prior to the Trust liquidation event. "Trust liquidation event" means:

- any determination by the board of directors of AmalgamationCo to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or
- the earlier of: (i) the Trust receiving notice of; and (ii) the Trust or AmalgamationCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to applicable law and to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require AmalgamationCo to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to AmalgamationCo at the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be three business days after the date on which AmalgamationCo or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by AmalgamationCo, the Retraction Date will not occur on such third business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests AmalgamationCo to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested AmalgamationCo to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, AmalgamationCo will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise AmalgamationCo by 4:30 p.m. (Calgary time) of that day as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by AmalgamationCo. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested AmalgamationCo to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by AmalgamationCo, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See *"Voting and Exchange Trust Agreement – Optional Exchange Right"*.

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, AmalgamationCo is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, AmalgamationCo will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by AmalgamationCo as a result will be deemed to have required the Trust or ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See *"Exchangeable Shares – Voting and Exchange Trust Agreement – Optional Exchange Right"*.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and ExchangeCo, AmalgamationCo:

(a) will, on the tenth anniversary of the first anniversary of the Effective Date, subject to extension of such date by the board of directors of AmalgamationCo (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units;

(b) may, at any time after the Effective Date (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price, to be satisfied by the delivery of Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2006 (the "Annual Redemption Date"), redeem up to that number of Exchangeable Shares equal to 40 percent of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price, to be satisfied by the delivery of Trust Units; and

(d) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, Optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

AmalgamationCo will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by AmalgamationCo.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by AmalgamationCo on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercises the Redemption Call Right, then AmalgamationCo's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of AmalgamationCo or to vote at any such meeting. Holders of

Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "*Voting and Exchange Trust Agreement – Voting Rights*".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares held by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10 percent of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting by the Chairman of such meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, AmalgamationCo will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident Holders

Notwithstanding anything contained in the Exchangeable Share Provisions, the obligation of Fairborne, the Trust or ExchangeCo to pay the retraction price, redemption price, a purchase price or amount payable on liquidation other than in circumstances where such amount is paid in cash, in respect of Exchangeable Shares held by a person whom the transfer agent for the Trust Units believes is located in the United States or resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the Tax Act), shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the transfer agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Unit to Computershare Trust Company of Canada, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote, equal to the number of Trust Units into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and

Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the delivery of the Exchangeable shareholder's share certificate to the Trustee in connection with the exercise of the holder's Exchange Rights. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and AmalgamationCo are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right,

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust or ExchangeCo, AmalgamationCo, the Trust or ExchangeCo will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will briefly advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or ExchangeCo for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, AmalgamationCo is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Under the Support Agreement, the Trust will agree that, the Trust will not:

(a) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions;

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units);

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(i) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

(ii) rights, options or warrants other than those referred to in section (b) above;

(iii) evidences of indebtedness of the Trust; or

(iv) assets of the Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(e) except as specifically provided in the Trust Indenture, reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units,

unless, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares or it has received the prior written approval of AmalgamationCo and the approval of the holders of the Exchangeable Shares at a meeting of holders of Exchangeable Shares.

In the event that a take-over bid, or similar transaction with respect to the Trust Units is proposed by the Trust or is proposed to the Trust or the holders of Trust Units and is recommended by the board of directors of AmalgamationCo or is otherwise effected with the consent or approval of the board of directors of AmalgamationCo., the Trust or AmalgamationCo, or both, will use reasonable efforts to take all actions necessary or desirable to enable the holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, ExchangeCo or any of their respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50 percent of all of the issued and outstanding voting securities of AmalgamationCo, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of AmalgamationCo and of

ExchangeCo are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust and ExchangeCo will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely (other than restrictions on transfer by reason of a holder being a control person under applicable securities laws) on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") to be dated on or before the Effective Date and made between AcquisitionCo and Computershare Trust Company of Canada, as trustee (the "Note Trustee"), which will contain a complete statement of such attributes and characteristics. The Notes will be issued under the Note Indenture.

Terms and Issue of Notes

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust in return for Trust Units. The Notes will be unsecured, payable on demand and bear interest from the date of issue at an interest rate determined on the Effective Date. Interest will be payable for each month during the term on the 10th day of the month following such month. The first interest payment will be due on July 11, 2005 for the period commencing on the Effective Date and ending on June 30, 2005.

Unless the Note is called, AmalgamationCo is not required to make any payment in respect of principal until December 31, 2035, subject to extension in the limited circumstances provided in the Note Indenture.

AmalgamationCo may prepay all or any portion of the Notes and in that case AmalgamationCo shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of AmalgamationCo under the Notes (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that AmalgamationCo is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means (a) all indebtedness, obligations and liabilities of AmalgamationCo in respect of Borrowed Money (as defined in the Note Indenture) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AmalgamationCo other than indebtedness obligations and liabilities to the holders of Notes; and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture will provide that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. Upon the Arrangement becoming effective, the Trust will be the holder of all of the issued and outstanding Notes.

Events of Default

The Note Indenture will provide that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if AmalgamationCo has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $250 million and AmalgamationCo has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AmalgamationCo specifying such default and requiring AmalgamationCo to rectify the same; (vi) AmalgamationCo ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by AmalgamationCo under material agreements if property having a fair market value in excess of $125 million is liable to forfeiture or termination.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at April 15, 2005 both before and after giving effect to the Arrangement.

Designation	Authorized	Outstanding as at April 15 2005 prior to giving effect to the Arrangement (1)	Outstanding as at April 15, 2005 after giving effect to the Arrangement (2)
Bank debt			
Senior credit facilities(3)	(3)	$112,830,000	$102,830,000
Trust Units	Unlimited	$nil (nil trust units)	$164,073,000(4) (41,213,000 trust units)
Exchangeable Shares	Unlimited	$nil (nil shares)	$28,954,000(4) (8,000,000 shares)

Notes:

(1) The Trust was initially settled as of April 20, 2005.

(2) Assumes that (i) no Securityholders have exercised their Dissent Rights; and (ii) 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement. No adjustment has been made for the exercise or repurchase of Fairborne Options and Fairborne Warrants. Fairborne Options and Fairborne Warrants may be exercised on a Cashless Exercise Basis or otherwise and, in the case of Fairborne Options, may be repurchased and terminated for cash, prior to the Effective Date. See "The Arrangement – Details of the Arrangement – Post Arrangement Structure" in the Information Circular.

(3) Fairborne anticipates obtaining a commitment from one or more Canadian chartered banks or other financial institutions to provide credit facilities of between $130 million and $150 million for general corporate purposes. It is anticipated that the availability on the credit facilities may vary from time to time based on various factors including the borrowing base attributed to AmalgamationCo's oil and gas assets by the lenders and may be secured by a charge over all assets of AmalgamationCo, guarantees of AmalgamationCo's material subsidiaries, and which guarantees will be secured by a charge over all assets of each subsidiary and such other security as may be negotiated.

(4) Trust unit capital is based on Fairborne's book value reduced by the residual of the net book value of assets and liabilities transferred to Fairquest, using December 31, 2004 net book values.

(5) See *"Pro Forma Consolidated Financial Statements"* and *"Balance Sheet"* of Fairborne Energy Trust attached as Schedules A and B.

DISTRIBUTABLE CASH

It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AmalgamationCo, net of administrative expenses. In addition, Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes and dividends on common shares of AmalgamationCo. Cash distributions will be payable on a monthly basis to Unitholders of record on the last Business Day of each month, with the first such payment to occur in July, 2005 which is expected to be made on July 15, 2005 in the amount of $0.11 per Trust Unit to Unitholders of record as of June 30, 2005. If the Effective Date is after June 1, 2005 and prior to June 30, 2005, the amount of the distribution will be pro-rated based on the number of days in June following the Effective Date. The board of directors of AmalgamationCo will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of AmalgamationCo. The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders assuming 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement. If fewer Exchangeable Shares are issued, the percentage of cash distributed may increase. Depending upon various factors including commodity prices and the size of AmalgamationCo's capital budget, it is expected, based on the foregoing, that approximately 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

PRINCIPAL UNITHOLDERS

After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of Fairborne, no persons will own, directly or indirectly, or exercise control or discretion over Trust Units carrying more than 10 percent of the votes attached to all of the issued and outstanding Trust Units.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Following completion of the Arrangement, it is anticipated that the executive officers of AmalgamationCo will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

Concurrently with completion of the Arrangement, it is anticipated that AmalgamationCo will enter into employment agreements with each of Steven R. VanSickle, President and Chief Executive Officer and David L. Summers, Chief Operating Officer on comparable terms to those currently in place for the senior executive officers of Fairborne.

An annual retainer fee or attendance fee for directors of AmalgamationCo has not been established. However, AmalgamationCo will establish directors' fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is also anticipated that directors will be compensated by granting them rights to acquire Trust Units pursuant to the Trust Incentive Plan. See *"Trust Unit Award Incentive Plan"* below.

RESTRICTED UNIT AND PERFORMANCE UNIT INCENTIVE PLAN

Assuming that all necessary regulatory and Securityholder approvals are received, the Trust will implement the Trust Incentive Plan. The total number of Trust Units issuable under rights granted and outstanding at any time under the Trust Incentive Plan shall not exceed a number of Trust Units equal to 5% of the aggregate number of issued and outstanding Trust Units and the aggregate number of Trust Units issuable upon exchange of outstanding Exchangeable Shares. The Trust Incentive Plan consists of the granting of restricted trust units (the "**Restricted Units**") and performance trust units (the "**Performance Units**") to directors, officers, employees of, and consultants and other service providers to, the Trust and its subsidiaries, including AmalgamationCo (collectively "**Trust Service Providers**"). The Trust Incentive Plan is a phantom full-value unit plan using the value of Trust Units as the basis for the granting of Restricted Units and Performance Units. Each Restricted Unit and Performance Unit is equal in value to one Trust Unit.

Eligible Trust Service Providers may receive grants of Restricted Units which vest annually over a three-year period and, upon vesting, entitle the Trust Service Provider to receive the number of Trust Units designated by the Restricted Unit plus the value of the accumulated distributions on the vested Restricted Units.

Eligible Trust Service Providers will receive target level grants of Performance Units which would be settled at the end of a maximum of a three (3) year term for each grant (a "**Performance Period**"). The target grant of Performance Units will be made at the beginning of the first year of the Performance Period and payout determinations will be made after the end of the Performance Period relating to such Performance Units. Vesting of Performance Units will be based on time and performance conditions. Trust Service Providers must provide services to the Trust for the full Performance Period to qualify for awards (with the exception of involuntary termination, disability, retirement, death or upon a change of control).

Actual payouts under the Performance Units will depend on performance against selected performance measures (**"Performance Measures"**) which will determine a performance factor ("**Performance Factor**"). The board of directors of AmalgamationCo will select the Performance Measures at the date of grant of Performance Units and will include relative total unitholder return (calculated as the sum of changes in the Trust Unit price and cumulative distributions on a reinvested basis over the Performance Period as compared against a peer group of Canadian oil and gas royalty trusts) and may include absolute total unitholder return (defined as the sum of changes in the Trust Unit price and cumulative distributions over the Performance Period). A target level of performance ("**Performance Targets**") will be set for each grant which will provide for target level payouts for outstanding Performance Units. Target level performance against the Performance Targets would result in a Performance Factor of one (1.0). Actual performance exceeding target level performance will result in a higher Performance Factor and therefore higher than target level payouts. Actual performance below target level performance will result in a lower Performance Factor and therefore lower than target level payouts. The final award could therefore be larger or smaller than the target grant of Performance Units depending on the Trust's actual performance over each Performance Period.

Payouts from the grant of Performance Units would equal the value of the Performance Factor adjusted number of Performance Units multiplied by the fair market price of Trust Units at the end of the Performance Period plus the value of the accumulated distributions on these Performance Units over the Performance Period.

Payouts under the Trust Incentive Plan may be in cash or Trust Units or some combination thereof at the discretion of the board of directors of AmalgamationCo.

See the section of the Information Circular entitled "*Other Matters to be Brought Before the Meeting - Approval of the Restricted Unit and Performance Unit Incentive Plan*" for a more complete description of the Trust Incentive Plan and Appendix K for a copy of the Trust Incentive Plan.

RISK FACTORS

An investment in the Trust or AmalgamationCo should be considered highly speculative due to the nature of the activities of the Trust and AmalgamationCo and the present stage of its development. The following is a summary of certain risk factors relating to the activities of the Trust and AmalgamationCo and the ownership of Trust Units and Exchangeable Shares which should be carefully considered before making an investment decision relating to Trust Units or Exchangeable Shares. The risk factors listed below are in addition to the risk factors provided under the heading "Risk Factors" in the Information Circular.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in AmalgamationCo, the Notes and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Reliance on AmalgamationCo and Others

Unitholders are entirely dependent on the management of AmalgamationCo with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to properties and the administration of the Trust. The loss of the services of key individuals who currently comprise the management team of AmalgamationCo could have a detrimental effect on the Trust.

Exchangeable Shares

An election to receive Exchangeable Shares under the Arrangement by Eligible Holders should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of Distributions or dividends, as applicable, at the prevailing market price of a Trust Unit at the time at which any such Distributions are made on the Trust Units or any such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Future oil and gas production, and therefore Distributions of Distributable Cash, are highly dependent upon success in exploiting the current reserves base and acquiring or discovering additional reserves. Absent commodity price increases or cost effective acquisition and development activities, Distributions of Distributable Cash will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the ability of AmalgamationCo to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired. In addition, AmalgamationCo will not be reinvesting cash flow in the same manner as Fairborne has in the past, which could make it more difficult to maintain or expand its oil and gas reserves. Also, to the extent that AmalgamationCo is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash, all other factors remaining equal, will be reduced.

The future oil and natural gas production of AmalgamationCo, and therefore its cash flows, will be highly dependent on its success in exploiting its reserve base and acquiring additional reserves. There can be no assurance that AmalgamationCo will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by AmalgamationCo for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on AmalgamationCo's ability to satisfy its obligations under the Notes, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Trust Unitholders.

Trust's Status Under Tax Laws

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects the Trust and its Unitholders. Tax authorities having jurisdiction over the Trust or the Unitholders may disagree with how the Trust calculates its income for tax purposes or could change administrative practices to the detriment of the Trust or the detriment of its Unitholders.

AmalgamationCo intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and its Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by any royalties that may be held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These Non-Resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

- Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

In addition, AmalgamationCo and the Trust may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly Non-Residents.

Debt Service

AmalgamationCo may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AmalgamationCo may impair AmalgamationCo's ability to satisfy its obligations under the Notes. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AmalgamationCo of its obligations under the Notes. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

It is anticipated that pursuant to credit facilities that AmalgamationCo intends to establish, AmalgamationCo will be restricted from making distributions to the Trust, including payments of principal and interest under the Notes in various circumstances which may include, but may not be limited to, the following: (i) after a demand has been made under the credit facilities; (ii) after a default or event of default has occurred under the credit facilities or if the borrowings thereunder exceed the borrowing base established from time to time by the lender; and (iii) if such distribution would result in a default or event of default under the credit facilities. This may restrict the ability of AmalgamationCo to pay interest or principal on any indebtedness to the Trust, including the Notes, and therefore may limit or eliminate cash available for distribution.

Lenders will be provided with security over all of the assets of AmalgamationCo. If AmalgamationCo becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of AmalgamationCo.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to AmalgamationCo, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses. Any of these delays could adversely effect Trust distributions.

Taxation of AmalgamationCo

AmalgamationCo is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture. During the period that Exchangeable Shares issued by AmalgamationCo are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. AmalgamationCo intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Fairborne, if any, plus resource pools and UCC created by capital expenditures of AmalgamationCo. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of AmalgamationCo, then cash taxes would be payable by AmalgamationCo. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against AmalgamationCo, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Trust Units rather than in cash. Trust Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Residual Liabilities of Fairborne

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo. and Fairborne. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of Fairborne other than the Fairquest Assets, which will be transferred to Fairquest coincident with the Arrangement becoming effective. Although Fairquest will assume all the liabilities of Fairborne relating to the Fairquest Assets, as successor to Fairborne, AmalgamationCo will retain all other liabilities of Fairborne, including liabilities related to corporate and income tax matters.

Unitholder Limited Liability

Because of uncertainties in the law relating to investment trusts there is a risk that a Unitholder could be held personally liable for obligations of the Trust (to the extent that claims are not satisfied by the Trust) in respect of contracts or undertakings which the Trust enters into and for certain liabilities arising otherwise than out of contract including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all reasonable efforts are to be taken to ensure that all written contracts entered into by or on behalf of the Trust contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. It is unlikely, however, that personal liability will attach in Canada to the holders of Trust Units for claims arising out of any agreement or contract containing such a disavowal and limitation of liability. It is also considered unlikely that personal liability will attach in Canada to the holders of Trust Units for claims in tort, claims for taxes and possibly certain other statutory liabilities. In the event that a Unitholder is required to satisfy any obligation of the Trust, such Unitholder will be entitled to reimbursement from any available assets in the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on June 30, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

Retraction Right

Cash payments for Trust Units surrendered for retraction are subject to limitations and any notes issued in lieu of a cash payment will not be listed on any stock exchange and no market is expected to develop for such notes.

Additional Financing

An objective of the Trust is to continually add to its reserves through development and acquisitions, and because the Trust only reinvests a portion of its cash flow, the success of the Trust is in part dependent on its ability to raise capital from time to time. Holders of Trust Units may also suffer dilution in connection with future issuances of Trust Units, whether issued pursuant to a financing or acquisition or otherwise. Conversely to the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, the Trust's and AmalgamationCo's ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent that the Trust is required to use cash flow in excess of that planned to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of distributions paid by the Trust to Unitholders may be reduced.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount the Trust pays to service debt potentially impacting distributions to Trust Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. The increase in the exchange rate for the Canadian dollar at and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

INDUSTRY CONDITIONS

For a description of the Industry Conditions which will affect the Trust and AmalgamationCo, see "*Industry Conditions*" in the Information Circular.

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend has been the continuation of oil and natural gas companies converting to royalty trusts. These conversions occur because the equity markets generally value trusts at higher multiples than exploration and development firms. The conversion announcement often results in the appreciation of its share price to premiums equivalent to other trusts.

Efforts of trusts to replace annual production declines have resulted in continued high levels of competition for the acquisition of oil and natural gas properties and related assets. This increased competition has raised valuation parameters for corporate and asset acquisitions. Those trusts with opportunities to economically replace production through internal development drilling should be in a favourable position relative to those more exposed to replacing production through acquisitions.

Natural gas prices have been extremely volatile. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geo-political unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Although commodity prices are higher than historical levels, the appreciation of the Canadian dollar relative to its US counterpart has offset a portion of the economic benefit of higher prices on Canadian oil and natural gas producers including trusts. The stronger Canadian dollar may result in decreased revenues for oil and natural gas producers on a per barrel basis increasing pressure on the royalty trusts' ability to maintain current distribution levels.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of AmalgamationCo and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects AmalgamationCo or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of AmalgamationCo will be subject in connection with the operations of AmalgamationCo. In particular, certain of the directors and officers of AmalgamationCo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of AmalgamationCo and the Trust or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of AmalgamationCo and the Trust. See *"Directors and Officers of AmalgamationCo"* above. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of AmalgamationCo, or any of their associates, to AmalgamationCo, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AmalgamationCo or the Trust.

MATERIAL CONTRACTS

The only material contracts entered into by the Trust or by Fairborne during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business, are as follows:

1. the Arrangement Agreement;
2. the Trust Indenture;
3. the Administration Agreement;
4. the Support Agreement;
5. the Voting and Exchange Trust Agreement; and
6. the Technical Services Agreement.

Copies of these agreements, when executed, will be available for inspection at the head office of Fairborne at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 during normal business hours from the date of the accompanying Information Circular until 30 days following the completion of the Arrangement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar for the Trust Units.

SCHEDULE A TO APPENDIX I

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF FAIRBORNE ENERGY TRUST

COMPILATION REPORT

To the Board of Directors of Fairborne Energy Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Fairborne Energy Trust (the "Trust") as at December 31, 2004 and the unaudited pro forma combined statement of operations for the year then ended and have performed the following procedures:

1. Compared the figures in the columns captioned "Fairborne Energy Ltd." to the audited consolidated financial statements of Fairborne Energy Ltd. as at and for the year ended December 31, 2004, and found them to be in agreement.
2. Compared the figures in the column captioned "Case Resources Inc. six months ended June 30, 2004" to the unaudited consolidated financial statements of Case Resources Inc. for the six months ended June 30, 2004, and found them to be in agreement.
3. Compared the figures in the column captioned "Case Resources Inc. twenty seven days ended July 27, 2004" to the unaudited consolidated financial statements of Case Resources Inc. for the twenty seven days ended July 27, 2004, and found them to be in agreement.
4. Compared the figures in the column captioned "Selected properties acquired by Fairborne Energy Ltd." to the unaudited Schedule of Revenue and Expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004, and found them to be in agreement.
5. Compared the figures in the column captioned "Fairquest Energy Limited Assets" to the audited statement of net operating revenue of the Fairquest Energy Limited Assets for the year ended December 31, 2004, and found them to be in agreement.
6. Made enquiries of certain officials of Fairborne Energy Ltd. who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian Securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.
7. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns as at and for the year ended December 31, 2004, and found the amounts in the columns captioned "Pro forma consolidated Fairborne Energy Trust" and "Pro forma combined Fairborne Energy Trust" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma statements, and we therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
April 27, 2005

FAIRBORNE ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at December 31, 2004
(Unaudited)

(thousands of dollars)

	Fairborne Energy Ltd.	Adjustments (note 2)	Pro forma consolidated Fairborne Energy Trust
Assets			
Current assets:			
Cash and cash equivalents	$ 241	$ –	$ 241
Accounts receivable	36,608	–	36,608
Prepaid expenses and deposits	3,090	–	3,090
	39,939	–	39,939
Capital assets	378,721	(38,334)	340,387
Goodwill	16,170	–	16,170
	$ 434,830	$ (38,334)	$ 396,496
Liabilities and Unitholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 60,778	$ 3,000	$ 63,778
Bank indebtedness	77,219	(10,000)	67,219
	137,997	(7,000)	130,997
Asset retirement obligation	13,196	(1,150)	12,046
Future income taxes	35,860	2,350	38,210
Non-controlling interest	–	28,945	28,945
	187,053	23,145	210,198
Unitholders' equity:			
Trust Unit capital	220,151	(27,184)	164,022
		(28,945)	
Contributed surplus	1,094	3,019	4,113
Accumulated earnings	26,532	(3,400)	18,163
		(1,950)	
		(3,019)	
	247,777	(61,479)	186,298
	$ 434,830	$ (38,334)	$ 396,496

See accompanying notes to pro forma financial statements.

FAIRBORNE ENERGY TRUST

Pro Forma Combined Statement of Operations

Year ended December 31, 2004
(Unaudited)

(thousands of dollars)

	Fairborne Energy Ltd.	Selected properties acquired by Fairborne Energy Ltd. (three months ended March 31, 2004)	Case Resources Inc. (six months ended June 30, 2004)	Case Resources Inc. (twenty seven days ended July 27, 2004)	Adjustments (note 2)	Pro forma combined Fairborne Energy Ltd.	Fairquest Energy Limited Assets	Adjustments (note 2)	Pro forma combined Fairborne Energy Trust
Revenue:									
Petroleum and natural gas	$ 125,604	$ 11,955	$ 10,379	$ 1,638	$ —	$ 149,576	$ (9,944)	$ —	$ 139,632
Less: Royalties	(26,526)	(2,228)	(2,424)	(413)	—	(31,591)	2,242	—	(29,349)
	99,078	9,727	7,955	1,225	—	117,985	(7,702)	—	110,283
Expenses:									
Production	23,556	2,715	1,949	308	—	28,528	(1,916)	—	26,612
General and administrative	6,819	—	1,926	2,316	—	11,061	—	4,441	15,502
Interest	2,532	—	134	32	861	3,559	—	(500)	3,059
Depletion, depreciation and accretion	42,846	—	2,562	385	7,500	53,293	—	(3,333)	49,960
	75,753	2,715	6,571	3,041	8,361	96,441	(1,916)	608	95,133
Earnings (loss) before taxes	23,325	7,012	1,384	(1,816)	(8,361)	21,544	(5,786)	(608)	15,150
Taxes:									
Future (reduction)	8,978	—	536	(629)	(459)	8,426	—	(14,068)	(5,642)
Capital	645	—	25	4	—	674	—	—	674
	9,623	—	561	(625)	(459)	9,100	—	(14,068)	(4,968)
Net income (loss) before non-controlling interest	13,702	7,012	823	(1,191)	(7,902)	12,444	(5,786)	13,460	20,118
Non-controlling interest	—	—	—	—	—	—	—	(3,018)	(3,018)
Net income	$ 13,702	$ 7,012	$ 823	$ (1,191)	$ (7,902)	$ 12,444	$ (5,786)	$ 10,442	$ 17,100
Net income per unit:									
Basic	$ 0.34								$ 0.35
Diluted	$ 0.32								$ 0.33

See accompanying notes to pro forma financial statements.

FAIRBORNE ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at and for the year ended December 31, 2004
(Unaudited)

---

1. Basis of presentation:

The accompanying unaudited pro forma consolidated balance sheet of Fairborne Energy Trust (the "Trust") as at December 31, 2004 and the related unaudited pro forma combined statement of operations for the year then ended have been prepared to reflect the proposed Plan of Arrangement to convert Fairborne Energy Ltd. ("Fairborne") from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Fairquest Energy Limited, a public company concentrating on the exploration and development of oil and natural gas reserves; and (ii) Fairborne Energy Trust, a trust entity which is designed to distribute to its unitholders a substantial portion of cash generated from operations.

Coincident with the Plan of Arrangement involving Fairborne Energy Ltd. ("Fairborne"), the Trust, Fairquest Energy Limited ("Fairquest"), Fairborne Acquisition Corp. ("AcquisitionCorp"), Fairborne Exchangeco Ltd. and Fairborne Securityholders, AcquisitionCorp and Fairborne will amalgamate to form AmalgamationCo, which will be a wholly-owned subsidiary of the Trust. Shareholders of Fairborne will receive one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and one-third of a common share of Fairquest for each common share of Fairborne. In addition, the Trust will become the holder of all of the issued and outstanding notes to be issued by AmalgamationCo under the Plan of Arrangement and will make cash distributions to Unitholders from interest income or repayment of the notes held by AmalgamationCo. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is scheduled to be completed in June 2005.

The pro forma financial statements have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada. The unaudited pro forma financial statements as at and for the year ended December 31, 2004 are based on:

(a) the audited balance sheet of the Trust as at April 22, 2005;

(b) the audited statement of net operating revenue of the Fairquest Assets to be transferred to Fairquest pursuant to the Plan of Arrangement;

(c) the audited consolidated balance sheet of Fairborne as at December 31, 2004 and the audited consolidated statement of operations and retained earnings for the year then ended;

(d) the unaudited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004;

(e) the unaudited consolidated statement of earnings of Case Resources Inc. ("Case") for the six months ended June 30, 2004; and

(f) the unaudited consolidated statement of loss of Case for the twenty seven days ended July 27, 2004.

The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements referred to above.

2. Pro forma transaction and assumptions:

Pursuant to the Plan of Arrangement, Fairborne shareholders will receive one trust unit or one exchangeable share in a subsidiary of the Trust and one third of a Fairquest common share for each common share of Fairborne. As the former shareholders of Fairborne will own the Trust and Fairquest, there has not been a substantive change in ownership thus the assets and liabilities transferred to Fairquest are accounted for on a "continuity of interest" basis. Under this method the carrying value of the assets and liabilities of Fairborne are allocated to Fairquest and the Trust.

The pro forma balance sheet gives effect to the conversion of Fairborne into the Trust and Fairquest and the following transactions and assumptions effective December 31, 2004:

(a) Under the Plan of Arrangement a portion of Fairborne's working interest in certain developed properties and undeveloped land will be transferred to Fairquest. The carrying value of the developed properties transferred to Fairquest was determined based on the relative portion of future net revenues from proved oil and natural gas reserves discounted at 10%. The carrying value of the properties transferred is comprised of $29.2 million of developed properties and $9.2 million of undeveloped land.

(b) Under the Plan of Arrangement, Fairquest will assume $10 million of the outstanding debt of Fairborne.

(c) Fairborne shareholders will elect to receive 8.0 million exchangeable shares, the maximum number that could be available pursuant to the Plan of Arrangement, which represents approximately 15% of the outstanding Units and exchangeable shares. The exchangeable shares will be transferable and, as such, the shares are accounted for as a non-controlling interest.

(d) The asset retirement obligations associated with the developed properties transferred to Fairquest has been removed from the Trust financial statements.

(e) Estimated transaction costs of $3.0 million have been accrued to accounts payable. The tax benefit associated with these costs of $1.1 million has been recorded as a reduction of the future tax liability. The after tax change of $1.9 million has been charged to accumulated earnings.

(f) The future tax liability has been increased by $3.4 million to reflect the reduction in tax assets for properties transferred to Fairquest, which reduction was in excess of the net book value.

(g) Trust unit capital has been adjusted by $27.2 million, being the residual of the net book value of assets and liabilities transferred to Fairquest as well it has been adjusted by $28.9 million, being 15% of the carrying value of Trust Unit capital being reclassified to non-controlling interest.

(h) Stock based compensation costs associated with options that had not previously been expensed of $3.0 million has been charged to earnings and included in contributed surplus.

(i) The outstanding Fairborne options and warrants were amended to permit them to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. Notwithstanding the foregoing, Fairborne may, at its sole discretion, decline to accept the request for a cashless exercise or payment of the intrinsic value in cash. If all options and warrants outstanding at December 31, 2004 were exercised on a cashless basis, 3.7 million common shares with a carrying amount of $54.5 million would be issued (assuming a market value per share of $14.50). If all optionholders elected and Fairborne agreed to pay the intrinsic value in cash, assuming a market value per share of $14.50, approximately $54.5 million would be payable in cash.

    The pro forma balance sheet and statement of operations do not reflect any adjustments with respect to the exercise of the options and warrants.

The pro forma combined statement of operations first gives effect to the following transactions and assumptions effective January 1, 2004:

(a) The acquisition of the selected properties acquired by Fairborne from BP Canada Energy Company, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(b) The issuance in connection with the acquisition of the selected properties acquired by Fairborne from BP Canada Energy Company of 6,178,000 common shares for net proceeds of approximately $38.9 million, as if it has occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(c) The acquisition of Case by Fairborne as if it had occurred on January 1, 2004, instead of actual closing date of July 27, 2004.

(d) Interest expense has been increased by $0.9 million to reflect the impact of $71.9 million of bank indebtedness incurred by Fairborne on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 5%.

(e) Accretion of the asset retirement obligations has been increased to reflect the impact of the selected properties acquired by Fairborne from BP Canada Energy Company.

(f) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(g) Future income taxes have been adjusted to reflect the impact of the above adjustments.

The pro forma combined statement of operations next gives effect to the conversion of Fairborne into Fairquest and the Trust and the following transactions and assumptions effective January 1, 2004:

(h) The revenue, royalties and production expenses for the properties transferred to Fairquest are removed from the statement of operations. A portion of the properties acquired were purchased by Fairborne on March 31, 2004. The statement of operations removes the revenue, royalties and production expenses for the properties acquired from Fairborne from January 1, 2004.

(i) General and administrative expenses have been reduced by $1.6 million which has been allocated to Fairquest for the year ended December 31, 2004. Included in the allocation is an amount for a Technical Services agreement for geological, geophysical, engineering, land, accounting, marketing and other general and administrative services to be provided by the Trust to Fairquest.

(j) Depletion and depreciation has been reduced to reflect the application of the appropriate unit of production rate for the properties transferred to Fairquest.

(k) Accretion has been reduced for the asset retirement obligations transferred to Fairquest at an estimated credit adjusted risk free rate of 8.5%.

(l) Interest expense has been reduced to reflect the impact of Fairquest assuming $10 million of bank indebtedness of Fairborne, assuming an interest rate of 5%.

(m) Stock based compensation costs associated with options that had not previously been expensed of $3.0 million has been charged to earnings.

(n) Costs associated with the trust conversion estimated to be $3.0 million have been charged to earnings.

(o) The net income per Unit has been based on the following:

	(thousands)
Weighted average trust units and exchangeable shares being the estimated Fairborne common shares outstanding at the effective date of the Arrangement	49,213
Dilution effect of outstanding options and warrants	2,920
Diluted number of trust Units and exchangeable shares outstanding	52,133

The weighted average trust units outstanding does not include any adjustments with respect to the exercise of the Fairborne options and warrants.

(p) No new Fairborne options are assumed to be issued during the period. The actual number of shares outstanding under the plan of Arrangement will depend on the number of options of Fairborne that are exercised.

(q) Future income taxes have been adjusted to reflect the impact of the above adjustments and interest on the notes between AmalgamationCo and the Trust.

SCHEDULE B TO APPENDIX I

BALANCE SHEET OF FAIRBORNE ENERGY TRUST

AUDITORS' REPORT

To the Directors of Fairborne Energy Trust

We have audited the balance sheet of Fairborne Energy Trust as at April 22, 2005. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at April 22, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
April 27, 2005

FAIRBORNE ENERGY TRUST

Balance Sheet

As at April 22, 2005

Assets

Current assets:	
Cash	$ 200

Unitholders' Equity

Trust Units (note 2)	$ 200
Subsequent events (note 3)	

See accompanying notes to financial statement.

On behalf of the Board:

(signed) *"Gary F. Aitken"* Director

(signed) *"Donald J. Nelson"* Director

1. Incorporation and financial presentation:

Fairborne Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated April 20, 2005. The Trust has not carried on active business since its creation.

This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. Unitholders' Equity:

(a) Authorized:

Unlimited number of Trust Units; and

(b) Issued and outstanding:

	Number of Units		Amount
Issued for cash on initial formation	1	$	200

3. Subsequent events:

Pursuant to the Plan of Arrangement involving Fairborne Energy Ltd. ("Fairborne"), the Trust, Fairquest Energy Limited ("Fairquest"), Fairborne Acquisition Corp. ("AcquisitionCo"), Fairborne Exchangeco Ltd. and Fairborne Securityholders, AcquisitionCo and Fairborne will amalgamate to form AmalgamationCo, which will be a wholly-owned subsidiary of the Trust. Fairborne will dispose of certain petroleum and natural gas properties located in Alberta to Fairquest, which will assume $10 million in outstanding debt in addition to the environmental liabilities relating to its interest in the properties transferred. Shareholders of Fairborne will receive one trust unit of the Trust or one exchangeable share of Fairborne Exchangeco Ltd and one-third of a common share of Fairquest for each common share of Fairborne. In addition, the Trust will become the holder of all of the issued and outstanding notes to be issued by AmalgamationCo under the Plan of Arrangement and will make cash distributions to Unitholders from interest income or repayment of the notes held by AmalgamationCo. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is scheduled to be completed in June 2005.

SCHEDULE C TO APPENDIX I

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Fairborne Energy Ltd. ("Fairborne") are responsible for the preparation and disclosure of information with respect to the oil and gas activities in respect of properties to be contributed by Fairborne to the Fairborne Energy Trust (the "Trust") in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Trust's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of Fairborne has

(a) reviewed the procedures of Fairborne for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the procedures of Fairborne for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(d) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(e) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(f) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 25th day of April, 2005.

(signed) "*Richard A. Walls*"
Richard A. Walls
President and Chief Executive Officer

(signed) "*Robert A. Maitland*"
Robert A. Maitland
Vice-President, Finance and Chief Financial Officer

(signed) "*Gary F. Aitken*"
Gary F. Aitken
Director

(signed) "*Rodney D. Wimer*"
Rodney D. Wimer
Director

SCHEDULE D TO APPENDIX I

FORM 51-101F2
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Trust (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – M$)			
		Audited	Evaluated	Reviewed	Total
January 15, 2005	Canada	$0	$449,430	$0	$449,430

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

   Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada Dated March 24, 2005

Per: (signed) *"Doug R. Sutton"*
Doug R. Sutton, P.Eng.
Vice President

FORM 51-101F2
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Trust (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated on to the Company's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – M$)			
		Audited	Evaluated	Reviewed	Total
January 21, 2005	Canada	-	$76,441	-	$76,441
		-	$76,441	-	$76,441

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. W express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above.

Dated at Calgary, Alberta this 21st day of March, 2005.

Sproule Associates Limited

Per: (signed) *"R. Keith MacLeod"*
R. Keith MacLeod, P.Eng.

APPENDIX J

FAIRQUEST STOCK OPTION PLAN

FAIRQUEST ENERGY LIMITED

SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan is to develop the interest of officers, directors, employees of, consultants to, Fairquest Energy Limited and its subsidiaries or persons providing services on an ongoing basis thereto in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

2. Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a) "**Board**" means the board of directors of the Corporation;

(b) "**Common Shares**" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(c) "**Committee**" means a special committee of the board of directors appointed from time to time by the Board to administer the Plan or, if no such committee is appointed, the Board;

(d) "**Corporation**" means Fairquest Energy Limited, and includes any successor corporation thereof;

(e) "**Exchange**" means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(f) "**insider**", "**associate**" and "**affiliate**" have the meaning set forth in the *Securities Act* (Ontario);

(g) "**Insider**" means an insider of the Corporation and any person who is an associate or an affiliate of an insider of the Corporation;

(h) "**Market Price**" means the VWAP on the Exchange or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five (5) trading days immediately preceding the relevant date; provided that if the five (5) day VWAP does not accurately reflect the current market price for the Common Shares, the Exchange may adjust the VWAP based on relevant factors as determined by the Exchange, in which case the Market Price shall be the price so determined;

(i) "**Option**" means an option to purchase Common Shares granted pursuant to the provisions hereof;

(j) "**Optionees**" means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(k) "**Plan**" means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(l) "**Service Provider**" means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more;

(m) "**Security Based Compensation Arrangements**" means (i) stock option plans for the benefit of employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation's shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever;

(n) **"Technical Services Agreement"** means the agreement between the Corporation and Fairborne Energy Ltd. pursuant to which Fairborne Energy Ltd. will provide certain services to Fairquest; and

(o) **"VWAP"** means the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period; provided that the Exchange may require the exclusion of certain internal crosses and certain other special terms trades from the calculation.

3. Administration

The Plan shall be administered by the Committee pursuant to rules of procedure fixed by the Board.

4. Granting of Options

The Committee may from time to time designate directors, officers, employees of, and consultants to, the Corporation or its subsidiaries and other persons providing services on an ongoing basis to the Corporation or its subsidiaries (including through the Technical Services Agreement) to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Clause 5 hereof.

5. Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a) the maximum number of Common Shares issuable on exercise of outstanding Options at any time shall be limited to 10% of the issued and outstanding Common Shares;

(b) while any Performance Shares of the Corporation are outstanding, the maximum number of Common Shares issuable on exercise of Options outstanding together with the number of outstanding Performance Shares at any time shall not exceed 10% of the number of issued and outstanding Common Shares;

(c) the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the issued and outstanding Common Shares;

(d) the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; and

(e) the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares.

For the purposes of paragraphs 5(a) and (b), any increase in the issued and outstanding Common Shares (whether it is a result of exercise of Options or otherwise) will result in an increase in the number of Common

Shares that may be issued on Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Plan.

Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Option.

6. Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; (iii) that no vesting restriction shall exist; and (iv) any acceleration of vesting and, in the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-third (1/3) of the total number of Common Shares subject to the Options on each of the first, second and third anniversaries of the date of grant (computed in each case to the nearest full share) (subject to acceleration of vesting in the discretion of the Committee).

7. Option Price

The exercise price of Options granted under the Plan shall be fixed by the Committee when such Option is granted, provided that if the Common Shares are listed on a stock exchange, the exercise price of the Options shall not be less than the Market Price, or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant.

8. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise, be such period, not in excess of five (5) years, as may be determined from time to time by the Committee but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be six months from the date of death; and

(b) if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, the Option shall terminate on the expiry of the period (the "**Termination Date**") not in excess of six months prescribed by the Committee at the time of grant, following the date that the optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation and, in the absence of any determination to the contrary, will be 90 days following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, the Corporation or any subsidiary of the Corporation;

provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination, shall be the number of Common Shares which the optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director, employee, consultant or other service provider, as the case may be. Notwithstanding the normal expiry date of any Option granted hereunder, the Committee may extend the expiry date of any option for a period of not more than six (6) months following its initial expiry date, if the Optionee is restricted from exercising any Options as a result of any blackout or restricted period imposed by the Corporation or as a result of applicable law.

The Plan does not confer upon an Optionee any right with respect to continuation of employment by the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the Optionee, the Corporation or a subsidiary thereof to terminate the Optionee's employment or service provision at any time.

9. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

10. Surrender Offer

An Optionee may make an offer (the "**Surrender Offer**") to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed fair market value) specified therein by the Optionee and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee.

11. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the exercise price per share, as regards options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

12. No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.

13. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

14. Options to Companies

The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either: (i) wholly-owned by any person to whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person's spouse, minor children and/or minor grandchildren), subject to any requirements of any applicable regulatory authority having jurisdiction.

15. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such agreements may also contain such other provisions not inconsistent with the provisions hereof as the Committee may determine.

16. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment shall be made without the approval of any stock exchange on which the Common Shares may be listed, if required by such stock exchange, or, without the consent of the Optionee, if it alters or impairs any Option previously granted to such Optionee under the Plan.

17. Effective Time

This Plan shall be effective at the effective time of the Plan of Arrangement attached to the Arrangement Agreement made as of April 25, 2005 between Fairborne Energy Ltd., the Corporation, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and Fairborne Energy Trust as it may be amended.

APPENDIX K

TRUST UNIT INCENTIVE PLAN

FAIRBORNE ENERGY TRUST

Restricted Unit and Performance Unit Incentive Plan

1. The Plan

A restricted unit and performance unit incentive plan (the "**Plan**") pursuant to which restricted units ("**Restricted Units**") and performance units ("**Performance Units**") may be granted to the directors, officers, employees of, and consultants and service providers to, Fairborne Energy Trust (the "**Trust**") or any of its subsidiaries, including Fairborne Energy Ltd. (the "**Corporation**"), is hereby established on the terms and conditions herein set forth. This Plan is a full-value unit plan using the value of trust units of the Trust (the "**Trust Units**") as the basis for the Restricted Units and Performance Units.

2. Purposes

The principal purposes of this Plan are as follows:

(a) to retain and attract qualified directors, officers, employees, consultants and other service providers that the Trust and the Trust Affiliates require;

(b) to promote a proprietary interest in the Trust by such directors, officers, employees, consultants and other service providers and to encourage such individuals to remain in the employ of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the business of the Trust; and

(c) to focus management of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

3. Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "**Adjustment Ratio**" means, with respect to any Restricted Unit or Performance Unit, the ratio used to adjust the number of Trust Units to be issued on the applicable Issue Date(s) pertaining to such Restricted Unit or Performance Unit determined in accordance with the terms of this Plan; and, in respect of each Restricted Unit or Performance Unit, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Fair Market Value of the Trust Units on the Distribution Payment Date;

(b) "**Board**" means the board of directors of the Corporation as it may be constituted from time to time;

(c) "**Change of Control**" means:

(i) the acceptance and sale by the Unitholders or holders of voting shares of the Corporation, representing in the aggregate more than fifty (50%) percent of all issued and outstanding Trust Units or voting shares of the Corporation, as the case may be, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Trust Units or voting shares of the Corporation; or

(ii) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Trust Units or shares of the Corporation acquired), directly or indirectly, of the beneficial ownership of such number of Trust Units or shares of the Corporation or rights to Trust Units or voting shares of the Corporation, which together with such person's then owned Trust Units or voting shares and rights to acquire Trust Units or voting shares, if any, represent (assuming the full exercise of such rights to acquire Trust Units or voting shares) more than fifty (50%) percent of the combined voting rights of the Trust Units or the Corporation's then outstanding voting shares, together with the Trust Units or voting shares that would be outstanding on the full exercise of the rights to acquire Trust Units or voting shares and such person's previously owned rights to acquire Trust Units or voting shares; or

(iii) the closing of a transaction whereby either the Trust or the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Unitholders or shareholders of the Corporation prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv) the passing of a resolution by the Board, or Unitholders or shareholders of the Corporation to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a *bona fide* reorganization of the Trust or Corporation in circumstances where the business of the Corporation is continued and where the unitholdings or shareholdings, as the case may be, remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(v) individuals who were either members of the Board immediately prior to a meeting of the shareholders of the Corporation or were proposed by management of the board of directors of the Corporation for election to the Board at a meeting of shareholders of the Corporation, in either case involving a contest for, or an item of business relating to the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi) the sale by either the Trust or the Corporation of all or substantially all of its respective assets; or

(vii) the termination of the Trust;

(d) "**Committee**" has the meaning set forth in Section 4 hereof provided that if the Compensation or another committee is not appointed or authorized to administer this Plan by the Board, all references in this Plan to the Committee will be deemed to be references to the Board;

(e) "**Corporation**" means Fairborne Energy Ltd.;

(f) "**Disability**" in respect of a Grantee means that such Grantee is receiving benefits under any long term disability plan of the Corporation or a Trust Affiliate;

(g) "**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

(h) "**Distribution Payment Date**" means any date that a Distribution is distributed to Unitholders;

(i) "**Distribution Record Date**" means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(j) **"Exchange"** means the Toronto Stock Exchange or such other stock exchange on which the Trust Units are then listed and posted for trading from time to time;

(k) **"Exchangeable Shares"** means exchangeable shares of the Corporation as defined in the Arrangement Agreement dated April 25, 2005 among the Corporation, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and the Trust and any other exchangeable shares of the Corporation or any subsidiary or affiliate (as defined in the *Business Corporations Act* (Alberta)) of the Trust which are exchangeable into Trust Units;

(l) **"Fair Market Value"** with respect to a Trust Unit, as at any date means the weighted average of the prices at which the Trust Units traded on the Exchange (or, if the Trust Units are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which the Trust Units are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Trust Units traded on such Exchange immediately preceding such date. In the event that the Trust Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Trust Units as determined by the Board in its discretion, acting reasonably and in good faith;

(m) **"Grantee"** has the meaning set forth in Section 5 hereof;

(n) **"Issue Date"** means, with respect to any Restricted Unit or Performance Unit, the date upon which Trust Units awarded thereunder shall be issued to the Grantee of such Restricted Unit or Performance Unit;

(o) **"Notice Date"** has the meaning set forth in Section 7(d)(ii) hereof;

(p) **"Payout Multiplier"** means, at any time, the number obtained by subtracting one from the product of (i) 0.04 and (ii) the Percentile Rank in effect at such time; provided, however, that:

(i) in the event that such Percentile Rank is less than 35, the Payout Multiplier shall be zero; and

(ii) in the event that such Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two;

(q) **"Peer Comparison Group"** means, generally, comparable public Canadian oil and gas issuers that are trusts and competitors of the Trust and which shall be determined from time to time by the Committee;

(r) **"Percentile Rank"** means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Trust Units issuable pursuant to any Performance Unit on an Issue Date, the percentile rank, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units of members of the Peer Comparison Group that are trusts over the period commencing on or about the date such Performance Unit was made and ending on or about the second business day preceding such Issue Date (such commencing and ending dates to be determined by the Committee, in its sole discretion);

(s) **"Performance Unit"** means an award of Trust Units under this Plan designated as a "Performance Unit" in the Unit Award Agreement pertaining thereto, which Trust Units shall be issued on the Issue Date determined in accordance with Section 7(b)(ii) hereof, subject to adjustment pursuant to the provisions of such Section 7(b)(ii);

(t) **"Restricted Unit"** means an award of Trust Units under this Plan designated as a "Restricted Unit" in the Unit Award Agreement pertaining thereto, which Trust Units shall be issued on the Issue

Date(s) determined in accordance with Section 7(b)(i) hereof, subject to adjustment pursuant to the provisions of such Section 7(b)(i);

(u) "**Retirement**" shall have such meaning as the Committee or the Board shall determine from time to time but, for greater certainty, shall not include any of the events described in paragraphs 7(d)(i), (ii), (iii) or (v);

(v) "**Service Provider**" has the meaning set forth in Section 5 hereof;

(w) "**Settlement Amount**" has the meaning set forth in Section 7(c) hereof;

(x) "**Total Unitholder Return**" means, with respect to any period, the total return to Unitholders on the Trust Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Trust Units on the Exchange over such period;

(y) "**Trust**" means Fairborne Energy Trust;

(z) "**Trust Affiliate**" means a corporation, partnership or trust that is affiliated with the Corporation or the Trust (within the meaning of the *Securities Act* (Alberta)) and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;

(aa) "**Trust Units**" means trust units of the Trust;

(bb) "**Unit Award Agreement**" has the meaning set forth in Section 7 hereof; and

(cc) "**Unitholder**" means a holder of Trust Units.

4. Administration

This Plan shall be administered by the Compensation Committee of the Board or such other committee as the Board considers appropriate (the "**Committee**").

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a) the authority to make grants of Restricted Units or Performance Units;

(b) to determine the Fair Market Value of the Trust Units on any date;

(c) to determine the Service Providers to whom, and the time or times at which Restricted Units or Performance Units shall be granted;

(d) to determine the number of Trust Units to be covered by each Restricted Unit or Performance Unit;

(e) to determine members of the Peer Comparison Group from time to time;

(f) to determine the Total Unitholder Return of the Trust and the Peer Comparison Group at any time;

(g) to prescribe, amend and rescind rules and regulations relating to this Plan;

(h) to interpret this Plan;

(i) to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with grants of Restricted Units or Performance Units; and

(j) to make all other determinations deemed necessary or advisable for the administration of this Plan.

The determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under this Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Restricted Unit or Performance Unit in any year shall not require the Committee to approve the grant of a Restricted Unit or Performance Unit to any Service Provider in any other year; nor shall the Committee's decision with respect to the size or terms and conditions of a Restricted Unit or Performance Unit in any year require it to approve the grant of Restricted Units or Performance Units of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of Restricted Units or Performance Units to any Service Provider solely because such Service Provider may previously have been granted Restricted Units or Performance Units under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate. No Service Provider has any claim or right to be granted Restricted Units or Performance Units.

5. Eligibility and Award Determination

Restricted Units and Performance Units may be granted only to persons, firms or corporations who are employees, senior officers or directors, officers, employees of, or consultants or other service providers to, the Trust or any Trust Affiliates (collectively, "**Service Providers**"); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Units or Performance Units may be granted ("**Grantees**") and the number of Restricted Units or Performance Units to be covered by each grant, the Committee may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a) compensation data for comparable benchmark positions among the Peer Comparison Group;

(b) the duties, responsibilities, position and seniority of the Grantee;

(c) performance measures of the Trust compared with similar performance measures of members of the Peer Comparison Group for the most recently completed fiscal year;

(d) the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e) any cash bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust;

(f) the Fair Market Value or current market price of the Trust Units at the time of grant of such Restricted Units or Performance Units; and

(g) such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

6. Reservation of Trust Units

Subject to Sections 7(b)(i)(2), 7(b)(ii)(B) and 9 of this Plan, the number of Trust Units reserved for issuance from time to time pursuant to Restricted Units and Performance Units granted and outstanding hereunder at any time shall not exceed a number of Trust Units equal to 5% of the aggregate number of: (i) issued and outstanding Trust Units; plus (ii) the number of Trust Units issuable upon exchange of outstanding Exchangeable Shares. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the unitholders of the Trust.

If any Restricted Units or Performance Units granted under this Plan shall expire, terminate or be cancelled for any reason without the Trust Units issuable thereunder having been issued in full, any Trust Units shall be available for the purposes of the granting of further Restricted Units or Performance Units under this Plan.

7. Terms and Conditions of Grants of Restricted Units and Performance Units

Each grant of Restricted Units and Performance Units shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Trust and the Grantee (a "**Unit Award Agreement**"), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee or the Board, in its discretion, shall establish):

(a) ***Number and Type of Trust Units*** – The Committee shall determine the number of Restricted Units or Performance Units to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as either a "Restricted Unit" or a "Performance Unit", as applicable, in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Units or Performance Units which, together with all Restricted Units and Performance Units then held by such Grantee, would entitle such Grantee to receive a number of Trust Units which is greater than 1% of the outstanding Trust Units, calculated on an undiluted basis. In addition: (i) the number of Trust Units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units; and (ii) the number of Trust Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Trust Units. For the purpose, "insiders" and "security based compensation arrangements" have the meanings ascribed thereto in Part VI of the Company Manual of the Toronto Stock Exchange. The number of Trust Units issuable pursuant to this Plan to a director of the Corporation who is not an officer or employee of the Trust or a Trust Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

(b) ***Issue Dates and Adjustment of Restricted Units or Performance Units***

(i) Restricted Units – Subject to Section 7(d) hereunder, with respect to any Restricted Unit, the Issue Dates for the issuance of Trust Units thereunder shall be as follows:

(A) as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the first anniversary of the date of the Restricted Unit;

(B) as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the second anniversary of the date of the Restricted Unit; and

(C) as to the remaining one-third of the Trust Units awarded pursuant to such Restricted Unit, on the third anniversary of the date of the Restricted Unit;

provided, however, that:

(1) in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Trust Units awarded pursuant to such Restricted Unit that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is

immediately prior to the date upon which a Change of Control is completed; and

(2) immediately prior to each Issue Date, the number of Trust Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Unit.

(ii) *Performance Units* – Subject to Section 7(d) hereunder, with respect to any Performance Unit, the Issue Date for the issuance of Trust Units thereunder shall be on the third anniversary of the date of the Performance Unit provided, however, that:

(A) in the event of any Change of Control prior to the Issue Date determined in accordance with the above provisions of this Section 7(b)(ii), the Issue Date for all Trust Units awarded pursuant to such Performance Unit that have not yet been issued as of such time shall be the date which is immediately prior to the date upon which a Change of Control is completed; and

(B) immediately prior to each Issue Date, the number of Trust Units to be issued on such Issue Date shall be adjusted by multiplying such number by (1) the Adjustment Ratio applicable in respect of such Performance Unit, and (2) the Payout Multiplier applicable to such Performance Unit at such time.

Notwithstanding any other provision of this Plan, but subject to the limits described in Sections 6 and 7(a) hereof and any other applicable requirements of the Exchange or other regulatory authority, the Board hereby reserves the right to make any additional adjustments to the number of Trust Units to be issued pursuant to any Performance Unit (including adjustments as a result of the absolute Total Unitholder Return without comparison to the Peer Comparison Group) if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of this Plan.

(iii) *Board Discretion to Accelerate the Issue Date* – Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Restricted Units or Performance Units at any time and from time to time.

(c) ***Surrender of Restricted Units and Performance Units*** – At any time when the Trust Units are listed and posted for trading on the Exchange, a Grantee may elect on any Issue Date pertaining to a Restricted Unit or Performance Unit, subject to the consent of the Trust, that the Trust pay an amount in cash equal to the aggregate current market value of the Trust Units (as adjusted in accordance with the relevant provisions set forth in Section 7(b) and based on the closing price of the Trust Units on the Exchange on the trading day immediately preceding such Issue Date) (the "**Settlement Amount**") in consideration for the surrender by the Grantee to the Trust of the right to receive Trust Units under such Restricted Unit or Performance Unit. Following such election and the acceptance thereof by the Trust, the Trust shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 10 hereof) and sent by pre-paid mail or delivered to the Grantee. The Trust and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Trust Units in which case the number of Trust Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchange or from the Trust, as an issuance of treasury Trust Units, or a combination thereof; provided, however, that the aggregate number of Trust Units that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the issued and outstanding Trust Units as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d) ***Termination of Relationship as Service Provider*** – Unless otherwise provided in a Unit Award Agreement pertaining to a particular grant of Restricted Units or Performance Units or any written employment agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i) Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Unit Award Agreements under which Restricted Units or Performance Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

(ii) Termination not for cause – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause,

(A) effective as of the date notice is given in respect of such termination (the "**Notice Date**") and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Unit Award Agreements under which Performance Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any Performance Units or compensation in lieu thereof after the Notice Date; and

(B) effective as of the last day of any notice period applicable in respect of such termination, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

(iii) Voluntary Resignation – If a Grantee voluntarily ceases to be a Service Provider for any reason other than such Grantee's Disability, Retirement or death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Unit Award Agreements under which Restricted Units or Performance Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Restricted Unit or Performance Unit shall not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate so long as the Grantee continues to be a Service Provider.

(iv) Disability or Retirement – If a Grantee ceases to be a Service Provider as a result of such Grantee's Disability or Retirement, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date such Grantee ceases to be a Service Provider as a result of such Grantee's Disability or Retirement.

(v) Death – If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date of such Grantee's death and the number of Trust Units to be issued to such Grantee shall be pro-rated for the number of months that the Grantee was a Service Provider.

8. Rights as a Unitholder

Until the Trust Units granted pursuant to any Restricted Units or Performance Units have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Units or Performance Units has been made shall not possess any incidents of ownership of such Trust Units including, for greater certainty and without limitation, the right to receive Distributions on such Trust Units and the right to exercise voting rights in respect of such Trust

Units. Such Grantee shall only be considered a Unitholder in respect of such Trust Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

9. Effect of Certain Changes

In the event:

(a) of any change in the Trust Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b) that any rights are granted to Unitholders to purchase Trust Units at prices substantially below Fair Market Value; or

(c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Trust Units are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Units or Performance Units and to any Unit Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10. Withholding Taxes

When a Grantee or other person becomes entitled to receive Trust Units under, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a) the tendering by the Grantee of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(b) the withholding by the Corporation or the Trust, as the case may be, from the Trust Units otherwise due to the Grantee such number of Trust Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c) the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Trust Units so withheld is sufficient to satisfy the total withholding tax obligation.

11. Non-Transferability

Subject to Section 7(d)(v), the right to receive Trust Units pursuant to Restricted Units or Performance Units granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Unit or Performance Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units or Performance Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Units or Performance Units shall terminate and be of no further force or effect.

12. Amendment and Termination of Plan

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of this Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange. Any amendment to this Plan shall take effect only with respect to Restricted Units or Performance Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units or Performance Units with the mutual consent of the Corporation and the Service Providers to whom such Restricted Units or Performance Units have been made.

13. Compliance with Legal Requirements

The Trust shall not be obliged to issue any Trust Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Trust Units under any Restricted Units or Performance Units as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Trust Units in compliance with applicable laws, rules and regulations. The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Trust Units awarded under this Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Units or Performance Units hereunder in accordance with any such requirements.

14. No Right to Continued Employment

Nothing in this Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee's employment or service arrangement with the Trust or any Trust Affiliate.

15. Ceasing to be a Trust Affiliate

Except as otherwise provided in this Plan, Restricted Units and Performance Units granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and a Trust Affiliate. For greater certainty, all Restricted Units and Performance Units remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

16. Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

17. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

18. Effective Date

This Plan shall be effective at the effective time of the Plan of Arrangement attached to the Arrangement Agreement made as of April 25, 2005 between the Corporation, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and the Trust as it may be amended.

APPENDIX L

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX M

PRO FORMA FINANCIAL STATEMENTS OF FAIRBORNE ENERGY LTD.

COMPILATION REPORT

To the Board of Directors of Fairborne Energy Ltd.

We have read the accompanying unaudited pro forma combined statement of operations of Fairborne Energy Ltd. (the "Company") for the year ended December 31, 2004 and have performed the following procedures:

1. Compared the figures in the column captioned "Fairborne Energy Ltd." to the audited consolidated financial statements of the Company for the year ended December 31, 2004, and found them to be in agreement.
2. Compared the figures in the column captioned "Case Resources Inc. six months ended June 30, 2004" to the unaudited consolidated financial statements of Case Resources Inc. for the six months ended June 30, 2004, and found them to be in agreement.
3. Compared the figures in the column captioned "Case Resources Inc. twenty seven days ended July 27, 2004" to the unaudited consolidated financial statements of Case Resources Inc. for the twenty seven days ended July 27, 2004, and found them to be in agreement.
4. Compared the figures in the column captioned "Selected properties acquired by Fairborne Energy Ltd." to the unaudited Schedule of Revenue and Expenses for selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004 and found them to be in agreement.
5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma combined statement of operations complies as to form in all material respects with the published requirements of the Canadian Securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma combined statement of operations complies as to form in all material respects with the published requirements of the Canadian securities legislation.
6. Read the notes to the pro forma combined statement of operations, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the respective columns for the year ended December 31, 2004, and found the amounts in the column captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma combined statement of operations is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined statement of operations, and we therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) *"KPMG LLP"*

Chartered Accountants

Calgary, Canada
April 27, 2005

FAIRBORNE ENERGY LTD.

Pro Forma Combined Statement of Operations

Year ended December 31, 2004
(Unaudited)
(thousands of dollars)

	Fairborne Energy Ltd. (year ended December 31, 2004)	Selected properties acquired by Fairborne Energy Ltd. (three months ended March 31, 2004)	Case Resources Inc. (six months ended June 30, 2004)	Case Resources Inc. (twenty seven days ended July 27, 2004)	Adjustments (Note 2)	Pro Forma Combined
Revenue						
Petroleum and natural gas	$ 125,604	$ 11,955	$ 10,379	$ 1,638	$ –	$ 149,576
Royalties	(26,526)	(2,228)	(2,424)	(413)	–	(31,591)
	99,078	9,727	7,955	1,225	–	117,985
Expenses						
Production	23,556	2,715	1,949	308	–	28,528
General and administrative	6,819	–	1,926	2,316	–	11,061
Interest	2,532	–	134	32	861	3,559
Depletion, depreciation and accretion	42,846	–	2,562	385	7,500	53,293
	75,753	2,715	6,571	3,041	8,361	96,441
Income (loss) before taxes	23,325	7,012	1,384	(1,816)	(8,361)	21,544
Taxes						
Capital	645	–	25	4	–	674
Future (reduction)	8,978	–	536	(629)	(459)	8,426
	9,623	–	561	(625)	(459)	9,100
Net income (loss)	$ 13,702	$ 7,012	$ 823	$ (1,191)	$ (7,902)	$ 12,444
Net income per share						
Basic	$ 0.34					$ 0.28
Diluted	$ 0.32					$ 0.26

See accompanying notes to pro forma combined statement of operations.

FAIRBORNE ENERGY LTD.

Notes to Pro Forma Combined Statement of Operations

For the year ended December 31, 2004
(Unaudited)

---

1. Basis of presentation:

Fairborne Energy Ltd. ("Fairborne" or the "Company") is a resource based company engaged in the exploration for, and development and production of natural gas, natural gas liquids and crude oil in Western Canada. Fairborne was incorporated under the laws of the Province of Alberta on January 9, 2002 and commenced active operations with the purchase of certain petroleum and natural gas properties and equipment on May 31, 2002.

The accompanying unaudited pro forma combined statement of operations has been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma combined statement of operations for the year ended December 31, 2004 is based on:

(a) the audited consolidated statement of operations and retained earnings of Fairborne for the year ended December 31, 2004;

(b) the unaudited schedule of revenue and expenses for the selected properties referred to in the purchase and sale agreement dated February 8, 2004 between Fairborne Energy Ltd. and BP Canada Energy Company for the three months ended March 31, 2004;

(c) the unaudited consolidated statement of earnings of Case Resources Inc. ("Case") for the six months ended June 30, 2004; and

(d) the unaudited consolidated statement of loss of Case for the twenty seven days ended July 27, 2004.

The pro forma combined statement of operations may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

FAIRBORNE ENERGY LTD.

Notes to Pro Forma Combined Statements of Operations, page 5

For the year ended December 31, 2004
(Unaudited)

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2. Pro forma transaction and assumptions:

The pro forma combined statement of operations for the year ended December 31, 2004 gives effect to the following transactions and adjustments effective January 1, 2004:

(a) The acquisition of the selected properties acquired from BP Canada Energy Company, as if it had occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(b) The issuance in connection with the acquisition of the selected properties acquired from BP Canada Energy Company of 6,178,000 common shares for net proceeds of approximately $38.9 million, as if it has occurred on January 1, 2004, instead of actual closing date of March 31, 2004.

(c) The acquisition of Case as if it had occurred on January 1, 2004, instead of actual closing date of July 27, 2004.

(d) Interest expense has been increased to reflect the impact of $71.9 million of bank indebtedness incurred on the acquisition of the selected properties acquired from BP Canada Energy Company, assuming an interest rate of 5%.

(e) Accretion of the asset retirement obligations has been increased to reflect the impact of the selected properties acquired from BP Canada Energy Company.

(f) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(g) Future income taxes have been adjusted to reflect the impact of the above adjustments.

APPENDIX N

FAIRBORNE CORPORATE GOVERNANCE GUIDELINE TABLE

FAIRBORNE CORPORATE GOVERNANCE GUIDELINE TABLEGUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, including:		
a) the adoption of a strategic planning process;	Yes	The Board has implemented a strategic planning process which involves, among other things, the following: (i) at least one meeting per year will be devoted substantially to the review of strategic plans that are proposed by management; (ii) ongoing meetings of the Board to discuss strategic planning issues, with and without members of management; and (iii) the Board reviews and assists management in forming the short and long term objectives of Fairborne on an ongoing basis.
b) the identification of the principal risks of the Corporation's business and the implementation of appropriate systems to manage these risks;	Yes	The Board has identified the principal risks of Fairborne's business and works with management on an ongoing basis to assess and review the management of such risks.
c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board takes ultimate responsibility for the appointment and monitoring of Fairborne's senior management. No formal system of succession planning has been developed. The Board reviews the performance of the senior executives on an ongoing basis.
d) the Corporation's communications policy;	Yes	The Board reviews, on an ongoing basis, the methods by which Fairborne communicates with its shareholders, regulatory bodies and the public. The Board or individual members review all of Fairborne's major compliance and communication documents, including annual and quarterly reports, financing documents and other material disclosure documents. Through the Audit Committee, all public financial information is reviewed and recommended to the Board for approval prior to its release. Fairborne has adopted a Disclosure, Confidentiality and Trading Policy which it requires all directors, officers and employees to comply with.
e) the integrity of the Corporation's internal control and management information systems.	Yes	The Board, both directly and through the Audit Committee and the external auditors, assesses the integrity of Fairborne's internal control and management information systems on an ongoing basis.

FAIRBORNE CORPORATE GOVERNANCE GUIDELINE TABLEGUIDELINES	COMPLIANCE	COMMENTS
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Four of the six current directors of Fairborne are "unrelated" directors as defined by the TSX, being a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Fairborne, other than interests and relationships arising from shareholding. The Guidelines also recommend that if a corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or a relationship with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	The Board consists of six members, two of whom, Richard A. Walls and David L. Summers, are members of management. As President and Chief Executive Officer and Vice-President, Operations and Chief Operating Officer, respectively, Mr. Walls and Mr. Summers are considered "inside" and "related" directors.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Board has appointed a Corporate Governance and Nominating Committee, comprised of Michael E.J. Phelps, Rodney D. Wimer, Gary F. Aitken and Donald J. Nelson. All members are outside directors. The Corporate Governance and Nominating Committee has amongst its mandates the responsibility for recommending suitable candidates for nomination to the Board and maintaining an overview of the entire membership of the Board, including a review of their continuing qualifications and the continued validity of their credentials.

FAIRBORNE CORPORATE GOVERNANCE GUIDELINE TABLEGUIDELINES	COMPLIANCE	COMMENTS
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The responsibility for the assessment of the effectiveness of the Board as a whole, the committees of the Board, the appointments to those committees and the mandates thereof, as well as the contribution of individual directors on an ongoing basis, is either considered by the Board as a whole or will be delegated to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee recommends to the Board following each annual meeting of shareholders the allocation of Board members to each Board committee.
6. The existence of an orientation and education program for new recruits to the Board.	Yes	While Fairborne does not currently have a formal orientation and education program for new recruits to the Board, Fairborne has historically provided such orientation and education on an ad hoc and informal basis. As new directors have joined the Board, management has provided these individuals with historical information, minutes of meetings, company policies, insurance coverage and operations data as well as information on Fairborne's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of Fairborne's particular circumstances, including the size of Fairborne, limited turnover of the directors and the experience and expertise of the Board members.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Board considers that six members as proposed to be elected at the Meeting is currently an appropriate number of directors having regard to the size of Fairborne, the number of required committees, the nature of its business and operations and the experience and expertise required to carry out their duties effectively while maintaining a diversity of views and experience. The size and composition of the Board will continue to be assessed and reviewed.

FAIRBORNE CORPORATE GOVERNANCE GUIDELINE TABLEGUIDELINES	COMPLIANCE	COMMENTS
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	The Board has appointed a Compensation Committee comprised of Rodney D. Wimer, Gary F. Aitken and Michael E.J. Phelps. The mandate of the Compensation Committee is to formulate and to make recommendations to the Board in respect of compensation issues relating to directors, senior management and the staff of Fairborne, including reviewing and recommending performance objectives and the compensation package for the Chief Executive Officer.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	The Board has constituted four committees: the Compensation Committee, the Corporate Governance and Nominating Committee, the Reserves Committee and the Audit Committee. All of the members of each of the Board's committees are unrelated, outside directors. While Michael E.J. Phelps is the Chairman of the Board, he is not considered by the Board to be a part of management and thus is an outside director for purposes of the Guidelines.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's approach to governance issues.	Yes	The Board has appointed a Corporate Governance and Nominating Committee to enhance corporate governance through a continuing assessment of governance issues and a mandate which includes recommending a broad list of topics of interest that are important for discussion and/or action by the Board, and undertaking on behalf of the Board, such other initiatives as are needed to assist the Board in delivering exemplary governance of Fairborne.
11. The Board has developed:		
(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	See comment	To date, the Board has not developed specific position descriptions for its members since the Board, acting together, exercises plenary power. The Board retains all powers not delegated by the Board to management or Board committees. The Chief Executive Officer's responsibilities are reviewed annually. The Chief Executive Officer is accountable to the Board for meeting corporate objectives and for managing the day to day business of Fairborne, subject to compliance with plans and objectives approved from time to time by the Board. The Board retains responsibility for significant changes in Fairborne's affairs, such as approval of major expenditures, financing arrangements and significant acquisitions and divestitures.

FAIRBORNE CORPORATE GOVERNANCE GUIDELINE TABLEGUIDELINES	COMPLIANCE	COMMENTS
(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The corporate objectives of the CEO include maximizing shareholder value, implementing the business plan for Fairborne that is reviewed annually by the Board pursuant to the Board's strategic planning process, developing and staffing Fairborne's management structure and providing effective communication between the Board, management and shareholders.
12. The structures and procedures ensuring that the Board can function independently of management.	Yes	Fairborne has appointed Michael E.J. Phelps as Chairman of the Board and a majority of the Board are independent of management. Neither of the two members of management on the Board sit on any of the committees of the Board. The Board believes it functions and can continue to function independently of management. The Board (including the unrelated members thereof) and any committees can meet in the absence of management at their discretion, and any committee or member of the Board may engage outside advisors at the expense of Fairborne in appropriate circumstances, as discussed below.
13.(a) The Audit Committee of the Board should be composed only of outside directors. (b) The roles and responsibilities of the Audit Committee should be specifically defined. (c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. (d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	Fairborne's Audit Committee is comprised of Michael E.J. Phelps, Rodney D. Wimer and Gary F. Aitken, all of whom are outside directors. While Michael E.J. Phelps is the Chairman of the Board of Directors, he is not considered by the Board to be a part of management and thus is an outside director for purposes of the Guidelines. The Audit Committee meets at least once each quarter and, among other things, with the assistance of the external auditors, is responsible for reviewing management programs and policies regarding the adequacy and effectiveness of the internal controls over the accounting and financial reporting systems within Fairborne, including management's response to internal control recommendations of the external auditors.
		The Audit Committee reviews management plans regarding changes in accounting practices and policies and the financial impact thereof and is responsible for reviewing the major areas of management judgement and estimates that have a significant effect upon the financial statements. The Audit Committee receives a yearly update from Fairborne's external auditors with respect to Fairborne's financial control and information systems which comes to their attention during the course of conducting the year end audit. Results of that update is relayed by the Audit Committee

FAIRBORNE CORPORATE GOVERNANCE GUIDELINE TABLEGUIDELINES	COMPLIANCE	COMMENTS
		to the full Board for its consideration. The Audit Committee meets with Fairborne's external auditors quarterly without management present and may do so at any time throughout the rest of the year. All financial statements, quarterly reports and other financial information that are publicly disseminated are reviewed by the Audit Committee prior to release for approval.
14. The existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	A director or a group of directors may engage outside advisors at the expense of Fairborne, subject to approval of the Corporate Governance and Nominating Committee.

QUEBECOR MERRILL
CANADA INC
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